Form 20-F
period 2002-12-31
RANDGOLD & EXPLORATION CO LTD
filed 2003-07-14
CIK 1033217

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________to______________

         Commission file number 0-29150

                     RANDGOLD & EXPLORATION COMPANY LIMITED
--------------------------------------------------------------------------------
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)


                                  SOUTH AFRICA
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                5 PRESS AVENUE, SELBY, JOHANNESBURG, SOUTH AFRICA
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class             Name of each exchange on which registered
None
--------------------------      -----------------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Ordinary Shares, par value Rand .01 per share
--------------------------------------------------------------------------------
                                (Title of Class)


                           AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2002, the Registrant had outstanding 43,696,228 Ordinary Shares, par value Rand .01 per share.

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.                       Yes |X| No |_|

         Indicate by check mark which financial statement item the Registrant
         has elected to follow.                      Item 17 |_|   Item 18 |X|

         (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by a checkmark whether the registrant has filed all documents and reports required to be filed by sections 12, 13 or 15(d) of the Securities Exchange Act 1934 subsequent to the distribution of securities under a plan
confirmed by a court.                                           Yes |_| No |_|

                                TABLE OF CONTENTS
                                -----------------

INDEX                                                                                                      PAGE NO.
-----                                                                                                      --------
GLOSSARY OF TERMS AND EXPLANATIONS .............................................................................ii

                                     PART I

Item 1            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                  AND ADVISERS ..................................................................................1

Item 2            OFFER STATISTICS AND EXPECTED TIMETABLE .......................................................1

Item 3            KEY INFORMATION ...............................................................................1

Item 4            INFORMATION ON THE COMPANY ...................................................................14

Item 5            OPERATING AND FINANCIAL REVIEW AND PROSPECTS .................................................53

Item 6            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ...................................................73

Item 7            MAJOR SHAREHOLDERS AND RELATED PARTY
                  TRANSACTIONS .................................................................................77

Item 8            FINANCIAL INFORMATION ........................................................................79

Item 9            THE OFFER AND LISTING ........................................................................79

Item 10           ADDITIONAL INFORMATION .......................................................................80

Item 11           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ...................................93

Item 12           DESCRIPTION OF SECURITIES OTHER THAN
                  EQUITY SECURITIES ............................................................................97

                                     PART II

Item 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ..............................................98

Item 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS .................98

Item 15           CONTROLS AND PROCEDURES.......................................................................98

Item 16           [Reserved] ...................................................................................98

                                    PART III

Item 17           FINANCIAL STATEMENTS .........................................................................99

Item 18           FINANCIAL STATEMENTS .........................................................................99

Item 19           EXHIBITS .....................................................................................99

                      PREPARATION OF FINANCIAL INFORMATION

         Randgold & Exploration Company Limited is a South African company, and its operations are primarily managed there. Accordingly, its books of accounts are maintained in South African Rand. Our financial statements are prepared in United States Dollars and in accordance with generally accepted accounting principles in the United States. All references to "Dollars" or "$" herein are to United States Dollars, and references to "Rand" or "R" are to South African Rand.

                IMPERIAL UNITS OF MEASURE AND METRIC EQUIVALENTS

Metric                Imperial                Imperial                Metric
------                --------                --------                ------
1 metric tonne        1.10229 short ton       1 short ton             0.9072 metric tonne
1 kilogram            2.20458 pounds          1 pound                 0.4536 kilograms
1 gram                0.03215 troy ounces     1 troy ounce            31.10353 grams
1 kilometer           0.62150 mile            1 mile                  1.609 kilometers
1 meter               3.28084 feet            1 foot                  0.3048 meters
1 liter               0.26420 U.S. gallon     1 U.S. gallon           3.785 liters
1 hectare             2.47097 acres           1 acre                  0.4047 hectares
1 centimeter          0.39370 inches          1 inch                  2.54 centimeters
1 square kilometer    0.3861 square miles     1 square mile           2.58999 square kilometers

                       GLOSSARY OF TERMS AND EXPLANATIONS

Accreted:                           The process whereby one geologic package of
                                    rocks converges upon, and is fused or welded to another. This is typically the result of movement of the Earth's plates.

AE:                                 Autorisation d'exploration (prospecting
                                    permit).

Albite:                             A sodium rich feldspar mineral.

Alteration:                         Changes in the composition of a rock,
                                    generally chemical or mineralogical, brought about by weathering or hydrothermal activity.

Amphibolite facies:                 A grade of metamorphism with specific
                                    minerals formed under specific pressure and temperature conditions.

Anticlinal flexure:                 A fold or flexure in the (lithologic)
                                    layering of a rock such that the convex
                                    portion faces upwards, i.e. in the shape of an arch.

Arsenopyrite:                       A mineral compound of iron, arsenic and
                                    sulfur.

Batholith:                          A large intrusive mass of igneous rock.

Biotite:                            A dark colored micaceous mineral.

Birrimian:                          Geological time era, about 2.1 billion years
                                    ago in which a suite of rocks characteristic to West Africa formed.

Breccia/Brecciation:                Rock type, formed from recrystalized
                                    fragments of other rocks.

Brownfield:                         A previously explored area.

Carbonate:                          Type of sedimentary rock.

Carbon-In-Leach                     (CIL): A process similar to CIP (described
                                    below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon-In-Pulp (CIP):               A common process used to extract gold from
                                    cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks.
                                    The processed slurry, which has been leached with cyanide prior to the CIP process, contains gold in solution. The gold in solution is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electro-winning onto steel wool cathodes or by a similar process.

Chalcopyrite:                       A mineral compound of copper, iron and
                                    sulphide.

Clastic: Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Craton: A part of the Earth's crust that has attained stability and has been little deformed for a long time.

Cut-off grade:                      The grade at which the total profit from
                                    mining the ore bodies, under a specified set of mining parameters, is maximized.

Development:                        Activities required to prepare for mining
                                    activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.

Dilution:                           Mixing of ore grade material with non-ore
                                    grade/waste material in the mining process.

Disseminated:                       A term used to describe fine particles of
                                    the ore mineral dispersed through the
                                    enclosing rock.

Dyke: A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:                                Exclusive exploration permit.

Electro-winning:                    Chemical and electrical process of
                                    recovering gold after elution.

Elution:                            Chemical process of desorbing gold from
                                    activated carbon.

EP:                                 Exploration permit.

Epidote: A calcium and iron rich silicate mineral generally formed during hydrothermal alteration.

Exploration:                        Activities associated with ascertaining the
                                    existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Facies: An assemblage of metamorphic rocks which is considered to have formed under similar conditions of temperature and pressure.

Fault: A fracture in the rock along which there has been an observable amount of displacement.

Feldspar:                           An alumino-silicate mineral.

Flotation:                          A recovery process by which valuable
                                    minerals are separated from waste rock to produce a concentrate. Chemicals are then introduced to induce certain minerals to attach to air bubbles and to float.

Fold:                               A flexure in the rocks.

Foliation:                          Parallel orientation of platy minerals or
                                    mineral banding in rocks.

Footwall:                           The underlying side of a fault, orebody or
                                    stope.

Fragmentation:                      The breakage of rock during blasting in
                                    which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:                                Gram of gold per metric tonne.

Gold reserves:                      The gold contained within proven and
                                    probable reserves on the basis of
                                    recoverable material (reported as mill
                                    delivered tonnes and head grade).

Grade: The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granitoid:                          Geological rock type.

Granodiorite:                       Type of igneous rock.

Gravity gold concentration:         A process of separating two or more minerals
                                    of different specific gravity (SG) by their relative movement in a fluid in response to the force of gravity or other such forces.

Greenschist facies:                 A grade of metamorphism with specific
                                    minerals formed under specific pressure and temperature conditions.

Greenstone:                         A field term used to describe any slightly
                                    metamorphosed rock.

Greywacke:                          Type of sedimentary rock.

Grinding:                           Reducing mineralized rock to the consistency
                                    of fine sand by crushing and abrading in a rotating steel grinding mill.

Haematite:                          An oxide of iron.

Head grade:                         The grade of the ore as delivered to the
                                    metallurgical plant.

Hydrothermal:                       Process of injection of heated or hot
                                    aqueous-rich solutions into existing rocks.

Igneous: Derived from hot material that originated beneath the earth's surface and solidified at or near the surface.

Inlier: An area of older rocks completely surrounded by younger rocks.

In situ: In place or within unbroken rock or still in the ground.

Intrusive:                          A rock produced by the emplacement and
                                    subsequent solidification of hot magma in pre-existing rock.

Landsat: Photographs of the Earth's surface taken from satellite.

Leaching:                           Dissolution of gold from the crushed and
                                    milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower Proterozoic:                  Era of geological time between 2.5 billion
                                    and 1.8 billion years before the present.

Metamorphism:                       Alteration of rocks and minerals by a
                                    combination of heat, pressure and chemical processes over a long time period.

Metasediment:                       A sedimentary rock that has undergone
                                    metamorphism.

Metallurgical Plant:                A processing plant used to treat ore and
                                    extract the contained gold.

Metallurgy:                         In the context of this document, the science
                                    of extracting metals from ores and preparing them for sale.

Mill delivered tonnes:              A quantity, expressed in tonnes, of ore
                                    delivered to the metallurgical plant.

Milling/mill:                       The comminution of the ore, although the
                                    term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:                           That portion of a mineralized deposit for
                                    which extraction is technically and
                                    economically feasible.

Mineralization:                     The presence of a target mineral in a mass
                                    of host rock.

Mineralized material:               Mineralized material or deposit is a
                                    mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under Securities and Exchange Commission standards, such deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, price, grade, recoveries and other factors, concludes economic feasibility.

Moz:                                Million troy ounces.

Mt:                                 Million metric tonnes.

Open pit:                           Mining in which the ore is extracted from a
                                    pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody: A mass of ore which is economically capable of being worked.

Orogenic:                           Of or related to mountain building, such as
                                    when a belt of the Earth's crust is
                                    compressed by lateral forces to form a chain of mountains.

Ounce:                              One troy ounce.

Overburden:                         The soil and rock that must be removed in
                                    order to expose an ore deposit.

Oxide:                              Soft, weathered rock.

Payshoot:                           A defined zone of economically viable
                                    mineralization.

Polymictic:                         Detrittal rock consisting of fragments of
                                    different materials.

Porphyry:                           Medium grained igneous rock containing
                                    larger mineral crystals.

Probable reserves:                  Reserves for which quantity and grade and/or
                                    quality are computed from information
                                    similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:                           An area of land with insufficient data
                                    available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:     An area for which permission to explore has
                                    been granted.

Proven reserves:                    Reserves for which (a) quantity is computed
                                    from dimensions revealed in outcrops,
                                    trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:                             A brassy-colored mineral of iron sulphide
                                    (compound of iron and sulfur).

Pyrrhotite:                         A mineral compound of iron and sulphide.

Quartz:                             A mineral compound of silicon and oxygen.

Quartzite:                          Metamorphic rock with interlocking quartz
                                    grains displaying a mosaic texture.

Rotary Air Blast or RAB:            A drilling method employing a slowly
                                    rotating blade or percussion hammer which yields a sample which is delivered to the surface outside of the rod string by a blast of air.

Refining:                           The final stage of metal production in which
                                    final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:                           Weathered products of fresh rock, such as
                                    soil, alluvium, colluvium, sands, and
                                    hardened oxidized materials.

Rehabilitation:                     The process of restoring mined land to a
                                    condition approximating its original state.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the determination.

Reverse Circulation (RC) Drilling:  A drilling method.

RP:                                 Reconnaissance permit.

Sampling:                           Taking small pieces of rock at intervals
                                    along exposed mineralization for assay (to determine the mineral content).

Sedimentary:                        Sourced from erosion of other rocks.

Shear zone:                         An elongated area of structural deformation.

Shrinkage stoping:                  A vertical, overhand labor intensive mining
                                    method whereby most of the broken ore
                                    remains in the stope to form a working floor for the miners. Leaving broken ore in the stope provides additional wall support until the stope is completed and ready for drawdown. Stopes are mined upwards in horizontal slices. Normally about 35% of the ore derived from the stope cuts (the swell) can be drawn off ("shrunk") as mining progresses.

Silica:                             A mineral compound of silica and oxide,
                                    often in the form of quartz.

Silicification:                     Introduction of additional silica into the
                                    rock during hydrothermal alteration.

Siltstone:                          Fine grained detrital sedimentary rock.

Slurry: A fluid comprising fine solids suspended in a solution (generally water containing additives).

Stockpile:                          A store of unprocessed ore.

Stope: The underground excavation within the orebody where the main gold production takes place.

Stripping:                          The process of removing overburden to expose
                                    ore.

Stripping Ratio:                    Ratio of waste material to ore material
                                    needed to be moved in an open pit mine.

Sulphidation:                       Impregnation of the rock with sulphides
                                    during hydrothermal alteration.

Sulfide or Sulphide:                A mineral characterized by the linkages of
                                    sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.

Tailings:                           Finely ground rock from which valuable
                                    minerals have been extracted by milling.

Tectonic:                           Deformation related to orogenesis (mountain
                                    building events).

Thrust:                             A low angle reverse fault.

Tonalite:                           A type of igneous rock.

Tonnage: Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne: One tonne is equal to 1,000 kilograms (also known as a "metric" ton).

Total cash costs:                   Total cash costs, as defined in the Gold
                                    Institute standard, include mine production, transport and refining costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to deferred stripping and royalties. We calculate total cash costs per ounce by dividing total cash costs by gold ounces produced for all periods presented.

Trenching:                          Making elongated open-air excavations for
                                    the purposes of mapping and sampling.

Trend: The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Turbidite:                          A sedimentary rock deposited by dense
                                    slurries (or flows) which contain a mixture of water, sand and clay.

Waste: Ore rock mined with an insufficient gold content to justify processing.

Weathered:                          Rock broken down by erosion.

         Statements in this Annual Report concerning our business outlook or future economic performance, anticipated revenues, expenses or other financial items, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

                                     PART I

         Unless the context otherwise requires, "us," "we," "our," or words of similar import, refer to Randgold & Exploration Company Limited and its subsidiaries and associated companies. All references to "RRL" mean Randgold Resources Limited, an associated company of ours incorporated in Jersey, Channel Islands. On June 30, 2003, we owned approximately 42.89% of the issued and outstanding share capital of RRL. On June 30, 2003, RRL owned 50% of Morila Limited, which owned 80% of Societe des Mines de Morila, or Morila SA, which is the owner of the Morila mine.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3 KEY INFORMATION

         A. SELECTED FINANCIAL DATA

         The following selected consolidated financial data for the years ended December 31, 2002, 2001 and 2000 , and at December 31, 2002 and 2001 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. Our consolidated financial statements have been audited by PricewaterhouseCoopers Inc., whose report with respect to these financial statements appears elsewhere in this Annual Report. The selected consolidated financial data for the nine month period ended December 31, 1999 and the year ended March 31, 1999 and at December 31, 2000, 1999 and March 31, 1999 are derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

(Dollars in thousands except share and per share data which are in Dollars and South African Rands as indicated)

                                                                                                NINE MONTH
                                             YEAR ENDED       YEAR ENDED       YEAR ENDED      PERIOD ENDED
                                            DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,      YEAR ENDED
                                                2002             2001             2000             1999        MARCH 31, 1999
                                           --------------   --------------   --------------   --------------- ----------------
OPERATIONS
Revenues.............................           1,638            20,575          182,990           40,240           70,778
Equity income........................          43,722            32,482            7,908                -                -
Income/(loss) before minority
  interest...........................          30,457             5,955           12,305          (84,654)         (50,859)
Minority interest....................          (2,969)           (6,362)          (6,823)          34,795           17,721

Net income/(loss)....................          27,488              (407)           5,482          (49,859)         (33,138)

Earnings/(loss) per share (basic)....           $0.64            ($0.01)           $0.13           ($1.20)          ($0.80)
Cash dividend per share  - $.........            -                 -                -                -                -
Cash dividend per share  - R.........            -                 -                -                -                -
Diluted earnings per share...........           $0.63              -               $0.13             -                -
FINANCIAL POSITION
Cash and cash equivalents ...........           2,541             2,395           57,135            2,869            4,453

Other current assets.................             718            16,409           24,572           48,262           57,303
Property, plant and equipment - net..           1,699            11,532           21,513          136,007          124,676
Other long term assets - net.........               -                 -              186              571           15,820
Investments..........................          17,345             8,902            6,320           19,417           23,988
Investment in associate..............          57,209                 -                -                -                -
Investment in joint venture..........               -            48,287           24,988                -                -
                                          -------------------------------------------------------------------------------------
Total assets.........................          79,512            87,525          134,714          207,126          226,240
                                          -------------------------------------------------------------------------------------

Current liabilities..................          10,312            23,977           73,798          100,315           34,065
Provision for environmental
  rehabilitation.....................               -             2,032            3,000            1,713            1,528
Provision for post retirement benefits          6,005             4,506            3,606            4,767            5,179
Deferred income tax..................               -                 -                -                -              253
Loans from minority shareholders in
  subsidiaries.......................               -            21,625           22,258           24,003           20,072
Long term liabilities ...............               -            30,727           10,727           63,971           69,718
Deferred liabilities on financial
  instruments........................               -             1,030            4,368            7,969                -
Interest of outside shareholders in
  subsidiaries.......................               -            (7,945)          15,991            6,787           47,780
Total Shareholders' equity...........          63,195            11,573              966           (2,399)          47,645

                                          -------------------------------------------------------------------------------------
Total liabilities and shareholders'
  equity.............................          79,512            87,525          134,714          207,126          226,240
                                          -------------------------------------------------------------------------------------

ADDITIONAL SELECTED FINANCIAL DATA

                               YEAR ENDED       YEAR ENDED                             NINE MONTH
                              DECEMBER 31,     DECEMBER 31,        YEAR ENDED         PERIOD ENDED         YEAR ENDED
                                  2002             2001         DECEMBER 31, 2000   DECEMBER 31, 1999    MARCH 31, 1999
                             --------------   --------------   ------------------  -------------------  ----------------
Capital stock (exclusive
of long term debt and
redeemable preference
shares ($'000)(1).......          120              118                118                 118                 118
Number of common shares
as adjusted to reflect
changes in capital stock       43,696,256       41,701,921         41,437,419          41,394,162          41,375,462
Net assets/(liabilities)
($'000).................        63,195           11,573                966              (2,399)             47,645



1        Reflects the nominal value, or par value, of our issued share capital at the end of each reporting period.

EXCHANGE RATE INFORMATION

         The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate expressed in Rands per $1.00. On June 30, 2003, the noon buying rate between Rands and Dollars was R7.51 = $1.00.


                                                      AVERAGE           LOW             HIGH         PERIOD END
                                                     ---------     ------------    -----------     -------------
Year ended March 31, 1999.....................           5.81            5.03            6.67             6.18
Nine month period ended December 31, 1999.....           6.12            5.97            6.26             6.15
Year ended December 31, 2000..................           6.97            6.05            7.82             7.57
Year ended December 31, 2001..................           8.61            7.49           13.07            11.98
Year ended December 31, 2002..................          10.57            8.76           12.59             8.66


                                                        LOW             HIGH
                                                     -----------      ---------
January 2003..................................           8.44            9.08
February 2003.................................           8.08            8.58
March 2003....................................           7.89            8.26
April 2003....................................           7.32            8.08
May 2003......................................           7.22            7.90
June 2003.....................................           7.83            8.11

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE DECIDING TO INVEST IN OUR SECURITIES.

RISKS RELATING TO OUR BUSINESS

BECAUSE WE HAVE DEPENDED LARGELY UPON RRL, WHICH IN TURN DEPENDS UPON MORILA LIMITED, FOR SUBSTANTIALLY ALL OF OUR PROFITS, OUR BUSINESS WILL BE HARMED IF MORILA'S REVENUES OR ITS ABILITY TO PAY DIVIDENDS ARE ADVERSELY IMPACTED.

         RRL holds its ownership interest in Morila through a 50% ownership interest in Morila Limited, which in turn owns 80% of Morila SA, the direct owner of the Morila mine. In 2002, substantially all of our profits were derived solely from the sale of gold mined at Morila, and we expect that this mine will continue to provide substantially all of our profits, if any, for at least the next two years. As a result, our results of operations and financial condition could be materially and adversely affected by any of the following factors:

         o        fluctuations in the price of gold realized by Morila;

         o        the failure of Morila to produce expected amounts of gold;

         o any disputes which may arise between RRL and AngloGold Limited, or AngloGold, with respect to the management of Morila Limited; and

         o restrictions contained in the loan agreement between Morila SA and its lenders, on the ability of Morila SA to pay dividends to its shareholders, including Morila Limited.

THE PROVISIONS OF MORILA SA'S LOAN AGREEMENT AND ITS CASH REQUIREMENTS MAY PREVENT IT FROM PAYING DIVIDENDS TO ITS SHAREHOLDERS, INCLUDING MORILA LIMITED, WHICH WOULD REDUCE RRL'S CASH FLOW AND ADVERSELY AFFECT OUR BUSINESS.

         The terms of Morila SA's loan agreement restrict Morila SA's ability to pay dividends. Morila SA may pay dividends only in the event it meets various financial tests and is otherwise not in default under the loan agreement. The loan agreement provides that Morila SA may declare dividends only if Morila SA has cash on hand in excess of three months projected working capital, capital expenditure commitments and any cash balances required to satisfy covenants under the loan agreement. Our business, and financial condition, will be materially and adversely affected if anticipated dividends are not paid by Morila SA.

         In addition, because RRL has a retained earnings reserve deficit, the Companies (Jersey) Law, 1991, prohibits it from declaring or paying any dividends or distributions until these reserves return to a positive amount or unless two thirds of RRL's members present and voting at a general meeting pass a special resolution authorizing such a declaration or payment.

THE PROFITABILITY OF OUR OPERATIONS, AND THE PROFITS GENERATED BY OUR OPERATIONS, ARE AFFECTED BY CHANGES IN THE MARKET PRICE FOR GOLD WHICH IN THE PAST HAS FLUCTUATED WIDELY.

         Substantially all of our profits have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control, including:

         o the demand for gold for industrial uses and for use in jewelry;

         o        international or regional political and economic trends;

         o the strength of the Dollar, the currency in which gold prices generally are quoted, and of other currencies;

         o        financial market expectations regarding the rate of inflation;

         o        interest rates;

         o        speculative activities;

         o actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

         o        hedging activities by gold producers; and

         o the production and cost levels for gold in major gold-producing nations.

         The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first two quarters of 2003.

                                                    Price per ounce ($)

Year                                            High       Low     Average
                                                ----       ---     -------
2003
Second Quarter..............................    371.40    319.90    346.90
First Quarter...............................    382.10    329.45    352.09
2002
Fourth Quarter..............................    349.30    310.75    321.87
Third Quarter...............................    326.30    302.25    314.20
Second Quarter..............................    327.05    297.75    312.40
First Quarter...............................    304.30    277.75    290.07
2001
Fourth Quarter..............................    291.85    272.20    278.64
Third Quarter...............................    293.25    265.10    274.17
Second Quarter..............................    291.25    255.95    267.92
First Quarter...............................    272.50    256.25    263.51


         In addition, the current demand for, and supply of, gold affects the price of gold, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. Historically, gold has tended to retain its value in relative terms against basic goods in times of inflation and monetary crisis. As a result, central banks, financial institutions, and individuals hold large amounts of gold as a store of value, and production in any given year constitutes a very small portion of the total potential supply of gold. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or its price.

         If gold prices should fall below and remain below RRL's cost of production for any sustained period, we may experience losses and RRL may be forced to curtail or suspend some or all of its mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover any losses we may incur during that period and on our ability to maintain adequate reserves. For RRL's continued operations, which does not include Syama, the total cash cost of production per ounce of gold sold was $74 in the year ended

December 31, 2002, $102 in the year ended December 31, 2001 and $88 in the year ended December 31, 2000. For all operations, the total cash cost of production per ounce of gold sold was $74 in the year ended December 31, 2002, $156 in the year ended December 31, 2001 and $260 in the year ended December 31, 2000. We expect that Morila SA's total cash costs will rise as the life of the mine advances, which could adversely affect our profitability.

WE MAY BE REQUIRED TO SEEK FUNDING FROM THIRD PARTIES OR ENTER INTO JOINT DEVELOPMENT ARRANGEMENTS TO FINANCE THE DEVELOPMENT OF OUR PROPERTIES AND THE TIMELY EXPLORATION OF OUR MINERAL RIGHTS, WHICH FUNDING OR DEVELOPMENT ARRANGEMENTS MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, OR AT ALL.

         We require substantial funding to develop our properties. For example, our ability to continue our exploration activities through joint ventures is dependent on the availability of sufficient funding. Furthermore, if it is ultimately determined that RRL's Loulo or Tongon projects would sustain profitable mining operations, RRL's ability to build mines at these sites would also be dependent upon the availability of sufficient funding. In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

         We may be required to seek funding from third parties if our internally generated cash resources are insufficient to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the industry's perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all. Cash constraints and strategic considerations may also lead us to dispose of all or part of our interests in some of our projects or mineral rights or to seek out third parties to jointly develop one or more projects.

U.S. SHAREHOLDERS MAY BE SUBJECT TO ADVERSE U.S. TAX CONSEQUENCES AS A RESULT OF OUR STATUS AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended 2002, and anticipate that we will be classified as a PFIC for the 2003 taxable year. U.S. shareholders who owned our shares in 2002 will be subject to reporting requirements for 2002 and succeeding years, even if in subsequent years we are no longer a PFIC. Unless specific shareholder elections apply, U.S. shareholders may also be subject to increased U.S. tax liabilities, even if in subsequent years we are no longer a PFIC. The same reporting obligations and tax consequences will apply to U.S. Shareholders who acquire shares during the 2003 taxable year if our expectation that we will be a PFIC for the 2003 taxable year is accurate. We urge U.S. shareholders to review Item 10E. - "Taxation -- Passive Foreign Investment Company Status" in this Annual Report and to consult their own U.S. tax advisors with respect to the U.S. tax consequences of an investment in our ordinary shares or ADS's.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL OUR BUSINESS MAY BE HARMED.

         Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan. We do not maintain "key man" life insurance policies on most members of our executive team.

SOME OF OUR DIRECTORS AND OFFICERS HOLD POSITIONS WITH OTHER COMPANIES IN OUR INDUSTRY, WHICH MAY PRESENT CONFLICTS WITH RANDGOLD & EXPLORATION THAT ARE RESOLVED IN A MANNER UNFAVORABLE TO US.

         Some of our officers and directors, including our chairman, Roger Kebble, hold positions with RRL, one of our associated companies, and with other companies in our industry, including JCI Limited, or JCI, and Western Areas Limited, or Western Areas. These positions could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for us and the other companies in which these directors and officers hold positions. These conflicts may not ultimately be resolved in a manner that is favorable to us.

LEGAL ACTION AGAINST OUR CHAIRMAN MAY ADVERSELY AFFECT OUR SHARE PRICE.

         Our chairman, Roger Kebble, resigned as a director of Durban Roodepoort Deep, Limited, or DRD, a South African company, in June 2002. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. We have been informed that a further hearing will take place in October 2003.

         A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD, to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity.

         A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas, Mr.
R. Brett Kebble, Mr. Hendrik C. Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. The proceedings arise out of the proposed restructuring of JCI Gold Limited, Consolidated African Mines Limited, or CAM, Free State Development and Investment Corporation Limited, Barnato Exploration Limited, or Barnex, and ourselves towards the end of 1999.

         In the event of these legal actions continuing against our chairman, investors may be unwilling to invest in our securities, which may have an adverse effect on our share price.

IF WE ARE UNABLE TO MEET ANY OF THE CONDITIONS IMPOSED BY THE SOUTH AFRICAN RESERVE BANK WITH RESPECT TO OUR OWNERSHIP OF SHARES OF RRL, WE MAY BE FORCED TO SELL OUR SHARES WHICH MAY HAVE A MATERIAL AND ADVERSE EFFECT ON OUR REVENUES AND CASH FLOWS.

         The South African Reserve Bank, or SARB, regulates our ownership of RRL shares and requires us to maintain at least a 36% interest in RRL. In connection with RRL's proposed public offering of its ordinary shares, the SARB relaxed its requirement that we own not less than 50.1% of RRL's ordinary shares. The change in the SARB requirements was conditioned upon, among other things, us being able to maintain "management control" of RRL. According to South African regulations, management control vests in majority shareholders which is defined as shareholders holding at least a 35% interest in a company. In the event that we are unable to meet the conditions imposed by the SARB, we may be forced to sell all or a portion of our RRL shares. If this occurs, it may have a material and adverse effect on our results of operations and financial condition.

OUR INSURANCE COVERAGE MAY PROVE INADEQUATE TO SATISFY FUTURE CLAIMS AGAINST US.

         We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of (pound)50 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis, or other fibrosis of the lungs or diseases of the respiratory system with regards to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us for environmental or industrial accidents or pollution.

RRL MAY INCUR LOSSES OR LOSE OPPORTUNITIES FOR GAINS AS A RESULT OF ITS USE OF DERIVATIVE INSTRUMENTS TO PROTECT ITSELF AGAINST LOW GOLD PRICES.

         RRL uses derivative instruments to protect the selling price of some of its anticipated gold production. The intended effect of the derivative transactions is to lock in a minimum sale price for future gold production at the time of the transactions, reducing the impact on RRL of a future fall in gold prices.

         To the extent these instruments protect RRL against low gold prices, they will only do so for a limited period of time. If the instrument cannot be sustained, the protection will be lost. Derivative transactions can even result in a reduction in possible revenue if the instrument price is less than the market price at the time of settlement. Moreover, RRL's decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses or prevent RRL from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument. As we rely on RRL and Morila Limited for substantially all of our profits, this could, in turn, materially and adversely affect our business.

UNDER RRL'S JOINT VENTURE AGREEMENT WITH ANGLOGOLD, RRL JOINTLY MANAGES MORILA LIMITED, AND ANY DISPUTES WITH ANGLOGOLD OVER THE MANAGEMENT OF MORILA LIMITED COULD ADVERSELY AFFECT OUR BUSINESS.

         RRL jointly manages Morila Limited with AngloGold under a joint venture agreement. Under the agreement, AngloGold is responsible for the day-to-day operations of Morila, subject to the overall management control of Morila Limited's board. Substantially all major management decisions, including approval of a budget for Morila SA, must be approved by Morila Limited's board. RRL and AngloGold retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between RRL and AngloGold with respect to the management of Morila Limited which they cannot amicably resolve, RRL may have to participate in an arbitration or other proceeding to resolve the dispute, which could materially and adversely affect its business. As we rely on RRL and Morila Limited for substantially all of our profits, this could, in turn, materially and adversely affect our business.

THE AMOUNT OF GOLD PRODUCED AT THE SYAMA MINE FAILED TO MEET PROJECTED LEVELS OF PRODUCTION, AND RRL'S REMAINING LIABILITIES FOLLOWING THE CLOSURE OF THE MINE IN 2001 COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         Following RRL's acquisition of the Syama mine in October 1996, it developed a plan to expand the level of ounces of gold produced to 265,000 ounces per annum for eight years, which it believed would have reduced its unit cash costs to approximately $210 per ounce. However, gold production at the Syama mine never exceeded the approximately 177,000 ounces of gold produced at Syama in 1999 and RRL's unit cash costs never fell below $270 per ounce. In 2000, RRL reduced the anticipated annual gold production levels of the Syama mine in its plan.

         In December 2001, RRL placed the Syama mine on care and maintenance, which means that it is monitoring and preserving the condition of the mine's plant and equipment so that it may be returned to active service at some future date should the gold price show a sustained significant rise. Without such a rise in the gold price, a phased closure is anticipated. At April 30, 2003, RRL was liable for approximately $5.6 million of the remaining Syama liabilities. RRL determined to close the Syama mine as a result of its inability to operate the mine profitably, which was caused primarily by the prevailing low gold price and shortfalls in gold production caused by its failure to install and maintain a reliable and adequate supply of power to the mine.

         RRL has entered into a heads of agreement with Resolute Mining Limited of Australia, or Resolute. Under this agreement RRL has given Resolute a 12 month option to acquire RRL's entire interest in its wholly-owned subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Societe des Mines de Syama S.A., or Somisy, which owns the Syama mine. In addition, upon execution of the option Resolute should assume $7.0 million of Syama's liabilities. During the option period, Resolute will pay RRL option fees of $75,000 per month. RRL might not successfully sell the Syama mine or its assets. If it does, the sale price may not be sufficient to offset these liabilities. RRL's remaining liabilities, could materially and adversely affect our business, cashflows or financial condition.

RRL'S MINING OPERATIONS MAY YIELD LESS GOLD UNDER ACTUAL PRODUCTION CONDITIONS THAN INDICATED BY ITS GOLD RESERVE FIGURES, WHICH ARE ESTIMATES BASED ON A NUMBER OF ASSUMPTIONS, INCLUDING ASSUMPTIONS AS TO MINING AND RECOVERY FACTORS, PRODUCTION COSTS AND THE PRICE OF GOLD.

         The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in RRL's deposits and stockpiles. They represent the amount of gold that it believes can be mined, processed and sold at prices sufficient to recover its estimated total costs of production, remaining investment and anticipated additional expenditures. RRL's ore reserves are estimated based upon many factors, including:

         o the results of exploratory drilling and an ongoing sampling of the orebodies;

         o        past experience with mining properties; and

         o        the experience of the person making the reserve estimates.

         RRL's ore reserve estimates are calculated based on current estimates of production costs and gold prices and they should not be interpreted as assurances of the economic life of RRL's gold deposits or the profitability of RRL's future operations.

         Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralization uneconomical to recover and ultimately result in a restatement of reserves. The failure of the reserves to meet RRL's recovery expectations may have a materially adverse effect on our business, financial condition and results of operations, as we rely on RRL and Morila Limited for substantially all of our profits.

MORILA IS DEPENDENT UPON GENERATORS TO POWER ITS PROCESSING OPERATIONS, AND ANY DISRUPTION IN THE OPERATION OF THE GENERATORS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         In 1999, Morila SA entered into agreements under which Rolls-Royce Power Ventures Limited agreed to supply power to and to sell to and operate generators at the Morila mine. From inception, the generators proved unreliable, resulting in disruptions to the Morila operations and causing us to rely on Rolls-Royce's provision of alternative power generation, at their cost. Morila is also dependent upon the supply of diesel to power the generators. In the event that Morila's power supply is disrupted for any significant period of time as a result of the failure of the generators, the failure of any alternative power generation source or interruption in the supply of diesel or otherwise, Morila's gold production, and, accordingly, our financial condition and results of operations, would be materially and adversely affected. As we rely on RRL and Morila Limited for substantially all of our profits, this could, materially and adversely affect our business.

GOVERNMENT POLICIES AIMED AT VESTING THE RIGHT TO PROSPECT AND MINE IN SOUTH AFRICA IN THE NAME OF THE STATE MAY ADVERSELY IMPACT OUR OPERATIONS AND PROFITS.

         We conduct exploration and joint venture activities in South Africa.

         In South Africa, mineral rights (which encompass the right to prospect and mine) are held either privately or by the government. In June 2002, the South African Parliament passed the Mineral and Petroleum Resources Development Act (the "Act"). The Act has yet to be implemented The Act proposes to vest the right to prospect and mine in South Africa in the hands of the state. Provisions of the Act phase out privately held mineral rights. To continue prospecting or mining operations, the holder of mineral rights or prospecting permits or mining authorizations will have to apply for a new prospecting or mining right or for a conversion of their existing prospecting or mineral rights. Holders of dormant mineral rights not currently prospected will have 12 months to apply for prospecting rights.

         When this Act is implemented it will result in the reduction of our mineral holdings in South Africa. Furthermore, we may not be successful in our applications for new prospecting rights or mining rights. Both of these events could have an adverse effect on our results and financial condition.

         The South African Treasury has published a Mineral and Petroleum Royalties Bill for comment. This bill proposes a range of royalties from 2% to 8% depending on the mineral mined, based on revenue derived from mining. The effect of the royalty could be to make some mineral deposits uneconomical.

         Additionally, the state and the mining industry have agreed to a mining charter to be phased in over a number of years. The charter demands a phasing in of ownership of mining companies to historically disadvantaged South Africans requiring a 15% ownership in 5 years and 26% in 10 years. There is no prescription as to how this is to be achieved and it is incumbent on the industry to select empowerment partners who can with support from the industry raise the necessary finance for these acquisitions.

         The Department of Minerals and Energy has also recently released a scorecard against which mining companies will be measured to see how they have performed in redressing socio-economic issues. These measures could have an adverse affect on our results and financial conditions. The details of the implementation of the scorecard are still uncertain, but the intention is to penalize participants who do not meet the department's criteria as listed in the scorecard. The scorecard is designed to facilitate the application of the Charter in terms of the Mineral and Petroleum Resources Development Act requirements for the conversion of all of the "old order rights" i.e. the rights held under repealed legislation into new rights within a five-year conversion window period, but recognizing the full ten-year period.

         Activities covered under the scorecard include human resource development, employment equity, migrant labor, mine community and rural development, housing and living conditions, procurement, ownership and joint ventures, beneficiation and finally reporting.

THROUGH RRL, WE CONDUCT MINING, DEVELOPMENT AND EXPLORATION ACTIVITIES IN COUNTRIES OUTSIDE OF SOUTH AFRICA WITH DEVELOPING ECONOMIES AND ARE SUBJECT TO THE RISKS OF POLITICAL AND ECONOMIC INSTABILITY ASSOCIATED WITH THESE COUNTRIES.

         Through RRL, we currently conduct mining, development and exploration activities in countries with developing economies, including Cote d'Ivoire, Mali, Senegal and Tanzania. These countries and other emerging markets in which RRL may conduct operations have, from time to time, experienced economic or political instability, in the form of:

         o        war and civil disturbance;

         o        expropriation or nationalization;

         o        changing regulatory and fiscal regimes;

         o        fluctuations in currency exchange rates;

         o        high rates of inflation;

         o        underdeveloped industrial and economic infrastructure; and

         o        unenforceability of contractual rights.

         The countries of Mali, Senegal and Cote d'Ivoire were French colonies until their independence in the early 1960s. Each country has, since its independence, experienced its own form of political upheavals with varying forms of change of government taking place, including violent coup d'etats. The military has also taken a hand in the politics of the countries and have returned them to stability in times of political upheavals. Successful democratic elections have been held in all of these countries in recent years, which has seen civilian rule returned to power. However, Cote d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced three years of political instability, including an attempted coup d'etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. Discussions between the two parties continue regarding the establishment of an interim power sharing government which would seek to establish a more permanent peaceful solution for the country. A cease fire between all parties was signed at the beginning of May 2003.

         Any political or economic instability in the West African countries in which RRL currently operates could have a material and adverse effect on RRL's business and results of operations, which could have an adverse effect on us.

         The conflict in Cote d'Ivoire has resulted in RRL suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. RRL anticipates starting the next phase of the project once normality returns.

         Most goods are supplied to Mali through Cote d'Ivoire. Other supply routes to Mali are, however, functioning. RRL's operations in Mali have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

         Also, present or future policy changes in the countries in which RRL operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Cote d'Ivoire, Senegal and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

         Legislation in these countries, other than Tanzania, currently provides for the relevant government to acquire a free ownership interest, or an equity interest for which no financial contribution is made, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA as a result of this type of legislation. We cannot assure you that the requirements of the various governments as to the foreign ownership and control of mining companies will not change in a manner which adversely affects us.

INVESTORS IN THE UNITED STATES MAY HAVE DIFFICULTY BRINGING ACTIONS AND ENFORCING JUDGMENTS AGAINST US, OUR DIRECTORS AND OUR EXECUTIVE OFFICERS BASED ON THE CIVIL LIABILITIES PROVISIONS OF THE FEDERAL SECURITIES LAWS OR OTHER LAWS OF THE UNITED STATES OR ANY STATE THEREOF.

         We are incorporated in South Africa. All our directors and executive officers reside outside of the United States. Substantially all the assets of these persons and substantially all our assets are located outside of the United States. As a result, it may not be possible for investors to effect service of process on these persons or us within the United States, or to enforce against these persons or us, either inside or outside the United States, a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

         o The court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

         o The judgment is final and conclusive - it cannot be altered by the courts which pronounced it;

         o There is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

         o        The judgment has not prescribed;

         o The courts of the foreign country have jurisdiction in the circumstances of the case;

         o        The judgment was not obtained by fraud; and

         o The recognition and enforcement of the judgment is not contrary to public policy in South Africa, including observance of the rules of natural justice which require that documents in the United States proceedings were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

         It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of the case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. South African courts will implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States Federal securities laws can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the rules of the South African courts require that documents executed outside of South Africa must be authenticated for the purpose of use in South Africa.

RISKS RELATING TO OUR INDUSTRY

THE EXPLORATION OF MINERAL PROPERTIES IS HIGHLY SPECULATIVE IN NATURE, INVOLVES SUBSTANTIAL EXPENDITURES, AND IS FREQUENTLY UNPRODUCTIVE.

         Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional commercially viable mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of minerals. Uncertainties as to the metallurgical recovery of any minerals discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

         o        encountering unusual or unexpected formations;

         o        environmental pollution;

         o        personal injury and flooding; and

         o        decrease in reserves due to a lower mineral price.

         If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

         Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

         If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down on our investment in that interest. All of these factors may result in losses in relation to amounts spent which are not recoverable.

TITLE TO OUR MINERAL PROPERTIES MAY BE CHALLENGED WHICH MAY PREVENT OR SEVERELY CURTAIL OUR USE OF THE AFFECTED PROPERTIES.

         Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

OUR ABILITY TO OBTAIN DESIRABLE MINERAL EXPLORATION PROJECTS IN THE FUTURE WILL BE ADVERSELY AFFECTED BY COMPETITION FROM OTHER EXPLORATION COMPANIES.

         In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Many of these companies have significantly greater resources than us. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

OUR OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS, WHICH COULD CAUSE US TO INCUR COSTS THAT ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our mining facilities and operations are subject to substantial government laws and regulations concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

         Any failure on our part to comply with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We accrue estimated environmental rehabilitation costs over the operating life of a mine. Estimates of ultimate rehabilitation are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our business.

IF OUR ENVIRONMENTAL AND OTHER GOVERNMENTAL PERMITS ARE NOT RENEWED OR ADDITIONAL CONDITIONS ARE IMPOSED ON OUR PERMITS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

         Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse affect on our financial condition and results of operations.

LABOR DISRUPTIONS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION.

         All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila Limited's mining and exploration operations stopped for indefinite periods due to strikes and other labor disputes. Should any labor disruptions occur, our results of operations and financial condition could be materially and adversely affected.

AIDS POSES RISKS TO US IN TERMS OF PRODUCTIVITY AND COSTS.

         The incidence of AIDS in Africa, which has been forecasted to increase over the next decade, poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known at present. Significant increases in the incidence of AIDS infection and

AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

ITEM 4 INFORMATION ON THE COMPANY

         A. HISTORY AND DEVELOPMENT OF THE COMPANY

OUR HISTORY

         We were incorporated on September 29, 1992 and registered as a public company under the laws of South Africa. Our principal executive offices are located at 5 Press Avenue, Selby, Johannesburg, South Africa and our telephone number is 27-11-309-6000. Our ordinary shares are listed on the JSE Securities Exchange S.A., or JSE, and our American Depository Receipts are listed on the Nasdaq National Market.

         We, directly or indirectly through subsidiaries and associates, are engaged in the gold mining and exploration business in Africa and substantially all of our profits come from the sale of gold. Our origins date back to 1893, when Rand Mines Limited, or Rand Mines, was the first South African mining house to issue its securities publicly. We were established in September 1992 to take over the gold and mineral rights (other than coal, platinum and rights in real estate not then being used for mining purposes) of Rand Mines as a result of the restructuring of that company. These rights included Rand Mines' equity holdings and management agreements with four affiliated gold mining companies, Transvaal Gold Mining Estates Limited, or TGME, and various exploration sites in Africa.

         We subsequently acquired equity interests in three additional affiliated gold mining companies located in South Africa (Buffelsfontein Gold Mines Limited, The Grootvlei Proprietary Mines Limited and Crown Consolidated Gold Recoveries Limited). As of September 30, 1997, the service agreements with the affiliated gold mining companies were cancelled and since that date we have disposed of a significant portion of the investment holdings in these entities. In addition, during September 1998 and on April 1998, each of TGME and Crown Consolidated Gold Recoveries Limited were disposed of, respectively.

         In 1995, we separated our exploration activities into those carried out in South Africa and Namibia, an area we refer to as the Randblock, and those carried out in other African countries and formed RRL for the purpose of exploring and developing gold deposits from African countries outside the Randblock. RRL was listed on the London Stock Exchange in July 1997. RRL currently conducts exploration operations on its mineral rights and permits in the countries of Cote d'Ivoire, Senegal, Mali and Tanzania.

         In October 1996, we acquired from BHP International Inc., or BHP, through an intermediate holding company, Randgold Resources (Holdings) Limited, or RRHL, the entire issued share capital of BHP Minerals Mali Inc. (which was later renamed Randgold Resources Mali Inc., or RRML) and the benefit of $78 million in shareholder loans. The main asset of RRML was a 65% interest in Societe des Mines de Syama SA, or Somisy, whose assets included the Syama mine. RRL then acquired the investment in RRML in exchange for the issuance of 3,212,812 new shares at $25.50 per share. As part of that transaction, we guaranteed a $32.2 million loan, including interest, which remained owing to BHP from RRML and which has been repaid. For corporate structural reasons, specific purpose companies were created to hold RRL's investments in its operating mines. In October 1999, RRL therefore registered RRL Somisy and transferred its holding in Somisy SA into the new company.

         RRL has a 80% indirect interest in Somisy, which operates Syama, and an 80% interest in Societe des Mines de Loulo, or Somilo, which conducts exploration activities over the Loulo exploration site in Mali. In addition, RRL holds a 50% interest in Morila Limited which owns 80% of Morila SA, which operates the Morila mine following the sale by RRL of half of its interest in Morila Limited to AngloGold on July 3, 2000. A Malian subsidiary of AngloGold operates the Morila mine on a day-to-day basis under the management of Morila Limited on which each joint venture partner has representation proportionate to its interest.

         In July 1999, we, together with our subsidiaries and related companies, entered into discussions with the objective of simplifying our shareholding structures and focusing upon our core gold businesses. On December 6, 1999, Western Areas, made an offer, by way of a scheme of arrangement, to our shareholders. This transaction was conditional upon the successful conclusion of various simultaneously announced schemes of arrangement.

However, on January 5, 2000, Harmony Gold Mining Company Limited, or Harmony, made an unsolicited bid for Randfontein Estates Limited, or Randfontein, one of the companies to whom Western Areas had made an offer and which was a condition to the offer made to our shareholders.

         Harmony's offer for the entire issued share capital of Randfontein consisted of 31 Harmony ordinary shares for every 100 Randfontein shares or a cash alternative of R11 for every Randfontein share held or a combination of shares and cash. Harmony's offer for all the outstanding warrants issued by Randfontein consisted of seven Harmony ordinary shares for every 100 warrants held or a cash alternative of R2.48 for every warrant held or a combination of shares and cash.

         Harmony increased the offer price on January 14, 2000 to either 34 Harmony shares for every 100 Randfontein shares or R12.25 per Randfontein share, or a combination of shares and cash. In addition, Harmony increased the offer price for all of the outstanding warrants of Randfontein to either 8 Harmony shares for every 100 Randfontein warrants held or R2.76 per warrant, or a combination of cash and ordinary shares.

         As a result of the successful conclusion of the Harmony offer, the board of directors of Western Areas announced on February 3, 2000 that the offers to various companies, including Randgold, were withdrawn. In January 2000, we concluded an agreement with Harmony where we sold all of our shares and options to purchase shares of Randfontein for R21,194,729. Harmony obtained management control of Randfontein in January 2000 and by June 30, 2000 had acquired 100% of Randfontein's outstanding ordinary share capital and 96.5% of the warrants to purchase ordinary shares of Randfontein.

         During the nine month period ended December 31, 1999, we disposed of our exploration activities in Namibia which were conducted through a subsidiary company, Rand Mines Windhoek Exploration (Proprietary) Limited.

         In 2001, we and RRL contemplated a business combination, which was rejected by the South African regulatory authorities. We may continue to seek possible business combination candidates, although no agreements, understandings or arrangements have been entered into to date.

         In September 2001, RRL completed a mandatory share repurchase program in which it bought 11.6 million ordinary shares back from its shareholders at $7.00 per share. Under this mandatory share repurchase program, RRL purchased a total of 6,882,423 ordinary shares from us for $48,176,961.

         In September 2001, we used the proceeds which we received from RRL's mandatory share repurchase program to redeem the $48 million convertible bond issued in 1996 by one of our subsidiaries, Randgold Finance (BVI) Limited, or Randgold Finance.

RECENT DEVELOPMENTS

         In early 2002, in connection with RRL's proposed public offering we applied to the SARB to relax its requirement that we own not less than 50.1% of RRL's outstanding shares. The SARB granted our request and reduced the minimum required ownership level to 36%, subject to certain conditions, including that we maintain management control of RRL.

         In July 2002, RRL completed an initial public offering of 5,000,000 of its ordinary shares, including American Depositary Shares, or ADSs, on the Nasdaq National Market resulting in gross proceeds of $32.5 million. These proceeds were used mainly to repay the syndicated term loan and revolving credit facility which were repaid in full in November 2002.

         In September 2002, RRL completed an exchange offer in which it exchanged substantially all of its outstanding Global Depositary Shares for ADSs representing a like number of RRL ordinary shares.

         On December 16, 2002, we entered into a settlement agreement with RRL, Somisy, Rolls-Royce Power Ventures, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding the outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine.

As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and RRL agreed to pay SYPPS a total amount of $5.3 million in three installments. Syama paid an amount of $2.7 million on December 31, 2002, with the balance to be paid in two equal installments the first being due on December 31, 2003 and the final payment being due on December 31, 2004. Also under this agreement, RRL will allow Rolls-Royce Power Ventures Limited to bid on providing power to future projects at Loulo and Tongon. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment has been returned to Rolls-Royce Power Ventures Limited.

         On March 10, 2003, RRL changed its ADR ratio from two ordinary shares to one ADR, to one ordinary share to one ADR.

         On April 16, 2003, RRL entered into a heads of agreement with Resolute Mining Limited of Australia, or Resolute. Under this agreement RRL has given Resolute a 12 month option to buy RRL's entire interest in its wholly-owned subsidiary, Randgold Resources (Somisy) Limited, or RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine which has been on care and maintenance since December 2001. In addition, Resolute will accept $7.0 million of Syama's liabilities. During the option period, Resolute will pay RRL option fees of $75,000 per month.

         In June 2003, we sold 1 million RRL shares for $16 million. We used the proceeds from this sale to repay our loan from ABSA Bank. We have received back the ordinary shares of RRL pledged as security for that loan. At the same time, we repaid the loan of $4.7 million outstanding to Consolidated Mining Management Services Limited from the same proceeds.

PRINCIPAL CAPITAL EXPENDITURES

         As of December 31, 2002, RRL's capital commitments for Morila amounted to $0.9 million. This relates to capital expenditures which had been committed and contracted of $0.8 million. Capital expenditures for Morila committed but not yet contracted amounted to $0.1 million financed out of operating cashflows.

         RRL's capital expenditure for the year ended December 31, 2002 amounted to $5.5 million, substantially all of which related to Morila.

         Other than RRL's 40% portion of the $12.9 million of capital planned to be spent at the Morila mine during 2003, which will be funded from internal cash resources, no other significant capital expenditures are currently planned for the next twelve months.

         B. BUSINESS OVERVIEW

INTRODUCTION

         Through the activities of several of our subsidiaries, we are engaged in the gold mining and exploration business in Africa.

         It is our objective:

         o to explore and develop prospective mineral rights properties owned by us and through joint ventures in which we participate and to acquire additional mineral rights in the Randblock; and

         o through our associated company, RRL, to actively pursue growth opportunities, to acquire gold mining operations and to explore and develop prospective mineral rights properties in Africa.

Our structure (with percentage holdings depicted) as of June 30, 2003 is as follows:

                                [CHART OMITTED]

                                                     -------------------
                                                          RANDGOLD &    --------------------------------------------
                                                         EXPLORATION               | 100%         | 100%           | 100%
                                                      COMPANY LIMITED(5)   ---------------   -----------    --------------
                                                     -------------------    First Wesgold     Minrico          Randgold
                                                              |              Mining (Pty)    Limited (5)     Finance (BVI)
                                                              | 100%         Limited (5)                      Limited (4)
                                                              |            ---------------   -----------    --------------
                                                              |
                                                              |
                                                     -------------------
                                                          Randgold
                                                          Resources
                                                         (Holdings)
                                                         Limited (1)
                                                     -------------------
                                                              |
                                                              | 42.89%
                                                              |
                                                     -------------------
                                                          Randgold
                                                          Resources
                                                         Limited (1)
                                                     -------------------
                                                              |
                                                              |
                                                              |
                   ------------------------------------------------------------------------------------
                   | 100%        | 100%            | 100%   |           | 100%        | 100%          | 100%
      --------------------  ----------------  ------------  |      -----------    -----------    -----------
             Mining            Randgold        Randgold     |       Randgold        Randgold       Randgold
           Investments         Resources       Resources    |       Resources      Resources       Resources
      (Jersey) Limited (1)  (Cote d'Ivoire)     (Mali)      |      (Senegal)        (Somilo)       (Somisy)
                              Limited (1)     Limited (1)   |      Limited (1)    Limited (1)    Limited (1)
      --------------------  ----------------  ------------  |      -----------    -----------    -----------
            |                     |                 |       |                        |                 |
            |                     |                 |       |                        |                 |
      -------             ---------           -------       |                        | 80%             | 80%
      |                   |                   |             |                -----------------    --------------------
      | 50%               | 100%              | 100%        |                Societe des Mines      Societe des Mines
---------------     ----------------     ------------       |                 de Loulo SA (2)        de Syama SA (2)
    Morila             Randgold           Randgold          |                -----------------    --------------------
  Limited (1)          Resources          Resources         |
                     Cote d'Ivoire          Mali            |
                        SARL (3)          SARL (2)          |
---------------     ----------------     ------------       |
        |                                                   |
        |                                                   |
        | 80%                                               |
-----------------                                           | 100%
Societe des Mines                                   ----------------
 de Morila SA (2)                                      Randgold
-----------------                                      Resources
                                                      Tanzania (T)
                                                       Limited (6)
                                                    ----------------


1.   Incorporated under the laws of Jersey, Channel Islands.
2.   Incorporated under the laws of the Republic of Mali.
3.   Incorporated under the laws of Cote d'Ivoire.
4.   Incorporated under the laws of the British Virgin Islands.
5.   Incorporated under the laws of the Republic of South Africa.
6.   Incorporated under the laws of Tanzania.

The following table shows our total revenues by geographic market for each of the last three financial years:

                        YEAR ENDED         YEAR ENDED          YEAR ENDED
  GEOGRAPHIC           DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
    MARKET                2002(1)            2001(1)             2000
-----------------  -----------------   -----------------   -----------------
                                     (Dollars in thousands)
Mali-West Africa                0             16,723              48,617
Jersey                        557              3,289             132,381
South Africa                1,081                563               1,992
Total                       1,638             20,575             182,990

1. Excludes equity income from associates and joint ventures.

RANDBLOCK BUSINESS

         We manage approximately 3.56 million acres of mineral rights in the Randblock, a portion of which we are exploring ourselves, and the balance of which we place with joint venture exploration partners to develop. We have adopted an aggressive approach to attract both foreign and local mining companies to enter into joint ventures to prospect these rights. This policy has been the catalyst for a decision to develop a separate mineral rights company, Minrico Limited, or Minrico. Minrico's aim is to actively manage our joint ventures with both large and small mining companies and to manage and market the mineral holdings of a number of outside companies, for a fee.

The following map shows the locations of the mineral rights under management by
Minrico:

                                 [MAP OMITTED]


         Minrico is also attracting significant interest from mining companies seeking to acquire or dispose of mineral rights.

         Currently, approximately 75% of our mineral rights and those under our management are under option or involved in joint ventures, almost all to foreign companies. The balance of our portfolio shows less potential for prospecting and is consequently dormant. In recent months, the focus has been on adding selected hectares to the portfolio, with a particular emphasis on the large and relatively unexplored holdings of mining companies. Minrico's activities are self-funded. The mineral rights held by us have also been evaluated by outside consultants to confirm the inherent value of the rights.

         Randblock Exploration and Resource Management

         We have a large South African mineral rights portfolio which we are developing. This portfolio comprises rights that we own, rights that are held by partners in joint venture agreements and prospecting rights granted by other persons. Also included in this portfolio are mineral rights that are owned by third parties and which are managed by our wholly owned mineral rights management company, Minrico. In terms of its agreements with these owners of mineral rights, Minrico earns between 7.5% and 10% of all income generated for the owners.

         When we were formed out of the unbundling of Rand Mines in 1992, we recognized the potential value of our extensive South African mineral rights holdings and developed a business plan to enhance their potential by unlocking value from what was then a dormant asset base. The initial process was to collect, collate and where necessary verify by field visits, all historical data on the properties. Much of this information had been acquired over an one hundred year period, but had not been systematically analyzed. This was then integrated in an electronic database, and over a period of five years, processed and collated into geological terrains. Regional base maps and reconnaissance programs were carried out which culminated in the valuable data set of geological information now owned by us. The portfolio now comprises various "Mineral Packages" situated within geological terrains known to be prospective for diamonds, platinum, gold, base metals and industrial minerals.

         Seeking to create value through exploration and development, and faced with multiple commodity and precious metal targets, we developed the "Minrico" initiative in 1993. This concept focused on creating a platform with the necessary skills and back-up to be able to attract and manage exploration joint venture partners to assist in exploring a total of 1.6 million hectares using the best and the most appropriate expertise. By 2001, we developed Minrico to a level where it was able to sell its services to third parties, in particular, North American and Australian mining companies looking for exploration opportunities in South Africa.

         Today, Minrico has 3.56 million hectares under management, of which 1.6 million hectares belong to us and 1.96 million hectares are owned by outside parties. In total, approximately 75% of these mineral rights are being explored by six different companies.

         Over the past two years, Minrico has identified a strategic gap in the South African mining industry. By joining with Marathodi Resources Limited, or Marathodi, Minrico believes it is well positioned to grow into a medium-sized integrated South African mining company through the identification and development of early stage exploration, and mining opportunities. Marathodi's principals are Mr. M.K. Mohlala and Ms. T. Mathamelo. Mr. Mohlala is the chief executive of City Power (the greater Johannesburg power distribution utility). Ms. Mathamelo is advising on and leading change initiatives on behalf of large and medium sized companies and corporations.

         Until now Minrico has operated as a mineral rights management company. With the introduction of Marathodi (an empowerment company) as a 26% shareholder in 2003, Minrico has progressed towards full compliance under the recently established mining charter. As a condition of the agreement Marathodi is obliged to establish a trust that will hold 25% of its shares. This trust will aim to develop and empower members of disadvantaged communities. It will have independent trustees appointed to oversee its activities, and will be funded out of the profits made by Marathodi. In terms of an agreement between Minrico and ourselves, Minrico have the exclusive right to manage, prospect and deal in the Randgold mineral rights and will be in a highly competitive position to increase the value of those rights. Under the Mineral and Petroleum Resources Development Act, 2001, the preferential opportunities available to Minrico through this arrangement will give Minrico a substantial mineral rights base on which to develop and build its strategy.

         As of December 31, 2002, we were actively involved in exploration programs in South Africa targeting the following minerals:

         Diamonds

         A total of 730,000 hectares is being explored in a joint venture with Rio Tinto Mining and Exploration which has erected a state of the art laboratory for this purpose in the Northern Province of South Africa. A total of $1 million has been spent on the project, with approximately $1 million being spent last year alone. Some positive indicators have been found on which further exploration will be conducted during this year.

         The joint venture with SouthernEra Resources Limited over a number of farms in the Limpopo Province of South Africa is continuing and the farms are actively being explored.

         We concluded a contract to manage the South African mineral rights portfolio of ZIZA Limited, the property owning arm of the Zimbabwe and Zambian Railways. Their extensive portfolio of mineral rights comprises approximately
1.6 million hectares in the Northern Cape bordering Botswana. This property is currently under exploration for diamonds by De Beers.

         Platinum

         Following the promising soil geochemistry results on our farms, which lie on the northern limb of the Bushveld Complex, our joint venture partners, Pan Palladium South Africa (Proprietary) Limited, have completed an aeromagnetic survey over the properties, and plan to start drilling in mid-2003.

         During the year we concluded a joint venture agreement with Eurasia Mining plc over the Doornbosch platinum property in the eastern section of the Bushveld Complex in Mpumalanga, South Africa. This area is highly prospective for platinum group metals. Eurasia Mining plc is committed to drilling four boreholes to test the platinum potential of the property and to take the project to feasibility stage if the results prove promising. An application for a prospecting permit has been submitted to the Department of Minerals and Energy.

         Gold

         We own mineral rights in the Free State gold fields which we believe have significant potential, as they are contiguous to existing producers. We are considering different proposals to develop these rights in partnership with interested third parties. Also included in the Minrico portfolio, are mineral rights in the Witwatersrand Basin and the eastern Free State goldfields near the town of Hennenman. Although these are at significant depth, as a result of the rising gold price these rights may be explored.

         Base And Ferrous Metals

         Apart from diamonds, the mineral rights holding of ZIZA Limited in the Northern Cape offers the potential for iron and manganese. An exploration strategy is being developed to involve exploration companies with expertise in prospecting in this type of terrain. This has involved the collecting of historical data for the area and the compilation of target areas.

         New Opportunities

         The Mineral and Petroleum Resources Development Act, 2001, is likely to become law during 2003. The potential for the progressive release of previously sterilized mineral rights places Minrico in a sound position to capitalize on these developments, given its depth of technical skills, large database of opportunities and its focus and commitment on pursuing early-stage resources opportunities.

         Both we and Marathodi have committed to developing Minrico into a profitable exploration, development and mining company using the extremely successful formula applied to re-engineering Harmony and DRD during the mid-nineties and more recently the development of RRL as an independent international gold company.

BUSINESS OUTSIDE OF THE RANDBLOCK

         RRL is engaged in surface gold mining, exploration and related activities. Its activities are focused on West and East Africa, some of the most promising areas for gold discovery in the World. In Mali, RRL owns one half of Morila Limited, a joint venture with AngloGold. Morila Limited in turn owns 80% of Morila SA, the owner of the Morila mine. RRL also has advanced-stage development projects in Mali and the neighboring country of Cote d'Ivoire, and holds exploration permits covering additional areas in Mali, Cote d'Ivoire and Senegal and exploration licenses in Tanzania. As of December 31, 2002, RRL had declared proven and probable reserves of approximately 2.9 million ounces attributable to its percentage ownership interest in its assets.

         RRL's strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. RRL seeks to discover bulk tonnage shallow gold deposits, either from its own phased exploration programs or the acquisition of early stage to mature exploration programs. RRL actively manages both its portfolio of exploration and development properties and risk exposure to any particular geographical area.

         The focus of the joint venture's exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. In addition, RRL has discovered a corridor covering 10 kilometer by 2 kilometer area hosting gold anomalies to the northwest of the current orebody.

         Outside of Morila Limited, RRL holds exploration permits covering 3,000 square kilometers in the Morila region, where it is engaged in early stage exploration work.

         RRL also owns advanced-stage development projects at Loulo, located in Mali, and Tongon, located in Cote d'Ivoire. Although RRL has not yet committed to constructing a mine at either project, its work to date, together with the current gold price environment, indicates that profitable mines could potentially be developed at Loulo and Tongon.

         RRL employs a multi-disciplinary team to manage, explore and develop opportunities, including specialists in geology, mining engineering and metallurgy. Its exploration and development activities are guided by specialists from South Africa, Europe, Canada, Mali, Cote d'Ivoire Senegal, Burkina Faso and Tanzania. RRL aims to maintain a balance between its exploration interests at different stages of development. In its initial stages of growth, RRL held a large number of grassroots exploration interests. Morila, together with several exploration successes, have provided it with a number of more advanced projects and the discovery of Morila resulted in a profit generating asset capable of providing cash flows. RRL's management has introduced the concept of the "Resources Triangle" which enables the status of a resource project to be ranked against its peers in terms of advancement. RRL's primary objective is to move projects from the base of the triangle to the status of a producing mine at the pinnacle of the triangle or eliminate them along the way and replace those that are rejected with projects from the pool of projects in the rest of the triangle.

                                 [CHART OMITTED]


                                         OPERATING MINES
                                      - - -
                                             MINE DEVELOPMENT
                                   - - - - - -

                                  FEASIBILITY
                                  PROJECTS AND
                                   RESOURCE /
                               RESERVE DEFINITION
                            ------------------------


                                    TARGETS


                       ----------------------------------


                             IDENTIFIED GEOLOGICAL
                                   ANOMALIES


                   -------------------------------------------

         At the end of 2002, Morila had been in production for 27 months and in that time had produced almost 2 million ounces at a total cash cost of less than $100 per ounce. A comprehensive exploration program is being carried out within the Morila Mine Lease area.

         RRL's corporate, exploration, development and new business program is designed to achieve the following objectives:

         o        advancing the Tongon project;

         o        locating Morila style mineralization in southern Mali;

         o outlining advanced gold targets within its portfolio of exploration permits in three countries; and

         o defining new opportunities within its priority regions in Africa and elsewhere. During the current field season, drilling programs will be undertaken in Tongon, Loulo and Morila.

GEOLOGY

         RRL targets bulk tonnage gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

         West Africa is one of the more geologically prospective regions in the world. The Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits along with Birrimian greenstone belts that are located in Ghana, Cote d'Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. A significant amount of geological information has been collected by government and quasi-government agencies in West Africa. However, the political uncertainty in past years, and in particular post-independence, has resulted in exploration companies being wary of investing in an area perceived to be unstable. The region has consequently largely been under-explored by mining and exploration companies using modern day technology, until the recent democratic movements in the countries have gained acceptance. Most of RRL's exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

         RRL's strategy was initiated before the current entry of its competitors into West and Central Africa, and it believes that this enabled it to secure promising exploration permits in the West African countries of Cote d'Ivoire, Mali and Senegal at relatively low entry costs.

RESERVES

         Only those reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 are presented in this annual report. The reserves are calculated at an average gold price of $325 per ounce over the life of the mine or project.

         Morila's resources and reserves have been calculated by RRL's joint venture partner, AngloGold. The Loulo Project's reserves were calculated by Resource Service Group.

         Total reserves as of December 31, 2002, amounted to 40.7 million tonnes at an average grade of 4.39 g/t, giving 5.74 million ounces of gold of which 2.9 million ounces are attributable to RRL. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

         The preferred technique used for estimation was ordinary kriging, and the resources have been converted to reserves by the application of all the necessary economic, mining and metallurgical parameters into a pit optimization algorithm. All reserves are based on feasibility level studies.

         Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to maximize the profitability of the operation.

         The following tables summarize RRL's declared reserves as of December 31, 2002:

                       PROVEN RESERVES               PROBABLE RESERVES                                 TOTAL RESERVES
                  -----------------------------   -----------------------------                  ---------------------------
OPERATION/         TONNES     GRADE      GOLD      TONNES     GRADE     GOLD                       TONNES    GRADE    GOLD
PROJECT             (MT)      (G/T)      (MOZ)      (MT)      (G/T)     (MOZ)                       (MT)     (G/T)    (MOZ)
-------------      ------    -------    -------    -------   -------   ------                      -------  -------  ------
Morila mine         4.67       6.23      0.94      23.08      4.42      3.28  RRL's 40% share       11.10    4.76    1.70
Loulo project      11.80       3.70      1.41       1.10      3.00      0.11  RRL's 80% Share       10.32    3.68    1.22
Total              16.47       4.42      2.35      24.18      4.36      3.39  RRL's share           21.42    4.24    2.92

1. A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.

2.       Pit optimization carried out at a gold price of $325 per ounce.

3. Metallurgical recoveries of 94% are predicted at Morila and are expected to average 88% at Loulo. The reserve figures do not reflect these anticipated losses.

4. The Morila reserves have been calculated by RRL's joint venture partner, AngloGold, and Resource Service Group was responsible for calculating the Loulo reserves.

OUR MINING AND EXPLORATION OPERATIONS

RESULTS OF OPERATIONS

         The following chart details the operating and production results of RRL from operations for the years ended December 31, 2002, 2001 and 2000:


                                             MORILA          SYAMA
                                          ATTRIBUTABLE    ATTRIBUTABLE       TOTAL         MORILA
                                               40%            80%        ATTRIBUTABLE       TOTAL        SYAMA TOTAL
                                       ----------------- -------------   -------------  --------------  -------------
2002
----
Mined tonnes (million tonnes) ..............   10.53     Discontinued         10.53          26.32      Discontinued
Ore tonnes mined (million tonnes) ..........    1.29                           1.29           3.23
Gold grade (g/t) ...........................   15.59                          15.59          15.59
Ore tonnes milled (million tonnes) .........    1.09                           1.09           2.73
Head grade (g/t) ...........................   13.39                          13.39          13.39
Ounces production (oz) ..................... 421,126                        421,126      1,052,816

2001
----
Mined tonnes (million tonnes) ..............    9.21           0.83           10.04          23.03           1.10
Ore tonnes mined (million tonnes) ..........    1.34           0.55            1.89           3.36           0.73
Gold grade (g/t) ...........................    6.80           3.80            5.93           6.80           3.80
Ore tonnes milled (million tonnes) .........    1.14           0.46            1.60           2.86           0.61
Head grade (g/t) ...........................    7.53           2.10            6.26           7.53           3.10
Ounces production (oz) ..................... 252,660         45,715         298,375        631,650         60,953

2000
----
Mined tonnes (million tonnes) ..............    1.68           5.27            6.96           4.21           7.03
Ore tonnes mined (million tonnes) ..........    0.22           1.11            1.32           0.54           1.48
Gold grade (g/t) ...........................    9.27           3.79            4.69           9.27           3.79
Ore tonnes milled (million tonnes) .........    0.20           1.43            1.63           0.50           1.91
Head grade (g/t) ...........................    9.41           3.42            4.15           9.41           3.42
Ounces production (oz) .....................  56,646        126,609         183,255        141,615        168,812

MINING OPERATIONS - MORILA

INTRODUCTION

         Morila is located approximately 180 kilometers southeast of the city of Bamako and is owned by Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by RRL (50%) and AngloGold (50%). The following map indicates the location of Morila within Mali:



                                  [MAP OMITTED]

--------------------------------------------------------------------------------

                                                                               ^
                                                                               |
                                                                               N

      ---------
        Mali
      ---------




                                                  MALI





                                                        o Tombouctou











   o Kayes

                  o Bamako

o Kenieba


                        o <-------- MORILA MINE



                                o Sikasso


                     [-------------] 200 kilometres

--------------------------------------------------------------------------------

                    LOCALITY OF THE MORILA MINE WITHIN MALI

         Under a joint venture agreement between RRL and AngloGold, each is entitled to appoint four directors to the board of directors of Morila Limited. AngloGold is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each partner is present. Both partners have further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement RRL has agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

         On December 10, 2002, Morila poured its millionth ounce of gold for the year. Since RRL brought the mine into production in October 2000, the mine has produced almost 2 million ounces of gold at a total cash cost of less than $100 per ounce.

         In total for the year 2002, the mine produced 1,052,816 ounces at a cash operating cost of $52 per ounce and a total cash cost of $74 per ounce. The main reason for this level of production was the identification of a high grade deposit of mineralization in the northern part of the orebody. This high grade deposit was identified as part of a close spaced reverse circulation drilling program following ongoing modelling and auditing of the orebody.

         Total cash profit for the year was $250 million and distributions to shareholders totaling $142 million were made. The total dividend paid to RRL during the year amounted to $56.8 million.

         A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------
                                                                              2002                     2001
                                                                              ----                     ----
Mined tonnes (million tonnes).................................                26.32                    23.03
Ore tonnes (million tonnes)...................................                 3.23                     3.36
Gold grade (g/t)..............................................                15.59                     6.80
Ore tonnes milled (million tonnes)............................                2.735                     2.86
Head grade (g/t)..............................................                13.39                     7.53
Recovery (%)..................................................                89.28                    92.35
Ounces produced (oz)..........................................            1,052,816                  631,650
Average gold price received ($/oz)............................                 $308                     $273
Cash operating cost (excluding royalty)($/oz).................                  $52                      $84
Total cash cost ($/oz)........................................                  $74                     $102
Cash profit ($ million).......................................              $250.05                  $104.17

         The current mine plan has been designed to maximize cash flow in the early years, and thus project returns, by mining and processing as much of the high grade portion of the ore body during the period to the end of 2004. Assuming no additional discoveries are made, RRL expects the ore grade mined, and therefore production, to fall from 2005 onwards, with a consequential increase in the total cash cost per ounce. These higher total cash costs will not adversely impact the net cash position of Morila Limited, as Morila Limited will no longer be repaying the Morila loan.

MORILA TAX

         Morila SA's tax affairs are regulated by the general tax laws of Mali, the mining code and an Establishment Convention, which is an agreement between Morila SA and the State of Mali. The mining code sets out general guidelines, whereas the convention is more detailed and takes precedence over any other laws. The convention fixes the fiscal regime for Morila for the length of the mining permit. If general tax laws or the mining code change, they cannot affect Morila unless they are beneficial to Morila, in which case Morila may adopt the new legislation in its entirety.

         A major benefit of the convention is that Morila is exempt from income tax on profits, currently levied in Mali at the greater of 35% of taxable income or 0.75% of gross revenue, for 5 years starting from October 2000, the date of first commercial production.

         Other benefits under the convention include a three year exemption on import duties from October 2000, which is significant since many of the higher cost consumables are imported, and an exemption on fuel duties for the duration of the mining permit.

GEOLOGY AND EXPLORATION

         The Morila exploitation permit area is situated in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) meta-volcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit is located just west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila shear zone. The alteration envelope is characterized by silica-feldspar flooding and the sulphide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Visible gold is a common occurrence.

         Exploration efforts at Morila last year were concentrated in the following:

         o Infill diamond drilling to increase the level of confidence in the orebody;

         o A deep borehole drilling to test the possibility of a duplicate ore zone at depth;

         o A detailed 20 meter by 20 meter reverse circulation drilling program in the northern pit; and

         o   Exploration of the 200 square kilometer mining lease area.

         Infill drilling designed to convert inferred resources to indicated resources was carried out in two areas in the western fringe and south-east corner of the orebody and has allowed better definition of the orebody.

         The deep borehole, San 251, was drilled between the two pits with the intention of testing whether there was a duplicate of the ore zone at depth. This duplicate model was based on similar analogies in other known deposits. While no significant gold intersection was recorded at depth below the main zone, sporadic anomalous gold amounts were recorded down to almost 600 meters below surface. The main zone was intersected from between 68 to 155 meters below the surface and returned a grade of 4.63 g/t over that 87 meter interval. Detailed logging of the geology and structures at depth has been used to help define an exploration model to guide RRL's exploration in other areas.

         The infill reverse circulation drilling program carried out in the northern part of the orebody was a significant success. Not only did it identify an extremely high grade pod of mineralization which had been poorly defined by the previous more widely spaced diamond drilling, but it also allowed much better refinement of the orebody model in this relatively complex area.

         Values obtained in some of these boreholes clearly illustrate the level of this extremely high grade mineralization which generally occurred at the top of the mineralized zone.

         In borehole RCX 042, 14 meters of mineralization at a grade of 304 g/t was intersected (including a 5 meter interval at a grade of 784 g/t). In RCX 043, 10 meters of mineralization was intersected at a grade of 393 g/t while in RCX 044, 7 meters of mineralization at a grade of 95 g/t was recorded. These 3 boreholes are situated 20 meters apart in an east-west direction across the high grade axis.

         Analysis of geological and grade data has allowed a model to be developed in which a clear association can be seen between the south-west to north-east trending high grade axis and the top of an anticlinal feature. The model indicates a strong possibility of obtaining additional high grade areas within the payshoot axis. A further program of infill reverse circulation drilling is planned in the second quarter of 2003 at a 20 meter by 20 meter spacing to explore this trend.

         The following map indicates the location of five priority targets within the Morila exploitation permit area:

                                [GRAPHIC OMITTED]



                                                                              N

Donaba    --->  O


San Ext.   --->  O


North Rock Dump   --->  O


                                                 O < ---    North East Extension


                                                 O < ---            Morila Mine


South West Extension   --->  O

                                   O Fingola

                                      5000m
                                   ----------


                    LOCALITY OF PRIORITY TARGETS WITHIN THE
                           MORILA EXPLOITATION PERMIT

GRADE CONTROL

         A sophisticated grade control and management system has been implemented in order to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade. All assay data from the blast hole sampling drilling programs is entered into a centralized database which permits accurate tracking of the gold from production to the actual mill feed.

         The mine has been selectively extracting and blending ore in order to feed consistent grades to the mill. Ore is selectively stockpiled next to the crusher and the planned feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore from the mine. When the extremely high grade was accessed in the northern part of the orebody it was decided to process the high grade material through the plant as soon as possible without any blending with lower grade material. Consequently, as much of the high grade block as possible was fed directly to the mill.

MINE PLANNING AND RESERVES

         The 2001 mine plan was updated during the year using the resource base updated in April 2002. The previous mining plan called for the extraction of the orebody in a series of three phased pits. The Phase 1 pit was developed in the south-west and commenced by mining the softer, weathered ore before intersecting the more competent ore at depths between 30 and 40 meters. As an unanticipated amount of ore was found within this pit it was not completely mined out as forecast.

         The Phase 2 pit was developed to optimally exploit the high grade payshoot to the north-east accessing the ore after a pre-strip of approximately 70 meters. This successfully achieved its objectives exposing the main zone ore on schedule.

         RRL anticipates that during the course of the next year a Phase 3 pit development will lead to the merging of the Phase 1 and Phase 2 pits. Transitional rock below the weathered interface has already been exposed in the excavation of Phase 3. Some redesign work has been carried out on the Phase 3 pit. As a result, a portion of the pit has been deferred to a later Phase 4 pit development.

         At December 31, 2002, estimated mineable reserves, including stockpiled ore, amount to 27.75 million tonnes at a grade of 4.73 g/t containing 4.22 million ounces of gold as is tabulated below:


                                                                                                        ATTRIBUTABLE
           CATEGORY                 TONNES (MT)           GRADE (G/T)             GOLD (MOZ)             GOLD (MOZ)
--------------------------------   ------------         --------------         --------------          ----------------
Proven..............................  4.67                  6.23                   0.94                    0.40
Probable............................ 23.08                  4.42                   3.28                    1.30
Total Reserves...................... 27.75                  4.73                   4.22                    1.70


1. A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.
2.       Reserves are economically viable at  a gold price of $325 per ounce.
3. The Morila reserves have been calculated by RRL's joint venture partner, AngloGold, Resources Service Group was responsible for calculating the Loulo reserves.

         A new life of mine plan has recently been completed and approved. This plan aims to ensure that the low grade ore present in the later years of the mine schedule is processed at a profit by bringing its treatment forward. An expansion of the current plant capacity in excess of 330,000 tonnes per month is planned with additional crushing facilities and leaching capacity and capital expenditures of $8.9 million budgeted.

         The extra crushing stage ahead of the mill will allow the feed size to the mill to be optimized to enable higher mill throughput.

         Four additional CIL tanks will provide additional leach residence time to accommodate the higher throughput.

         Based on the current reserves, it is estimated that production will cease in 2010. However, the early results from the exploratory drilling immediately to the west of the presently defined orebody indicate the orebody to be still open and present the opportunity for further extensions to the life of mine.

         Additionally, exploration successes in the Donba-Fingola corridor and elsewhere on the lease offer further opportunities to extend the life and profitability of the operation.

CONSTRUCTION

         Construction at Morila started in 1999 and was completed in 2001, on time and within the original budget. Despite RRL's sale of 50% of its interest in Morila, the original construction team assembled by RRL continued to run the project through commissioning.

         The project costs amounted to approximately $102 million. The full breakdown is as follows:

                                                                  AMOUNT
                  CATEGORY                                    (IN THOUSANDS)
                  ---------------                             --------------
                  Main contractor.....................           $ 52,000
                  Preliminary and general.............             17,285
                  Transport...........................             12,109
                  Earthworks..........................             11,512
                  Finance.............................              9,503
                                                                  -------
                  Total...............................           $101,959
                                                                 ========
PROCESS PLANT

         The Morila metallurgical plant oxide process was completed and commissioned in October 2000. The plant has a dedicated oxide handling unit which eliminates the problems of feeding soft ore through a hard rock crushing unit. This unit was completed and commissioned in 2001.

INFRASTRUCTURE

         The raw water dam at Morila, completed in 2000, is maintained at a 97% capacity level and provides a three months' requirement in the event of a severe drought. It has encouraged an influx of local and migratory birds and is a recreational facility for mine staff. The mine village is fully occupied by senior and expatriate staff. The local mine village in the Sanso area has been completed to accommodate supervisory Malian staff and their families. These homes are supplied with electrical power, piped potable water and a sewerage disposal system. Morila also upgraded a medical clinic and additional classrooms have been erected at the Sanso school.

POWER STATION

         The power station incorporates five 5.5 megawatt Rolls-Royce Allen 5012 diesel generator sets operated by a Rolls-Royce operating subsidiary. Rolls-Royce has completed corrective work relating to the defective design of the engine's connecting rod assembly which was made to each engine one at a time. Rolls-Royce contracted with Aggreko to provide full power requirements pending the successful re-engineering of the connecting rod failure. During this period, 22 Aggreko high speed generators were kept on site to prevent further power interruptions until the Allen generators were working to management's satisfaction. These generators have all been removed with the last six units being removed in April 2003.

COMPLETION

         A loan agreement providing a $90 million loan from a consortium of lenders led by NM Rothschild & Son Limited, or NM Rothschild, which we refer to as the Morila Loan Agreement and the underlying loan as the Morila Loan, required the production of two completion test certificates; a Mechanical Completion Certificate and an Economic Completion Certificate. The Economic Completion Certificate incorporated a three-month completion test which included a 14-day operational capacity test.

         The three-month technical completion test took place between June 1 and August 31, 2001 and at the conclusion of the test, the Morila mine had met the technical, construction, operating and total cash cost requirements for both mechanical completion and economic completion as set forth in the Morila Loan Agreement.

         This achievement is significant in that the Morila Loan is no longer recourse to the guarantors and allows the distribution of cash from the project to begin. Morila paid its first dividend of $16 million at the end of September 2001 of which RRL's share was $6.4 million. Since this date Morila has paid out $244 million in dividends of which RRL's share was $97.6 million. We have been released from our obligations as a guarantor of that loan.

MINING

         Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues.

         Mining of the softer weathered rock is carried out using mechanized scrapers while the harder unweathered ore is mined using conventional loaders and dump trucks.

         Phase 1 pit was essentially mined out by the middle of the year as ore began to be sourced from the Phase 2 pit in the north. At the same time the stripping of the softer weathered ore from Phase 3 pit commenced and by year end the transition between weathered and unweathered ore was exposed.

ORE PROCESSING AND METALLURGY

         Ore from Morila is processed at an on-site metallurgical plant. At the end of 2002, the Morila metallurgical plant continued to operate in excess of its design throughput of 250,000 tonnes per month. The Knelson concentrator gravity processing unit continued to maintain good performance on the main hard ore feed. Recovery of the free gold through a gravity process at Morila constitutes approximately 40% of total gold production.

         The high overall recovery seen on the oxide material was maintained through the transition material as well as the harder sulphides. The free milling nature of the Morila ore has been confirmed with hard sulphide recoveries of 89.3% on average during 2002, which is in line with the feasibility study estimates.

         With the operation stabilizing on the hard sulphide ore by the end of 2001, attention was turned to optimizing the process to further enhance throughput.

         The oxide ore mining phase at the Morila metallurgical plant was completed early in 2001. The plant now processes the harder sulphide ore requiring both processing units to be running and a constant power draw of about 16 megawatts. Sulphide commissioning was carried out at low SAG mill speeds using the variable drive motor, relatively low steel load and charge levels. These parameters resulted in a lower power draw of approximately 14 megawatts. Sufficient capacity and power is available to exceed processing rates of 400 tonnes per hour which is achieved on a regular and sustained basis.

         A dedicated oxide paddock was constructed some distance from the foot of the main tailings containment wall. Traditional tailings deposition has been successfully augmented with lifting the main retaining wall.

         While in the last quarter of 2001 the plant exceeded design capacity, the milling rate fell to below design in the first quarter of 2002. A "mine to mill" program was instituted which aimed to increase throughput by optimizing aspects of ore treatment from the blasting through to milling. As a result, milled tonnage for the second quarter was 787,644 tonnes. The major part of the increase can be attributed to better fragmentation within the pit. Throughput was reduced for the next few months in order to better deal with the high grade ore. In December, throughput was again increased and a record of 288,402 tonnes was milled during the month.

         Recoveries from the high grade ore were optimized by treating the high grade ore separately rather than blending it with lower grade ore. The plant was therefore set up specifically for dealing with the high grades. Milled throughput was reduced in order to grind the ore finer and increase residence time and in particular the gravity circuit was fine-tuned with the help of consultants from Knelson. A special isolated area was set aside on the tailings storage facility for the storage of tailings with high grade residues, which can be retreated later.

PROPERTY, PLANTS AND EQUIPMENT

         Morila is built on property allocated to it under terms of the mining code and the Morila exploitation permit. While Morila is operational, it retains the exclusive right to use the surface for its mining requirements including the erection of plant, housing, tailings disposal facilities and the workings themselves. Only on closure and once rehabilitation has been effected does the property revert to the local community, which was compensated when the property was originally acquired for mining purposes.

         The value of the plant, equipment and infrastructure at Morila is estimated at $130 million. The majority of Morila's value is attributed to the processing plant, power plant and associated workshops. The total mine permit area at Morila is 200 square kilometers. All infrastructure requirements including roads, power and water reticulation, waste disposal, communications, recreation, health and safety facilities are provided by the mine. Morila also maintains a licensed airstrip.

         Morila is subject to charges over its assets in terms of the Morila loan agreement and finance leases on oxygen and power plants.

INDUSTRIAL RELATIONS AND HUMAN RESOURCES

         COMMUNITY RELATIONS

         Special efforts have been made during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

         A strategy was devised and $750,000 was allocated specifically to sustainable community development activities. Other resources were also allocated, including two additional community development officers. Part of the funding was provided through the setting up of a community trust fund of $500,000 that is managed jointly by the community development committee with assistance from the mine and government agencies.

         The community development committee is made up of representatives nominated by the communities surrounding the mine. In addition, there are two representatives from the mine and local government is represented by mayors and the government's regional permanent area representative. The committee meets regularly and decides on the development priorities for the local villages.

         During 2002, much work was done on villages' infrastructure (bridges, roads, etc), the provision of water to the villages, the upgrading of schools and clinics in the area and an AIDS awareness campaign.

         Two mosques, one in Sanso and one in Donba have been requested by the community development committee and work was completed in 2003.

         At the national level, during calendar year 2002, approximately $63 million was paid to the Malian Government in payroll taxes, duties, royalties and dividends and a further amount of $35 million was paid to local businesses for goods and services rendered.

         INDUSTRIAL RELATIONS

         During 2002, the workforce held elections that led to the formation of a union structure at Morila in February 2002.

         The union and management are currently engaged in the negotiation of a mine level agreement to enhance understanding and regulate industrial relations on the mine. The mine level agreement will complement and clarify many of the "rights" and "interests" outlined in the existing Collective Labour Agreement of the Mining, Geological and Hydrogeological Companies and Enterprises of the Republic of Mali which was written in 1985, and is currently being revised.

         A two day national strike was called in October 2002 by the Section Nationale des Mines et des Industries (SECNAMI) and was observed by the workers on all the large mines in Mali, including Morila. Work returned to normal at Morila following the two day stoppage and the completion of discussions with the union to ascertain how its grievances related to Morila. With the full co-operation of SECNAMI and its members, Morila has put in place a series of interventions to address the grievances that include a number of industrial relations capacity building programs.

         HUMAN RESOURCES

         Manning levels for permanent and temporary Morila and contractor employees on the mine are as follows:

Morila Employees:


         National Permanent................................406
         Temporary..........................................39
         Expatriate........................................ 53
                                                           ---
         Total.............................................498


Contractor Employees:


         Nationals.........................................624
         Expatriates....................................... 48
                                                           ---
         Total.............................................672


         PERSONNEL ADMINISTRATION, TRAINING AND DEVELOPMENT

         A performance management and a job evaluation system were implemented during the year.

         The mine has a localization program which is integrated with the manpower plan and training and development strategy. The localization program is designed to schedule the development of national employees to competency levels whereby they can be promoted to posts currently filled by expatriates.

DEVELOPMENT PROJECTS

         The following map shows the location of the Loulo and Tongon development projects:

                                [GRAPHIC OMITTED]

                                                                               N
                                      MALI

LOULO PROJECT

O Bamako

                                     MORILA
                                      MINE

                                     TONGON
                                     PROJECT

MALI

COTE D'IVOIRE

                                 COTE D'IVOIRE

_______________________________________ 650 km

                          LOCALITY OF LOULO AND TONGON
                              DEVELOPMENT PROJECTS


LOULO PROJECT

         The Loulo Project is situated in western Mali adjacent to the Faleme River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Loulo is situated 890 kilometers by road from the Port of Dakar in Senegal, 96 kilometers from Sadiola and approximately 28 kilometers from Segala and Tabakoto. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcanosedimentary and clastic rocks contain several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto, Loulo 0 and Yalea.

         The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between Bureau de Recherches Geologiques et Minieres, or BRGM, and La Direction Nationale de Geologie et Mine, or DNGM) in 1981. Syndicat Or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic.

         In June 1992, BHP entered into an option and share purchase agreement with BRGM and the Malian Government, referred to as the Somilo Joint Venture. After it was acquired by Randgold & Exploration, RRL took control of the Loulo Project in October 1996.

         A period of rapid exploration followed, resulting in the discovery of the Yalea deposit. A feasibility study was completed which estimated that 120,000 tonnes of ore per month could be mined from the two identified orebodies, Loulo 0 and Yalea, for a period of 10 years. Submission and approval of the feasibility study to the Board of Somilo allowed us to increase our stake in the project to 51%. However, the development of the project was put on hold as a result of the discovery of Morila and the decision to develop the Morila project ahead of Loulo. Exploration programs successfully identified additional mineralized material to the project. As RRL continued to view Loulo as one of the better undeveloped projects in Africa, it acquired an additional 29% from Normandy LaSource SAS in April 2001 bringing its share to 80%. The other 20% is held by the Mali Government.

         During 2002, work on the Loulo Project has concentrated on updating the feasibility study. The two open pits, at the Loulo 0 and Yalea orebodies, were re-optimized and a gravity testwork program completed. The pit optimization lead to a design change with the pits bottoming at a shallower depth with a significant change in the strip ratio. Detailed mine planning and scheduling is in progress to determine the optimum mining rate for the two pits.

         Metallurgical testwork results have confirmed the ores' positive reaction to a gravity gold concentration step and this has been incorporated into the process design which allows more gold to be recovered at a lower cost per ounce. An eleven borehole drilling program at the Loulo 0 orebody aimed at reducing interhole spacing to an average of 50 meters confirmed grade continuity within the main payshoots, or higher grade areas. This has increased RRL's confidence in the shape and grade of the orebody.

         Discussions with the Malian Government on the development of the project have progressed and an inter-ministerial commission has been formed to address critical project issues.

GEOLOGY

         The project is located within a Lower Proterozoic Birrimian metasedimentary-volcanic sequence. The area is extensively laterized and covered by depositional material, with only a very small amount of rock visible at the surface.

         The permit area is transgressed by several regional linear structures, such as faults or shear zones, and there exists a strong spatial relationship between gold and these structures. The regional structures strike for over 50 kilometers north to north-east across the permit area. The main alteration types associated with mineralization include quartz tourmaline, sulphidation, albite, silicification, hematization and carbonate.

         RRL's exploration work over the Loulo Permit during the past five years has identified several distinct types of mineralization. These types of mineralization are as follows:

         o Brittle deformation of the competent tourmalinized quartzites within gold related reverse faults or thrusts as at Loulo 0, Loulo 2 and Yalea Ridge;

         o Shear zones hosted within a brecciated sequence of siltstones, quartzites and polymictic breccia's as at Yalea and P125;

         o Thrust arrays or duplex stockworks, and thrust related breccias in the footwall of reverse faults or thrust ramps in receptive host rocks (footwall mineralization at Yalea-P125);

         o Brittle deformation and disseminated mineralization associated with quartz-feldspar porphyry dykes locating in dilational zones within shear systems.

         During 2002, an infill diamond drilling program was completed on the Loulo 0 orebody involving eleven holes for a total of 2,033 meters. The objectives of the program were to reduce the interhole spacing within sparsely drilled areas and confirm payshoot boundaries in order to ensure that the current pits are optimally designed.

         The results confirm continuity of mineralization and geology within the quartz-tourmaline ore zone with high grades related to intense stockworks of quartz carbonate veining in association with pyrite and visible gold. Seven of the intercepts are better than the surrounding holes with the other four returning similar values. Geological and resource modelling will be undertaken to incorporate this new data. In conjunction with this drilling, a program of detailed trenching and mapping has been undertaken along the 900 meter strike length of the outcropping quartz-tourmaline unit to ensure that surface geological modelling and definition is optimal for mining and grade control. The results confirm the continuity of the mineralized quartz-tourmaline unit and provides RRL with detailed geological and grade control information for the first phase of mining.

MINERAL RESERVES

         Resource Service Group has calculated the reserves for the Loulo Project set forth below as of December 31, 2002.

                       PROVEN RESERVES               PROBABLE RESERVES                                 TOTAL RESERVES
                       ---------------               -----------------                                 ---------------
                  TONNES    GRADE   GOLD             TONNES   GRADE    GOLD                         TONNES   GRADE   GOLD
CATEGORY          (MT)      (G/T)   (MOZ)             (MT)    (G/T)   (MOZ)                          (MT)     (G/T)  (MOZ)
--------          ------    ------  -----            ------   -----   -----                         ------   ------  ------
Loulo 0.......     6.20      3.40   0.69              0.30     2.50    0.03         RRL's 80%
Yalea.........     5.60      4.00   0.72              0.80     3.20    0.08         Share
Total.........    11.80      3.70   1.41              1.10     3.00    0.11                          10.32    3.68    1.22

1. Pit optimization carried out at a gold price of $325 per ounce.
2. The reserve includes a 10% dilution at zero grade, 5% mining loss and an allowance of 5% for extra waste estimated to allow for pit design parameters.

MINING

         The current feasibility study anticipates that the two deposits delineated to date, Loulo 0 and Yalea, would be mined simultaneously using a mining contractor and the ore trucked to the crusher which will be situated in close proximity to the Loulo 0 pit. Initial mining at Yalea is expected to be "free dig", meaning that the rock may be extracted without the use of explosives, as a result of the softness of the near surface ore.

MINERAL PROCESSING AND METALLURGICAL TESTING

         RRL anticipates that the Loulo project will require a process plant incorporating milling, gravity and CIL recovery treating between 150,000 tonnes per month and 180,000 tonnes per month. Ore would be sourced from both the Loulo 0 and Yalea open pits. Recently completed test work has demonstrated the amenability of the ores to gravity concentration and this appears to significantly improve overall recovery, particularly on the unweathered Yalea ores.

ENVIRONMENTAL ISSUES

         An Environmental Impact Assessment has been concluded that found no environmental issues that could stop the project. The Environmental Impact Assessment was conducted by RRL's external consultants, Digby Wells and Associates. Impacts related to the physical environment, archaeological sites, flora and fauna and physical pollution will be mitigated against through planned programs and training. The main impact of the project would be of a socio-economic nature. By working with the local communities, regional structures and central government, a plan will be developed whereby the best sustainable benefit accrues to all stakeholders. A new location for the tailings storage facility has now been located and is situated further from the Faleme River. The new site, which is eight kilometers from the river, was considered necessary to avoid potential concern over its previous location only two kilometers from the river.

UNDERGROUND SCOPING STUDY

         The Loulo 0 and Yalea orebodies both host high grade payshoots with values of between 10 and 7 g/t from five meter widths over strike lengths of 600 and 400 meters, respectively. These payshoots have only been sparsely drilled down to a vertical depth of 250 meters at Loulo 0 and 150 meters at Yalea and reflect the potential at depth within these mineralized systems.

FEASIBILITY

         An underground scoping study was completed during the year by external consultants, RSG Global. The study focused on exploiting the deeper extensions of the southern payshoot at the Loulo 0 deposit. The study indicates the orebody can be accessed below the current pit bottom via a twin spiral decline system developed in the footwall of the ore zone. Ore extraction would be planned through the shrinkage stoping method. As the borehole spacing is limited at depth, further exploration boreholes are planned to increase confidence and the planned mining method. Based on the results from this study, a scoping study to test the potential of the Yalea underground resource is also planned.

         Our detailed internal review of the project demonstrates that the project has the ability to meet RRL's criteria for investment. However, the internal review has highlighted the sensitivity of the project to certain areas. As project returns are extremely sensitive to production rate increase, a detailed design and scheduling project is being carried out by external consultants in order to confidently establish the maximum production that can be achieved from the two pits. Discussions with the Malian Government are proceeding to finalize the fiscal regime under which the mine will operate as well as the capital structure of the mining company. A government commission has been formed to address the issues relating to the Loulo Project. Initial meetings have been held to present RRL's requirements and it expects to continue working on these issues. RRL's main issues concern provision of hydro-power for Loulo from the nearby Manantali dam, provision of water from the Faleme River and upgrading of regional infrastructure. Potential for synergies with other developing projects in the region are also being reviewed.

TONGON PROJECT

         The Tongon Project is located in northern Cote d'Ivoire, 628 kilometers north of Abidjan within the 671 square kilometer Nielle permit in central, northern Cote d'Ivoire. RRL has held the exploration permit since November 1996 and has carried out exploration activities on the project in several phases.

         The project is situated in an area of relatively well-developed infrastructure with nearby access to good roads, power, water and telecommunications networks. Mineralization occurs within two zones, the northern and southern zones, over a cumulative strike length of four kilometers.

         A Type 2 Feasibility Study was completed in the first half of the year. This indicated that the project could be economically viable and the decision was therefore made to proceed with further, more advanced, feasibility work.

MINING

         It is anticipated that mining of the Tongon orebodies would be by open-pit methods. It is intended that contract mining will be employed.

         More detailed drilling is required in order to assess the proven and probable reserves at this project.

METALLURGICAL

         Metallurgical testwork has been carried out on both the oxide and sulphide ores from the Tongon deposits with the objective of developing a low cost gold recovery process.

         RRL anticipates that the Tongon Project will require a 200,000 ton per month recovery plant for treating the more competent sulphides. This plant will be designed to accommodate 240,000 tonnes per month of the softer oxides in the initial phase of exploitation.

         Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while recovery of the gold in the deeper zones will require flotation, fine grinding of the concentrate followed by CIL extraction. The recovery assumed for the oxide material is 95% and for the sulphide 88%.

PROJECT STATUS

         A 10,000 meter drilling program was designed, costed and approved in order to test the model fully and gain more assurance concerning the mineralized material. This program was initiated by a 16 borehole drilling program the results of which are described in the section on exploration activities.

         Operations were disrupted by the state of unrest in Cote d'Ivoire which started on September 19, 2002 when a faction of the military stationed in the north of the country became dissatisfied with the newly elected government and started a process of civil unrest in the town of Bouake, which quickly spread to the other towns in the north. The government forces were unable to quell the uprising and, after intervention by neighbouring countries and France, the rebels and government have reached agreement and are in the process of reconciling their differences. All on-site work at the Tongon Project is currently suspended. RRL is hopeful that the disruption will be short lived as it believes there is considerable movement towards settlement of issues in the country.

DISCONTINUED OPERATION

SYAMA GOLD MINE

         Syama is owned by Somisy, which in turn is owned 80% by RRL Somisy. The remaining 20% is owned by the Government of Mali. RRL owns 100% of RRL Somisy.

         Syama has been placed on a care and maintenance program. All gold production activities, including the clean-up of the gold plant, have now ceased. In line with the decision to suspend mining operations, activities at the Syama mine have now been reduced to rehabilitation and monitoring work. Despite Syama having been one of the largest employers in Mali, one of the poorest countries in the world, there were no labor disputes in connection with the closure of Syama. On April 16, 2003 RRL entered into a heads of agreement with Resolute. Under this agreement RRL has given Resolute a 12 month option to acquire its entire interest in its wholly-owned subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine. In addition, Resolute will assume $7.0 million of Syama's liabilities. During the option period, Resolute will pay RRL option fees of $75,000 per month.

         Should a satisfactory sale of RRL's interest fail to be concluded the alternative is decommissioning and a phased disposal of the plant and equipment to complete the rehabilitation of the mine.

         During the year, RRL purchased from the International Finance Corporation its shares in Somisy for a nominal amount. As part of its exit strategy, the International Finance Corporation undertook on a best endeavors basis to introduce a trust fund to assist in the sustainable development of the local community affected by the closure of the mine.

         On December 15, 2002, RRL entered into a settlement agreement with Somisy, Rolls-Royce Power Ventures Limited, Syama Power Sales Limited, or SYPPS, Operation d'Energie de Syama S.A. and ourselves regarding the outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, RRL, Somisy and ourselves agreed to pay SYPPS a total amount of $5.3 million in three installments. As of December 31, 2002, a total liability of $2.7 million remained outstanding. This amount is to be paid in two equal payments on the first and second anniversary of the date of the agreement. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment is to be returned to Rolls-Royce Power Ventures Limited which will remove the equipment from the mine site at its expense.

CLOSURE OF THE SYAMA MINE

         RRL acquired the Syama mine in October 1996. At the time of acquisition, the Syama ore processing capability was approximately 75,000 tonnes per month. The installed power capacity at Syama was 15 megawatts, or MW, and the operation used 9 MW in steady state operating mode, plus 5 MW to start production. At the time of acquisition, gold production was running at approximately 120,000 ounces per year and costs at approximately $3.8 million per month, resulting in unit costs of approximately $380 per ounce.

         Following acquisition, RRL developed a two-phase plan to expand plant capacity to 210,000 tonnes per month and the level of ounces produced to 270,000 ounces per annum. RRL believed this production level would have reduced unit costs to $210 per ounce by increasing the number of ounces over which costs were spread, the majority of which were fixed. According to the plan, total mine costs (mining, milling, general and administrative and royalty) would have increased to approximately $4.7 million per month, with unit costs decreasing to $210 per ounce with the increased production. The fixed-cost element of the projections was based on the current fixed costs. The variable cost elements were calculated on test work and actual quantities of reagents and power per ton milled for oxide and more competent harder ore.

         The expansion plan for Syama consisted of two phases:

         o The first phase, Syama 1, involved the expansion of the power generation facilities, the crushing and stockpiling facility, the gold recovery section and the addition of sulfide regrind milling and flotation sections.

         o The second phase, Syama 2, added additional crushing and stockpiling capacity and another mill.

         The phased approach allowed operations to continue while the additional plant was being installed.

         In July 1997, RRL installed 10 additional refurbished Fairbanks Morse, or FBM generators at the Syama power plant. The first was installed in July 1997 with the subsequent machines scheduled to arrive every 2 months thereafter. The additional 18 MW of power supply would bring the total available power to 33 MW on site. This would more than satisfy the steady state operational requirement of 17 MW, with a start-up requirement of a further 5 MW making a total of 22 MW on start-up. The FBM generators were subsequently derated, however, from 1.8 MW to 1.4 MW and two MTU, or back-up, generators were ordered.

         In September 1998, progress with Syama 1 resulted in operational steady state of 140,000 to 150,000 tonnes per month being achieved, close to plan of 160,000 tonnes per month. Costs had been reduced to below $270 per ounce, thus achieving higher ounce output at lower cost. RRL planned further reductions in costs to $210 per ounce for Syama 2 by an increase in mill throughput to 210,000 tonnes per month, which would have resulted in a further improvement in absorption of fixed costs. The steady state power requirement was now 14 MW plus 5 MW for start up. Total installed power was now 22 MW, comprising 10 MW from the 10 Caterpillar units and 12 MW from the eight FBM units.

         In November 1998, a portion of Syama 2 was commissioned. The mine plan called for ore production of 210,000 tonnes per month. The mines installed power supply gave an average available capacity of 24 MW, ranging from 18 MW to 30 MW. The installed generators were comprised of 10 MW from the 10 Caterpillar units, 12 MW from the eight FBM units and 8 MW from the two MTU units. The steady state power operating requirement was 17 MW, plus five MW for start up.

         From this point on, however, RRL began to encounter problems with the power supply. The FBM generators were under pressure and were failing from time to time. The back-up MTU units (4 MW each) were commissioned, and provided some back-up capacity, but were not intended to be in continuous operation. The new power demand, being so close to the available power level made steady state operation unachievable and power interruptions were frequent. The production became unsteady as required power was only just matched by installed power. When available power dropped below 22 MW, sufficient reserve was not available to allow the Syama 2 installation to start up, allowing only the Syama 1 phase to operate. The frequent power interruptions caused motor damage and plant downtime resulting in an unsteady operation and lower plant yields.

         Between November 1998 and April 1999, RRL worked closely with representatives of O'Brien Energy Services, the distributor of the FBM generators, to remedy the problems with the FBM generators. Additionally, RRL worked closely with representatives of Coltech Inc., the manufacturers of the FBM generators. The Coltech representatives determined that the FBM generators should be refitted with original FBM replacement parts, which were put on order in March 1999.

         In April 1999, RRL decided that the mine's power requirements should be supplied by outsourcing to experts and by using new engines. In May 1999, RRL invited power suppliers to submit bids, and in June 1999, selected Rolls-Royce to supply Syama with two generators to replace some of the existing generators.

         In June 1999, RRL agreed in principle with Rolls-Royce that it would supply two Allen 5012 engines, the first of which would be commissioned in November 1999. RRL also entered into a contract with Rolls-Royce under which they would manage the existing power plant until the new Allen engines were commissioned by Rolls-Royce.

         Following the arrival of Rolls-Royce personnel at Syama, power from the FBMs was stabilized with the delivery of original FBM parts. At this stage RRL had an average available capacity of 22 MW (in a range of 18 MW to 26 MW), comprising 10 MW from the 10 Caterpillar 3516 units and 12 MW from the 8 FBM units and 4 MW from the one remaining MTU unit. Less total power was available, but supply was more steady. The power requirement was now 17 MW plus 5 MW for start up. Production was more stable at 170,000 tonnes per month.

         In October 1999, the first Allen machine arrived on site late, which pushed back the scheduled commissioning of the engine to February 2000. At this stage, there were no indications that any further difficulties would be experienced with the installation of Rolls-Royce power.

         In December 1999, the gold price continued in a low range averaging $279 per ounce in 1999 and an impairment assessment was carried out to see if the carrying values of the assets were still applicable in view of the mine plans going forward and the current gold price scenario. As part of the assessment of the mine plan, consideration was given to the likelihood of ongoing production problems. Any future problems were judged to be limited to the interruption of plant production caused by lack of stable power supply. However, the provision of the new Rolls-Royce engines was planned to address that.

         With additional throughput at a lower cost of production, Syama 1 had been a success, but Syama 2 could not yet reach a steady state. Given the progress made to date with the capital program in everything except power, the management of the power plant by Rolls-Royce, and the pending installation of a new power plant with the backing of the Rolls-Royce brand name, RRL believed it was reasonable to assume the plan would be achieved.

         An impairment write-down of $45 million resulted from the excess of long term assets over the future cash flows of the mine. An impairment entry was made at the end of the 1999 financial year. Actual production at the Syama mine for the 12 months ended December 31, 1999 was 177,000 ounces compared to the planned 265,000.

         RRL continued to experience delays in the commissioning of the first Rolls-Royce Allen engine, but were given assurances that the engines would be commissioned. Given the delay, in February 2000 RRL ordered four additional Caterpillar units to supplement the power supply. Since the Caterpillar plant was under pressure as well, with rebuilds being delayed, to maintain sufficient spinning reserve, it was necessary to replace some units, particularly since RRL could not take the others off-line to overhaul them.

         In March 2000, the second Allen engine arrived on site. In addition, the two Caterpillar units were delivered and put on-line. RRL made every effort to improve cash flow, but continued interruptions resulting from inconsistent power supply started to impact on Syama's cash position, and consequently, the ability to finance the replacement of some of the mining fleet. With the higher costs and lower gold prices, the optimum strip ratio was increasing, and consequently, the requirement to finance the stripping of the waste material was increasing.

         In May 2000, RRL selected a contract miner to assume the earth-moving operation, which involved drilling, blasting, loading and hauling services in accordance with its plan. RRL believed that a contract miner could perform these functions more cheaply and efficiently than it could on its own.

         In June 2000, in view of the lower levels that had been achieved against RRL's plan to that time, it reduced the anticipated annual production levels in its plan for projecting future cash flows. RRL deemed that there were indications of impairment of the Syama mine and tested the Syama operation for impairment.

         In the third quarter of 2000, Syama instructed Rolls-Royce to remove their equipment from the operations. Syama made this request even though the contract with Rolls-Royce did not expressly provide that Rolls-Royce was in breach of the contract. At that time, Rolls-Royce was also on site at Syama under contract to operate Syama's existing power plant.

         In October 2000, two Caterpillar units were delivered and put on-line. The contract miner established on-site and assumed earth-moving operations. RRL also held a strategic review for Syama and adopted a 30-month mine plan to extract the remaining ore from the pit. The plan contemplated ceasing mining activities at the end of January 2001, after removing the remaining exposed ore in the north of the pit, and processing stockpiles for the remainder of the 30-month period.

         The first Allen 5012 unit commenced testing in late November 2000 and Rolls-Royce claimed to have commissioned the second Allen engine in January 2001. RRL disputed this claim, since power interruptions continued. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage.

         In February 2001, RRL's board ratified the decision to put the mine on care and maintenance. The mine's management rejected claims that the second Allen engine was commissioned. RRL suspended mining operations. Rolls-Royce continued to try to commission the first Allen engine.

         In March 2001, the earth-moving fleet was parked to be renovated for sale, and the contract miner was de-mobilized. Given RRL's experience with contract mining, it believes that contract mining would be the appropriate method to use on any future start-up, and that a contract miner could perform blasting, loading and handling services at a lower cost than if it performed those services on its own. The Morila mine employs a contract miner for these types of services.

         In April 2001, the number 1 Allen engine failed catastrophically. RRL formally rescinded the Rolls-Royce contract. RRL believed it was entitled to rescind the contract as a matter of law, although rescission was not an express remedy under the contract. Shortly following the rescission, Rolls-Royce made an informal oral offer to RRL to supply alternative power. RRL rejected the offer, as a scale back in operations removed the need for additional power.

         RRL never recognized a capital lease obligation in its financial statements in connection with its contract with Rolls-Royce because there was no obligation on its part to pay for either engine unless and until an engine was commissioned. None of the Rolls-Royce engines were ever commissioned.

         By December 2001, 705,000 tonnes of stockpiles had been processed. As part of a constant review of the mine's future, and with no indications of a sustained rally in the gold price, RRL estimated the future available stockpiles as being uneconomical. Process operations stopped and the plant was put on care and maintenance in December 2001.

         Syama has been on care and maintenance for the 2002 year. Management focus in this last year has been the clean-up of the process plant and actively seeking a new investor for the mine.

         Activities at the Syama mine have now been reduced to rehabilitation, routine turning of process plant and power generation equipment and water quality monitoring work.

GEOLOGY

         The Syama mine is located in the Sikasso region of Mali, 280 kilometers southeast of the capital Bamako and 800 kilometers from the port of Abidjan in Cote d'Ivoire.

         The deposit occurs on the Syama-Boundiali shear zone within the Birrimian formations of southern Mali. The gold mineralization is structurally controlled and is hosted within a one kilometer wide sequence of altered basalts and metasediments. Mineralization in the main ore body occurs over an 800 meter strike and has been confirmed by diamond drilling to be open at depths of 600 meters below surface.

         In addition to the main deposit, nine satellite orebodies have previously been partially exploited for their oxide potential in the 200 square kilometer lease area, providing 25% of the total milled ore to date. There is still additional potential associated with these oxides and the underlying sulphide ore bodies.

         No additional drilling or analysis has been completed at Syama since placing the mine on care and maintenance.

SYAMA HISTORICAL RESERVES

         At the end of December 1999, the Annual Reserve Statement for the mine quoted reserves of 26 million tonnes at a grade of 3.1 g/t for a total content of 2.7 million ounces of which 2 million ounces were attributable.

ENVIRONMENTAL RESPONSIBILITY AND COMMUNITY DEVELOPMENT

         Rehabilitation work during the first half of 2002 was concentrated around the Syama process plant and erosion control at the satellite sites called A21, Quartz Vein Hill and BA01. This was completed with the aid of local labor and expertise from Sikasso. Some 11,000 indigenous trees were planted with the assistance of the local villagers.

         With the strategy of preserving the orebody in mind, only limited work was done on the main Syama pit, north, west and south rock stacks or the extension pits. This ensures that these assets will remain available should the opportunity to reopen the mine arise. As in previous years, environmental audits/visits continued. During 2002 groundwater quality continued to improve. Consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd, or SRK, completed a closure plan review and a revised estimate of quantities required for site closure.

         RRL accelerated the community projects during the year and by the end of 2002, other than the Trust Fund which is to be funded by the International Finance Corporation, had completed all the projects that were agreed with the Syama Mine Community Consultative Committee. This included water pumps, schools, hospitals, irrigated gardens, road repairs and dam repairs.

         Syama incurred costs of $5.6 million during its first year on full care and maintenance. This included a charge of $1.3 million to increase the provision for the settlement of the Rolls-Royce Power Ventures' dispute, $0.8 million loss on financial instruments prior to closing out the Syama hedge instruments and a charge of $ 0.6 million to increase the rehabilitation provision after a revaluation of the anticipated rehabilitation costs by consultants, SRK.

CARE AND MAINTENANCE COSTS

         The major portion of the funds expended on care and maintenance relate to the protection of the assets, while funds were also expended on maintaining completed rehabilitation work as well as community development work. The care and maintenance costs were funded by the proceeds received from the disposal of the mining fleet, sale of other non-core assets, value added tax refunds and funding provided by RRL.

         During 2002 the Syama hedge position comprising sold call options of 148,500 ounces at $353 per ounce was closed out at a cost of $1.8 million.

EXPLORATION PROJECTS

GENERAL

         RRL has been exploring in Africa and in particular the Birrimian of West Africa for over ten years and has developed a geodynamic model to guide and focus its exploration. The Birrimian sequences of the West African craton are accretionary terrains formed through orogenic collisional events which have developed as a result of plate tectonic processes in the Earth's crust. Gold mineralization and, in particular, multi-million ounce deposits are located within volcano-sedimentary belts exhibiting strong evidence of crustal reworking and a polyphase history of deformation and intrusive activity. The Randgold Resources model has prescribed the areas of focus for its generative work and driven the acquisition of permits and advanced projects in West Africa. RRL's exploration teams continue to generate and assess new opportunities on the West African craton not only in its priority countries of Mali, Cote d'Ivoire and Senegal but also in Ghana and Guinea.

         RRL's exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, it extends and intensifies its exploration efforts to more clearly define the orebody and the potential portions to be mined. RRL constantly refines its geological techniques to improve the economic viability of prospecting and mining activities.

         RRL employs a multi-disciplinary exploration team to explore and develop opportunities in a phased approach. When RRL evaluates potential exploration targets, it initially assesses the political and economic considerations, including fiscal policies, in addition to geological factors. RRL only has interests in countries which have satisfactory criteria in this regard and its management is not aware of any material tax, political, economic or geological considerations which may have a material limitation on its operations in the relevant countries. However, all of these countries are poor and the biggest risk to any mineral project development is political and social instability which would affect mining rights.

         RRL follows detailed procedures in the exploration and evaluation of potential gold mineralization. The first phase involves target generation, including the identification of prospective areas and acquisition of permits. In the second phase of its exploration program, RRL verifies previously identified gold of remote sensing data (i.e. geophysics and landsat). In the third phase, work is focused on detailed follow up of gold targets fitting its criteria and includes trenching and diamond or reverse circulation drilling. The final exploratory phase involves definition drilling on a specific mineralized body as part of the feasibility work. The following table summarizes the phases of RRL's exploration process:

                              PHASES OF EXPLORATION

Phase I                      o  Country ranking
                             o  Generative program to identify prospective
                                  terrains
                             o  Acquisition of mineral rights

Phase II                     o  Evaluation of previous work
                             o  Interpretation of remote data sets
                             o  Regional and detailed geochemical programs
                             o  Regional and target scale geology and regolith
                                  maps
                             o  Data integration and interpretation
                             o  Target generation and prioritization

Phase III                    o  Focused follow-up programs involving
                                  trenching, pitting and reverse circulation or diamond drilling to broadly define resources

Phase IV                     o  Pre-feasibility drilling

                             o  Feasibility drilling
                             o  Feasibility study

         Independent professional laboratories conduct the assaying of RRL's samples. RRL's standard quality control measures include the use of two sample repeats, a blank and a standard, with each sample batch. RRL routinely carries out repeat analysis on samples higher than the surrounding baseline and the frequency of these increases on samples indicating a zone of mineralization. RRL makes monthly cross-checks with other commercial laboratories.

         RRL correlates assay results with the geological logs and enters all data into a computer database which RRL uses to model the orebody. An internal consultant carries out this evaluation in conjunction with RRL's project geologist. RRL uses modern geostatistical methods backed up with more classical procedures. Another external qualified evaluation consultant cross-checks the estimates.

         RRL uses independent consultants and contractors to carry out due diligence audit and feasibility study work in the various disciplines, including reserve and resource estimates, modeling and mining design, engineering metallurgical evaluation, environmental studies and valuation and corporate finance.

         RRL has various types of permits in Africa in the countries of Senegal, Cote d'Ivoire and Mali. Operating offices exist in each of these countries. The following table outlines the status of RRL's permits as of December 31, 2002. RRL holds permits either in its own name within affiliated subsidiaries or in joint venture with other parties. RRL's final equity holding on exclusive exploration permits, should a mine be discovered, varies from 52 to 85 percent. A total of 40 targets, ranging from grass-roots exploration to advanced resource definition, have been identified within these properties and are being explored by it at different levels due to their status and priority and include the evaluation of brownfield opportunities in the Loulo, Morila and Tongon regions and the development of new opportunities in Senegal and northern Cote d'Ivoire.

                                                                                        AREA
COUNTRY                                             TYPE          AREA (KM(2))        (SQ MILES)         EQUITY (%)
-------                                          -----------    ---------------    ---------------   ----------------

MALI
Syama.......................................           EP            191                 74                  80
Loulo.......................................           EP            372                144                  80
Morila......................................          EEP            289                112                  80
Morila......................................           EP            200                 77                  40
Selou.......................................          EEP             53                 20                  52
Koba........................................          EEP            116                 45                  85
Tiorola.....................................          EEP            257                 99                  70
Diokelebougou...............................          EEP            393                152                  70
Dionkola....................................          EEP            248                 96                  70
Kekoro......................................          EEP            500                193                  50
Sagala......................................          EEP            500                193                  50
Lamininia...................................           AE            500                193                  70

COTE D'IVOIRE
Nielle......................................          EEP            671                259                  75
Boundiali...................................          EEP          1,314              1,014                  75
Dabakala....................................          EEP            191                 74                  75
Mankono.....................................           RP            704                271                  75
Sikolo......................................           RP            500                193                  75

SENEGAL
Kanoumering.................................          EEP            405                156                  80
Kounemba....................................          EEP            408                158                  80
Tomboronkoto................................          EEP            403                156                  80

Total Area..................................                       8,215              3,678

OVERVIEW

         During the year, exploration activities focused on evaluation of targets in the priority regions of Morila and Loulo as well as developing new opportunities in Senegal, Tanzania and elsewhere in Africa. Exploration highlights include consolidation of holdings around Morila mine (+3,000 square kilometers) including signing a new joint venture with the Japanese consortium, OMRD; development of new geological models which culminated in demonstrating that the Morila orebody is still open and that there are considerable opportunities to expand our gold mineralization at Loulo and Tongon; acquisition of 1,200 square kilometers of ground within three permits in the highly prospective Sabodala Belt; and finally completion of a comprehensive generative study within the Greenstone Belts of Tanzania and the submission of eight prospecting licence applications. RRL's resource triangle now hosts 45 targets of which 12 are at advanced stage and our groundholdings comprise twenty permits totalling 8,215 square kilometers. At Tongon in Cote d'Ivoire, exploration drilling in the southern zone outlined additional mineralized zones but had to be suspended in mid program pending resolution of the current conflict. In Burkina Faso, exploration activities have ceased but a local representative has been retained to monitor new opportunities.

MALI

MORILA EXPLOITATION PERMIT

         During the year, geology and exploration activities within the mining permit area focused on detailed geological mapping of the orebody, fringe drilling of the west, east and southern extensions, infill drilling of the high grade area in Pit 2, drilling of a deep borehole (San 251) between the two pits, reconnaissance diamond drilling at San Extension and follow-up RAB and diamond drilling programs on other targets in the Donba-Morila corridor.

         Geological interpretation of the pit mapping and the latest drilling information has enabled revision of the geological model for Morila. Gold mineralization is concentrated within a shallow dipping shear zone referred to as the Morila shear zone. The Morila shear zone is associated with a strong silica-feldspar-biotite alteration and a sulphide assemblage of arsenopyrite, pyrite and pyrrhotite. A north-east to south-west trending high grade axis grading 10-100 g/t, is focused along an anticlinal flexure within the shear zone. In summary, Morila mineralization is controlled by a shallow dipping shear system with high grade concentrated along the axis of a north-east trending fold. The ore zone is essentially flat and is only exposed in the south due to faulting and intrusive activity. The latest work has led to a better understanding of the deposit geology, geometry and confirms that the system is still open in the south, east and west. Because of the orebody's flat nature there are additional opportunities to locate hidden mineralized pockets within the permit area in similar settings to Morila. The extension drilling at Morila confirms the presence of a continuous mineralized system related to a shallow dipping structure. Furthermore, the drilling of a deep borehole within the middle of the orebody illustrates that Morila is a large mineralized system with alteration, sporadic anomalous gold values and further zones of shearing down to almost 600 meters below surface.

         The geological remodelling has highlighted drilling opportunities in the south, west and east extensions to the ore zone. Previous drilling suggested the orebody came to surface in the west but a reinterpretation confirms that the Morila shear zone locates at approximately +200 meters below surface. This hypothesis has been confirmed by the results of the first five diamond holes on the western margin which returned intercepts of 24 g/t over 11 meters to 2 g/t over 63 meters from depths of over 200 meters below surface. This work confirms that the Morila orebody is still open in the west. In the southern extension previous drilling intercepted 8 meters at 6.7 g/t close to the contact with a tonalite intrusive. This intercept and our understanding that the tonalite and associated faulting has pushed the orebody to surface suggests that the Morila shear zone could still locate south of this intrusive. Two diamond holes were drilled within this target area; one intersected tonalite and the other returned an intercept of 19 meters grading 2.1 g/t. Finally detailed pit mapping on the eastern margin of the current orebody confirms that the ore zone is located within the steeply dipping plane of a north-south trending fault which down throws to the east. Drilling to test this concept has returned Morila styled mineralization and further geological modelling is in progress.

         All of this work confirms the prospectivity of the exploitation lease and highlights further brownfield opportunities within the Donba-Morila corridor where previous exploration has outlined multiple rotary air blast and geophysical anomalies. Reconnaissance diamond drilling of another Morila "look alike" electro-magnetic anomaly at San Extension highlighted anomalous gold zones associated with arsenopyrite returning intercepts of 0.2 to 1.5 g/t over widths of 1 to 12 meters. The holes also display silica-feldspar alteration down to a vertical depth of 300 meters. San Extension locates only four kilometers north-west of the mine and to date only three holes have been drilled into a target area covering over two square kilometers.

         The future exploration for Morila Limited includes an aggressive drilling program to outline the limits of the current orebody as well as focused programs at San Extension, Bla and the Donba region. Delineation drilling has commenced on the western margin of the current orebody spore where a 17 hole (6,255 meter) program is designed to understand the geology and continuity of mineralization over a 750 meter by one kilometer area west of the current pit. In addition to this specific target exploration a portion of the $2 million budget will be designated to test conceptual targets outlined from regional geochemistry and geophysics.

MORILA REGION

         RRL's groundholding position around the Morila mine now exceeds 3,000 square kilometers on nine permits and to date fifteen gold targets have been outlined for further work. During the year a new joint venture was signed with Japanese consortium, OMRD, covering two permits locating directly west of the Morila exploration permit. The permit portfolio is at various stages of exploration and includes prospects with in situ gold mineralization, geophysical targets and conceptual zones within similar geological settings to Morila. All exploration is now focused around Morila and the company has relinquished the Zana, Kolondieba and Niamou properties locating fifty kilometers to the south of Morila.

         Exploration in the region is driven by RRL's geological model. Information from the current orebody highlights the relationship between gold mineralization, a shallow dipping shear zone, folding and a prominent north-south ductile fault. The Morila orebody is, in general, flat apart from where it steepens against the ductile fault in the east and where it is pushed to surface by a tonalite intrusive. The ductile fault is observable regionally as a north-south linear on aeromagnetics and Landsat. A further five north-south trending linear structures are noted in the Morila terrain and our portfolio of exploration targets line up along these linear structural zones. A geological model is postulated whereby metamorphic, gold-bearing fluids were driven along these structures due to orogenic events including the emplacement of deep seated intrusive batholiths. The gold-bearing fluids were trapped within the folded segments of a flat shear system.

         A distinction can be made between the flat lying clastic metasediments of the Morila terrain and the steeply dipping turbidite sequence of the Kekoro terrain. The Morila terrain has been metamorphosed to amphibolite facies grade as opposed to the greenschist facies of the Kekoro sequence. It is postulated that the mineralized systems locating within the Kekoro formation may be shallower equivalents of the Morila system.

         Surface exploration work and shallow rotary air blast drilling have identified four targets with indications of hanging wall style of mineralization similar to Morila. At the Dialakoro target in the Morila exploration lease, twelve samples of flat dipping quartz veins intersected in prospecting pits returned values of between 0.5 and 7.7 g/t. The veining is parallel to the foliation and is associated with sericite alteration. Similarly the Kona target, which locates 10 kilometers north-west of Dialakoro, returned a rotary air blast intercept of 4.5 g/t over 9 meters from quartz veining in steep dipping chloritised metasediments. On the Djadio target, within the Dionkala permit, pitting of a coincident gold and arsenic soil anomaly confirmed strong sericite-chlorite-epidote alteration associated with a flat foliation in highly metamorphosed metasediments. At the Ntiola target a reconnaissance trench returned intervals of 15 meters at 2 g/t and five meters at 2.0 g/t from deformed greywackes in close contact with a diorite body.

         Exploration work during 2003 will be focused on developing the target portfolio and includes geochemical studies, ground geophysics, detailed geological and regolith mapping and finally drilling testing. Work to date has demonstrated that an orebody is not outcropping but that there is enough encouraging information in the form of in situ gold mineralization, gold anomalism, alteration and structure to suggest that the mineralized system could be close to surface.

LOULO

         Exploration on the Loulo property during 2002 was focused on: infill drilling, trenching and geological mapping of the Loulo 0 orebody; drill testing of satellite targets at Loulo 2; definition of a new target three hundred and fifty meters west of Loulo 0; a review of the underground potential on the Loulo 0 and Yalea orebodies and finally geological modelling along the 15 kilometers strike length of the Yalea structure.

         Detailed exploration has focused on defining targets within close proximity to the known orebodies. A new discovery was outlined which locates only 350 meters west of Loulo 0 orebody on the edge of the current optimum pit. Trenching, resampling of old diamond core and geological mapping has confirmed the presence of a seven hundred meter, north-south striking shear zone with associated structural splays which is enveloped by silica-haematite alteration. This zone grades between 1 and 5 g/t over widths of 8 to 22 meters. Drill testing of this target will be undertaken during the first quarter of 2003. Diamond drilling at the Loulo 2 target has outlined a central high grade core of +10 g/t over eleven meters along a strike of 75 meters down to a depth of 50 meters within a quartz-tourmaline unit with brecciation and a quartz vein stockwork. Extension drilling north and south of this high grade core returned narrow intercepts of 1.5 to 4.5 meters grading between 1.4 and 5.7 g/t. Finally surface exploration in an erosional window locating two kilometers south and east of Loulo returned encouraging lithosamples of between 2 and 5 g/t along a north trending structural zone which can be followed for eight hundred meters.

         Geological mapping and reinterpretation of diamond core has resulted in the refinement of the geological model for Yalea. The orebody locates within the Yalea structural zone and is defined by a hangingwall shear and a footwall mylonitic thrust shear zone. Between these bounding structures mineralization is associated with a pyrite-magnetite-arsenopyrite-chalcopyrite-gold which is enveloped by silica-carbonate-sericite alteration. This gold system is developed over plus two kilometers with north plunging high grade shoots related to dilational zones. The Yalea structural zone can be traced over 15 kilometers and to date has only been prospected with shallow reconnaissance drilling from surface down to fifty meters at Baboto, Loulo2 and 3. Detailed structural mapping, multi-element geochemistry and ground geophysical studies are presently in progress to define additional conceptual target zones along the Yalea structure with a view to effecting reconnaissance diamond drilling.

SENEGAL

         Since the acquisition of the Kanoumering permit, RRL's exploration team has undertaken further generative studies with the Sabodala Belt. This work has identified a geological terrain with carbonate altered mafic and felsic packages which are intruded by multiple granitoid bodies. The volcanic package is thought to represent the preserved remnant of an accreted volcanic arc which has been subjected to extensive crustal reworking as attested to by extensive intrusive activity and polyphase deformation involving folding, thrusting and shearing. Multiple mineralization styles have been identified and include quartz-veinlet stockworks within or at the contact with granodiorite intrusives, disseminated sulphide bodies in fold noses and brittle-ductile shear systems associated with gold and arsenopyrite. This work has culminated in the acquisition of a further two new permits and RRL now holds a contiguous block covering an area of 1,200 square kilometers. The new permits are referred to as Kounemba and Tomboronkoto. In summary, RRL's new permit portfolio in Senegal hosts a variety of gold bearing targets including five with significant gold intersections from reconnaissance drilling; multiple gold in soil anomalies and grassroots targets in favorable geological settings. These targets are presently the focus of follow-up exploration programs with the objective of identifying a major mineralized system.

         On the Tomboronkoto permit, gold mineralization at the Tombo target consists of a north 70 trending stockwork of quartz veinlets associated with silica-feldspar alteration in a granodiorite host rock. A plus one kilometer zone of continuous mineralization has been delineated and is open in all directions. A new geological model has been developed which highlights opportunities both along strike and at depth within this mineralized system. Trenching is currently in progress to test the geological model with a view to undertaking drilling later this year. Six additional plus one kilometer soil anomalies (+50 ppb), in sheared andesites intruded by granitoids also locate on the Tomboronkoto property and require further work.

         On the Kanoumering permit, data processing, orientation and generative work is now complete. The Kanoumering property hosts multiple gold targets and soil anomalies in various geological settings associated with contrasting mineralization styles. At the KB target, a 3x4 kilometer soil anomaly (+100 ppb) is associated with the contact zone between a large granodiorite and andesitic volcanics. Gold mineralization is associated with quartz carbonate veins hosted in porphyry dykes and within the andesitic volcanics. Only four previous diamond holes were drilled, covering a 200 meters by 100 meters area and intersected multiple zones of veining and silicification returning intercepts of 40 meters at 2.6 g/t and 25 meters at 2.9 g/t. Exploration is focused on trenching, pitting and geological mapping of the coherent high grade (+1 g/t) zones within the broad anomaly. Fourteen lithosampling results to date have returned between 1 and 82 g/t within one of these zones.

         Target KA is located at the sheared contact between felsic and andesitic volcanics and the target remains open to the north where any expression of surface mineralization is concealed beneath a transported regolith regime. The shear system hosting the KA target can be traced northwards with airborne electromagnetic and magnetics for a further ten kilometers. Target KC locates along the same structural zone as KA and gold mineralization is associated with arsenopyrite and a broad alteration zone (silica-carbonate and sericite) in shallow dipping shear systems hosted within an andesitic-felsic volcaniclastic package. The KC soil anomaly covers a 2.5 by 1 kilometer area at plus 50 ppb and is still open to the north and south.

         The Kounemba permit is located directly north of Kanoumering and straddles the shear corridor as the KA, BA and KC targets. Generative work has highlighted various favorable structural settings along this structural zone and reconnaissance geochemical and geological programs are presently in progress.

COTE D'IVOIRE

         On the Tongon project, at the Nielle permit in northern Cote d'Ivoire, mineralization locates within two zones, the northern and southern zones, over a cumulative strike length of four kilometers. The northern zone is defined by a single shear structure grading between 1.5 and 4.5 g/t over widths of 3 to 24 meters along a two kilometer strike length to drill tested depths of 120 meters below surface. Conversely the southern zone hosts multiple mineralized bodies grading 2 to 9 g/t with widths of 5 to 50 meters over a 2 kilometer by 500 meters area down to depths of 200 meters.

         During the previous year exploration work focused on the southern zone where further trenching (1,495 meters) and diamond drilling (17 holes for 3,535 meters) was completed as part of a multi-phased program. This program was subsequently curtailed due to the current conflict. The work completed has led to a better understanding of the ore zone outlining the presence of further mineralized bodies particularly in areas previously designated as barren as well as additional "blind bodies" which do not come to the surface. Geological modelling of the southern zone confirms the presence of multiple mineralized bodies associated with a broad envelope of boitite-silica-tremolite-diopside-sericite-carbonate alteration. Mineralization is associated with brecciation, shearing and quartz veining in disseminated arsenopyrite-pyrhotite-pyrite-gold assemblages. The southern zone is still open at depth, the edges of the zone are poorly understood and within the orebody various areas are still sparsely drilled. Drill spacing varies from 50 to 100 meters in the southern zone. In the northern zone drilling density is very sparse with an interhole spacing of plus two hundred meters. There are considerable opportunities to enhance grade continuity with infill drilling.

         In conclusion, there is opportunity to increase the Tongon mineralized material for the following reasons: the extent and geometry of the high-grade bodies in the southern zone will only be accurately defined with closer spaced drilling and further drilling at depth; the northern zone is very poorly drilled with deepest intersections at only 120 meters below surface and borehole spacing is over 200 meters; finally the edges of the southern zone and northern zone are not well understood. Opportunities also exist on gold targets locating within a five kilometer radius of Tongon where follow-up programs will be effected. Follow-up programs will also be effected on multiple gold targets within the Nielle permit.

         On the Boundiali permit, locating ninety kilometers west of Nielle, all regional, reconnaissance and preliminary follow-up work has been completed and the permit was renewed and reduced from 2,640 square kilometers to 1,320 square kilometers. Three gold targets with plus one kilometer strike lengths and encouraging trench, pit and lithosampling results are scheduled for follow-up programs. On one of these, the Tiasso target, trench intersections and soil anomalies outline the potential for multiple mineralized zones over an area of 2,000 meters by 500 meters. Gold mineralization is associated with brecciation and quartz vein stockworks returning encouraging trench intersections of between six and twenty five meters grading 3 to 4.5 g/t. A strong ground magnetic anomaly is coincident with the edge of the soil anomalies and could represent a hidden intrusive body. The Tiasso target is still open in all directions and the soil anomaly stops against alluvial gravels and ferricretes in the north and south. The target will be tested with shallow reverse circulation and rotary air blast drilling to define the geometry and extent of mineralization.

         Elsewhere in northern Cote d'Ivoire our generative programs have resulted in the acquisition of three new permit areas. These properties are at a grassroots level but work completed to date has demonstrated the presence of bedrock mineralization associated with a regional two square kilometer anomaly of plus 50 ppb gold. Follow-up programs involving detailed surface exploration are presently in progress.

         In summary, RRL's projects in Cote d'Ivoire include a feasibility stage project at Tongon and a balanced portfolio which includes brownfield opportunities around Tongon, an advanced prospect at Tiasso on the Boundiali permit and a selection of targets at various stages of exploration. In view of this and the fact that Cote d'Ivoire forms the southern extension to the Malian geology and is very under-explored, RRL is intent on maintaining its position and if stability returns, looking for new opportunities in this country.

BURKINA FASO

         In the nine years that RRL has been in Burkina Faso it has been involved in numerous technical discoveries but unfortunately none of these have led to the development of a plus 2 million ounce system. In view of this RRL has made a decision to cease active exploration in Burkina Faso. A local representative has been retained and will continue to monitor new opportunities within the country.

REGULATORY AND ENVIRONMENTAL MATTERS

         RRL's business and the businesses of its subsidiaries is subject to extensive government and environment-related controls and regulations, including the regulation of the discharge of pollutants into the environment, disturbance of and threats to endangered species and other environmental matters. Generally, compliance with these regulations requires RRL to obtain permits issued by government agencies. Some permits require periodic renewal or review of their conditions. RRL cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Non-renewal of permits or the imposition of additional conditions could have a material adverse effect on our financial condition and results of operations. To the extent that the countries in which RRL has exploration and mining permits have no established environmental laws, it is currently working to ensure that its operations are in compliance with environmental standards set by the World Bank in relation to air emissions and water discharges. RRL's activities are also subject to government regulations relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Although RRL believes that it is in compliance with these laws, regulations, and requirements with respect to its properties, any failure to comply could result in RRL being subject to substantial penalties, fees and expenses, significant delays in RRL's operations or even the complete shutdown of its operations. In accordance with RRL's stated policy, it accrues estimated environmental rehabilitation costs based on the net present of future rehabilitation cost estimates which are recognized and provided for in financial statements and capitalized to mining assets on initial recognition. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision.

MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT (THE "ACT")

         In South Africa, mineral rights (which encompass the right to prospect and mine) are held either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constitutes real rights in land, which are enforceable against any third party. Prospecting and mining are regulated by the provisions of Minerals Act No. 50 of 1991 (South Africa), or the Minerals Act, and South African common law. In order to mine or prospect for minerals on a South African property, it is necessary to have mining authorizations or permits under the Minerals Act for such property. In order to obtain such authorization in terms of the Minerals Act it is necessary either to own the mineral rights in respect of such minerals or to have the consent of the owner of the mineral rights to mine or prospect for minerals.

         In April 2002, the South African Department of Minerals and Energy published the Mineral and Petroleum Resources Development Bill for public comment. Following extensive public debate the Bill was passed by the South African Parliament and assented to by the President on October 3, 2002. The Act will come into effect on a date to be fixed by the President. The Act proposes, among other things, to vest the right to prospect and mine in the state. This will be administered by the government of South Africa in order to aid the participation of historically disadvantaged persons who wish to participate in the South African mining industry. It will also create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle, and consistent with common international practice, that mineral resources are part of a nation's patrimony.

         Transitional provisions are included in the Act which will phase out privately-held mineral rights granted under current legislation. The transitional provisions contemplate three scenarios: (1) mineral rights in respect of which no prospecting permit or mining authorization has been issued and/or no prospecting or mining activities are taking place; (2) mineral rights that are the subject of prospecting permits and prospecting is taking place; and
(3) mineral rights in respect of which a mining authorization has been issued and mining is taking place. Under category (1), the holders of privately-held mineral rights would need to apply for a prospecting or mining right in their own names to replace their existing mineral rights. Application would have to be made within one year of enactment of the Act. Under categories (2) and (3), any prospecting permit or mining authorization granted under the present legislation would continue to be valid only for a maximum period of two and five years, respectively. After the lapse of the one year period referred to in category (1) and the two and five year periods in paragraphs (2) and (3), respectively, the mineral rights would cease to be held by the registered holder. Within these periods in order to continue with its mining or prospecting operations, the holders of mineral rights or prospecting permits or mining authorizations would have to apply for a new prospecting right or mining right in respect of category
(1) and for conversion to new prospecting or mining rights in respect of categories (2) and (3).

         Under the Act prospecting rights will be granted for an initial period of five years, and can be renewed upon application for a further three years (and thereafter at the discretion of the Minister of Minerals and Energy, or the Minister). Mining rights will be valid for a maximum period of thirty years, and can be renewed upon application for a further maximum of thirty years. Provision is made for the grant of retention permits, which will have a maximum term of five years. A wide range of factors and principles could be considered by the Minister when exercising her discretion whether to grant these applications; for example, evidence of an applicant's ability to conduct mining operations optimally. Owing to these provisions, we might not be successful in our applications for new prospecting rights or mining rights.

         The Act provides that a mining or prospecting right granted under the Act can be cancelled if the mineral to which such mining right relates is not mined at an "optimal rate". Furthermore, royalties not payable under existing legislation may become payable to the state, although these provisions will be subject to a separate Money Bill which was published for comment on March 20, 2003.

         The Act was approved by Parliament in June 2002, but has yet to be implemented. The long-term effect of the Act will be to reduce the size of our mineral holdings in South Africa. However, the Act will also allow us to apply for dormant rights in areas previously held but not explored by third parties as these rights will now be assignable by the state.

         In terms of the Money Bill, producers of minerals will be levied a royalty ranging from 2% for low value high bulk minerals to 8% for diamonds.

         Additionally, the state and the mining industry have agreed to a mining charter to be phased in over a number of years. The charter demands a phasing in of ownership to historically disadvantaged South Africans of mining companies, requiring a 15% ownership in 5 years and 26% in 10 years. There is no prescription as to how this is to be achieved and it is incumbent on the industry to select empowerment partners who can with support from the industry raise the necessary finance for these acquisitions.

         The Department of Minerals and Energy has also recently released a scorecard against which mining companies will be measured to see how they have performed in redressing socio-economic issues. These measures could have an adverse affect on our results and financial conditions. The details of the implementation of the scorecard is still uncertain, but the intention is to penalize participants who do not meet the department's criteria as listed in the scorecard. The scorecard is designed to facilitate the application of the Charter in terms of the Mineral and Petroleum Resources Development Act requirements for the conversion of all of the "old order rights" i.e. the rights held under repealed legislation into new rights within a five-year conversion window period, but recognizing the full ten-year period.

         Activities covered under the scorecard include human resource development, employment equity, migrant labor, mine community and rural development, housing and living conditions, procurement, ownership and joint ventures, beneficiation and finally reporting.

U.S. INVESTMENT COMPANY ACT OF 1940

         We are not subject to registration as an "investment company" within the meaning of the U.S. Investment Company Act of 1940, or the 1940 Act. Significant changes in our current structure, however, could result in us being deemed an "investment company" and thus subject to the requirements of the 1940 Act. This could happen, for example, if the nature of our assets were to shift more heavily toward "investment securities" or if a greater share of our income/losses were derived from investment securities. If we became subject to regulation as an investment company, then we would be subject to the regulatory duties and restrictions of the 1940 Act, including profound restrictions on board structure, transactions with affiliates, borrowing, and investment of our assets. Unless an exclusion or safe harbor was available to us, we would have to attempt to reduce our investment securities as a percentage of its total assets. This reduction could be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we were required to sell investment securities, we may be forced to sell them sooner than we otherwise would at depressed prices with the possibility of incurring sizable losses.

DISPOSAL OF SURFACE HOLDINGS

         We have sold our last farm property in the Gauteng Province of South Africa and now own no other property other than our corporate office premises.

LEGAL PROCEEDINGS

ROLLS-ROYCE POWER VENTURES LIMITED

         On December 16, 2002, we entered into a settlement agreement with RRL, Somisy, Rolls-Royce Power Ventures, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding the outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and RRL agreed to pay SYPPS a total amount of $5.3 million in three installments. Syama paid an amount of $2.7 million on December 31, 2002, with the balance to be paid in two equal installments the first being due on December 31, 2003 and the final payment being due on December 31, 2004. Also under this agreement, we will allow Rolls-Royce Power Ventures Limited to bid on providing power to future projects at Loulo and Tongon. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment has been returned to Rolls-Royce Power Ventures Limited.

         Except as described above, we are not a party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

MARKETING

         The majority of our profits are derived from the sale of gold produced by RRL through Morila Limited at the Morila mine. Gold produced at the Morila mine is sold, in the form of dore, under an agreement to an international bank, which in turn uses an accredited refinery to refine the dore and produce monetary bars. Under the agreement, RRL receives the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. RRL has only one customer with whom it has an agreement to purchase all of its gold production. This "customer" is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers. We provide additional information about the gold market in Item 5.D - "Trend Information - Gold Market".

C. PROPERTY, PLANTS AND EQUIPMENT

         For a discussion of our principal properties, including mining rights and permits, see Items 4.A and 4.B. RRL has all material legal rights necessary to entitle it to exploit such deposits in respect of Syama in Mali to March 2019 and in respect of the Morila mine in Mali to April 2022.

         In South Africa we own approximately 1.6 million hectares of mineral rights of which approximately 75% are currently being explored by several joint ventures in which we participate. The Bill which was passed by the South African Parliament in June 2002 will vest the right to prospect and mine these minerals in the State with no right of compensation to us. Although there is a transitional period during which we will be given the exclusive opportunity to acquire prospecting and mining rights over our current holdings, subject to us meeting certain requirements still to be legislated, the long-term effect will be that we shall lose the right to trade, prospect or mine those mineral rights without permits if we do not acquire the necessary permits to continue.

         The exploration permits in Tanzania, Cote d'Ivoire, Mali and Senegal give RRL the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

         Once a discovery is made, RRL, as the permit holder, then commences negotiations with the respective governments as to the terms of the exploration or mining concession. Depending on the country, some of the terms are more open to negotiation than others, but the critical areas which can be agreed to are the government's interest in the mine, taxation rates, repatriation of profits and the employment of expatriates and local labor.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Statements in this Annual Report concerning our business outlook or future economic performance, anticipated revenues, expenses or other financial items, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

GENERAL

CHANGE IN ACCOUNTING POLICY

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         During the 2001 fiscal year, we adopted Statement of Financial Accounting Standard 133 ("FAS 133"): Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001.

         Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Previously, if an instrument regarded as a hedge was sold, extinguished or terminated prior to delivery of the planned production, losses were recognized at the date of sale of closure, and any gains were deferred until the original designated delivery date. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognized in income.

         Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

         On the date a derivative contract is entered into, we designate the derivative for accounting purposes as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge) or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing effective economic hedges under our risk management policies, do not qualify for hedge accounting.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in other comprehensive income. Amounts deferred in other comprehensive income are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recognized in earnings, along with the change in fair value of the hedged asset or liability that is attributable to the hedged risk.

         Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

         We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. We formally assess, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of FAS 133 on January 1, 2001, certain of our derivatives qualified for cash flow hedge accounting resulting in a net of tax, cumulative effect of change in accounting principle adjustment of $1.5 million, net of minority shareholders interest, recorded in other comprehensive income. The cumulative effect was that we were required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

EQUITY METHOD ACCOUNTING

         In fiscal 2001, we adopted EITF Issue 00-01 "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures" in accounting for RRL's interest in Morila Limited. EITF 00-01 requires that investments in incorporated joint ventures be accounted for using the equity method of accounting. Previously, we had followed the long-standing practice in the extractive industry of accounting for incorporated joint ventures using the proportionate consolidation method. Upon adoption of EITF 00-01, we were required to restate all comparative financial information for the period ended December 31, 2000 presented in this Annual Report, to reflect the equity method of accounting. Under the proportionate consolidation method, our proportionate share of Morila Limited's assets, liabilities, income, expenses and cash flows were incorporated under the appropriate captions in our consolidated financial statements. Under the equity method of accounting, we account for our interest in Morila Limited's net income as a separate line item in our statement of operations. In our balance sheet, we reflect as an investment our share of Morila Limited's net assets. While this results in significantly different presentation to that reflected under the proportionate consolidation method, it has no impact on our net income or net assets.

INVESTMENT IN RRL

         In July 2002, RRL completed an initial public offering of 5,000,000 ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to RRL of $32.5 million. The proceeds were used by RRL mainly to repay its syndicated term loan and revolving credit facility, which were repaid in full in November 2002. The initial public offering resulted in our investment in RRL being reduced from 59% to 48%, and subsequent to this date, we account for our investment in RRL pursuant to the equity method, under which our share of the net assets of RRL is recorded as a single line item, "Investment in associate" on our consolidated balance sheet and our share of RRL's net income is recorded as a single line item in the statement of operations, "equity income of associate".

IMPACT OF MALIAN ECONOMIC AND POLITICAL ENVIRONMENT

         RRL's current significant operation is located in Mali and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali.

         Mali is one of the poorest nations in the world, suffering from poor infrastructure, a lack of sophisticated financial and capital markets and a paucity of foreign investments. It is still largely dependent on the former colonial power France to assist in balancing its budget deficit. France maintains strong economic and cultural ties with Mali. The impact of these factors is that operating in Mali can be significantly more difficult than operating in countries with established and sophisticated political, financial and economic systems and where transport, telecommunication and supply lines are well established and logistically proven.

IMPACT OF FAVORABLE TAX TREATIES

         RRL is a Jersey, Channel Islands incorporated company and is not subject to income taxes in Jersey.

         In Mali, Morila SA is subject to a five year tax exemption which expires on November 1, 2005. Once the tax exemption expires, Morila SA will be taxed at the greater of 35% of taxable income or 0.75% of gross revenue. Somisy is taxed at the greater of 35% of taxable income or 0.75% of gross revenue.

IMPACT OF SALE OF 50% OF INTEREST IN MORILA LIMITED

         During July 2000, RRL sold 50% of its interest in Morila Limited to AngloGold for $132 million. The cash received from the disposal enabled RRL to restructure its balance sheet and repay some of its loans. Morila Limited owns 80% of Morila SA, which owns the Morila mine.

         The impact of the disposal is that RRL now only shares in 40% of the profits of Morila SA and has a joint venture partner who will share the cost of funding any further Morila expansion projects. Furthermore, as from the date of the sale, Morila SA is accounted for under the equity method.

IMPACT OF DISCONTINUATION OF OPERATIONS AT SYAMA

         In January 2001, RRL announced the suspension of mining operations at Syama due to its continued losses caused by falling gold prices and power problems. The power problems resulted from the failure of Rolls-Royce to successfully commission their power plant, which severely limited the operations throughput and resulted in a shortfall from planned gold production. Up to the end of December 2001, Syama continued to process stockpiled ore and realized revenues of $16.7 million and recorded a net loss of US$ 7.5 million.

         The two Allen 5012 units which were supplied by Rolls-Royce would have supplied 11 megawatts, or 60%, of the 18 megawatts necessary to run the operations of the mine. RRL obtained these two units to replace 11 other units which were no longer operational and to supplement the power being supplied by 8 additional units already operating at the mine. The two Allen 5012 units were large, low revving machines which were specifically suited to ensure a reliable base load to the operations of the mine. The failure of just one of these Allen 5012 units would have an adverse effect on the operations ability to restart following a shut down of operations as the full 18 megawatts of power were required to restart the operations.

         The Syama life of mine plan was based on annual gold production of 265,000 ounces for eight years, a sales price of $325 per ounce and cash costs of $220 per ounce. In 2000, with the delayed commissioning and inconsistent supply of power, the mine was unable to achieve a steady state process rate, resulting in gold production of 168,812 ounces, cash costs of $337 per ounce and a sales price of $283 per ounce. For the nine months ended December 31, 1999, gold produced was 126,808 ounces, and the average realized sales price of $275 per ounce was achieved with cash costs of $348 per ounce. Given the prevailing gold price, the mine did not achieve a level of return sufficient to absorb its operating costs, RRL's projected levels of production were significantly lower, and its projected costs were significantly higher, than the amounts projected in its mining plan.

         In addition, Rolls-Royce was not prepared to supply alternative power due to the late delivery of their Allen 5012 supply since they were not contractually obliged to do so until the engines had been commissioned.

         RRL was also aware of the increasing hardness of the ore with depth, which made the timely supply of reliable power even more critical to the successful achievement of the life of mine plan. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage. When it became apparent to RRL's management that the decision to contract Rolls-Royce power did not resolve Syama's power issues, it rescinded its agreement with Rolls-Royce. The number 1 Allen engine was never commissioned and failed during its trial in April 2001.

         All gold production activities have now ceased and Syama has been place on a care and maintenance program. RRL also substantially closed out the Syama hedge book in May 2001, and used the proceeds, together with other funds, to repay a loan from the International Finance Corporation. This loan repayment will reduce RRL's interest expense in future years.

         The discontinuation of the Syama operation required RRL to incur retrenchment costs in terminating the workforce and write-down the remaining mine assets to their salvage value. The discontinuance also frees up some cash resources which would have been invested in capital expenditure projects at Syama, and in funding its cash operating losses, which can now be utilized for other projects.

         While ore yields at Syama during the year 2000 were in line with expectations, plant yields were not, mainly due to the failure of the mine to achieve a steady state process rate without a reliable power supply. This fact, coupled with the depressed price of gold and continued losses prompted RRL's management to recommend the cessation of mining operations while continuing to process economic ore stockpiles. RRL's management considered several options to support the continuation of operations at the mine all of which proved uneconomical at the then prevailing gold price.

REVENUES

         Currently the majority of our revenues are comprised of our share of the profits of our associated company, RRL, which are derived from the Morila mine. Prior to RRL being accounted for as an associate and the discontinuation of operations at Syama , substantially all of our revenues were derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control.

         RRL follows a hedging strategy, the aim of which is to secure a floor price which is sufficient to protect it in periods of capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. It has made use of hedging arrangements in two instances. In terms of both the Syama and Morila loans, RRL was required to hedge fifty percent of Syama's first three years of production and approximately 36% of Morila's first five years of production.

         The fact that RRL is now being accounted for under the equity method of accounting, will result in us not reporting our revenues from gold sales separately in the future, but as part of a single, equity income line item in our statement of operations.

         Significant changes in the price of gold over a sustained period of time may lead to increases or decreases in the production from RRL operations, which could have a material adverse impact on our share of associates income.

OUR REALIZED GOLD PRICE

         The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and our average U.S. dollar realized gold price per ounce during the three years ended December 31, 2002, 2001 and 2000:

                                          YEAR ENDED DECEMBER 31,
                                       ------------------------------
                                           2002      2001      2000
                                       ---------  --------   --------
                                                   ($/oz)

          Average........................   310      271       279
          High...........................   349      293       313
          Low............................   278      256       264
          Average realized gold price(1).   308      268       283



(1) Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila and Syama hedge books.

COSTS

         We have calculated total cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. We have calculated total cash costs on a consistent basis for all periods presented. Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to U.S. GAAP measures or as an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides:

     o   an indication of a company's profitability and efficiency;

     o   the trends in costs as the company's operations mature;

     o a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold; and

     o an internal benchmark of performance to allow for comparison against other companies.

         Total cash cost includes deferred stripping movements. The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred, and charged to production when the actual ratio (which is calculated as the ratio of waste tonnes mined to ore tonnes mined for the period) is below the expected average ratio. Expected pit life average stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tons mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will in the future be deferred in each period or a relatively higher amount of charges will be written back. The opposite is true when the expected pit life average stripping ratio is revised downwards. These changes would thus impact on earnings.

         The deferred stripping calculation intends to match, over the life of the mine, the costs of mining waste tonnes to ore tonnes mined, by applying the expected pit life average stripping ratio. Consequently, a reduction in the actual strip ratio towards the later years of the mine's life following from a decrease in waste to be mined, would not result in a similar decrease in total cash costs as stripping costs which had previously been deferred will not be charged to total cash costs. The reduction of yields associated with ore produced in these later years will, however, result in reduced margins.

         A. RESULTS OF OPERATIONS

         Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

YEARS ENDED DECEMBER 31, 2002 AND 2001

GENERAL

         The net profit for the year ended December 31, 2002, amounted to $27.5 million compared to a $0.4 million loss for the year ended December 31, 2001. Net income in the year ended December 31, 2002, included equity income of RRL for the last 6 months of fiscal 2002 of $25.4 million and equity income of Morila Limited for the first six months of the fiscal year of $18.3 million, the period during which RRL was consolidated as a subsidiary.

REVENUES

         PRODUCT SALES

         We had no product sales for fiscal 2002, due to the suspension of operations at Syama during 2001 and the Morila operation being accounted for using the equity accounting method. RRL's 75% share of gold produced at Syama amounted to 45,715 ounces for the year ended December 31, 2001 with an average gold price achieved of $274 per ounce.

         DIVIDENDS AND INTEREST INCOME

         Dividends and interest income consist primarily of interest received on cash held at banks. Dividends and interest received decreased from $2.1 million for the year ended December 31, 2001 to $0.3 million for the year ended December
31, 2002 as a result of the lower cash balances due the repayment of the convertible bond in September 2001, as well as the non-inclusion of interest earned on RRL's cash balances, due to equity accounting for RRL from July 1, 2002.

         OTHER INCOME

         Other income for the year ended December 31, 2002 of $1.2 million consists of option fees and prospecting fees received related to our South African portfolio of mineral rights, as well as the fees received on the loaning of RRL and DRD shares. This compares to other income of $1.7 million for the year ended December 31, 2001 which consisted of option fees and prospecting fees received related to our South African portfolio of mineral rights, as well as exchange profits on the payment of Rand denominated Syama creditors.

COSTS

         TOTAL CASH COSTS

         Total cash costs for Syama were $433 per ounce for the year ended December 31, 2001.

         Due to the Syama operations being placed on care and maintenance during December 2001, no cash costs were incurred by this operation during 2002.

         ROYALTIES

         Royalties are paid to the Malian government at a rate of 6% of gold sales after the deduction of selling and transportation costs. No royalties were paid during 2002 due to the Syama operations having been placed on care and maintenance during 2001.

         GENERAL AND ADMINISTRATION

         General and administration costs comprise various expenses incurred in managing our investments and mineral rights portfolio as well as associated with providing administration support services to RRL. These charges of $1.1 million for the year ended December 31, 2002 decreased from $5.8 million for the year ended December 31, 2001 primarily due to the results of RRL having been equity accounted from July 1, 2002 and a reduction in activity related to Syama due to Syama having been placed on care and maintenance during December 2001.

         EXPLORATION AND CORPORATE EXPENDITURE

         Exploration and corporate expenditure of $5.9 million in the year ended December 31, 2002 and $9.6 million in the year ended December 31, 2001 largely reflects activities which are focused on the defining of additional resources and efforts to convert resource ounces into reserves. While exploration and corporate expenditure incurred by RRL during 2002 was higher than 2001, the 2002 expenditure reflected by us is lower than that of 2001, due to the results of RRL having been equity accounted from July 1, 2002.

         DEPRECIATION AND AMORTIZATION

         The total depreciation charge for the year ended December 31, 2002 was $0.8 million compared to $2.1 million for the year ended December 31, 2001. The 2002 expenditure is lower than that of 2001, due to the results of RRL having been equity accounted from July 1, 2002.

         INTEREST EXPENSE

         Interest expense for the year ended December 31, 2002 was $2.7 million and comprised of $1.7 million on the R70 million loan from ABSA Bank and other short terms loans and $1.0 million on the $35 million syndicated loan facility held by RRL. This was substantially lower than the $6.1 million for the year ended December 31, 2001, which comprised of $2.5 million interest on the $48 million bond which was repaid in September 2001, $0.6 million on the $35 million syndicated loan and revolving credit facility, first drawn down on in September 2001, $1.0 million on the Syama project loan as well as interest on outside shareholder loans at Syama, and $2 million on other short term loans, including a R70 million loan from ABSA Bank.

         LOSS ON DISPOSAL OF LISTED INVESTMENTS

         The loss on disposal of listed investments of $0.1 million for the year ended December 31, 2002 relates to the sale of 1,500,000 DRD shares, as well as DRD "B" options and ordinary shares of Western Areas compared to a loss of $1.3 million for the year ended December 31, 2001 which relates to the sale of various listed South African mining company shares in a depressed market.

         PROVISION FOR POST-RETIREMENT BENEFITS

         An additional provision of $3.0 million was made for the year ended December 31, 2001, which was in line with the latest calculation performed by independent actuaries. No adjustment was required to this provision during the year ended December 31, 2002.

         (LOSS)/GAIN ON FINANCIAL INSTRUMENTS

         The loss of $1.1 million related to the change in the mark-to-market value between December 31, 2001 and June 30, 2002 of those Syama financial instruments which did not qualify for hedge accounting, being the date up to which the results of RRL were consolidated by us.

         RRL had a gain on financial instruments of $7.6 million for the year ended December 31, 2001. $1.7 million of the gain on financial instruments related to the change in the mark-to-market, between December 31, 2000 and 2001, for those Syama instruments that did not qualify for hedge accounting. $4.3 million of the gain related to profits generated on the close out of the balance of the Syama hedge book which qualified for hedge accounting. The balance of $1.4 million related to the amortization of the remaining deferred gain which arose during May 1999 as part of the restructuring of the Syama hedge book.

         The majority of Syama's hedges were closed out in 2001 at a profit of $4.3 million and the proceeds were used to partly repay Syama's loan. Syama has outstanding call options which have been sold at a price of $353 per ounce over 148,500 ounces in the aggregate. We have guaranteed the obligations of Syama in respect of these hedges and would only be liable to margin calls if the gold price exceeds $465 per ounce in the 2004 calendar year, assuming that US interest rates, gold lease rates and gold price volatility remains constant at current rates.

         INCOME AND MINING TAX EXPENSE

         South African non-mining current tax is paid on taxable income at a rate of 30%. For the years presented, no significant mining operations were conducted in South Africa and no non-mining taxable income arose due to losses incurred and loss carry forwards utilized. The tax charge presented for 2001 and 2000 relates to tax on the Malian company, Somisy, which is based on the greater of 35% of taxable income or 0.75% of gross revenue. The operating joint venture, Morila, benefits from a five year tax holiday in Mali.

         The total income tax charge in the group is disproportionate to the effective tax rate of 30% primarily because under South African tax law, group tax relief is not available and a net deferred tax asset, arising primarily from our tax losses, is not recognized as such losses are not sufficiently certain to be recovered within the foreseeable future.

         EMPLOYMENT TERMINATION COSTS

         This reflects retrenchment costs $1.5 million incurred at Syama during the year ended December 31, 2001.

         STOCK COMPENSATION

         On January 29, 2001, 873,200 RRL options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, RRL's stock price at that date, which was lower than the grant price on the original grant date. These options have been accounted for in accordance with the provisions of FIN 44 "Accounting for Certain transactions involving stock compensation, an interpretation of APB 25", on a mark-to-market basis with reference to the difference between the grant price and RRL's stock price, with the difference recognized as a stock compensation expense.

         The stock compensation expense of $1.8 million for the year ended December 31, 2002 reflects the movement in RRL's stock price since the beginning of fiscal 2002, up to the date upon which we ceased to consolidate RRL, due to our interest in RRL dropping below 50% and RRL being accounted for as an associate, for the repriced unexercised options.

         The stock compensation expense of $1.7 million for the year ended December 31, 2001 reflects the movement in RRL's stock price from January 29, 2001, the date of the repricing until the end of the fiscal 2001 for the repriced options.

         OTHER COSTS AND EXPENSES

         Other expenses mainly comprise operational and other expenses associated with the care and maintenance of Syama. These costs and expenses for the year ended December 31, 2002 amounted to $1.4 million compared with $3.1 million for the year ended December 31, 2001.

         EQUITY INCOME OF JOINT VENTURE

         The equity income of Morila Limited has decreased to $18.3 million for the year ended December 31, 2002, down from $32.5 million for the year ended December 31, 2001. The significant decrease is due to the fact that Morila has only been equity accounted for the first six months of fiscal 2002, as compared to a full year for fiscal 2001.

         Morila SA produced gold at a total cash cost of $74 per ounce against an average realized gold price of $308 per ounce, for the year ended December 31, 2002 and $102 per ounce against an average realized gold price of $267 per ounce for the year ending December 31, 2001. RRL's attributable share of Morila SA's gold production was 421,126 for the year ended December 31, 2002 and 252,660 ounces for the year ended December 31, 2001. The mine commenced production in October 2000.

         EQUITY INCOME OF ASSOCIATE

         Subsequent to RRL completing its initial public offering in July 2002, our interest in RRL was diluted to 48%, and, accordingly, from that date we account for our investment in RRL pursuant to the equity method of accounting. Equity income of RRL, which includes the results of Morila Limited, amounted to $25.4 million for the six months ended December 31, 2002.

         MINORITY INTERESTS

         The minority interest for the years ended December 31, 2002 and 2001, represents the net of the 25% minority share of the losses in Syama, the 20% minority share of losses on the Loulo project and the 41% for the six months ended December 31, 2002 and the year ended December, 31 2001, respectively, of the minority share of profits/losses of RRL consolidated. Due to equity accounting for RRL from July 1, 2002, we no longer reflect the minority shareholders share of RRL's results as from that date.

YEARS ENDED DECEMBER 31, 2001 AND 2000

GENERAL

         The net loss for the year ended December 31, 2001, amounting to $0.4 million compared to a $5.5 million profit for the year ended December 31, 2000. Net income in the year ended December 31, 2000, included a profit of $125 million relating to the sale of 50% of RRL's interest in Morila, offset by a $74.6 million charge relating to the write-down of assets at Syama due to the continued depressed gold price and power problems.

REVENUES

         PRODUCT SALES

         Product sales include only the sales from Syama, as the Morila operation has been accounted for using the equity accounting method. RRL's 75% share of gold produced at Syama amounted to 45,715 for the year ended December 31, 2001 compared to 126,609 for the year ended December 31, 2000. The average gold price achieved was $274 per ounce for the year ended December 31, 2001 compared to an average gold price of $288 per ounce for the year ended December 31, 2000.

         The reduction in ounces is the result of the suspension of mining operations at Syama in January 2001. This decision was taken due to the continued losses caused by falling gold prices and power problems. Stockpiles were treated until December 2001. All gold production activities have now ceased and Syama has been placed on a care and maintenance program.

         DIVIDENDS AND INTEREST INCOME

         Dividends and interest income consist primarily of interest received on cash held at banks. Dividends and interest received decreased from $2.5 million for the year ended December 31, 2000 to $2.1 million for the year ended December 31, 2001 as a result of the lower average cash balance due to the repayment of the bond at the end of September 2001.

         OTHER INCOME

         Other income for the year ended December 31, 2001 of $1.7 million consists of option fees and prospecting fees received related to our South African portfolio of mineral rights, as well as exchange profits on the payment of Rand denominated Syama creditors. This compares to other income of $6.5 million for the year ended December 31, 2000 which consisted primarily of exchange gains related to the Barnex loan as well as exchange gains on Syama debt.

COSTS

         TOTAL CASH COSTS

         Total cash costs for Syama were $433 per ounce for the year ended December 31, 2001 compared to total cash costs of $337 per ounce for the year ended December 31, 2000.

         The increase in the total cash cost per ounce is the combined effect of a reduction in economies of scale, resulting from the substantial decrease in material treated at Syama, as well as the treatment of the lower grade stockpile ore.

         ROYALTIES

         Royalties are paid to the Malian government at a rate of 6% of gold sales after the deduction of selling and transportation costs.

         GENERAL AND ADMINISTRATION

         General and administration costs comprise various expenses associated with providing administration support services to Syama, as well as expenditure incurred managing the company's other investments and mineral rights portfolio. These charges of $5.8 million for the year ended December 31, 2001 decreased from $6.6 million for the year ended December 31, 2000 primarily due to the reduction in activity related to Syama.

         EXPLORATION AND CORPORATE EXPENDITURE

         Exploration and corporate expenditure of $9.6 million in the year ended December 31, 2001 and $11.8 million in the year ended December 31, 2000 largely reflects activities which are focused on the defining of additional resources and converting them to reserve ounces, in particular the Loulo project and additional drilling programs on the Tongon project, as well as ongoing exploration and new business activities. The 2001 expenditure is lower than that of 2000, due to most of the drilling being completed in the earlier year.

         DEPRECIATION AND AMORTIZATION

         The total depreciation charge for the year ended December 31, 2001 was $2.1 million compared to $11.1 million for the year ended December 31, 2000. All the Syama assets had been impaired in the 2000 year, resulting in the significant reduction in the depreciation charge.

         INTEREST EXPENSE

         Interest expense for the year ended December 31, 2001 was $6.1 million and was comprised of $2.5 million interest on the $48 million bond which was repaid in September 2001, $0.6 million on the $35 million syndicated loan and revolving credit facility, first drawn down on in September 2001, $1.0 million on the Syama project loan as well as interest on outside shareholder loans at Syama, and $2 million on other short term loans, including a R70 million loan from ABSA Bank. This was substantially lower than the $16.6 million for the year ended December 31, 2000, which included $3.6 million in respect of the $48 million convertible bonds, $9.3 million relating to the Barnex loan, $2.2 million interest on overdraft balances, and $1.5 million relating to the Syama project loan as well as outside shareholder loans at Syama.

         LOSS ON DISPOSAL OF LISTED INVESTMENTS

         The loss on disposal of listed investments of $1.3 million for the year ended December 31, 2001, compared to a loss of $3.4 million for the year ended December 31, 2000, relates to the sale of various listed South African mining company shares in a depressed market.

         PROVISION FOR POST-RETIREMENT BENEFITS

         The provision reflects an additional $3.0 million for post-retirement medical costs obligations, which is in line with the latest calculation performed by independent actuaries.

         GAIN / (LOSS) ON FINANCIAL INSTRUMENTS

         RRL had a gain on financial instruments of $7.6 million for the year ended December 31, 2001 compared to a gain of $3.6 million for the year ended December 31, 2000. $1.7 million of the gain on financial instruments related to the change in the mark-to-market, between December 31, 2000 and 2001, for those Syama instruments that did not qualify for hedge accounting. $4.3 million of the gain related to profits generated on the close out of the balance of the Syama hedge book which qualified for hedge accounting. The balance of $1.4 million related to the amortization of the remaining deferred gain which arose during May 1999 as part of the restructuring of the Syama hedge book.

         The majority of Syama's hedges were closed out in 2001 at a profit of $4.3 million and the proceeds were used to partly repay Syama's loan. Syama has outstanding call options which have been sold at a price of $353 per ounce over 148,500 ounces in the aggregate. We have guaranteed the obligations of Syama in respect of these hedges and would only be liable to margin calls if the gold price exceeds $465 per ounce in the 2004 calendar year, assuming that US interest rates, gold lease rates and gold price volatility remains constant at current rates.

         INCOME AND MINING TAX EXPENSE

         South African non-mining current tax is paid on taxable income at a rate of 30%. For the years/periods presented, no significant mining operations were conducted in South Africa and no non-mining taxable income arose due to losses incurred and loss carry forwards utilized. The tax charge for all the periods presented relates to tax on the Malian company, Somisy, which is based on the greater of 35% of taxable income or 0.75% of gross revenue. The operating joint venture, Morila Limited, benefits from a five year tax holiday in Mali.

         The total income tax charge in the group is disproportionate to the effective tax rate of 30% primarily because under South African tax law group tax relief is not available and a net deferred tax asset, arising primarily from our tax losses, is not recognized as such losses are not sufficiently certain to be recovered within the foreseeable future.

         EMPLOYMENT TERMINATION COSTS

         This reflects retrenchment costs of $1.5 million incurred at Syama during the year ended December 31, 2001.

         STOCK COMPENSATION

         On January 29, 2001, 873,200 RRL options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, RRL's stock price at that date, which was lower than the grant price on the original grant date. These options have been accounted for in accordance with the provisions of FIN 44 "Accounting for Certain transactions involving stock compensation, an interpretation of APB 25", on a mark-to-market basis with reference to the difference between the grant price and RRL's stock price, with the difference recognized as a stock compensation expense.

         The stock compensation expense of $1.7 million for the year ended December 31, 2001, compared to nil for the year ended December 31, 2000, reflects the movement in RRL's stock price from January 29, 2001, the date of the repricing until the end of the fiscal 2001 for the repriced options.

         OTHER COSTS AND EXPENSES

         Other expenses of $3.1 million for the year ended December 31, 2001 mainly comprise operational and other expenses associated with the care and maintenance of Syama. Other expenses for the year ended December 31, 2000 of $1.6 million consisted primarily of costs related to an attempted restructuring of our structure.

         EQUITY INCOME OF JOINT VENTURE

         The equity income of Morila Limited has increased to $32.5 million for the year ended December 31, 2001, up from $7.9 million for the year ended December 31, 2000. The significant increase is due to the fact that the Morila mine only commenced production in October 2000, and the year ended December 31, 2001, was the first full year of production.

         Morila SA produced gold at a total cash cost of $102 per ounce against an average realized gold price of $267 per ounce, for the year ended December 31, 2001 and $88 per ounce against an average realized gold price of $268 per ounce for the year ending December 31, 2000. RRL's attributable share of Morila SA's gold production was 252,660 for the year ended December 31, and 56,646 ounces for the year ended December 31, 2000. The mine commenced production in October 2000.

         MINORITY INTERESTS

         The minority interest for the years ended December 31, 2001 and 2000, represents the net of the 25% minority share of the losses in Syama, the 20% minority share of losses on the Loulo project and the 41% and 38% for December, 31 2001, December 31, 2000, respectively, of the minority share of profits/losses of RRL consolidated.


B. LIQUIDITY AND CAPITAL RESOURCES

CASH RESOURCES

         OPERATIONS

         Net cash utilized in operations was $9.6 million for the year ended December 31, 2002 as compared to net cash utilized of $27.7 million for the year ended December 31, 2001. The reduction of $18.1 million resulted mainly from a decrease in cash losses at Syama following the placing of the operation on care and maintenance during December 2001, a reduction in exploration and corporate expenditure, due to the results of RRL having been equity accounted from July 1, 2002, and lower interest payments resulting from a reduction in debt levels.

         Net cash utilized in operations was $27.7 million for the year ended December 31, 2001 as compared to net cash utilized of $35.1 million for the year ended December 31, 2000. The reduction of $7.4 million resulted from a decrease in cash losses at Syama, a reduction in exploration and corporate expenditure, lower interest payments following the repayment of the $48 million bond and the Barnex facility, a decrease in receivables as a result of decreases in taxation debtors, fuel and gold sales debtors, and the reduction of accounts payable at Syama.

         INVESTING

         Net cash provided by investing activities was $11.7 million in fiscal 2002 as compared to net cash provided of $21.7 million in fiscal 2000. Net cash provided by investing activities in 2002 included dividends received from Morila of $9.4 million as well as the proceeds from the sale of listed investment of $5.4 million, partially offset by the elimination from the balance sheet of cash of $3.0 million held by RRL on becoming an associate.

         Net cash provided by investing activities was $21.7 million in fiscal 2001 as compared to net cash generated of $106.4 million in fiscal 2000. Net cash generated in fiscal 2001 included a dividend of $6.4 million received from Morila, as well as a $15.7 million repayment of interim funding which had been provided to Morila during its construction phase. Cash generated in fiscal 2000 included proceeds from the sale of 50% of RRL's portion of Morila Limited, amounting to $132 million.

         FINANCING

         Net cash utilized in financing activities in fiscal 2002 was $4.4 million as compared to $51.3 million utilized in fiscal 2001. The decrease in cash utilized is the result of higher cash outflows in fiscal 2001 associated with the outside shareholders portion of the share buyback concluded by RRL during September 2001, the repayment of the $48 million bond and the $15 million Syama project loan, which were offset by RRL raising $33.0 million by way of a syndicated loan and revolving credit facility and us obtaining a short term loan of $6 million from ABSA. During fiscal 2002 financing activities comprised the exercise of employee stock options of $2.1 million and the repayment of $2.1 million of RRL's syndicated loan prior to it becoming an associate, and the repayment of $4.7 million of the ABSA short term loan.

         Net cash utilized in financing activities in fiscal 2001 was $51.3 million as compared to $22.7 million utilized in fiscal 2000. The increase in cash utilized was primarily due to outflows associated with the outside shareholders portion of the share buyback concluded by RRL during September 2001, the repayment of the $48 million bond and the $15 million Syama project loan, which were offset by RRL raising $33.0 million by way of a syndicated loan and revolving credit facility and us obtaining a short term loan of $6 million from ABSA.

         ENVIRONMENTAL LIABILITIES

         RRL's liabilities for environmental rehabilitation relate to the Syama and Morila mines in Mali. Currently, limited environmental rehabilitation regulations exist in Mali. RRL has adopted a rehabilitation program following World Bank guidelines, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works.

         All of the above requirements are in place for RRL's operations. Syama's provision for closure is based on estimates, less actual expenditure to date. Morila's provision is based on estimates.

         All of the process plant (in-plant) toxic substances have been consumed in the circuit and their storage vessels have been cleaned. The Morila mine, operated by RRL's joint venture partner, AngloGold, employs safety protocols in the handling of all toxic substances.

         In the case of cyanide, it currently operates under the International Cyanide Management Code for the transport and use of cyanide in the production of gold. This is a voluntary code developed by an industry steering committee under the auspices of the United Nations Environment Program and the International Council on Metals and the Environment.

         Syama's closure plan entails the rehabilitation of the mining infrastructure (open pits, waste rock stacks, process plant, workshops, stores and tailings storage facility) as well as ensuring the closure of operations is done in a manner which preserves public safety. The rehabilitation work consists mainly of:

     o ensuring no inadvertent access is gained to the open pits by placing safety berms around the perimeter of the pits;

     o reshaping of the side slopes of the waste rock stacks, where necessary and vegetation of the top and sides of the waste rock stacks;

     o vegetation of the top and sides of the tailings storage facility and ensuring the facility has an established fail safe point, below the main dam wall height, to preserve the integrity of the facility;

     o dismantling of the process plant to ground level, workshops and stores facilities and the vegetation of these sites;

     o monitoring of the groundwater boreholes and taking remedial action, where necessary, should the concentration of pollutants exceed reasonable levels, until the pollution effect diminishes to an acceptable level; and

     o establishing programs for the local community to facilitate the community's return to those activities they pursued prior to the mine's establishment. The establishment of water storage dams and gardens for farm projects are key to this work.

         RRL is required to monitor the facilities at the Syama mine until it can ensure the preservation of public safety. A "reasonable level" of pollution is a level where groundwater and surface water contamination does not impact on downstream fitness for use by aquatic life, livestock, and domestic consumption.

         Syama's monitoring program is designed to conform with World Bank quality guidelines, as defined in the World Bank Pollution Abatement Handbook, and World Bank guidelines for open pit mining. Under these guidelines, RRL will monitor for potential contamination until it is capable of establishing a discernable long-term trend. Typically, this requires monitoring for a period of three to five years.

         The nearest groundwater user to the Syama mine is outside of the zone of impact of the contamination. No heavy metal contamination exists. Syama's groundwater emerges on surface downstream of the Tailings Storage Facility, or TSF, and is treated within the containment dam prior to discharge. Currently, surface water dilution has the greatest impact in minimizing the contamination effect.

         Syama is currently planting trees downstream of its TSF to aspirate groundwater to reduce potential contamination. Should RRL decide to permanently close Syama, it would vegetate the surface of the TSF and plough the soil to prevent water movement on the surface, as well as complete the geotechnical closure report.

         While the total rehabilitation costs to be incurred in the future is uncertain, RRL has estimated that the total future costs, in current monetary terms, will be approximately $2.6 million for Syama and $8.4 million for Morila. The cost is accrued and expensed over the operating life of the mines, on the basis of RRL's stated policy of the net present value of future rehabilitation costs estimates which are recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

         RRL has entered into a heads of agreement with Resolute giving Resolute a 12 month option to acquire RRL's entire interest in its wholly-owned subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy which owns the Syama mine.

         CREDIT AND LOAN FACILITIES

         In September 2001, RRL entered into a $25 million syndicated term facility and a $10 million revolving credit facility from a consortium of financial lenders led by NM Rothschild & Son Limited, or NM Rothschild, to assist with the mandatory share repurchase program and to provide working capital. The loan was repaid in full out of the proceeds of RRL's public offering and with working capital in November 2002. The term loan was required to be repaid in quarterly installments over four years, with the first payment made on January 31, 2002.

         In 2002, RRL negotiated but did not implement a new revolving $20 million credit facility for general working capital and acquisition purposes with the same consortium of lenders. In view of the significant cash being generated by RRL's operations, the revolving credit facility was never used and the facility was cancelled in April 2003.

         Also in September 2001, a R70 million (US$ 5.8 million), one year loan was obtained from ABSA bank. The loan bore interest at the South African prime overdraft rate ("prime") for an initial six month period which ended on March 28, 2002 and at prime plus two percent for the six months thereafter. During the 2002 fiscal year the terms of the agreement were renegotiated. The period of the loan was extended to 30 September 2003 and the interest rate changed to the prime rate for the full period of the loan. In March 2002, R30 million ($2.9 million) of the capital amount of the loan was repaid. This was funded by the sale of 1.5 million ordinary shares of DRD. In September 2002, a further
R10 million ($1 million) was repaid, leaving an outstanding balance of R30 million ($3.5 million), collaterized by 7,360,000 RRL shares, at the end of the 2002 fiscal year. In March 2003, we repaid an additional R10 million ($1.2 million) on the loan, and the balance of R20 million ($2.3 million) was settled at the end of June 2003. The March 2003 repayment was funded from the proceeds of employee share options exercised. The final settlement in June 2003 was paid from the proceeds of the sale of 1 million of RRL shares.

         On April 7, 2000, RRL concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. This loan is referred to as the Morila Loan. The loan bears interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2002, the interest rate on this loan was 3.90%. The loan will be repaid over 5 years with the first payment having been made on June 30, 2001, and is collateralized by the assets of Morila. Also, RRL have pledged its interest in Morila Limited and related assets and the Morila joint venture has pledged its interest in Morila and related assets to secure Morila's obligations under the Morila Loan Agreement. In addition to the periodic payments of principal, Morila is required to make interest payments at periodic intervals.

         The agreement with respect to the Morila Loan, or the Morila Loan Agreement, contains covenants and conditions including restrictions on the conduct of RRL's business activities and business activities of the Morila joint venture and Morila, the maintenance of minimum net worth and debt coverage ratios, and RRL's ability, and the ability of its subsidiaries and Morila and the Morila joint venture, to incur debt. Morila is in compliance with these covenants and conditions.

         Further, the Morila Loan Agreement places restrictions on Morila's ability to make or commit to make capital expenditures, or acquire assets. The Morila Loan Agreement also places restrictions on RRL's ability and the ability of the Morila joint venture and Morila, to enter into some types of business combinations, dispose of assets, or enter into certain transactions with each other.

         The Morila Loan Agreement restricts Morila's ability to pay management or similar fees or to declare, pay or make any distribution on any shares of any class of its capital stock, other ownership interests, or other rights with respect to any shares of any class of its capital stock. These payments may only be made, subject to the satisfaction of financial conditions contained in the Morila Loan Agreement, on a quarterly basis.

         Furthermore, the Morila Loan Agreement places significant restrictions on Morila's ability to purchase, redeem or retire shares of any class of its capital stock, other ownership interests or other rights with respect to any shares of any class of its capital stock and on Morila ability to repay or otherwise decease or discharge debt which it owes to any affiliate.

         RRL's attributable share of the Morila Loan at December 31, 2002 amounted to $14.5 million. It is non-recourse to RRL.

         During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between us and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2000 and bears interest at a variable rate of approximately 15.54% as of December 31, 2002. RRL's attributable share of this finance lease amounted to $7.6 million at December 31, 2002. Together with AngloGold, RRL have guaranteed the repayment of the lease.

         Somisy and Randgold Resources Mali SARL, have a Communaute Financiere Africaine franc denominated, uncollateralized overdraft facility of approximately $1.2 million with Banque de Developpement du Mali bearing interest at a fixed interest rate of 10.25% per annum. The full facility was utilized at December 31, 2002.

         Somilo has an uncollateralized $0.8 million loan with the Bureau de Recherches Geologiques et Minieres, originating from the purchase of BHP Minerals Mali in 1996, which bears interest at the base rate of the Central Bank of Western African States rate plus 2% per annum, which is being deferred. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. At December 31, 2002, the interest rate on this loan was 7%.

         On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, RRL agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1,805,760. In lieu of the existing premium, NM Rothschild agreed to lend RRL that amount on a pre-agreed payment schedule requiring RRL to repay the loan monthly through the 2004 fiscal year. This loan bears interest at the relevant interbank rate plus 3%, which equates to an average rate of 4.37%.

         Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2002 stood at approximately 17%.

         Somilo also has a $0.4 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2002, the interest rate on this loan was 7%.

CAPITAL EXPENDITURES

         Capital expenditure for the year ended December 31, 2002 amounted to $
0.2 million, substantially all of which was spent on vehicles and office equipment. This was funded from internal cash resources.

         Capital expenditure for the year ended December 31, 2001 amounted to $4.9 million, substantially all of which was spent on the Syama power station. This was funded from internal cash resources.

         The capital expenditure for the year ended December 31, 2000 amounted to $12.3 million, substantially all of which related to Morila. The expenditure was funded from the Morila Loan.

         Other than RRL's 40% portion of the $ 12.9 million of capital planned to be spent at the Morila mine during 2003, no other significant capital expenditures are currently planned for the twelve months ending December 31, 2003. This may change based upon the results of the feasibility studies undertaken on the Loulo and Tongon projects. However, no firm indication of the amounts involved is available at this stage.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         CONTRACTUAL OBLIGATIONS ON BALANCE SHEET

         Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2002 are set out below:

         PAYMENTS DUE AND AMOUNT OF COMMITMENT BY EXPIRATION PERIOD


                                 TOTAL      1 YEAR   1 - 5 YEARS  AFTER 5 YEARS
                               ---------- ---------- -----------  -------------
                                           (Dollars in thousands)
CONTRACTUAL OBLIGATIONS
----------------------------
Short-term borrowings ......     3,615       3,615           -            -
TOTAL CONTRACTUAL CASH
OBLIGATIONS  ...............     3,615       3,615           -            -


         CONTRACTUAL OBLIGATIONS OFF THE BALANCE SHEET

         During July 2002, our equity interest in RRL decreased from 59% to 48%, as a result of RRL's initial public offering of 5,000,000 of its ordinary shares. Subsequent to this initial public offering by RRL, we accounted for our interest in RRL using the equity method, under which our share of the net assets of RRL is recorded as a single line item, "Investment in associate" on our consolidated balance sheet. Accordingly, our consolidated balance sheet does not reflect any obligations that RRL has to third parties. We expect that RRL will generate sufficient cash flows from its operations to meet these obligations. RRL's contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2002 are set out below:

                                 TOTAL      1 YEAR   1 - 5 YEARS  AFTER 5 YEARS
                               ---------- ---------- -----------  -------------
                                          (Dollars in thousands)
CONTRACTUAL OBLIGATIONS
-----------------------------
Long-term debt ..............    8,663      10,366         833       19,862
Short-term borrowings .......   12,008           -           -       12,008
Capital lease obligations....    1,063       5,448       2,660        9,171
Unconditional purchase
   obligations...............      794           -           -          794
TOTAL CONTRACTUAL CASH
   OBLIGATIONS  .............   22,528      15,814       3,493       41,835
OTHER LONG-TERM OBLIGATIONS .    2,632       7,530       2,340       12,502


         WORKING  CAPITAL

         Management believes that our working capital resources generated through internal sources, the sale of investments and banking facilities, are sufficient to fund our currently foreseeable future business requirements.

CRITICAL ACCOUNTING POLICIES

         Our critical accounting policies are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

         Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

         ACCOUNTING FOR ASSOCIATES

         We account for our investment in RRL under the equity method, as we exercise significant influence over the financial and operating policies of RRL. Should our investment in RRL decrease in subsequent periods to a level at which we are unable to exercise significant influence over the financial and operating policies of RRL, or our appointees to the RRL board be replaced, we will be unable to apply the equity method of accounting for our investment in RRL. We will then be required to account for our investment in RRL by reference to the fair value of RRL, with changes in the fair value of RRL reflected in either income or comprehensive income, dependant upon our designation of our investment in RRL as a trading security or an available-for-sale investment.

         DEFERRED TAXATION

         When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realized, a valuation allowance is recorded for that portion of the deferred tax asset which is not considered more likely than not recoverable. These determinations are based on the projected realization of tax allowances and tax losses. In the event that these assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that we would be able to realize tax assets in the future in excess of the recorded amount, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

         EMPLOYEE BENEFITS

         Management's determination of our obligation and expense for post retirement health care liabilities depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in note 15 to our consolidated financial statements and include amongst others, the discount rate, the expected long term rate of return on plan assets, health care inflation costs and rates of increase in compensation costs. Actual results that differ from management's assumptions are accumulated and charged over future periods, which will generally affect our recognized expense and recorded obligations. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect our post retirement health care obligations as well as future expenses, which will result in an impact on income in the periods that the changes in assumptions occur.

         The following is a summary of RRL's critical accounting policies, which management believes have a direct impact on our financial statements as RRL is our significant asset.

         AMORTIZATION OF MINING ASSETS

         Amortization charges are calculated using the units of production method and are based on tonnes processed through the plant as a percentage of total expected tonnes to be processed over the lives of our mines. The lives of the mines are estimated using interpretations of mineral reserves in accordance with the SEC's industry guide number 7. The estimate of the total expected future lives of RRL's mines could be materially different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining RRL's mineral reserves, mainly the gold price. Any change in our estimate of the total expected future lives of our mines would impact the amortization charge recorded in RRL's consolidated financial statements.

         VALUATION OF LONG-LIVED ASSETS

         Management annually reviews the carrying value of RRL's long-lived mining assets to determine whether their carrying values, as recorded in RRL's consolidated financial statements, are appropriate. In determining if the asset can be recovered, RRL compares the undiscounted future cash flows expected to be generated from the future use of the asset to its carrying amount. Should the carrying value of the asset exceed the expected future undiscounted cash flows expected to be generated by the asset, the asset is impaired and an impairment charge is recognized in the statement of operations as the difference between the carrying value and the fair value of the asset determined based upon the expected discounted cash flows to be generated by the asset. In assessing an asset for impairment, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine. If an impairment is indicated, management discounts the cash flow by the risk associated with the applicable project. These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices and production costs could materially affect the anticipated cash flows to be generated by the long-lived assets. In addition, other factors that management can control may turn out differently than projected and could have an effect on the determination of the fair value of the asset.

         In 1999, RRL recorded an impairment charge of $45 million relating to the Syama mine. This charge assumed throughout the life of mine that gold prices would be $300 an ounce and the cash cost to produce would be $250 an ounce and expected future capital costs of $8.3 million. The spot price of gold on December 31, 1999 was $283 an ounce and the price range during 1999 was $253 to $326 an ounce. The other major assumption used was that the mine would produce 265,000 ounces a year for 8 years. The future undiscounted cash flows to be generated by the mine were lower than the carrying value of the assets and, accordingly, an impairment charge had to be determined by reference to the fair value of the mine based upon its discounted future cash flows. The cash flows were discounted using 8% which represents the risks related to this project. Based on these assumptions, RRL determined the fair value to be $74 million compared to the carrying value of $119 million which resulted in an impairment charge of $45 million.

         In 2000, as a result of operational difficulties experienced at Syama, management again tested the mine for impairment. The future undiscounted cash flows to be generated by the mine were lower than the carrying value of the assets and, accordingly, an impairment charge had to be determined by reference to the fair value of the mine based upon its discounted future cash flows. RRL concluded that the fair value of the mine was negative and that the remaining $74 million should be written off.

         HEDGING AND FINANCIAL DERIVATIVES

         The determination of the fair value of hedging instruments and financial derivatives, when marked-to-market, takes into account estimates such as projected interest rates under prevailing market conditions, depending on the nature of the hedging and financial derivatives. These estimates may differ materially from actual interest rates prevailing at the maturity dates of the hedging and financial derivatives and, therefore, may materially influence the values assigned to the hedging and financial derivatives, which may result in a charge to or an increase in our earnings at the maturity date of the hedging and financial derivatives.

         ENVIRONMENTAL REHABILITATION COSTS

         RRL provides for environmental rehabilitation costs and related liabilities based on its interpretations of current environmental and regulatory standards with reference to World Bank guidelines. In addition, final environmental rehabilitation obligations are estimated based on these interpretations and in line with responsible programs undertaken by similar operations elsewhere in the world, with provisions made over the expected lives of our mines. While RRL management believes that the environmental rehabilitation provisions made are adequate and that the interpretations applied are appropriate, the amounts estimated for the future liabilities may differ materially from the costs that will actually be incurred to rehabilitate our mine sites in the future. If RRL management determines that an insufficient rehabilitation provision has been created, its earnings will be adjusted as appropriate in the period that the determination is made.


         DEFERRED STRIPPING

         RRL defers the costs of waste stripping in excess of the expected pit life average stripping ratio, and charge such costs to production when the actual stripping ratio is below the expected average ratio. The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates. These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charge will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the Morila mine, resulting in lower earnings in future periods. Therefore, deferred stripping can be defined as a cost smoothing method whereby waste stripping costs are recognized pro rata in earnings over the life of a mine.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         We are not involved in any research and development and have no registered patents or licenses.

         D.       TREND INFORMATION

         Our financial results and those of our associated company, RRL, are subject to the movement in gold prices. In the past fiscal year, the general trend in the price of gold has been downwards and this has had an impact on revenues. Recently, the price of gold has begun to rise. However, it should be noted that fluctuations in the price of gold remain a distinct risk to us.

GOLD MARKET

         The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in Dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

         Historically, gold has been used as a store of value because it tends to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Therefore, large quantities of gold in relation to annual mine production are held for this purpose. This has meant that historically the potential total supply of gold has been far greater than annual demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities.

         Instead, gold prices have been significantly affected, from time to time, by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold has traditionally been seen as a refuge, leading to increased purchases of gold and a support for the price of gold.

         Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High U.S. dollar interest rates also make hedging of forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale. At a secondary level, changes in interest rates are viewed by market participants as indicators of other economic changes, including expectations of inflation, and have been used historically by market participants to motivate decisions to buy or sell gold.

         In 2000, the introduction of the euro removed the German Deutsche mark as one of the traditional reserve currency alternatives. The euro steadily devalued after its introduction and has traded in a range of +/- 10% below opening value against the dollar. However, this position has begun to change with the euro appreciating against the dollar in early 2003. The euro weakness has maintained dollar strength during a period of global economic downturn. This has resulted in gold prices stated higher in local currency terms helping suppress global gold demand.

         Changes in exchange rates against the U.S. dollar affect levels of demand for gold in other countries. In South East Asia, for example, during the mid-1990's strong local currencies encouraged a robust demand for gold on the back of low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the U.S. dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of gold ensued in the region. Recoveries in Asian currencies post-1999 saw a resumption in earlier levels of gold demand in the region as local prices of gold declined with stronger local currencies.

         Changes in reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales by central banks have often involved substantial tonnages within a short period of time and this selling can place strong downward pressure on the markets at the time they occur. As important as the physical impact to official sales, announcements of rumors of changes in central bank policies which might lead to the sale of gold reserves have, in recent years, had a powerful negative effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

         Recent examples of decreases in the gold price linked directly to either the sale of gold by a central bank or the announcement by a central bank of its intention to sell gold can be seen in the fall in the price of gold, which followed the May 1999 announcement by the Bank of England of their plans to sell 415 tonnes of gold held by the Treasury of the United Kingdom. During 2000, selling continued from Central Bank reserves outside the longer term sales programs announced by the Bank of England and Switzerland, The Netherlands, Austria, Chile and Uruguay all sold into the market, during a period in which the gold price continued to fall. Not all rumors or announcements of official plans relating to gold lead inevitably to behavior disruptive to the market. As an example, the announcement in October 1999 of the Swiss National Bank's planned sale of up to 1,400 tonnes of gold from its gold reserves caused little impact on the gold price, as the sale was expected to spread over several years and to be managed in a manner designed to avoid an adverse effect on the price of gold. This is exactly what has occurred, and to date no significant gold price move has been associated with these Swiss sales.

         By contrast with the largely negative news from official holders of gold during most of the 1990s, the latter half of 1999 saw two important steps by world governments to reassure the gold market. These came first in the arrangements entered into by the International Monetary Fund to realize the value of gold on its balance sheet by means of swap arrangements with its members, rather than actually selling their gold reserves on the open market, and thereafter in the equally important announcement by the central banks of the European Union, joined by other holders of gold - namely the United States, Switzerland and Japan - that sales of gold by those countries' central banks would be limited to a maximum, including all previously announced planned gold sales, of 400 tonnes per year over five years.

         While political and economic crises can affect the gold prices either positively or negatively, neither effect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable.

         The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price in Dollars for the past ten years. On December 31, 2002, the afternoon fixing price of gold on the London Bullion Market was $347.00 per ounce.


                                             PRICE PER OUNCE ($)
                                  ----------------------------------------
     YEAR                           HIGH            LOW           AVERAGE
     ----                         --------         ------       ----------
     1993..........................  406             326            360
     1994..........................  396             370            384
     1995..........................  396             372            384
     1996..........................  415             367            388
     1997..........................  367             283            331
     1998..........................  313             273            294
     1999..........................  326             253            279
     2000..........................  313             264            279
     2001..........................  293             256            271
     2002 .........................  349             278            310

Source: Bloomberg

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


         A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information with respect to our directors and executive officers as of May 31, 2003:


                   NAME                      AGE                  POSITION
                   ----                      ---                  --------
Executive Director:
  R.A.R. Kebble.......................        63           Chairman of the Board
Non-Executive Directors:
  D. Ashworth.........................        58                  Director
  H.C. Buitendag......................        55                  Director
  G. Fischer..........................        45                  Director
Executive Officers:
  V. Matfield.........................        38             Financial Manager
  D.J. Haddon.........................        45                 Secretary


         There have been no changes to the board during the fiscal year and up until July 8, 2003. The business experience of each of the directors and executive officers is as follows:

         Roger Ainsley Ralph Kebble: Appointed as a Director in August 1994 and Chairman in March 1998. He has 40 years of experience in the mining industry. Mr. Kebble is currently the Chairman of RRL, JCI, and Western Areas. Effective June 30, 2002, Mr. Kebble resigned as Deputy Chairman of DRD. RRL is registered in Jersey, Channel Islands and listed on the London Stock Exchange and the other companies are public companies in South Africa. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. We have been informed that a further hearing will take place in June 2003.

         A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. The action is being defended.

         A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas , Mr.
R. Brett Kebble, Mr. Hendrik C. Buitendag and Mr. Roger A.R. Kebble on unspecified alleged charges of fraud. Details of the charges have not been provided. The proceedings arise out of the proposed restructuring of JCI Gold Limited, CAM, Free State Development and Investment Corporation Limited, Barnato Exploration Limited and ourselves, towards the end of 1999. The action is being defended.

         Public allegations have been made that while Mr. Kebble was chairman of DRD, the DRD board approved an invalid issue of no par value shares. At a shareholders' meeting of DRD held last year, the shareholders, by special resolution, resolved that the company would apply to the High Court of South Africa for validation of the share issue. DRD made this application and the High Court of South Africa validated the issuance. It has also been alleged that other companies of which Mr. Kebble is a director, not including us or RRL, may have benefited from these transactions. DRD has stated that it would consider legal action were there a reasonable prospect of success. No known formal proceedings have been instituted to date. Mr. Kebble and DRD have publicly reserved their rights on this matter.

         David Ashworth: CA (S.A.): Appointed as a director in January 2000. Mr. Ashworth retired as Financial Director of RRL in April 2001, but remains on that board as a non-executive director. He has 24 years of experience in the mining industry.

         Hendrik Christoffel Buitendag: B. Com, CA (S.A.): Appointed as a director in March 2000. Mr. Buitendag is also Financial Director of JCI. Mr. Buitendag has 29 years of experience in the accounting and mining industries.

         Grant Fischer: Appointed as a director in March 2000. Mr. Fischer is also Managing Director of Rand Leases Properties Limited. Mr. Fischer has 22 years of experience in the real estate industry.

         David John Haddon: LLB. Mr. Haddon has served as Secretary since March, 1995. He has 21 years of legal and administration experience. Mr. Haddon also serves as Secretary for RRL.

         Victor Matfield: M.Com, M.Phil., CA (S.A.): Appointed Financial Manager in October 2001. He has 11 years of accounting experience in the mining industry. Mr. Matfield also serves as Manager of Corporate Finance of RRL.

         There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which the director or executive officer was selected.

         B.       COMPENSATION

         During the year ended December 31, 2002, the aggregate cash compensation paid or payable to our directors and executive officers as a group, including all salaries, fees, commissions and bonuses was R3,105,000 ($298,000), all of which was paid to our directors. Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of non-executive directors. Our shareholders will be requested at the forthcoming annual general to approve the following fees:

          o    Non-executive directors to receive a fee of R7,500 per meeting;

          o    Members of the audit committee to receive R7,500 per meeting;

          o The chairman of the audit committee to receive R10,000 per meeting;

          o Members of the remuneration committee to receive R5,000 per meeting; and

          o The chairman of the remuneration committee to receive R6,000 per meeting.

         During the year ended December 31, 2002, we did not contribute to our defined retirement benefits programs for these directors and officers. The following table sets forth the aggregate compensation for each of the directors.



DIRECTORS                  BASIC SALARY/FEES                       BONUS                             TOTAL
----------------    ------------------------------    ------------------------------    ------------------------------
                     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                         2002             2001             2002             2001             2002             2001
                         RAND             RAND             RAND             RAND             RAND             RAND
                    -------------     ------------    -------------     ------------    -------------     ------------

Executive
R.A.R. Kebble .....    654,000          654,000        2,400,000          270,000         3,054,000          924,000
Non-Executive
D. Ashworth .......     16,000                -                -                -            16,000                -
H.C. Buitendag ....     17,000           20,500                -                -            17,000           20,500
G. Fischer ........     16,000           19,500                -                -            16,000           19,500
Total .............    703,000          694,000        2,400,000          270,000         3,105,000          964,000

         None of our directors, except Mr. R.A.R. Kebble, has a service contract. Mr. Kebble entered into a consultancy agreement to serve as the executive chairman effective March 6, 1998 at an annual salary of R600,000. Mr. Kebble has an indefinite term contract subject to 30 days' written notice and is entitled to a bonus dependent on the performance of our share price calculated on the basis of the closing price of our shares on the JSE on the last trading day of the period of 12 months in respect of which the bonus is calculated.

         C.       BOARD PRACTICES

BOARD OF DIRECTORS

         Our board of directors may consist of not less than four nor more than twenty directors, and as of the date hereof, consists of four directors, including our external (non-executive) directors. We are in the process of re-constituting our board to meet the applicable requirements of director independence.


DIRECTOR                         DATE OF APPOINTMENT       DATE OF EXPIRATION OF TERM     NUMBER OF YEARS SERVICE
--------                         -------------------       --------------------------     -----------------------
Executive
R.A.R. Kebble...............        March 5, 1998                August 8, 2003                     5
Non-Executive
D. Ashworth.................        January 5, 2000              August 8, 2004                     3
G. Fischer..................        January 5, 2000              August 2, 2004                     3
H.C. Buitendag..............        January 5, 2000              August 28, 2003                    3


         Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the South African Companies Act, 1991. Mr. Buitendag's position as a non-executive director will be the subject of an ordinary resolution at the annual general meeting to be held on August 28, 2003, as required by our Articles of Association.


COMMITTEES

         Our board has formed an audit committee and a remuneration committee.

         Audit Committee

         The internal and external auditors have unrestricted access to our audit committee, which ensures that its independence is in no way impaired. Meetings are held regularly and are attended by the external and internal auditors and appropriate members of executive management. Our audit committee operates in accordance with written terms of reference confirmed by the board. The members of the audit committee are Messrs. Buitendag (Chairman), Ashworth and Fischer.

         The terms of the audit committee's charter lists the audit committee's objectives as follows:

         The audit committee assists the board of directors in fulfilling its oversight responsibilities. The audit committee reviews the financial reporting process, the system of internal control and management of financial risks, the audit process, and our process for monitoring compliance with laws, regulations and governance and our own code of business conduct. In performing its duties, the committee maintains effective working relationships with the board of directors, management, and the internal and external auditors. To perform his role effectively, each committee member obtains an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

         Remuneration Committee

         The remuneration committee operates as a sub-committee to the board of directors. There have been no changes to the members of the committee during the fiscal period under review. The members of the remuneration committee are Messrs. Buitendag (Chairman), Ashworth and Fisher.

         The remuneration committee's primary role is to review, on behalf of the board, senior executive remuneration policy and the remuneration and other terms and conditions of employment of our executive director.

         D.       EMPLOYEES

         At the end of each of the past three years, the breakdown of employees, including our subsidiaries and RRL but excluding Morila SA, by main categories of activity was as follows:


                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
     CATEGORY OF ACTIVITY                        2000             2001             2002
--------------------------------------------  ------------     ------------     ------------
Mining and related engineering..............       70               10               10
Processing and related engineering..........      310               10               10
Management and technical....................       26               12               12
Exploration.................................      105               67               62
Administration (1) .........................      235               43               30

(1) includes environmental, finance, human resources, purchasing, stores, general administration and mine village services department.

         The decrease of employees from 2000 to 2002 resulted from the reduction of activities at Syama leading up to it being placed on care and maintenance in December 2001 and the introduction of a contract miner at Syama in the latter part of 2000 which resulted in the retrenchment of the mining and related staff.

         E.       SHARE OWNERSHIP

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of June 30, 2003, the date as of which the information below is provided, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold & Exploration Company Limited, P.O. Box 82291 Southdale, 2135, South Africa.


HOLDER                                                    SHARES BENEFICIALLY OWNED
------                                                  -----------------------------
                                                     NUMBER                     PERCENTAGE
                                                    --------                   -----------

R. A. R. Kebble (1).............................    1,458,266                      3.34
D. Ashworth.....................................            -                      -
H. C. Buitendag.................................        1,000                        *
G. Fischer......................................            -                      -
All directors and executive officers
(6 persons).....................................    1,537,032                      3.52


(1) Does not include any shares owned by JCI or Western Areas. Mr. Kebble is currently our chairman and the chairman of JCI and Western Areas, each of which is a public company in South Africa. Mr. Kebble owns approximately 15% of the outstanding shares of JCI. On May 30, 2003, Western Areas held 1,178,550 of our ordinary shares.

*        Indicates less than 1%.

         Our executive officers do not, either individually or in the aggregate, own more than 1% of the outstanding ordinary shares.

RANDGOLD (1993) SHARE OPTION SCHEME

         We operate a securities option plan, the Randgold (1993) Share Option Scheme, for our employees which has a total of 7,000,000 ordinary shares reserved for issuance thereunder. The exercise price of each option granted under the scheme is set at the closing market price of our ordinary shares on the JSE on the day before the date of grant. Each option remains in force for ten years after the date of grant, subject to the option scheme. Options granted under the scheme vest and become exercisable according to the following schedule: one-third of the options become exercisable two years from the original date of the option grant; a further third of the options become exercisable three years from the original date of the option grant; and the balance of the options become exercisable four years from the original date of the option grant.

         Options to purchase a total of 324,180 ordinary shares were outstanding on June 30, 2003, of which options to purchase 77,100 ordinary shares were held by our current directors and officers as a group. The outstanding options are exercisable at purchase prices which range from R6.05 to R35.25 per share and have expiration dates which range from September 28, 2003 to December 17, 2008. Options to purchase ordinary shares held by our directors and executive were as follows:


                                      NUMBER OF OPTIONS
                   -----------------------------------------------------
                                                                                         MARKET
                         AT           DURING THE PERIOD           AT        EXERCISE     PRICE AT      DATE FROM
                      DECEMBER     -----------------------     DECEMBER       PRICE      THE DATE        WHICH        EXPIRATION
     DIRECTORS        31, 2001      GRANTED      EXERCISED     31, 2002       RAND      OF EXERCISE   EXERCISABLE        DATE
   --------------   ------------   ---------     ---------    ----------   ----------  ------------   -----------     ----------
 Executive
-----------

 R.A.R.                  86,600            -             -       86,600        12.00         -              8/1/96       7/31/06
Kebble(1)

 Non-Executive
---------------

 D. Ashworth(2)          81,200            -             -       81,200        12.50         -             1/11/96       1/10/05

 H.C. Buitendag               -            -             -            -         -            -                   -             -
 G. Fischer                   -            -             -            -         -            -                   -             -
 D.J. Haddon             33,700            -             -       33,700        11.00         -              3/1/95       2/28/03

 V. Matfield             43,400            -             -       43,400        12.50         -             1/11/95       1/10/05


          1. In 1995, we undertook a capitalization award, whereby every shareholder was awarded 0.6667 new ordinary shares for every 100 ordinary shares held. Option holders, in terms of the Randgold
               (1993) Share Option Scheme, were entitled to be treated as shareholders for purposes of the award. Mr. Kebble is entitled to exercise options to purchase 1,666 ordinary shares awarded in terms of the provisions of the 1995 Capitalization Award. If unexercised, these options lapse on November 10, 2005. Mr. Kebble exercised a total 30,000 options on March 19, 2003 and the remaining 58,266 on May 19, 2003. All 88,266 options exercised were held beneficially for Mr. Kebble's own account.

          2. Mr. Ashworth sold 56,200 shares on March 10, 2003 and 25,000 shares on March 18, 2003. Mr. Ashworth exercised options and purchased 1,666 ordinary shares which were granted to him under the 1995 Capitalization Award.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A. MAJOR SHAREHOLDERS

         As of December 31, 2002, our issued share capital consisted of 43,696,228 ordinary shares with a par value of R0.01 per share. To our knowledge we are not, directly or indirectly owned or controlled by another corporation, any foreign government or other person. As of May 31, 2003, the following shareholders held 5% or more of our issued share capital:


                                                              NUMBER OF ORDINARY
        HOLDER                                                       SHARES             % OF CLASS
        ------                                                ------------------        ----------

        JCI Limited(1,2).................................           9,820,216              22.28

        Bank of New York - ADRs..........................          14,855,867              33.71


1. Includes 698,216 shares held by Consolidated Mining Corporation Limited, a wholly-owned subsidiary of JCI.

2. Last year, JCI entered into a business combination with CAM. Therefore, the ordinary shares listed in the table above as being held by JCI include those held by CAM.

         As of May 31, 2003, there were 29 record holders of our ordinary shares in the United States, holding an aggregate of sixteen million nine hundred and thirty-six thousand two hundred and fifty-three (16,936,253) ordinary shares or
38.43 %.

         As of May 31, 2003, there were 22 record holders of our ADRs in the United States, holding an aggregate of 5,440,715 ADRs or 37.04%.


         B.       RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTION

         Mr. Kebble, our chairman is also the chairman of JCI and of Western Areas. Mr. Buitendag is also a director of JCI.

         At December 31, 2002 we had related party accounts payable of $4.7 million outstanding. This related to a loan from Consolidated Mining Management Services Limited, or CMMS, an indirect subsidiary of JCI, of $3.7 million and restructuring cost incurred on our behalf by Western Areas of $1.0 million. The loans from Consolidated Mining Management Services Limited and Western Areas are unsecured and bear interest at the prime overdraft rate quoted by the Standard Bank of South Africa Limited which equated to 17% per annum at December 31, 2002. The full outstanding amount on the loan from CMMS was repaid during June 2003.

         On July 1, 2003 we entered into a loan agreement with JCI whereby we will loan R30 million to JCI. The loan took effect on July 1, 2003 for a period of six months and bears interest at a rate of one percent above the call rate that the Standard Bank of South Africa offers its corporate clients, which currently stands at 10.5%. As collateral for this loan, JCI has pledged Western Areas ordinary shares equal in value to R45 million.

SERVICES AGREEMENT

         Effective on October 1, 1997, we entered into a service agreement with RRL. Under the terms of the service agreement, we provide office accommodations, payroll administration and other services for RRL's staff in South Africa. This agreement was amended on April 1, 1999. On February 2, 2003, we entered into a new services agreement with RRL. Under the new agreement, the fees payable to us by RRL are as follows:

     o    The salaries for our employees will be charged to RRL at cost plus 5%;

     o    Office rental of $5,890 per month; and

     o All other expenses incurred on behalf of RRL will be charged to RRL at cost.

         None of our directors, officers, controlling security holders or their relatives have any material interest, direct or indirect, in any transaction from the beginning of the last fiscal year up to June 30, 2003 or in any proposed transaction which has affected or will materially affect us, our investment interest or subsidiaries.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8   FINANCIAL INFORMATION

         See Item 18.

ITEM 9   THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         The following table sets forth, for the periods indicated, the high and low sales of our ordinary shares as reported on the JSE and for our ADRs as reported by The Nasdaq Stock Market, Inc.


FINANCIAL PERIOD ENDED                              PRICE PER ORDINARY SHARE                  PRICE PER ADR
----------------------                              -------------------------            -----------------------
                                                      HIGH              LOW              HIGH              LOW
                                                     (RAND)           (RAND)             ($)               ($)
                                                    --------          -------            -----             -----
December 31, 2002.........................            25.40             11.15             8.66              2.85
December 31, 2001.........................            10.70              4.30             3.80              1.69
December 31, 2000.........................             9.00              4.70             4.06              2.31
December 31, 1999.........................             7.40              6.02             4.68              2.62
March 31, 1999............................            22.75              2.50             4.56              0.75



CALENDAR PERIOD                                      PRICE PER ORDINARY SHARE                 PRICE PER ADR
---------------                                     --------------------------           -----------------------
                                                       HIGH              LOW              HIGH              LOW
                                                      (RAND)           (RAND)             ($)               ($)
                                                    ---------         --------           ------            -----
2003
         Second Quarter ....................          38.80             24.50            14.45             10.00
         First Quarter......................          38.90             22.35            13.55              8.51
2002
         Fourth Quarter ....................          24.60             14.20             8.66              4.03
         Third Quarter......................          20.00             13.30             5.75              3.50
         Second Quarter ....................          25.40             12.50             7.38              3.50
         First Quarter......................          15.55             10.70             4.20              2.85
2001
         Fourth Quarter.....................          10.70              7.50             2.95              2.40
         Third Quarter......................           9.75              7.50             3.65              2.74
         Second Quarter.....................          10.00              6.10             3.80              2.12
         First Quarter......................           7.00              4.30             2.93              1.71


CALENDAR MONTH                                      PRICE PER ORDINARY SHARE                 PRICE PER ADR
--------------                                     --------------------------          -------------------------
                                                      HIGH              LOW              HIGH              LOW
                                                     (RAND)           (RAND)             ($)               ($)
                                                   ---------         --------          --------          -------
2003
         June...............................          35.45             30.10            13.50             12.03
         May................................          37.50             27.00            14.45             11.44
         April..............................          30.50             25.00            11.97             10.00
         March..............................          29.10             22.35            11.07              8.51
         February...........................          38.01             29.50            13.50             10.80
         January ...........................          38.90             23.50            13.55              9.10



         B.       PLAN OF DISTRIBUTION

         Not applicable

         C.       MARKETS

         Our ordinary shares are listed on the JSE, which currently constitutes the principal non-United States trading market for those shares, under the symbol RNG. Since March 1997, our American Depositary Shares have traded in the United States on Nasdaq under the trading symbol RANGY in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents three of the Company's ordinary shares.

         D.       SELLING SHAREHOLDERS

         Not applicable

         E.       DILUTION

         Not applicable

         F.       EXPENSES OF THE ISSUE

         Not applicable

ITEM 10  ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         (1) We are registered under the South African Companies Act under registration number 1992/005642/06. Our authorized share capital is R750,000, divided into 75,000,000 of R0.01 each, of which 44,766,957 were issued as of June 30, 2003 and 30,233,043 were available for issue. None of our shares have any redemption rights.

         Our purpose and objective is to explore mineral rights, establish and own mining enterprises and to provide administrative and technical services to mining enterprises generally.

         (2) Provisions of the Articles of Association pertaining to directors.

                  (a) A director shall not vote in respect of any contract or arrangement in which he is interested. This article has been relaxed to the extent that any director who participates in the Randgold (1993) Share Option Scheme or the Randgold (1993) Share Purchase Scheme is entitled to vote on any resolution relating to either scheme except that he may not vote or be counted in a quorum for a resolution concerning his participation therein. The board may, at its discretion, choose to suspend this provision.

                  (b) Directors are entitled to such compensation as may be determined from time to time in a general meeting or by a quorum of disinterested directors.

                  (c) Subject to certain restrictions, the directors may from time to time at their discretion raise or borrow or secure the payment of any sum or sums of money for our purposes as they see fit, and in particular may pass mortgage bond or issue debentures or debenture stock whether unsecured or secured by all or any part of our property, whether present or future.

                  (d) There is no age limit for directors.

                  (e) Directors are not required to hold any shares to qualify them for appointment as directors.

                  (f) Each director is entitled to one vote.

         (3) Rights attaching to Shares.

                  (a) At a general meeting or the directors may from time to time declare a dividend to be paid to shareholders in proportion to the number of shares held. All unclaimed dividends may be invested or otherwise made use of by the directors for our benefit until claimed. Any dividend remaining unclaimed for a period of twelve (12) years from the date of declaration thereof may be declared by the directors to be forfeited to us.

                  (b) Subject to any special terms as to voting granted to any shares, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which that shareholder is a holder. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

                  (c) Furthermore, Article 65(b) of our Articles of
Association provides that the vote of a minor, a woman who is married and subject to certain marital restrictions, or a shareholder for whom a court appointed administrator has been appointed, shall not be accepted unless the guardian of the minor, the husband or the court appointed administrator shall have within forty-eight hours prior to the meeting, satisfied the directors that such person is authorized to vote the shares on behalf of the shareholder.

                  (d) The directors are not elected to staggered terms.

                  (e) Our Articles of Association do not provide for any profit sharing by shareholders.

                  (f) The assets remaining after payment of all our debts and liabilities, including the costs of liquidation, shall be applied to repay to our shareholders the amount paid up on our issued capital. Thereafter the balance shall be distributed to the members in proportion to their respective shareholdings; provided that this right shall be subject to the rights of the holders of any shares issued upon special conditions.

                  (g) Subject to the provisions of the South African
Companies Act and to such authorities, consents and requirements as may from time to time be stipulated by applicable law, the listing requirements of the JSE and any other stock exchange upon which our shares are quoted or listed, we may from time to time reduce our issued capital, share premium account, stated capital and/or capital redemption reserve fund by ordinary resolution.

                  (h) There is no provision for a sinking fund in our Articles of Association.

                  (i) There are no provisions relating to the liability of our shareholders for further capital calls.

                  (j) There are no provisions of the Articles of Association discriminating against existing or prospective holders of any securities as a result of such shareholders owning a substantial number of shares.

         (4) Variation of Rights.

                  (a) We may vary the rights of shareholders by way of a special resolution approved in a general meeting. According to the South African Companies Act, for a special resolution to be passed, we must first give not less than twenty-one (21) calendar days notice of our intention to propose a special resolution, and a quorum of not less than one-fourth of the total votes of all shareholders entitled to vote must be present in person or proxy. The special resolution will pass if not less than three-fourths of the total votes, present and voting, vote in favor thereof.

         (5) General Meeting.

                  (a) The directors may at any time convene general meetings and shall do so when called upon by at least 100 of our shareholders holding no less than an aggregate of one-twentieth of our capital stock.

                  (b) Annual general meetings and meetings at which special resolutions will be considered require at least twenty-one (21) calendar days notice. Other general meetings require not less than fourteen (14) days calendar notice.

                  (c) Subject to any special provisions governing preference shares, every shareholder or representative shall have one vote for every share held. A shareholder may appoint a proxy to represent or vote on his behalf. There are no provisions which limit admission of shareholders to any general meetings.

         (6) Limitations of Rights of Ownership.

                  (a) Our Articles of Association contain no exclusion or limitation in respect of non-resident or foreign shareholders. The only limitation on ownership recognized is where the owner of the shares is subject to a legal incapacity. In such circumstances we would register the name of such person who submits proof of his appointment as executor, trustee, curator or guardian.

         (7) Mergers and Acquisitions.

         There are no provisions in our Articles of Association which have an effect of delaying, deferring or preventing a change of control.

         (8) Ownership Disclosure.

         There are no provisions in the Articles of Association requiring disclosure above any threshold level.

         C.       MATERIAL CONTRACTS

         A brief summary of material contracts entered into by us, other than in the ordinary course of business, during the last two years follows:

1. Supplemental Agreement relating to loan for project finance for Morila project, dated June 15, 2001, between Morila SA, RRL, us, Morila Limited, various banks and other financial institutions and NM Rothschild & Sons Limited.

                  This agreement amends and restates the original loan agreement, dated December 21, 1999, providing project finance for Morila project. This agreement reflects changes in guarantors and the occurrence of certain economic and mechanical milestones. This agreement also amends other related loan documents.

2. Deed of Amendment between Morila SA and NM Rothschild & Sons Limited, dated June 22, 2001.

                  This agreement amends the definitions of Assigned Agreements and Liabilities contained in the Debenture entered into between Morila SA and NM Rothschild as part of the Morila Loan transaction to reflect developments occurring after the Morila Loan took place.

3. Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and RRL.

                  RRL purchased 29% of Societe des Mines de Loulo SA from Normandy LaSource SAS. RRL now holds 80% of the Loulo project and the government of Mali holds 20%. The purchase price was $2 million.

4. Letter Agreement, dated September 17, 2001, between Morila SA, RRL, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Societe Generale.

                  This letter agreement pertains to the Loan Agreement, dated December 21, 1999 (as amended and restated), and amends certain terms as is necessary due to the transfer by RRL of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.

5. Deed of Release, dated September 25, 2001, between RRL and NM Rothschild & Sons Limited.

                  This agreement releases the shares of Morila Limited held by RRL which were collateral for the Morila Loan.

6. Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).

                  This agreement reflects the security interest that Mining Investments (Jersey) Limited granted to NM Rothschild with regard to the Loan Agreement dated December 21, 1999 (as amended and restated) which provides for the Morila Loan.

7. Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/RRL Security Agreement).

                  This agreement reflects the security interest that Mining Investments (Jersey) Limited granted to NM Rothschild with regard to the Loan Agreement dated September 17, 2001 which provides for the RRL Loan.

8. Joint Venture Agreement between Randgold & Exploration Company Limited and Eurasia Mining plc, dated October 18, 2002.

                  This agreement gives Eurasia Mining plc the right to prospect for platinum group metals on the Doornbosch farm in the eastern limb of the Bushveld complex in Mpumalanga, South Africa. The agreement gives Eurasia the opportunity to earn up to 75% in the project through conducting exploration up to the bankable feasibility study stage and the payment of a total of US$ 810,000 and R412,500. The durations of the agreement is 18 months commencing from the date a prospecting permit is issued.

9. Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

                  Under this agreement, we will provide RRL with certain identified services provided or sourced from South Africa at cost plus a mark up. The agreement is subject to 6 months notice by either party.

10. Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation D'Energie De Syama S.A., Societe Des Mines De Syama S.A., Randgold Resources Limited and Randgold & Exploration Company Limited, dated December 16, 2002.

                  We entered into this settlement agreement with RRL, Somisy, Rolls-Royce, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and RRL agreed to pay SYPPS a total amount of $5.3 million in three installments. As of December 31, 2002, a total liability of $2.7 million remained outstanding. This amount is to be paid in two equal payments on the first and second anniversary of the date of the agreement. The outstanding amount bears interest at LIBOR plus 2% as determined by the terms of the agreement. The equipment has been returned to Rolls-Royce. Also under this agreement, RRL will allow Rolls-Royce to bid on providing power to future projects at Loulo and Tongon.

         D.       EXCHANGE CONTROLS

INTRODUCTION

         The following is a general outline of South African exchange controls. We encourage investors to consult a professional advisor as to the exchange control implications of their particular investments.

         Although the exchange rate of the South African Rand is primarily market determined, its value at any moment cannot be considered a true reflection of the underlying value of the Rand while exchange controls exist. The South African government has stated repeatedly that it is committed to phasing out controls in a prudent manner. In line with this commitment, the financial rand was abolished in 1995, and subsequently there has been a practice of leniency in applying certain capital ratios.

         In view of the many inherent disadvantages of exchange controls, such as the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the large administrative costs, the South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances are favorable. The gradual approach to the abolition of exchange controls adopted by the South African government is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period.

         The comments below relate to exchange controls in force at June 30, 2003. These controls are subject to change at any time without notice.

GOVERNMENT REGULATORY CONSIDERATIONS

         Generally, the making of loans to us or our subsidiaries and associated companies, our ability and the ability of our subsidiaries and associated companies to borrow from South African sources and the repatriation of dividends, interest and royalties by us is regulated by the Exchange Control Department of the SARB.

         A foreign investor may invest freely in the securities of a South African company, whether listed on the JSE or not. The foreign investor may also sell his equity investment in a South African company at a market price and transfer the proceeds out of South Africa without restriction.

         If a foreign investor wishes to lend capital to a South African company, the parties must obtain the prior approval of the SARB mainly in respect of the interest rate and terms of repayment applicable to such loan.

         Where 75% or more of a South African company's capital, voting power or earnings is directly or indirectly controlled by non-residents, such a company is designated an "affected person" by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not and have not been designated an "affected person" by the SARB.

DIVIDENDS

         Dividends are freely transferable out of South Africa from both trading and non-trading profits earned in South Africa through a South African bank which has been appointed as an authorized dealer in foreign exchange. An audit certificate must be presented to the South African bank, confirming that the payment is a dividend. "Affected persons" must apply for SARB approval for the remittance of dividends offshore if such companies have made local borrowings in excess of the limit allowed.

         As a general matter, an "affected person" that has accumulated historical losses may not declare dividends out of current profits without first making good past losses. Moreover, in situations where a South African company has a calculated tax loss without a concomitant accounting loss, the SARB requires that a notional tax charge be deducted from current profits before the profit available for distribution to shareholders is determined.

INTEREST

         Interest on foreign loans is freely remittable abroad, provided the loans received prior SARB approval.

VOTING RIGHTS

         There are no limitations imposed by South African law or by our Articles of Association on the right of non-South African shareholders to hold or vote our ordinary shares.

         E.       TAXATION

         The comments below relate to tax laws and regulations in force at June 15, 2003 and outline the material tax consequences to U.S. Shareholders (as defined below) of ours under South African, Malian and United States laws and regulations. These laws are subject to change at any time. We encourage investors to consult a professional advisor as to the tax implications of their particular investments.

         It has been assumed that the U.S. Shareholders only own our shares of the Company. Therefore, the only income items that will be received by the U.S. Shareholders are dividends and proceeds on the sale of shares.

         Additionally, it has been assumed that the U.S. Shareholders are not resident in South Africa for tax purposes.

SOUTH AFRICA

WITHHOLDING TAXES

         There are no South African withholding taxes on dividend payments made to a U.S. shareholder.

         There is a double taxation treaty between South Africa and the U.S. However, in view of the absence of any withholding taxes on dividends under South African domestic law, the treaty has no effect in this area.

INCOME TAXES RELATING TO SHAREHOLDERS

         Normal tax, or income tax, in South Africa is levied on a residence basis. Thus, any person who is a resident will be subject to South African tax on his or her world-wide income. Non-residents are subject to tax on their South African sourced income.

         Dividends received by residents and non-residents from South African resident companies are exempt from tax while foreign dividends received by a resident are taxable.

         With effect from October 1, 2001, capital gains are included in the taxable income of residents. Non-residents are only subject to capital gains tax in respect of capital gains realized on the disposal of an interest in immovable property situated in South Africa. As the inclusion rate for capital gains is 25% in the case of natural taxpayers, the maximum effective capital gains tax rate in respect of natural persons is 10%. Capital gains on the realization of a shareholding by a U.S. (non-resident) shareholder should prima facie be excluded from South African capital gains tax provided those shares do not relate to an interest in immovable property situated in South Africa. If, however, the South African tax authorities look at the intention behind the ownership of the equity interest and determine that the disposal results in a revenue profit, that profit may be subject to income tax if the profit is from a source within South Africa.

INCOME TAXES RELATING TO US

         SOUTH AFRICA: INCOME TAX

         Income tax is levied in South Africa on income that is classified as being of a revenue nature at the corporate tax rate of 30%. As noted above, with effect from October 1, 2001, capital gains are also included in the taxable income of resident companies. Non-resident companies are only subject to capital gains tax in respect of capital gains realized on the disposal of an interest in immovable property situated in South Africa. As the inclusion rate for capital gains is 50% for companies, the effective capital gains tax rate in respect of companies is 15%.

         SECONDARY TAX ON COMPANIES

         The discussion below on the secondary tax on companies, or STC, provides a description of how STC payable by us is determined. As neither we nor our South African operating subsidiaries have made any dividend payments during the last four fiscal periods, we do not expect to be liable for STC in South Africa.

         South African resident companies are currently liable to pay STC at a rate of 12.5% of the net amount of a dividend declared during any dividend cycle. The STC is levied on the company and does not constitute a withholding tax on dividends declared. The net amount of a dividend declared is the excess of the dividend declared by a company over the amount of dividends accruing to the company during a dividend cycle. A dividend cycle runs from date of declaration of a dividend to the date of declaration of the next dividend. Thus, STC will therefore only indirectly affect the U.S. Shareholders, as it will be incurred and paid by the relevant South African company declaring a dividend.

MARKETABLE SECURITIES TAX AND STAMP DUTY

         Listed securities (shares and other marketable securities) purchased and sold through a stockbroker are subject to marketable securities tax at a rate of 0.25% of the consideration paid. Where the marketable securities tax is not payable, stamp duty is payable on the registration of transfer or acquisition of shares and other marketable securities at a rate of 0.25% of the consideration or market value for the transfer (whichever is higher).

MALI

WITHHOLDING TAXES

         The Syama and Morila Conventions which establish the economic and financial regimes applicable to Syama and the Morila mine, respectively, provide for the free conversion and transfer of net profits distributable to non-Malian shareholders and loan repayments, provided that all taxes have been paid.

INCOME TAXES RELATING TO US

         MALIAN INCOME TAX

         Income tax is levied in Mali on net mining profits, as calculated under the Malian Tax Code. Net mining profits are determined after deducting all operating costs, depreciation and financing charges (up to 70:30 debt to equity ratio). Net mining profits are subject to corporate tax at a rate of 35%. There is also a minimum tax of 0.75% of gross sales with the greater of the corporate tax or the minimum tax being paid.

         ROYALTIES

         The Syama and Morila Conventions provide for the payment of a customs service tax of 3%, and an ad valorem tax of 3% based on the export value of gold production.

UNITED STATES

         The following summary describes certain material U.S. Federal income tax consequences to U.S. Shareholders arising from the purchase, ownership and disposition of American Depositary Shares or ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status or any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

         This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders in light of their particular circumstances, or to U.S. Shareholders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Shareholders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving American Depositary Shares or ordinary shares or substantially identical property with other investments, U.S. Shareholders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations, U.S. shareholders liable for the alternative minimum tax or U.S. shareholders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own American Depositary Shares or ordinary shares through a partnership or other pass-through entity, and deals only with American Depositary Shares or ordinary shares held as "capital assets" as defined in Section 1221 of the Code.

         This discussion is addressed only to "U.S. Shareholders", which we sometimes refer to as "you". A U.S. Shareholder is a holder of American Depositary Shares or ordinary shares that is a U.S. citizen, an individual resident in the United States for U.S. Federal income tax purposes, a domestic corporation, an estate, the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source, or a trust if either (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Shareholder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

         U.S. SHAREHOLDERS OF AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

ADSS

         In general, for U.S. Federal income tax purposes, U.S. Shareholders of ADSs will be treated as the beneficial owners of the ordinary shares underlying those ADSs.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

         We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended 2002, and anticipate that we will be classified as a PFIC for the 2003 taxable year.

         U.S. Shareholders who owned our shares in 2002 will be subject to reporting requirements for 2002 and succeeding years, even if in subsequent years we are no longer a PFIC. U.S. Shareholders may also be subject to increased U.S. tax liabilities if we are a PFIC, even if in subsequent years we are no longer a PFIC, although shareholder elections may apply in certain circumstances as described below. The same reporting obligations and tax consequences will apply to U.S. Shareholders who acquire shares during the 2003 taxable year if our expectation that we will be a PFIC for the 2003 taxable year is accurate.

         We encourage U.S. Shareholders to consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.

         We will be a PFIC in any taxable year if 75% or more of our gross income in the taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC in any taxable year if at least 50% of our assets in the taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, for any year during a U.S. Shareholder's holding period, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were a PFIC, and a U.S. Shareholder did not make an election to treat us as a "qualified electing fund" or elect to mark-to-market our ADSs or ordinary shares (each as described below):

          o Excess distributions by us to a U.S. Shareholder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Shareholder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Shareholder from us in the shorter of either the three previous years or such U.S. Shareholder's holding period for American Depositary Shares or ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Shareholder has held our stock. A U.S. Shareholder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Shareholder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

          o The entire amount of gain that is realized by a U.S. Shareholder upon the sale or other disposition of American Depositary Shares or ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

          o The tax basis in shares of our stock that were acquired from a decedent who was a U.S. Shareholder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

         Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during a U.S. Shareholder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Shareholder may avoid PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in the American Depository Shares or ordinary shares through the close of the tax year in which we cease to be a PFIC.

         A U.S. Shareholder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS for each tax year in which he, she or it holds stock in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

         For any tax year in which we are determined to be a PFIC, a U.S. Shareholder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. Shareholder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Shareholder. Any gain subsequently recognized upon the sale by such U.S. Shareholder of his, her or its ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

         A U.S. Shareholder may make a QEF Election with respect to a PFIC for any taxable year of the U.S. Shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the U.S. Shareholder. Procedures exist for both retroactive elections and the filing of protective statements. An additional election is available to defer the payment of taxes that may result from a QEF Election, although interest must be paid on any deferred taxes. A U.S. Shareholder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Shareholder's income tax return for the first taxable year to which the election will apply. A U.S. Shareholder must make a QEF Election by completing Form 8621 and attaching it to his U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We intend to provide to each U.S. Shareholder, upon request, the tax information required to make a QEF Election and to make subsequent annual filings.

         In the alternative, the U.S. Shareholder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Shareholder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Shareholder under the election for prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a U.S. Shareholder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such ADSs or ordinary shares in the hands of a U.S. Shareholder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares. Once made, such election generally continues unless revoked with the consent of the IRS.

         U.S. Shareholders are encouraged to consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. Shareholder.

TAXATION OF DIVIDENDS

         The gross amount of any distributions received (other than in liquidation or in redemption of stock that are treated as exchanges) with respect to American Depositary Shares or ordinary shares (before reduction for South African income tax, if any, withheld from such distributions) will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Subject to the discussion above under the heading "Passive Foreign Investment Company Status", distributions in excess of our earnings and profits generally would be treated as a non-taxable return of capital to the extent of your tax basis in the American Depositary Shares or ordinary shares, and any amount in excess of your tax basis generally would be treated as gain from the sale of American Depositary Shares or ordinary shares. See "--Disposition of American

Depositary Shares or Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

         Dividends that we pay in Rand, including the amount of any South African taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the "spot rate" on the day such dividends are received or deemed received, regardless of whether the payments are in fact converted into U.S. dollars. A U.S. Shareholder who receives payment in Rand and converts Rand into Dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Shareholders are encouraged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Rand. For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the U.S. Internal Revenue Service (the "IRS") has the authority to determine the spot rate.

         Under the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum U.S. Federal income tax rate on certain dividends paid to individuals through 2008 is reduced to 15%. However, this reduced rate generally would not apply to dividends paid by us as a result of out status as a passive foreign investment company in the year the dividends are paid or in the prior year. See discussion under the heading "Passive Foreign Investment Company Status." U.S. Shareholders are urged to consult their own tax advisors regarding the U.S. Federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and American Depositary Shares.

         Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or American Depositary Shares, as applicable, generally will be "U.S. passive income" or, in the case of certain types of U.S. Shareholders, "financial services income" and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that you may have from foreign source income not qualifying as passive income or financial service income, respectively. In addition, dividend income derived with respect to our ordinary shares or American Depositary Shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation of the deduction of investment interest expense.

         As discussed under "Taxation - South Africa" above, South Africa currently does not impose any withholding tax on distributions with respect to our ordinary shares or American Depositary Shares. Should South Africa decide in the future to impose a withholding tax on such distributions, the tax treaty between the United States and South Aftrica would limit the rate of this tax to 5 percent of the gross amount of the distributions if a U.S. Shareholder holds directly at least 10 percent or our voting stock and to 15 percent of the gross amount of the distributions in all other cases. In addition, if South Africa decided in the future to impose a withholding tax on distributions with respect to the ordinary shares or American Depositary Shares, a determination would need to be made at such time as to whether any South African income taxes withheld would be treated as foreign income taxes eligible for credit against a U.S. Shareholder's U.S. Federal income tax liability, subject to limitations and conditions generally applicable under the Code. Any such taxes may be eligible at the election of a U.S. Shareholder for deduction in computing such U.S. Shareholder's taxable income. The calculation of foreign tax credits and, in the case of a U.S. Shareholder that elects to deduct foreign taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. Shareholder's particular circumstances. U.S. Shareholders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of South African income taxes, if any, withheld.

DISPOSITIONS OF AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES

         If you sell or otherwise dispose in a taxable transaction American Depositary Shares or ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and your adjusted tax basis in American Depositary Shares or ordinary shares. Subject to the discussion above under the heading "Passive Foreign

Investment Company Status," such gain or loss generally would be capital gain or loss and generally would be long-term capital gain or loss if you have held the American Depositary Shares or ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other taxable disposition of American Depositary Shares or ordinary shares will be U.S. source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

         In the case of a cash basis U.S. Shareholder who receives Rand in connection with the sale or taxable disposition of American Depositary Shares or ordinary shares, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. Shareholder who receives payment in Rand and converts Rand into U.S. Dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

         An accrual basis U.S. Shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or taxable disposition of American Depositary Shares or ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Shareholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Shareholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. Dollar value of the currency received prevailing on the date of sale or other taxable disposition and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Shareholder on the sale or taxable disposition of such American Depositary Shares or ordinary shares.

         You may incur South African stamp duty or marketable securities tax in connection with a subsequent registration of transfer of ordinary shares. See "--South Africa--Marketable Securities Tax and Stamp Duty on the Shares". In such case, stamp duty or marketable securities tax, as applicable, will not be a creditable tax for U.S. foreign tax credit purposes, but will be deductible. In the case of an individual U.S. shareholder, such deduction will be subject to specified limits on the deductibility of investment expenses.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments in respect of American Depositary Shares or ordinary shares that are made in the United States or by a U.S. related financial intermediary may be subject to information reporting to the IRS and to U.S. backup withholding tax at rates equal to 28% through 2010 and 31% after 2010. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Shareholder's U.S. tax liability, and a U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         Any U.S. Shareholder who holds 10% or more in vote or value of our American Depositary Shares or ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. GIFT AND ESTATE TAX

         An individual U.S. Shareholder of American Depositary Shares or ordinary shares will be subject to U.S. gift and estate taxes with respect to American Depositary Shares or ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

         F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         G.       STATEMENT BY EXPERTS

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

         You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold & Exploration Company Limited, P.O. Box 82291, Southdale, 2135, South Africa, Attn: D. J. Haddon, telephone: 011+27-11-309-6000. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 5 Press Avenue, Selby, Johannesburg, South Africa.

         A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at Randgold & Exploration Company Limited, 5 Press Avenue, Selby, Johannesburg, South Africa, Attn: D. J. Haddon, telephone: 011+27-11-309-6000.

         I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

HEDGE POLICY

         All of our hedging activities are undertaken by our associated company RRL, which until June 30, 2002 was accounted for as a subsidiary.

         Although, in general, it is not RRL's policy to hedge its gold sales, RRL believes it is prudent to hedge during times of capital expansion and when it is required to do so under debt financing arrangements. The market price of gold has a significant effect on our and RRL's results of operations, our and RRL's ability to pay dividends and undertake capital expenditures, and the market price of our and RRL's ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

         RRL uses hedging instruments to protect the selling price of some of its anticipated gold production. These hedging instruments are required by the terms of the Morila loan with a consortium of financial lenders led by NM Rothschild. The intended effect of the hedging transactions is to lock in a minimum sale price for future gold production at the time of the transactions, and reduce the impact on RRL of a future fall in gold prices.

         Morila SA's hedging is administered by AngloGold's treasury department which acts upon the recommendations of a joint financial committee within the guidelines set by a policy agreed between the partners and approved by the board.

         All of Morila's derivative transactions must be in compliance with the terms and conditions of the Morila Loan Agreement. That agreement places the following limits on Morila's production:

          o forward sales and call options sold are limited to 60% of Morila's forecasted production in a given year; and

          o put options may be purchased up to 100% of Morila's forecasted production in a given year.

         The above limits apply to a maximum of the planned production of Morila until expiration of the Morila Loan Agreement.

         The current position is that approximately 17% of Morila's planned production is sold forward at $275 per ounce for the years 2003 to 2004. RRL also bought calls amounting to approximately 6% of Morila's production at prices from $350 per ounce to $360 per ounce to allow further participation in any significant upside in the gold price.

         During the year ended December 31, 2001, we and RRL adopted Statement of Financial Accounting Standard 133 ("FAS 133"): Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal sales exemption. On the date a derivative contract is entered into, we designate the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Some derivative transactions, while providing effective economic hedges under our risk management policies, do not qualify for hedge accounting.

         We formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. We formally assess, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of FAS 133 at January 1, 2001, certain of our derivatives qualified for cash flow hedge accounting resulting in a net of tax, cumulative effect of change in accounting principle adjustment of $1.5 million, net of minority shareholders interest, recorded in other comprehensive income. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

FOREIGN CURRENCY SENSITIVITY

         In the normal course of business, we enter into transactions denominated in foreign currencies (primarily U.S. dollar). In addition, we have investments in a number of different currencies (primarily U.S. dollar). As a result, we are subject to transaction and transaction exposure from fluctuations in foreign currency exchange rates. As a result of the South African rand having depreciated against the U.S. dollar since the dates of our initial investments, unrealized exchange profits have been achieved on the net investments held in U.S. dollar. We do not currently hedge our exposure to foreign currency exchange rates.

COMMODITY PRICE SENSITIVITY

         GENERAL

         Our exposure to commodity price sensitivity is through its associate RRL.

         The market price of gold has a significant effect on our and RRL's results of operations, our and RRL's ability to pay dividends and undertake capital expenditures and the market prices of our and RRL's ordinary shares.

         Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is not possible for us to predict.

         Details of financial instruments as at December 31, 2002 held by RRL are as follows:

                                           HEDGING INSTRUMENTS                          UNMATCHED INSTRUMENTS
                               ------------------------------------------     -----------------------------------------
                                 PUTS PURCHASED          FORWARD SALES          CALLS PURCHASED          CALLS SOLD
                               ------------------      ------------------     ------------------     ------------------
                                           $ PER                  $ PER                  $ PER                   $ PER
MATURITY DATES                  OUNCE      OUNCE       OUNCE      OUNCE        OUNCE     OUNCE        OUNCE      OUNCE
---------------------------    -------    -------      -----     --------     -------   --------     -------    -------
Morila
(attributable portion)
December 31, 2003..........       -           -        60,581       275       21,446       350          -           -
December 31, 2004..........       -           -        51,941       275       18,384       360          -           -


         Details of financial instruments as at December 31, 2001 held by RRL were as follows:

                                           HEDGING INSTRUMENTS                          UNMATCHED INSTRUMENTS
                                ----------------------------------------      -----------------------------------------
                                  PUTS PURCHASED         FORWARD SALES          CALLS PURCHASED          CALLS SOLD
                                -----------------     ------------------      ------------------      -----------------
                                            $ PER                  $ PER                  $ PER                   $ PER
MATURITY DATES                   OUNCE      OUNCE      OUNCE       OUNCE       OUNCE      OUNCE       OUNCE       OUNCE
---------------------------     -------    ------     -------      -----      -------    -------      -----       -----
Morila
(attributable portion)
December 31, 2002..........     24,000        275      67,296        275       23,832       340       24,000        310
December 31, 2003..........          -          -      60,581        275       21,446       350            -          -
December 31, 2004..........          -          -      51,941        275       18,384       360            -          -
SYAMA
December 31, 2004..........          -          -           -          -            -         -      148,500        353


         The following tables describe RRL's commodity contracts as at December 31, 2002, by type of contract:

         (a) Contracts where exposure to downward and upward movements in the gold price is eliminated:


                                                                                              FAIR VALUE
                                          YEAR ENDED DECEMBER 31,                             DECEMBER 31,
                                   -------------------------------------                          2002
CONTRACT TYPE                        2003           2004          2005          TOTAL         ($ MILLIONS)
---------------------------        -------        --------       -------       -------        ------------
$ Forward sales
Ounces.....................         60,581         51,941             -        112,522
$ per ounce................            275            275             -            275
Total hedged position
  (ounces).................         60,531         51,941             -        112,522             (8.3)

         (b) Contracts where exposure to downward movement in the gold price is eliminated but upward participation in gold price movement remains:

                                                                                              FAIR VALUE
                                          YEAR ENDED DECEMBER 31,                             DECEMBER 31,
                                    -----------------------------------                           2002
CONTRACT TYPE                        2003           2004          2005          TOTAL         ($ MILLIONS)
---------------------------         ------        --------       ------        -------        ------------
$ calls purchased
Ounces.....................         21,446         18,384                       39,830
$ per ounce................            350            360                          355              0.8


         The following table sets forth a sensitivity analysis of the mark-to-market valuations of RRL's hedges as at December 31, 2002:


            SENSITIVITY TO CHANGE IN GOLD PRICE AT DECEMBER 31, 2002
            --------------------------------------------------------

Change in $ gold
spot price.................         $30            $20            $10          ($10)          ($20)          ($30)
Mark-to-market ($ millions)          (6.7)          (4.5)          (2.3)          2.4            4.8            7.4


 SENSITIVITY TO CHANGE IN WEIGHTED AVERAGE $ INTEREST RATE AT DECEMBER 31, 2002
 ------------------------------------------------------------------------------

Change in $ interest rates.        $1.5%          $1.0%          $0.5%        ($0.5%)        ($1.0%)        ($1.5%)
Mark-to-market ($ millions)        (0.9)          (0.6)          (0.3)          0.3            0.6            0.9


          SENSITIVITY TO CHANGE IN GOLD LEASE RATE AT DECEMBER 31, 2002
          -------------------------------------------------------------

Change in base rates.......        $1.5%          $1.0%          $0.5%        ($0.5%)        ($1.0%)        ($1.5%)

Mark-to-market
($ millions)...............         1.2            0.8            0.4          (0.4)          (0.8)          (1.2)


COMMODITY HEDGING EXPERIENCE

         Somisy entered into hedging arrangements with NM Rothschild as part of the International Finance Corporation project financing for Syama in August 1998.

         The contracts taken out at the time were:

        Forward sale contracts:       1999...........   50,000 ounces at $299.67 per ounce
                                      2000...........   135,000 ounces at $311 per ounce
                                      2001...........   135,000 ounces at $311 per ounce

        Call options:                 54,000 at $325 per ounce for each of 2000 and 2001


         During 1999, due to the continued decrease in the gold price, it was decided that some income could be earned by selling options. $1.6 million was earned in option premiums.

         In May 1999, in order to finance an International Finance Corporation loan repayment, the Syama 320,000 ounce forward sales were restructured to a lower price. RRL realized $3.4 million in cash from the transaction.

         As a result of the significant increase in the gold price in October 1999, the Syama hedge book was further restructured from forward contracts into put options purchased and call options sold. Put options for 135,000 ounces per annum for each of 2000, 2001 and 2002 were paid for by the same quantity of call options sold at prices from $322 per ounce to $338 per ounce to form a zero-cost collar.

         During the second quarter of 2000, and as part of the Morila financing arrangements, RRL entered into 700,000 ounces of forward sales contracts at $275 per ounce. At the same time, RRL entered into contracts for 248,000 ounces of call options purchased at prices between $330 and $360 per ounce to allow RRL to participate in any significant upward move in the gold price.

         In the second quarter of 2001, the Syama position was closed out except for 148,500 ounces of call options sold at $353 per ounce. The proceeds of $4.3 million were used as part payment of the International Finance Corporation loan.

         In August 2002, the remaining speculative instruments comprising 148,500 call options were closed out at a cost of $1.8 million payable in 2004. The accounting effects of RRL's hedging activities were as follows:

         A gain of $7.4 million arose for the year ended December 31, 2001. $1.7 million related to the change in the mark-to-market between December 31, 2000 and 2001, for those Syama instruments that do not qualify for hedge accounting. $4.3 million of the gain related to profits generated on the close out of the portion of the Syama book in 2001. The balance of $1.4 million relates to the amortization of the balance of the deferred gain which arose as part of the May 1999 Syama hedge book restructuring.

         RRL has utilized three counterparties for its current hedge book. These counterparties are international banks which have not failed to perform as required under their hedging arrangements.

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $7.5 million (December 31, 2001: unrecognized loss of $2.5 million). These counterparties collectively hold against less than 50% of RRL's revenue, individually and aggregated, over the 3 years these hedges have existed. None of the counterparties are affiliates or parties related to the Group.

         During the year ended December 31, 2002, RRL sold 421,126 ounces of gold at an average price of $308 per ounce. At a gold price of approximately $310 per ounce, product sales would have amounted to approximately $131 million for the year, a reduction of approximately $1 million in sales.

INTEREST RATE SENSITIVITY

         We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2002 were not party to any interest rate risk management transactions.

         At December 31, 2002, our assets and liabilities include short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rate, respectively.

         At December 31, 2002 the fair value of our long term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $3.6 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10 percent of the South African prime rate is estimated to be $0.06 million.

         Because our net earnings exposure with respect of debt instruments was to the South African monthly prime rate, the hypothetical loss was modeled by calculating the 10 percent adverse change in the South African monthly prime rate multiplied by the fair value of the respective debt instrument.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default with respect to any of our indebtedness.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15  CONTROLS AND PROCEDURES

         An evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures within the 90-day period prior to filing this report under the supervision and with the participation of our management, including our Chief Executive Officer and the Chairman of our Audit Committee. Based upon that evaluation, our Chief Executive Officer and the Chairman of our Audit Committee concluded that the design and operation of our disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16  [RESERVED]

                                    PART III

ITEM 17  FINANCIAL STATEMENTS

         Not applicable.

ITEM 18  FINANCIAL STATEMENTS

         The following financial statements and related auditors' reports are filed as part of this Annual Report:

RANDGOLD & EXPLORATION COMPANY LIMITED

Report of the Independent Accountants ...............................       F-1

Consolidated Statements of Operations for the years ended December 31,
2002, 2001 and 2000 .................................................       F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001 ........       F-4

Consolidated Statements of Shareholders' Equity for the years ended
December 31, 2002, 2001 and 2000 ....................................       F-6

Consolidated Statements of Comprehensive Income for the years ended
December 31, 2002, 2001 and 2000 ....................................       F-9

Consolidated Statements of Cash Flow for the years ended December 31,
2002, 2001 and 2000 .................................................       F-10

Notes to Consolidated Financial Statements ..........................       F-12

RANDGOLD RESOURCES LIMITED

Report of the Independent Accountants ...............................       F-49

Consolidated Statements of Operations for the years ended December 31,
2002, 2001 and 2000 .................................................       F-50

Consolidated Balance Sheets as of December 31, 2002 and 2001 ........       F-51

Consolidated Statements of Shareholders' Equity for the years ended
December 31, 2002, 2001 and 2000 ....................................       F-52

Consolidated Statements of Cash Flow for the years ended December 31,
2002, 2001 and 2000 .................................................       F-53

Notes to Consolidated Financial Statements ..........................       F-54

SOCEITE DES MINES DE MORILA

Report of the Independent Auditors ..................................       F-91

Statements of Operations for the years ended December 31,
2002, 2001 and 2000 .................................................       F-92

Balance Sheets as of December 31, 2002 and 2001 .....................       F-93

Statements of Shareholders' Equity for the years ended
December 31, 2002, 2001 and 2000 ....................................       F-94

Statements of Cash Flow for the years ended December 31,
2002, 2001 and 2000 .................................................       F-95

Notes to the Financial Statements ...................................       F-96

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Randgold & Exploration Company Limited

We have audited the accompanying consolidated balance sheets of Randgold & Exploration Company Limited ("the Company") and its subsidiaries and associates as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, cash flows and of changes in shareholders' equity for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries and associates at December 31, 2002 and 2001 and the results of their operations, their cash flows and their changes in shareholders' equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in note 2 to the consolidated financial statements the Company changed its policy of accounting for derivative financial instruments.







/s/ PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, Republic of South Africa
July 14, 2003

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                         2002            2001            2000
                                                        $'000           $'000           $'000
REVENUES
Product sales                                                -          16,723          48,617
Dividends and interest income                              304           2,082           2,500
Management fees and other fees received                     86              38             364
Profit on sale of interest in Morila                         -               -         124,979
Other                                                    1,248           1,732           6,530
                                                        ------          ------          ------
                                                         1,638          20,575         182,990
                                                        ------          ------          ------
COSTS AND EXPENSES
Mine production costs                                        -          19,172          53,332
Royalties                                                    -           1,053           2,808
General and administration expenses                      1,083           5,753           6,568
Exploration and corporate expenditure                    5,859           9,611          11,843
Depreciation and amortization                              838           2,149          11,065
Interest expense                                         2,661           6,130          16,606
Loss on disposal of listed investments                     143           1,323           3,375
Impairment of assets - Syama mine                            -               -          74,606
Additional provision for post-retirement
     benefits                                                -           3,010               -
Loss/(gain) on financial instruments                     1,145          (7,638)         (3,602)
Employment termination costs                                 -           1,470               -
Stock compensation                                       1,797           1,739               -
Other                                                    1,377           3,128           1,637
                                                        ------          ------          ------
                                                        14,903         (46,976)       (178,238)
                                                        ------          ------          ------
(LOSS)/INCOME BEFORE TAXES                             (13,265)        (26,401)          4,752

Income tax expense                                           -            (126)           (355)
                                                        ------          ------          ------

(LOSS)/INCOME BEFORE EQUITY INCOME AND                 (13,265)        (26,527)          4,397
MINORITY INTEREST

Equity income of associate                              25,383               -               -
Equity income of joint venture                          18,339          32,482           7,908
Minority interest                                       (2,969)         (6,362)         (6,823)
                                                        ------          ------          ------
NET INCOME/(LOSS)                                       27,488            (407)          5,482
                                                        ------          ------          ------


See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000




                                                            2002         2001          2000
                                                           $'000        $'000         $'000

BASIC EARNINGS/(LOSS) PER SHARE (CENTS)                        64        (0.9)            13
                                                               ==        ====             ==

WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION        43,037,126   41,578,185    41,404,729
                                                       ==========   ==========    ==========

DILUTED EARNINGS PER SHARE (CENTS)                             63            -            13
                                                       ==========   ==========    ==========

WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION        43,446,490            -    41,520,665
                                                       ==========   ==========    ==========


No cumulative effect adjustment for the adoption of FAS 133 on January 1, 2001 has been disclosed in the consolidated statement of operations. This is because the derivatives which did not qualify for hedge accounting and would have required a cumulative effect adjustment upon adoption of FAS 133, in the statement of operations, were held by Morila SA or the Morila joint venture. The equity income of the Morila joint venture for fiscal 2001 is accounted for net of the cumulative effect adjustment for the adoption of FAS 133.

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002  AND 2001
                                                          2002           2001
                                                         $'000          $'000
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                 2,541          2,395
Receivables                                                 718         13,488
Inventories                                                   -          2,921
                                                         ------         ------
TOTAL CURRENT ASSETS                                      3,259         18,804
                                                         ------         ------

PROPERTY, PLANT AND EQUIPMENT
Cost                                                      2,719         47,378
Accumulated depreciation and amortization                 1,020         35,846
                                                         ------         ------
NET PROPERTY, PLANT AND EQUIPMENT                         1,699         11,532
                                                         ------         ------

OTHER LONG-TERM ASSETS
Cost                                                          -            859
Accumulated depreciation and amortization                     -            859
                                                         ------         ------
NET OTHER LONG-TERM ASSETS                                    -              -
                                                         ------         ------

INVESTMENTS                                              17,345          8,902
                                                         ------         ------

INVESTMENT IN JOINT VENTURE                                   -         48,287
                                                         ------         ------
INVESTMENT IN ASSOCIATE                                  57,209              -
                                                         ------         ------


TOTAL ASSETS                                             79,512         87,525
                                                         ======         ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities                  6,697         13,232
Current portion of long-term liabilities                  3,615          9,037
Bank overdraft                                                -          1,708
                                                         ------         ------
TOTAL CURRENT LIABILITIES                                10,312         23,977
                                                         ------         ------
See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002  AND 2001



                                                            2002           2001
                                                           $'000          $'000

PROVISION FOR ENVIRONMENTAL REHABILITATION                      -          2,032

PROVISION FOR POST RETIREMENT BENEFITS                      6,005          4,506

LONG TERM LIABILITIES                                           -         30,727

LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES                -         21,625


LIABILITIES ON FINANCIAL INSTRUMENTS                            -          1,030

INTEREST OF MINORITY SHAREHOLDERS IN
SUBSIDIARIES (NET OF LOSSES)                                    -        (7,945)

SHAREHOLDERS' EQUITY
Share capital
Authorized:
75,000,000 Ordinary shares of South African
Rand 0.01 each, for all periods presented

Issued:
43,696,256 (December 2001:  41,701,921)                       120            118


Additional paid-in capital                                 91,554         89,504
Accumulated losses                                       (106,411)      (133,899)
Accumulated other comprehensive income                     77,932         55,850
                                                         --------       --------

TOTAL SHAREHOLDERS' EQUITY                                 63,195         11,573
                                                         --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 79,512         87,525
                                                         ========       ========

Commitments and contingencies - see note 23

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                                                            ACCUMULATED
                                                                                 ADDITIONAL                       OTHER
                                                         NUMBER OF      SHARE          PAID  ACCUMULATED   COMPREHENSIVE
                                                          ORDINARY    CAPITAL    IN CAPITAL       LOSSES    INCOME/(LOSS)     TOTAL
                                                            SHARES      $'000         $'000        $'000           $'000      $'000

BALANCE  AT DECEMBER 31, 1999                           41,394,162        118        89,288    (138,974)          47,169     (2,399)
Net income                                                       -          -             -        5,482               -      5,482
Exercise of employee stock options and other
issues                                                      43,257          -            32            -               -         32
Unrealized loss on available-for-sale securities                 -          -             -            -          (2,033)    (2,033)
Translation adjustment                                           -          -             -            -            (116)      (116)
                                                        ----------   --------    ----------   ---------       ----------   --------
BALANCE AT DECEMBER 31, 2000                            41,437,419        118        89,320    (133,492)          45,020        966
                                                        ----------   --------    ----------   ---------       ----------   --------

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                                            ACCUMULATED
                                                                                 ADDITIONAL                       OTHER
                                                         NUMBER OF      SHARE          PAID  ACCUMULATED   COMPREHENSIVE
                                                          ORDINARY    CAPITAL    IN CAPITAL       LOSSES    INCOME/(LOSS)     TOTAL
                                                            SHARES      $'000         $'000        $'000           $'000      $'000


BALANCE AT DECEMBER 31, 2000                            41,437,419        118        89,320     (133,492)         45,020        966

Net loss                                                         -          -             -         (407)              -       (407)
Exercise of employee stock options and other
issues                                                     264,502          -           184             -              -        184
Unrealized gain on available-for-sale securities                 -          -             -             -          6,044      6,044
Net loss on dilution of holding in Randgold
Resources Limited due to additional shares issued
to minority shareholders and share buyback                       -          -             -             -           (831)      (831)
Cumulative effect of change in accounting policy
in respect of FAS 133                                            -          -             -             -          1,475      1,475
Movement in cash flow hedges                                     -          -             -             -         (2,450)    (2,450)
Translation adjustment                                           -          -             -             -          6,592      6,592
                                                        ----------   --------    ----------    ---------      ----------    --------
BALANCE AT DECEMBER 31, 2001                            41,701,921        118        89,504     (133,899)         55,850      11,573
                                                        ----------   --------    ----------    ---------      ----------    --------

See notes to the consolidated financial statements

                                      F-7

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                                            ACCUMULATED
                                                                                 ADDITIONAL                       OTHER
                                                         NUMBER OF      SHARE          PAID  ACCUMULATED   COMPREHENSIVE
                                                          ORDINARY    CAPITAL    IN CAPITAL       LOSSES    INCOME/(LOSS)     TOTAL
                                                            SHARES      $'000         $'000        $'000           $'000      $'000


BALANCE AT DECEMBER 31, 2001                            41,701,921        118        89,504     (133,899)         55,850     11,573

Net profit                                                       -          -             -       27,488               -     27,488
Exercise of employee stock options and other
     issues                                              1,994,335          2         2,050            -               -      2,052
Unrealized gain on available-for-sale securities                 -          -             -            -          10,212     10,212
Net dilution gain due to share capital
     movements in subsidiary / associate                         -          -             -            -          10,126     10,126

Movement in cash flow hedges                                     -          -             -            -          (3,508)    (3,508)
Transfer from foreign currency translation                       -          -             -            -          (2,732)    (2,732)
      reserve
Transfer to distributable reserve                                -          -             -            -           2,732      2,732
Share of movement of paid in capital in
     subsidiary / associate due to stock
     compensation expense                                        -          -             -            -           3,703      3,703

Translation adjustment                                           -          -             -            -           1,549      1,549
                                                        ----------   --------    ----------    ---------      ----------    --------
BALANCE AT DECEMBER 31, 2002                            43,696 256        120        91,554     (106,411)         77,932     63,195
                                                        ----------   --------    ----------    ---------      ----------    --------


See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                           2002         2001          2000
                                                          $'000        $'000          $'000

NET INCOME/(LOSS)                                        27,488         (407)         5,482
                                                         ------        -----          -----
OTHER COMPREHENSIVE INCOME/(LOSS)
Unrealized gain/(loss) on available-for-sale
securities                                               10,212         6,044        (2,033)
Foreign currency translation adjustment                   1,549         6,592          (116)
Net dilution gain due to share capital
movements in subsidiary / associate                      10,126         (831)             -
Cumulative effect of change in accounting
principle, net of tax                                         -         1,475             -
Transfer from foreign currency translation               (2,732)            -             -
reserve
Transfer to distributable reserve                         2,732             -             -
Share of movement of paid in capital in
     subsidiary / associate due to stock
     compensation expense                                 3,703
Movement in cash flow hedges                             (3,508)       (2,450)            -
                                                         ------        ------         -----

OTHER COMPREHENSIVE INCOME/(LOSS)
                                                         22,082        10,830        (2,149)
                                                         ------        ------         -----

COMPREHENSIVE INCOME / (LOSS)                            49,570        10,423         3,333
                                                         ======        ======        ======

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                             2002          2001          2000
                                                            $'000         $'000         $'000

CASH FLOWS FROM OPERATIONS
(Loss)/income before taxes, equity income
    and minority interests                                 (13,265)      (26,401)        4,752
Depreciation and amortization                                  838         2,149        11,065
Deferred and capitalized interest (net)                        395           642         1,631
Loss on disposal of  affiliates and
    investments                                                143         1,323         3,375
Non-cash revenue items                                        (737)
Loss/(gain) on liabilities on financial
    instruments                                              1,145        (7,638)       (2,258)
Profit on sale of Morila                                         -             -      (124,979)
Net (increase)/decrease in provision for
    environmental rehabilitation                                 -          (968)        1,772
Profit on disposal of inventory of Syama                         -           296             -
Net increase/(decrease) in post-retirement                       -
    benefits                                                                 899             -
Impairment of assets - Syama mine                                -             -        74,606
Income and mining taxes paid                                     -             -           129
Effects of changes in operating working
   capital items:
-  receivables                                             (2,190)         4,631        (4,785)
-  inventories                                                 297         3,236        (1,323)
-  accounts payable and accrued liabilities                  3,757        (5,825)          942
                                                           -------       -------       -------
Net cash utilized in operations                             (9,617)      (27,656)      (35,073)
                                                           -------       -------       -------

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000



                                                             2002          2001          2000
                                                            $'000         $'000         $'000

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and
   equipment and other long term assets                      (174)       (4,944)      (12,258)
Proceeds on disposal of affiliates, listed
   and other non-current investments                        5,409         2,139         5,306
Proceeds on disposal of property, plant                         -
  and equipment and other long-term                                       2,407             -
  assets
Proceeds on sale of Morila                                      -             -       132,000
Dividends received from the joint venture                   9,400         6,400             -
Loans and investment received
   from/(provided to) the joint venture                         -        15,673       (17,080)
Post-retirement benefits paid                                   -             -          (284)
Cash held by RRL on becoming an
    associate                                              (2,954)
Cash held by Morila on disposal of
    interest                                                    -             -        (1,263)
                                                           ------        ------       -------

Net cash  provided by investment activities                11,681        21,675       106,421
                                                           ------        ------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
Ordinary shares issued                                      2,052           184            32
Loans from and interest of outside
    shareholders in subsidiaries
   (repaid)/received                                            -       (31,634)         1,422
Long-term loans (repaid)/received (net,
    including short-term portion)                          (6,778)      (23,963)        (7,465)
Proceeds received on financial instruments                      -         4,300             -
Increase/(decrease) in bank overdraft                         338          (159)      (16,704)
                                                           ------        ------       -------

Cash utilized in financing activities                      (4,388)      (51,272)      (22,715)
                                                           ------        ------       -------
Effects of exchange rate changes on cash
   and cash equivalents                                     2,470         2,513         5,633
                                                           ------        ------       -------
NET  INCREASE  IN CASH AND CASH EQUIVALENTS                   146        54,740        54,266

CASH AND CASH EQUIVALENTS AT BEGINNING OF
YEAR                                                        2,395        57,135         2,869
                                                           ------        ------       -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    2,541         2,395        57,135
                                                           ======        ======       =======

See notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


1.    NATURE OF OPERATIONS

      The Group, directly or indirectly through subsidiaries and associated companies, is engaged in gold mining and exploration activities in Africa. The Group currently has an indirect equity interest in one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000 and one operation in Mali under care and maintenance namely the Syama mine. Gold bullion, the principal product of the Company's subsidiaries and associates, is currently produced and sold in Mali.

      The main focus of exploration work is undertaken by the Group's associate, Randgold Resources Limited ("RRL") on the Group's advanced projects in Mali West, around Morila and in Northern Cote d'Ivoire. Recently, exploration activities have been extended to Senegal and Tanzania. The Group also has two projects at feasibility stage, Loulo in Western Mali and Tongon in Cote d'Ivoire. The Company identifies various stages of feasibility for its projects. The Loulo project has been advanced from the exploration phase through early feasibility stage involving preliminary financial evaluation of the viability of the project to a final feasibility stage. The final feasibility stage entails the development of a detailed plant and infrastructure design an environmental impact study and a full financial analysis to enable a development decision to be made. The Tongon project is at an earlier stage of feasibility, where the data currently available is less accurate, requiring further detailed work to be performed. The data currently available is of a sufficient level for preliminary economic analysis to be undertaken. The Company does not capitalize any expenditure until a decision to develop a project is made.

      The significant associate of the Group is currently RRL, a company listed on the London Stock Exchange. In July 2002, RRL listed on the Nasdaq and simultaneously issued 5 million ordinary shares to new shareholders. This resulted in the Group's investment in RRL being reduced from 59% to 48%. From July 2002 RRL has therefore not been consolidated as a subsidiary, but accounted for by the equity method as an associate company. RRL has a controlling interest in Somisy S.A. (Somisy), which operates the Syama mine and Somilo S.A. (Somilo) which conducts exploration activities over the Loulo site. RRL holds an effective 40% interest in Morila, following the sale to AngloGold Limited ("AngloGold") on July 3, 2000 of one-half of RRL's wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with RRL and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

      At December 31, 2002, the Group also owned a 100% interest in Minrico Limited, a company formed to hold its portfolio of South African mineral rights. Subsequent to year end. Marathodi Resources, an empowerment company, obtained a 26% interest in Minrico for a nominal consideration. Marathodi Resources brings to Minrico their empowerment expertise.

      In January 2001, the Group, through its then significant subsidiary RRL, announced the suspension of mining operations at Syama, which ceased at the end of February 2001. Processing of stockpiles continued until early December 2001, when the operation was placed on care and maintenance. Activities at the Syama mine have now been reduced to rehabilitation and monitoring work. Subsequent to year end RRL entered into and option agreement with the Australian mining company, Resolute Mining ("Resolute") over its interest in Syama. In terms of the agreement Resolute has been given a 12-month period in which to conduct a due diligence at Syama, in exchange for a monthly payment of $75,000 to RRL for a period of 12 months.


2.    SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES: The preparation of the financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


      The following are accounting policies used by the Company which have been consistently applied for all periods presented, except as disclosed under consolidation and derivatives.

      FOREIGN CURRENCY: The functional currency is the South African Rand. The translation differences arising as a result of converting to US dollars using the current exchange rate method, is included as a separate component of shareholders' equity.

      For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity. The Company's investment in RRL, whose functional currency is the United States Dollar, is accounted for in this manner.

      CONSOLIDATION: The consolidated financial information includes the financial statements of the Company, its subsidiaries and associates and the Group's share of its joint ventures and associates net income and net assets.

      A company in which the Group holds directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. Subsidiaries are consolidated from the date control is transferred to the Group and are no longer consolidated from the date control ceases. The minority interest in the consolidated equity and in the consolidated results are disclosed separately.

      Any excess or deficits of the purchase price when compared to the fair value of the subsidiary or joint venture acquired is attributed to mineral property interests and amortized in terms of the Group accounting policies.

      During 2001 the Group adopted EITF Issue 00-01 "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures" in accounting for its interest in the Morila Limited joint venture. EITF 00-01 requires that investments in incorporated joint ventures be accounted for using the equity method of accounting. Previously the Group had followed the long-standing practice in the extractive industry of accounting for incorporated joint ventures using the proportionate consolidation method. Upon adoption of EITF 00-01, the Group was required to restate all comparative financial information presented, to reflect the equity method of accounting.

      Joint ventures are those investments in which the Group has joint control and are accounted for pursuant to the equity method. The results of joint ventures are included from the date of formation and up to the date of disposal of the Company's interest in the joint venture or dissolution of the joint venture. Intercompany accounts and transactions are eliminated on consolidation.

      INVESTMENTS IN ASSOCIATES : Investments in associates are accounted for by the equity method of accounting. These are entities in which the Group has a long term interest and over which it exercises significant influence, but not control. Equity accounting involves recognising in the statement of operations the Group's share of the associates post acquisition profit or loss for the year. The Group's interests in the associates are carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the unamortised portion of the excess of the purchase price over the fair value of attributable assets of an associate at date of acquisition. Where the fair value of attributable assets of an associate exceeds the purchase price, the investment is carried on the balance sheet at cost, plus the amortised portion of the excess. In addition, the carrying value of the investment in foreign associates includes any exchange differences on translation. Any excess or deficit of the purchase price over the attributable net assets of the associate is amortised over the useful lives of the underlying assets.

      CASH AND CASH EQUIVALENTS include all highly liquid investments with a maturity of three months or less at the date of purchase.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

      NON-CURRENT LISTED INVESTMENTS: Investments in listed companies which are classified as available-for-sale are accounted for at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity unless it is felt that a significant decline in the value of the investment, other than temporary, has occurred, in which case it is reported in earnings.

      INVENTORIES, which comprises of consumable stores are stated at the lower of cost or net realizable value. The cost of consumable stores is determined principally by the weighted average cost method.

      EXPLORATION COSTS are expensed as incurred. Costs related to property acquisitions and mineral and surface rights are capitalized.

      UNDEVELOPED PROPERTIES upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write down is recorded as exploration expense in its statement of operations.

      DEVELOPMENT COSTS AND MINE PLANT FACILITIES relating to existing mines are capitalized. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

      DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

      NON-MINING FIXED ASSETS: Land is recorded at cost and not depreciated. Buildings and other non-mining fixed assets, including motor vehicles, office equipment and computer equipment are recorded at cost less accumulated depreciation, and are depreciated over useful lives of two to five years.

      DEPRECIATION AND AMORTIZATION: Long lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short lived assets, include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

      MINING PROPERTY EVALUATIONS: Recoverability of the long-term assets of the Group, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets. Reductions in the carrying value of the long-term assets of mines are recorded to the extent the remaining investment exceeds the estimate of future discounted net cash flows.

      REHABILITATION COSTS and related accrued liabilities, which are based on the Group's interpretation of current environmental and regulatory requirements, are accrued and expensed over the operating lives of the mines, principally by the units-of-production method based on estimated proved and probable ore reserves.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000



      Based on current environmental regulations and known rehabilitation requirements, management has included its best estimate of these obligations in its rehabilitation accrual. However, it is reasonably possible that the Company's estimates of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

      Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

      PROVISIONS are recognized when information is available prior to the issuance of the financial statements which indicate that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount can be reasonably estimated.

      GOLD SALES: Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

      INTEREST is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Company.

      DERIVATIVES: Statement of Financial Accounting Standard 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, was adopted by the Group with effect from January 1, 2001.

      Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Previously if an instrument regarded as a hedge was sold, extinguished or terminated prior to delivery of the planned production, losses were recognized at the date of sale or closure, and any gains were deferred until the original designated delivery date. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognized in income.

      Under SFAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

      On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge) or (3) a hedge of a net investment in a foreign entity. Certain derivative transactions, while providing a degree of economic hedges under the Group's risk management policies, do not qualify for hedge accounting.

      Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in other comprehensive income. Amounts deferred in other comprehensive income are included in the statement of operations in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

      Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recognized in earnings, along with the change in fair value of the hedged asset or liability that is attributable to the hedged risk.

      Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations.

      The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses, both at the hedge inception and at the end of each

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

      accounting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      With the adoption of SFAS 133 at January 1, 2001, certain of the Group's derivatives qualified for cash flow hedge accounting resulting in a net of tax, cumulative effect of change in accounting principle adjustment of $1.5 million, net of minority shareholders' interest, recorded in other comprehensive income. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

      PENSION PLANS AND OTHER EMPLOYEE BENEFITS:

      Pension and provident funds

      The Group contributes to a number of retirement plans on behalf of its employees, all of which are defined contribution in nature. The Group's contributions to these plans are charged to the statement of operations as incurred.

      Post retirement medical benefits

      The Company has an obligation to provide certain medical aid benefits to certain retirees and their dependents. Liabilities for these retirees and their dependents is accrued for in full based upon an actuarial valuation.

      INCOME AND MINING TAXES: The Group follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognized for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which result in deductible amounts in future periods. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

      DIVIDENDS PAID are recognized when declared by the board of directors. Dividends are payable in South African Rands. Dividends declared to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

      EARNINGS/(LOSS) PER SHARE is computed by dividing net income/(loss) divided by the weighted average number of shares in issue during the year. Fully diluted earnings per share is presented when the inclusion of potential common shares has a dilutive effect on earnings per share.


      RECENT PRONOUNCEMENTS:

      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Group is required to adopt SFAS 143 effective January 1, 2003. The Group has determined that the adoption of FAS 143 will not have a material impact on its results of operations and financial position.

      In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


      rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Group has determined that the adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

      In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Group has determined that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

      In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Group has adopted the disclosure provisions of paragraph 2(e) of SFAS 148, and as it will continue to apply APB 25 and its related interpretations in accounting for its stock option plan, SFAS 148 will not have an impact on its results of operations and financial position.

      In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

      This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

      change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. The Group has determined that FIN 45 will have no impact on its results of operations and financial position as it has issued no guarantees to external parties.

      In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:


      The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

      The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

      o The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

      o The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

      o The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

      This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Group has determined that FIN 46 will have no impact on its results of operations and financial position as it is not a party to any transactions with variable interest entities.

      In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149 ("SFAS 149"), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


      SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

      The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

      The Group does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.

      In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.


      SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:


      o Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

      o Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.

      o Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

      SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

      In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

      SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


3.       IMPAIRMENT OF LONG TERM ASSETS - SYAMA MINE

      In view of the continued operating costs being higher than the gold price, the future cash flows of the Syama mine were lower than the net carrying value of its long-term assets. Impairment write-downs amounting to $nil in 2002, $nil in 2001 and $74.6 million in 2000 were made against the long-term assets of Syama. These represented the excess of the book value of long-term assets over the net present value of the future cash flow of the Syama mine, and were calculated as follows:

                                                        TOTAL       TOTAL      TOTAL
                                                         2002        2001       2000
                                                        $'000       $'000      $'000
      Property, plant and equipment (Syama) - net           -           -      53,548
      Ore stockpiles                                        -           -       4,465
      Insurance spares                                      -           -      10,815
      Deferred stripping costs                              -           -           -
      Other receivables                                     -           -       5,778
                                                       ------      ------      ------
      Total                                                 -           -      74,606
      Net present value of Syama cash flows                                         -
                                                       ------      ------      ------
      Impairment write-down                                 -           -      74,606
                                                       ------      ------      ------
      Accounted for as follows:
      Write-down of deferred stripping costs                -           -           -
      Write-down of property, plant and equipment           -           -      53,548
      Write-down of insurance spares                        -           -      10,815
      Other receivables                                     -           -       5,778
      Ore stockpiles                                        -           -       4,465
                                                       ------      ------      ------

                                                            -           -      74,606
                                                       ======      ======      ======


      At the end of 1999, Syama had a life of mine plan, based on an assumed reliable power supply and the anticipated performance of its newly commissioned expanded treatment facility. At that time, management expected the forecast throughput and recovery of Syama to be achievable with the installed equipment, given a reliable power supply.

      In November 1998, on commissioning of the second phase of the Syama expansion program, power generation became problematic. In the first few months of 1999, several of the recently commissioned Fairbanks Morse generators failed, placing a strain on the aging Caterpillar plant. This prevented the achievement of a steady state of operation. It became apparent that Syama would not achieve its forecasted mine plan without an alternate source of power. During June 1999, Syama entered into an agreement with Rolls-Royce whereby Rolls-Royce undertook to maintain and operate the Fairbanks Morse power plant while installing their Allen 5012 units. The first unit arrived on site during October 1999 with a scheduled commissioning date of February 2000.

      When further delays in commissioning of the Rolls-Royce power units were experienced in February 2000, the Group purchased four additional Caterpillar 3516 units, at a cost of $0.36 million.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

These events described above severely affected Syama's ability to meet its mine plan. As at December 31, 1999, the Group deemed that there were indications on impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized based upon the following assumptions:

o Recoverable proven and probable reserves of 2.12 million ounces as at December 31, 1999, to be mined annually at a rate of 265,000 ounces over a period of 8 years;

o Sales price estimates based upon an average gold price of $300 per ounce, or $636 million;

o A discount rate of 8%, which represented Syama's cost of borrowings, plus an amount relating to the risks relating to this project;

o Cash cost estimates based upon current working cost estimates of $250 per ounce, or $530 million; and

o Capital cost estimates based upon current estimates of future development costs to mine the current proven and probable reserves of $8.3 million, of which $4.8 million related to the two Allen 5012 units and $3.5 million related to an upgrading of the plant.

A revised life of mine plan for the year 2000 was prepared based upon the imminent availability of the Rolls-Royce generated power. The revised mine plan indicated that with the timely supply of reliable power, the forecasted production levels could be achieved. However, during the second quarter of 2000, it became clear that the promised delivery of the reliable power supply from Rolls-Royce would not occur as planned, and in the third quarter of 2000 Syama instructed Rolls-Royce to remove their equipment from the operations. The Group made this request even though the contract with Rolls-Royce did not expressly provide that Rolls-Royce was in breach of the contract. At that time, Rolls-Royce was also on site at the Company under contract to operate the Group's existing power plant. Rolls-Royce continued to attempt to commission their engines.

During the middle of 2000, due to the fact that Syama was still incurring operational losses and the lack of a reliable power supply, the Group revised the Syama mine plan. The Group deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized based upon the following assumptions:

o Recoverable proven and probable reserves of 1.68 million ounces as at June 30, 2000, to be mined annually at a rate of 240,000 ounces of a period of 7 years;

o Sales price estimates based upon an average gold price of $300 per ounce, or $504 million;

o A discount rate of 8%, which represented Syama's cost of borrowings plus an amount relating to the risks related to this project; and

o Cash cost estimates based upon current working cost estimates of $250 per ounce, or $420 million.

The first Allen 5012 unit commenced testing in late November 2000 and RRPV claimed to have commissioned the number 2 Allen engine in January 2001. The Group disputed this claim, since power interruptions continued. During the Rolls-Royce' power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage.

Syama had built up significant accumulated losses. With no apparent short-term solution to the power generation problems, Syama has already decided to scale back its operations in June 2000 and was attempting to run profitably at lower levels of production using its own, non-Rolls-Royce generators. The scaling back of operations continued in October 2000 with the development of a 30-month plan, which involved the extraction of the remaining exposed ore in the pit with limited waste stripping while the cessation of operations was considered.

As at December 31, 2000, due to the fact the Syama was still incurring operational losses and the lack of reliable power supply, the Group deemed that there were indications of impairment at the Syama operation and

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

tested the Syama operation for impairment. The impairment charge was recognized based upon the following assumptions:

o Recoverable proven and probable reserves of 123,000 ounces as at December 31, 2000, to be mined over a period of 30 months;

o Sales price estimates based upon an average gold price of $290 per ounce, or $35.7 million;

o    A discount rate of 0%; and

o cash cost estimates based upon current working cost estimates of $285 per ounce, or $35.1 million.


As the carrying value of the long-term assets exceeded the estimated future cash flows, an impairment write down was calculated.

In the first half of April 2001, following the catastrophic failure of the first Allen engine, Syama formally ended the contractual relationship with Rolls-Royce by rescinding the contract. The Company believes it was entitled to rescind the contract as a matter of law, although rescission was not an express remedy under the contract. Shortly following the rescission, Rolls-Royce made an informal oral offer to the Company to supply alternative power. The Company rejected the offer, as a scale back in operations removed the need for additional power. Rolls-Royce disputed the rescission of the contract, giving rise to the current litigation between the parties.

The Company never recognized a capital lease obligation in its financial statements in connection with its contract with Rolls-Royce because there was no obligation on the part of the Company to pay for either engine unless and until an engine was commissioned. None of the Rolls-Royce engines were ever commissioned.



4.   EMPLOYMENT TERMINATION COSTS


                                     YEAR ENDED      YEAR ENDED       YEAR ENDED
                                    DECEMBER 31     DECEMBER 31      DECEMBER 31
                                           2002            2001             2000
                                          $'000           $'000            $'000

Employment termination costs                  -           1,470                -
                                          =====           =====            =====


The $1.5 million retrenchment expense was as a result of the closure of operations at Syama mine.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


5.    INCOME AND MINING TAXES

5.1   INCOME TAX EXPENSE IS MADE UP AS FOLLOWS:



                                                   YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                  DECEMBER 31       DECEMBER 31      DECEMBER 31
                                                         2002              2001             2000
                                                        $'000             $'000            $'000

Foreign taxation - mining                                    -             (126)           (355)
Current
- Income tax                                                 -                -               -
                                                         -----            -----           -----
                                                             -             (126)           (355)
Deferred
- income tax                                                 -                -               -
                                                         -----            -----           -----
Total income tax expense                                     -             (126)           (355)
                                                         =====            =====           =====


South African non-mining current tax is paid at 30%. For the years presented, no significant mining operations were conducted in South Africa. Foreign taxation consists of taxation paid by the Malian company, Somisy (SA), which is based on the greater of 35% of that company's taxable profit, or 0.74% of gross revenue earned by the company. The operating joint venture, Morila, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Group was to increase its net income by $15.0 million, $11.3 million and $2.8 million, due to not recording its share of Morila's tax expense for the years ended December 31, 2002, 2001and 2000, respectively. Accordingly had the Group not benefited from the tax holiday in Mali, earnings per share would have been reduced by $0.35, $0.27 and $0.07 for the years ended December 31, 2002, 2001and 2000 respectively. Thus, the tax accounting for the Group on a consolidated basis for 2001 and 2000 reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. Major items causing the Company's income tax provision to differ from the estimated effective South African non-mining tax rate of 30% were as follows:-


                                                    YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                   DECEMBER 31      DECEMBER 31     DECEMBER 31
                                                          2002             2001            2000
                                                         $'000            $'000           $'000

Tax at statutory rate                                   (9,137)          (1,836)         (3,798)
Disallowable expenditure/deferred income and
mining tax asset valuation allowances                   (3,740)          (8,036)        (35,770)
Non-taxable income/additional deductions                12,877            9,746          39,213
                                                        ------           ------         -------
Total income and mining tax expense                          -             (126)           (355)
                                                        ======           ======         =======


As at December 31, 2002, the Group had estimated tax losses of US$14.4 million in South Africa, which do not have an expiration date and are available for off set against future taxable profits of the Group.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


5.2    DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS
       FOLLOWS:


                                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2002            2001            2000
                                                          $'000           $'000           $'000

Deferred income and mining tax liabilities:
- depreciation and amortization                               -               -               -
                                                        -------        --------         -------
Gross deferred income and tax assets:
- assessable tax loss carry forwards                    (14,413)       (140,776)        (98,100)
- provisions, including rehabilitation accruals          (1,801)         (6,538)         (6,606)
                                                        -------        --------         -------
Gross deferred income and mining tax assets:            (16,214)       (147,314)       (104,706)
- deferred income and mining tax asset
      valuation allowances                               16,214         147,314         104,706
                                                        -------        --------         -------
Net deferred income and mining tax assets                     -               -               -
                                                        -------        --------         -------

Net deferred income and mining tax liability                  -               -               -
                                                        =======        ========         =======

The operations at Syama had assessable non-capital tax loss carry forwards of $118.5 million and $101.5 million at December 31, 2001 and December 31, 2000 respectively and capital expenditure carry forwards of $81.3 million and $78.2 million at December 31, 2001 and December 31, 2000 respectively for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire, however the capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows:

Fiscal 2003                                          23.9
Fiscal 2004                                          17.2
Fiscal 2005                                          9.0
Fiscal 2006                                          1.9

The Morila operation had no assessable capital expenditure carry forwards as at December 31, 2001 and 2000 respectively, for deduction against future mining income.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


6.       EARNINGS PER SHARE

                                                   FOR THE YEAR ENDED DECEMBER 31, 2002
                                             INCOME                          PER SHARE
                                              $'000            SHARES           AMOUNT
                                        (NUMERATOR)     (DENOMINATOR)                $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002                -        41,701,921                -
Weighted number of shares issued                  -         1,335,205                -
                                             ------        ----------             ----
Income available to shareholders             27,488        43,037,126             0.64
                                             ======        ==========             ====

EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees                 -           409,364                -
                                             ------        ----------             ----
Fully diluted earnings per share             27,488        43,446,490             0.63
                                             ======        ==========             ====


                                            FOR THE YEAR ENDED DECEMBER  31, 2001
                                             INCOME                           PER SHARE
                                              $'000            SHARES            AMOUNT
                                        (NUMERATOR)     (DENOMINATOR)                 $
BASIC LOSS PER SHARE
Shares outstanding January 1, 2001                -        41,437,419                 -
Weighted number of shares issued                  -           140,766                 -
                                             ------        ----------              ----
                                               (407)       41,578,185             (0.01)
                                             ======        ==========              ====

No diluted loss per share has been calculated for the year ended December 31, 2001.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                            FOR THE YEAR ENDED DECEMBER 31, 2000
                                             INCOME                           PER SHARE
                                              $'000            SHARES            AMOUNT
                                        (NUMERATOR)     (DENOMINATOR)                 $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2000                -        41,394,162                 -
Weighted number of shares issued                  -            10,567                 -
                                             ------        ----------              ----
Income available to shareholders              5,482        41,404,729              0.13
                                             ======        ==========              ====

EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees                 -           115,938                 -
                                             ------        ----------              ----
Fully diluted earnings per share              5,482        41,520,667              0.13
                                             ======        ==========              ====

The Convertible bonds have been ignored in computing the fully diluted earnings per share for the year ended December 31, 2000 due to the bond conversion price being in excess of the current market price of the Company's shares. No diluted loss per share has been calculated for the year ended December 31, 2001 as the Company was in a loss making position.


7.       RECEIVABLES
                                     DECEMBER 31,  DECEMBER 31,
                                             2002          2001
                                            $'000         $'000

Trade                                           -             -
Taxation debtors                                -         3,490
Interest and other                            718         7,276
Syama equipment debtors                         -         2,722
                                              ---        ------
                                              718        13,488
                                              ===        ======





8.       INVENTORIES
                                     DECEMBER 31,  DECEMBER 31,
                                             2002          2001
                                            $'000         $'000

Consumable stores                               -         2,921
                                              ---        ------
                                                -         2,921
                                              ===        ======

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


9.       PROPERTY, PLANT AND EQUIPMENT - NET


                                     DECEMBER 31,  DECEMBER 31,
                                             2002          2001
                                            $'000         $'000
Mining properties, mine development
   costs and mine plant facilities              -        11,224
Other non-mining assets                     1,699           308
                                           ------        ------
                                            1,699        11,532
                                           ======        ======

Included in property, plant and equipment are undeveloped property costs of $nil (2001: $9.7 million). In April of the 2001 year, the Group acquired additional undeveloped property of $1.3 million through acquisition of an additional 29% of Somilo from Normandy LaSource.

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.



10.      INVESTMENTS

                                     DECEMBER 31,  DECEMBER 31,
                                             2002          2001
                                            $'000         $'000

Other listed investments                   17,345         8,902
                                           ======         =====

Other listed investments comprise investments in listed South African companies. These investments are classified as available-for-sale, and are accounted for at fair value.

In terms of a scrip lending agreement entered into on 1 April 2000, listed investments with a fair value of $11.4 million (R98.5 million) have been lent out until June 30, 2003, for a fee of R1 million ($0.12 million). The Company has received security cover of 1.5 times the value of the loaned shares in the form of Western Areas Limited shares.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000



11.      INVESTMENT IN JOINT VENTURE

                                                                  DECEMBER 31,     DECEMBER 31,
                                                                          2002             2001
                                                                         $'000            $'000
         Investment in Morila Limited

         Comprise of:

         Opening balance                                                48,287           24 988
         Investment and loans at cost made during the                        -
         period                                                                               -
         Interim funding/loans repaid during the period                      -          (15,673)
         Original excess of Morila purchase price                            -           15,835
         allocated to property plant and equipment
         Share of equity income for the period                          18,339           32,482
         Share of dividends received                                    (9,400)          (6,400)
         Share of movement in cash flow hedges (net)                    (4,728)          (1,745)
         Amortization of original excess purchase price
         allocated to property plant and equipment                        (723)          (1,200)
                                                                        ------           ------
                                                                        51,775           48,287

         Transferred to associate                                      (51,775)               -
                                                                        ------           ------
                                                                             -           48,287
                                                                        ======           ======


         RRL, which previously had been a subsidiary, became an associate in July 2002, and subsequent to that date its interest in Morila Limited has been accounted for as part of the investment in associate (refer to note 12 and note 20.1.1)

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


12.      INVESTMENT IN ASSOCIATE


                                                     DECEMBER 31,
                                                            2002
                                                           $'000

Investment in Randgold Resources Limited ("RRL")

Comprise of:

Opening balance                                           20,625
Net gain on share capital movements in subsidiary
/ associate                                               10,126
Share of equity income for the period                     25,383
Share of movement in cash flow hedges (net)                (876)
Share of movement in additional paid in capital
due to stock compensation expense                          1,951
                                                          ------
                                                          57,209
                                                          ======

At the time of Randgold Resources' listing on Nasdaq in July 2002, it issued 5 million new shares to new shares to new shareholders. This resulted in Randgold & Exploration's portion of the total Randgold Resources shareholding reducing from 59% to 48%. From July 2002 Randgold Resources is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. Subsequent to this date profits from Randgold Resources are shown as a single line item in the consolidated financial statements.

In terms of an scrip lending agreement 952 481 of the Group's shares in Randgold Resources Limited have been lent out until June 30, 2003 for a fee. Security cover of 1.4 times the value of the loaned shares has been received in the form of Western Areas Limited shares


13.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                    DECEMBER 31,    DECEMBER  31,
                                           2002              2001
                                          $'000             $'000

Trade                                         -             4,097
Payroll and compensation                     84               132
Related party payables                    4,684             2,957
Interest and other                        1,929             5,131
                                          -----            ------
                                          6,697            12,317
                                          =====            ======

The related party payables are in respect of a loan from Consolidated Mining Management Services Limited ("CMMS") of US$3.7 million (2001: US$2.3 million) and restructuring costs incurred on behalf of the Group by Western Areas Limited of US$1.0million (2001: US$0.6 million). The full outstanding amount in respect of the loan from CMMS has been repaid during June 2003.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


14.      PROVISION FOR ENVIRONMENTAL REHABILITATION

                                    DECEMBER 31,    DECEMBER  31,
                                           2002              2001
                                          $'000             $'000

Accrued rehabilitation costs                  -             2,032
                                          =====             =====

During fiscal 2002, Randgold Resources, which previously had been a subsidiary, became an associate and at December 31, 2002 its rehabilitation liabilities are therefore not disclosed as such on the balance sheet.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, and annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Group is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it and it also use past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.


15.      PROVISION FOR POST RETIREMENT BENEFITS

                                    DECEMBER 31,    DECEMBER  31,
                                           2002              2001
                                          $'000             $'000

Opening balance                           4,506             3,606
Provided during the year                      -             3,010
Utilized during the year                  (104)                 -
Translation adjustment                    1,603           (2,110)
                                          -----            ------
                                          6,005             4,506
                                          =====            ======

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


The Group has accrued in full for their post-retirement medical cost obligations based on the latest calculations by independent actuaries which include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates.

The principal assumptions were as follows:

                                         DECEMBER 31,    DECEMBER 31,
                                                 2002            2001
                                                $'000           $'000

- Medical cost inflation                         10.0%           10.0%
- Valuation interest rate                        11.5%           11.5%



16.      LONG TERM LIABILITIES

                                         DECEMBER 31,    DECEMBER 31,
                                                 2002            2001
                                                $'000           $'000
                                                                    -
BRGM                                 16.1           -             727
Syndicated term loan and revolving
facility                             16.2           -          33,000

ABSA short-term loan                 16.3       3,615           6,037
                                               ------          ------
                                                3,615          39,764
Less:    Current portion                       (3,615)         (9,037)
                                               ------          ------

                                                    -          30,727
                                               ======          ======


Long term loans, other than the ABSA loan, are all in respect of the RRL. During the year, RRL, which previously was a subsidiary, became an associate and at December 31, 2002, its long term loans were therefore not disclosed as such on the balance sheet. The relevant details relating to the loans as at the end of the comparative year, December 31, 2001, are:


16.1   BRGM

       The Bureau de Recherches Geologiques et Minieres ("BRGM") loan is uncollateralized and bears interest at the base rate or Central Bank of Western African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.


16.2   SYNDICATED TERM LOAN AND REVOLVING FACILITY

       NM Rothschild & Sons Limited is acting as agent for a consortium of banks comprising a syndicated loan facility of US$25 million term loan and US$10 million revolving credit facility provided to RRL as follows:

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


       i) The syndicated term loan facility of US$25 million bears interest at US three month LIBOR plus 3.75% per annum. The loan requires repayment in quarterly installments over 4 years commencing on January 31, 2002 and is collateralized over substantially all of RRL's assets, including the RRL's share in Morila Limited. The weighted average interest rate for the year ended December 31, 2001 was 6.36%

       ii) The syndicated revolving facility of US$10 million bears interest at US three month LIBOR plus 4.25% per annum. The loan requires repayment by September 2005 and is collateralized over substantially all of RRL's assets, including RRL's share in Morila Limited. At December 31, 2001 drawdowns amounted to US$8 million. Interest of US$0.5 million was paid by RRL during the year. The weighted average interest rate for the year ended December 31, 2001 was 6.45%.


16.3   ABSA SHORT-TERM LOAN

       In September 2001 a R70 million (US$ 5.8 million), one year loan was obtained from ABSA bank. The loan bore interest at the South African prime overdraft rate ("prime") for an initial six month period which ended on March 28, 2002 and at prime plus two percent for the six months thereafter. During the 2002 fiscal year the terms of the agreement were renegotiated. The period of the loan was extended to 30 September 2003 and the interest rate changed to the prime rate for the full period of the loan.

       In March 2002 R30 million ($2.9 million) of the capital amount of the loan was repaid. This was funded by the sale of 1.5 million shares in Durban Roodepoort Deep Limited. In September 2002 a further R10 million ($1 million) was repaid, leaving an outstanding balance of R30 million ($3.5 million), collaterized by 7 360 000 RRL shares,.at the end of the 2002 fiscal year.

        In March 2003 the Group repaid a further R10 million ($1.2 million) on the loan , and the balance of R20 million ($2.3 million) was settled a the end of June 2003. The March 2003 repayment was funded from the proceeds of employee share options exercised. The final settlement in June 2003 was paid from the proceeds of the sale of RRL shares.

       The weighted average interest rate for the year ended December 31, 2002 was 15% (2001 : 13%).

16.4   MATURITIES

       The long-term liabilities all mature in the period ended December 31,
       2003

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


17.      LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

                                                        DECEMBER 31,      DECEMBER 31,
                                                                2002              2001
                                                               $'000             $'000
SOMISY                                        17.1
International Finance Corporation -
principal amount                                                   -             7,129
Government of Mali - principal amount                              -             4,345
                                                              ------            ------
                                                                   -            11,474
                                                              ------            ------

International Finance Corporation -
deferred interest                                                  -             5,201

Government of Mali - deferred interest                             -             3,221
                                                              ------            ------
                                                                   -             8,422
                                                              ------            ------
                                                                   -            19,896
                                                              ======            ======
SOMILO                                        17.2
Government of Mali
-  principal amount                                                 -               436
-  deferred interest                                                -             1,293
LaSource SAS                                                        -                 -
                                                               ------            ------
                                                                    -             1,729
                                                               ------            ------
Total Somisy and Somilo                                             -            21,625
                                                               ======            ======


Loans from outside shareholders in subsidiaries are all in respect of RRL. During the year RRL, which previously was a subsidiary became an associate and at December 31, 2002, its loans from outside shareholders in subsidiaries were therefore not disclosed as such on the balance sheet. The relevant details relating to the loans at the end of the comparative year, December 31, 2001, are:


17.1   SOMISY

       The loans to Somisy are uncollateralized and the principal portion is repayable in full on December 15, 2002, provided there is "net cash available" (as defined in the loan agreements) in Somisy.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


       The original terms of the loans provide for interest, payable monthly at an average three month US$ LIBOR plus 2%. All or part of the interest due may be deferred if "net cash available" is insufficient to pay in full. Deferred interest also incurs interest at the stated rate. To date, no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

       Under the terms of the loans, the minority shareholders have a binding agreement not to claim payment on these loans until they have made good their share of the accumulated loss. Unless there is net cash available at the loan settlement date, the loan will be discharged to the extent of the minority shareholders share of the accumulated losses.

17.2   SOMILO

       The Government of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

       The LaSource SAS loan was acquired by the Group in April 2001 when RRL increased its shareholding from 51% to 80%.

       Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

17.3   OTHER

       Losses of Somisy and Somilo have been attributed to the minority shareholders, as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy or Somilo, the shareholders' loan and deferred interest are not guaranteed.


18.      LIABILITIES ON FINANCIAL INSTRUMENTS

                                          DECEMBER 31,     DECEMBER 31,
                                                  2002             2001
                                                 $'000            $'000


Mark to market of speculative
financial instruments at year-end                     -           1,030
                                                 ------          ------
Total                                                 -           1,030
                                                 ======          ======

At December 31, 2002, Randgold Resources is disclosed as an associate and its liabilities on financial instruments are therefore not disclosed as such on the balance sheet.

         The deferred gain as at December 31, 2001 related to the gain recognized on restructuring of a portion of the Syama hedge book which was deferred so as to be realized over the original production profile of the mine. The deferred gain had been taken to income as a result of the Syama mine being placed on care and maintenance during that year.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


19.    EMPLOYEE BENEFIT PLANS

19.1   PENSION AND PROVIDENT FUNDS

       The Group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Group contributions having been fixed in the constitutions of the funds.

       All the Group's employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Group and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Group for the years ended December 31, 2002, 2001 and 2000 amounted to $0.3 million, $0.3 million and $0.5 million respectively.

19.2   SHARE OPTION SCHEMES

       19.2.1   RANDGOLD SHARE OPTION SCHEME

                Randgold & Exploration Company Limited ("RG&E) has an Employee Share Option Scheme ("Randgold Share Option Scheme" hereafter referred to as the RSOR scheme) under which all employees may be granted options to purchase shares in the Company's authorized but unissued common stock. 7 000 000 unissued shares have been reserved for the RSOR scheme. In terms of the rules of the RSOR scheme, the option purchase price is equal to fair market value at the date of grant.

                Options currently expire no later than ten years from the grant date. Two years from grant date, a third of the total options granted are exercisable. Three years from grant date, a further third of the options are exercisable and four years from grant date, a further third of the options are exercisable. Proceeds received by RG&E from exercises are credited to common stock and capital in excess of par value.

                Tables are denominated in South African Rands ("R"), where applicable.

                The following table summarizes the information relating to the RSOR options outstanding at December 31, 2002:


                                                         OUTSTANDING OPTIONS
                                                                   WEIGHTED      WEIGHTED
                                                                    AVERAGE       AVERAGE
                                                                CONTRACTUAL      EXERCISE
                                                  NUMBER OF        LIFE (IN         PRICE
                                                     SHARES          YEARS)           (R)

                AT DECEMBER 31, 2002
                Range of  exercise price (R)
                5.90 - 11.00                         125,359           4.70           7.63
                11.01 - 15.50                      1,115,150           2.26          12.69
                15.51 - 22.25                        154,400           3.07          18.14
                                                   ---------           ----          -----
                Total                              1,394,909           2.57          12.84
                                                   =========           ====          =====

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


       19.2.1   RANDGOLD SHARE OPTION SCHEME (CONTINUED)


                The following table summarizes the information about the RSOR options exercisable:


                                                                EXERCISABLE OPTIONS
                                                                             WEIGHTED
                                                                              AVERAGE
                                                              NUMBER         EXERCISE
                                                                  OF            PRICE
                                                              SHARES              (R)
                AT DECEMBER 31, 2002
                Range of exercise prices (R)
                5.90 - 11.00                                   95,359             8.09
                11.01 - 15.50                               1,115,150            12.69
                15.51 - 22.25                                 154,400            18.14
                                                            ---------            -----
                Total                                       1,364,909            12.99
                                                            =========            =====


          Activities of the RSOR share option scheme follow:


                                                         AVAILABLE FOR        NUMBER OF   AVERAGE PRICE
                                                                 GRANT           SHARES       PER SHARE
                                                                                                    (R)
                BALANCE AT DECEMBER 31, 1999                   187,131        3,566,127               -
                Shares granted during the year                (158,519)         158,519            5.90
                Shares exercised during the year                     -          (37,500)           6.05
                                                              --------        ---------            ----

                BALANCE AT DECEMBER 31, 2000                    28,612        3,687,146               -
                Shares lapsed during the year                   33,400          (33,400)           6.05
                Shares exercised during the year                     -         (264,502)           8.81
                                                              --------        ---------            ----

                BALANCE AT DECEMBER 31, 2001                    62,012        3,389,244               -

                Shares exercised during the year                     -       (1,994,335)           17.47
                                                              --------        ---------            ----

                BALANCE AT DECEMBER 31, 2002                    62,012        1,394,909               -
                                                              ========        =========            ====

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


An associate of the Company, RRL (previously a subsidiary) has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of RRL may be reserved for the scheme. As at December 31, 2002, December 31, 2001 and December 31, 2000, 4 121 644, 3 371 644 and 3 307 662 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

On January 29, 2001, 873,200 options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, RRL's stock price at that date, which was lower than the grant price on the original grant date. These options have been marked to market with reference to the difference between the grant price and the RRL stock price at year end, with the difference recognized in earnings as stock compensation expense.

Options currently expire no later than ten years from the grant date. Options granted to directors and senior management have the following vesting period: at the date of grant a third of the total option vests, and annually upon anniversary of the grant date a further third of the total option grant vests.

Options granted to other employees vest as follows: on the second anniversary of the grant date a third of the total option grant vests, and annually therefore upon anniversary of the grant date a further third of the total option grant vests.

The total number of shares available to RRSOR was amended from 10% to 15% of issued share capital at an extraordinary general meeting held on July 23, 2001. However, the number of actual shares available for distribution was reduced following completion of the share buyback scheme in October 2001.

Share option activity was as follows: (all figures are number of shares, except for average price per share data).

                                             AVAILABLE FOR GRANT    NUMBER OF SHARES      AVERAGE PRICE
                                                                                          PER SHARE ($)
BALANCE AT DECEMBER 31, 1999                             562,734           2,739,457                  -
Shares authorized during the year                          2,021                   -                  -
Shares lapsed during the year                            210,678           (210,678)               4.01
Shares granted during the year                         (128,000)             128,000               3.64
Shares exercised during the year                               -            (20,213)               3.96
                                                     -----------         -----------           --------
BALANCE AT DECEMBER 31, 2000                             647,433           2,636,566                  -
                                                     -----------         -----------           --------
Amendment to the share option scheme                    (35,759)              23,664                  -
Shares authorized during the year                         99,740                   -                  -
Shares lapsed during the year                          1,010,259         (1,010,259)               4.65
Shares granted during the year                       (1,210,000)           1,210,000               3.37
Shares exercised during the year                               -         (1,013,404)               3.06
                                                     -----------         -----------           --------
BALANCE AT DECEMBER 31, 2001                             511,673           1,846,657                  -
                                                     -----------         -----------           --------
Shares authorized during the year                        750,000                   -                  -
Shares lapsed during the year                             25,322            (25,322)               3.69
Shares granted during the year                       (1,026,639)           1,026,639               6.48
Shares exercised during the year                               -           (202,110)               3.61
                                                     -----------         -----------           --------
BALANCE AT DECEMBER 31, 2002                             260,356           2,645,774                  -
                                                     -----------         -----------           --------

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


The table below summarizes information about the RRSOR options outstanding:

                                                                                 OUTSTANDING OPTIONS
                                                                                          WEIGHTED AVERAGE
                                                                   WEIGHTED AVERAGE     EXERCISE PRICE ($)
                                            NUMBER OF SHARES       CONTRACTUAL LIFE
         RANGE OF EXERCISE PRICE ($)                                     (IN YEARS)
AT DECEMBER 31, 2002
2.3  --  4.97                                      1,081,259                   7.61                   3.46
5.00  --  7.00                                     1,135,239                   8.39                   6.40
10.00  --  16.50                                     429,276                   4.15                  13.46
                                                  ----------                  -----                 ------
                                                   2,645,774                   7.38                   6.34
                                                  ----------                  -----                 ------
AT DECEMBER 31, 2001
2.3  --  4.97                                      1,262,717                   8.57                   3.46
5.00  --  7.00                                       112,600                   7.72                   5.62
10.00  --  16.50                                     471,250                   5.20                  13.73
                                                  ----------                  -----                 ------
                                                   1,846,567                   7.66                   6.21
                                                  ----------                  -----                 ------

The table below summarizes the information about the RRSOR exercisable options outstanding:

                                                                        EXERCISABLE OPTIONS
                                                                                           WEIGHTED AVERAGE
                                                              NUMBER OF SHARES         EXERCISE AVERAGE ($)
EXERCISE PRICE ($)
AT DECEMBER 31, 2002
2.50  --  4.97                                                         608,159                         3.49
5.00  --  7.00                                                          64,600                         6.03
10.00 -- 16.50                                                         429,276                        13.46
                                                                     ---------                       ------
                                                                     1,102,035                         7.52
                                                                     ---------                       ------

The options exercisable on December 31, 2002, 2001 and 2000 were 1 102 035, 1 005 012 and 1,338 392 respectively. The range of option exercise prices is wide primarily due to fluctuations of the RRL stock price over the period of the grants.

The Group has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees and related interpretations". Under APB No. 25, because the exercise price of the Group and RRL's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized in the Group's financial statements.

However, in the case of options which are re-priced, FIN 44 "Accounting for Certain Transactions involving stock compensation on interpretation of APB 25" requires that stock compensation be recognized for such re-pricing, reflecting the subsequent movement in the value of the option.
Pro-forma information regarding net income and earnings per share is required by SFAS No.123 "Accounting for Stock-Based Compensation". This information is required to be determined as if the Group had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


The fair value of options granted in the fiscal years ended December 31, 2002, 2001 and 2000, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

                                           2002           2001            2000
Expected life (in years) - RSOR               -              -               4
Expected life (in years) - RRSOR              4              4               5
Risk free interest rate - RSOR                -              -           13.0%
Risk free interest rate - RRSOR            1.9%           3.9%            6.0%
Volatility - RSOR                             -              -             80%
Volatility - RRSOR                          84%            61%             80%
Dividend yield - RSOR                         -              -              0%
Dividend yield - RRSOR                       0%             0%              0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Group's and RRL's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing model does not necessarily provide a reliable single measure of the fair value of its options.

During the fiscal years ended December 31, 2002, 2001 and 2000, the weighted average estimated fair value of employee stock options granted under the RSOR scheme was Rnil, Rnil and Rnil respectively.

During the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07, $1.86 and $2.60 per share, respectively.

The following table illustrates the effect on net income and earnings per share, as determined if the Group had applied the fair value recognition provisions of FAS 123, to stock-based employee compensation.


(In   thousands   except  for   earnings  per  share                 2002             2001                2000
information):                                                        $000             $000                $000
Net income / (loss) as reported under US GAAP                      27,488            (407)               5,482

Less:   Total   stock-based   compensation   expense
determined  under  fair  value  based  method of all
awards                                                               (925)         (1,332)              (2,396)


Pro-forma net income / (loss)                                      26,563          (1,739)               3,086


Earnings / (loss) per share:
Basic  -  as reported (cents)                                          64              (1)                  13
Basic - pro forma (cents)                                              62              (4)                   7

Diluted - as reported (cents)                                          63                -                  13
Diluted - pro forma (cents)                                            61                -                   7

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


The impact on pro-forma net income and earnings / (loss) per share in the table above may not be indicative of the effect in future years. The Group and RRL continues to grant stock options to new employees. This policy may or may not continue.

20.    ADDITIONAL CASH FLOW INFORMATION

       The significant additional cash flow information is as follows:

       20.1      DISPOSAL OF SUBSIDIARIES

            20.1.1      RANDGOLD RESOURCES LIMITED ("RRL")

            At the time of RRL's listing on the Nasdaq in July 2002, it issued 5 million new shares to new shareholders. This resulted in the Group's portion of the total RRL shareholding reducing from 59% to 48%. From July 2002 RRL is therefore not consolidated as a subsidiary, but accounted for by the quity method as an associate company. The book value of the Group's share of the assets and liabilities at the time of the change in status was as follows :

                                                                                                        JULY 7, 2002
                                                                                                              $' 000
            Property, plant and equipment                                                                     13,955
            Current assets                                                                                       716
            Investment in JV                                                                                  51,775
            Long term loans, loans from outside shareholders in subsidiaries and outside                     (44,389)
            shareholders interest
                                                                                                            --------
            Net book value of interest in subsidiary before share issue                                       20,625
            Net book value of interest in associate after share issue                                         30,751
            Cash proceeds received                                                                                 -
                                                                                                            --------
            Dilution gain                                                                                     10,126

            Currency translation differences : dilution of subsidiary / associate                              2,732
                                                                                                            --------
            Total gain on reduction of interest in subsidiary / associate                                     12,858
                                                                                                           =========

            Cash proceeds received on reduction of interest in subsidiary / associate                              -
            Cash of subsidiary on becoming an associate                                                        2,954
                                                                                                            --------
            Cash reduction                                                                                     2,954
                                                                                                           =========

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


       20.1.2   RANDGOLD RESOURCES MORILA LIMITED ("RRML")

       On July 3, 2000 the Group concluded the sale of 50% of its wholly owned subsidiary, RRML, together with 50% of shareholders' loan due to the Group by Morila for an aggregate cash consideration of US$ 132 million which the Group received prior to the year end. Morila was, at that date, 80% owned by RRML and 20% by the Mali Government. The book value of the Group's share of assets and liabilities disposed of were as follows:

                                                                                                  JULY 31, 2000
                                                                                                         $' 000
       Property, plant and equipment                                                                     59,965
       Accounts payable                                                                                 (3,512)
       Accounts receivable                                                                                1,820
       Cash and equivalents                                                                               1,263
       Long term loans and loans from outside shareholders in subsidiaries                             (52,515)
                                                                                                       --------
                                                                                                          7,021
       Sales price                                                                                    (132,000)
                                                                                                       --------
       Profit on sale                                                                                 (124,979)
                                                                                                      =========

       At the date upon which the Group consummated the sale of 40% of its interest in the Morila mine to AngloGold and in terms of the shareholder loan agreements, the minority shareholders have a binding agreement not to claim payment on these loans until there was "net cash available" within Morila to settle the minority shareholders loan. As there was no "net cash available" within Morila, the loan could not be settled, and was deemed to be a permanent investment by the shareholder in Morila and treated as a component of Morila's shareholders' equity.


21.    FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

       The Company's financial instruments are set out in note 22.


       In the normal course of its operations, the Group is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken.

       21.1     CONCENTRATION OF CREDIT RISK

                The Group's financial instruments do not represent a concentration of credit risk because the Group sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision is maintained. Because of the international market for gold, any changes in the selected financial institutions would not have a material adverse impact on the Group.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


       21.2     FOREIGN CURRENCY AND COMMODITY PRICE RISK

                In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). In addition, the Group has investments and liabilities in a number of different currencies (primarily US$). As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Group does not currently hedge its exposure to foreign currency exchange rates.

                Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices.

       21.3     INTEREST RATES AND LIQUIDITY RISK

                Fluctuation in interest rates impact on the value of short-term cash investments and financing activities (including long-term loans), giving rise to interest rate risk.

                In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks.

                Funding deficits for the Group's mining operations have been financed through external debt, liquidation of investments and the sale of 40% of its interest in Morila. It is expected that the Group's significant investment, RRL, will continue to fund its working capital and capital expenditure requirements from its own investments, cash resources and financing activities.


22.    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                           DECEMBER 31, 2002                 DECEMBER 31, 2001
                                                      CARRYING          FAIR          CARRYING            FAIR
                                                        AMOUNT         VALUE            AMOUNT           VALUE
                                                         $'000         $'000             $'000           $'000
Financial assets

Cash and equivalents                                     2,541         2,541             2,395           2,395
Receivables                                                718           718            13,488          13,488
Investments                                             17,345        17,345             8,902           8,902


Financial liabilities

Accounts payable (including tax payable)                 6,697         6,697            13,232          13,232
Bank overdrafts                                              -             -             1,708           1,708
Short-term loans (including current
   portion of long-term loans)                           3,615         3,615             9,037           9,037
Long-term debt (excluding loans from
   outside shareholders)                                     -             -            30,727          30,727
Liabilities on financial instruments                         -             -             1,030           1,030

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


Financial instruments

No financial instruments were held by the Group and its direct investments at December 31, 2002.

Details of on balance sheet gold derivative contracts as at December 31, 2001 are:

--------------------- -------------------------------------------------- -------------------------------------------
                                       HEDGING INSTRUMENTS                           UNMATCHED INSTRUMENTS
                      -------------------------------------------------- -------------------------------------------
   MATURITY DATES          PUTS PURCHASED            FORWARD SALES           PURCHASED CALLS         CALLS SOLD
--------------------- --------------------- ---------------------------- -------------------- ----------------------
                        OUNCES     US$/OZ      OUNCES        US $/OZ       OUNCES    US $/OZ     OUNCES    US $/OZ
--------------------- ----------- --------- ------------- -------------- ----------- -------- ----------- ----------
SYAMA
December 31, 2004            -         -            -             -             -         -     148,500        353
--------------------- ----------- --------- ------------- -------------- ----------- -------- ----------- ----------

The total fair value of the above financial instruments as at December 31, 2001 was a loss of US$1.0 million.

ESTIMATION OF FAIR VALUES

Receivables, accounts payable, bank overdrafts and cash and equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Investments and other non-current assets

The fair value of publicly traded instruments is based on quoted market values. All other instruments have been valued by the directors using discounted cash flow analyses.

Long term debt

The fair value of the Bonds is based on quoted market prices. The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

GOLD PRICE CONTRACTS

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


23.    COMMITMENTS AND CONTINGENT LIABILITIES

       23.1     CAPITAL EXPENDITURE

                                                  YEAR ENDED               YEAR ENDED              YEAR ENDED
                                                DECEMBER 31,             DECEMBER 31,            DECEMBER 31,
                                                        2002                     2001                    2000
                                                       $'000                    $'000                   $'000

       Contracts for capital expenditure                   -                      150                       -
       Authorized but not contracted for                   -                        -                       -
                                                      ------                   ------                  ------
                                                           -                      150                       -
                                                      ======                   ======                  ======

24.    RELATED PARTIES

       At December 31, 2002 related party payables of US$4.7 million were outstanding. Refer to note 13.

       In terms of a services agreement entered into with RRL, Randgold & Exploration provides certain technical and administrative services to Randgold Resources. This is done on a cost plus mark up basis, and the net income for 2002 was $0.1 million.


25.    GEOGRAPHIC AND SEGMENT INFORMATION

       The Group, through its direct and indirect investments, is involved in mining and exploration activities in South Africa and West Africa.

       The Group has four main reportable segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are the Syama Mine (Mali), the Group's 40% share of the Morila Mine (Mali), West African corporate and exploration, and South African corporate, exploration and other.

       The Group's reportable segments are differentiated by their geographic location and the activities they undertake.

       The amount of each segment item reported is the measure reported to the chief operating decision maker for purposed of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments profitability and assets are reconciled to the amounts reported in the Group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


25.    GEOGRAPHIC AND SEGMENT INFORMATION (CONTINUED)

       a)  Year ended December 31, 2002

                                                     GROUP'S                                           ADJUSTMENT FOR
                                                   40% SHARE     CORPORATE,     CORPORATE,              GROUP'S SHARE
                                                   OF MORILA    EXPLORATION    EXPLORATION              OF ASSOCIATES
                                      SYAMA MINE        MINE      AND OTHER      AND OTHER                     AND JV
                                          (MALI)      (MALI)     (NON SOUTH         (SOUTH        SUB           $'000
                                           $'000       $'000       AFRICAN)       AFRICAN)      TOTAL                      TOTAL
                                                                      $'000          $'000      $'000                      $'000
PROFIT AND LOSS
Gold sales                                     -     131 440              -              -    131,440        (131,440)         -
Mine production costs                          -     (22 234              -         (1,083)   (23,317)         22,234      (1083)
                                        --------    --------       --------       --------   --------        --------   --------
Mine operating profit / (loss)                 -     109,206              -         (1,083)   108,123        (109,206)    (1,083)
Royalties                                 (9,185)     (9,185)         9,185              -
Interest expense                               -      (2,631)        (1,377)        (1,667)    (5,675)          3,014     (2,661)
Dividends and interest received                -         195             29            284        508            (204)       304
Depreciation and amortisation                  -      (8,578)        (1,665)            (6)   (10,249)          9,411       (838)
Gain on financial instruments               (774)        429              -              -       (345)           (800)    (1,145)
Loss on sale of investments                    -           -              -           (143)      (143)              -       (143)
Exploration and corporate                      -        (575)       (15,848)             -    (16,423)         10,564     (5,859)
expenditure
Stock compensation                             -           -         (3,815)             -     (3,815)          2,018     (1,797)
Other income/(expenditure) - net          (4,955)        303            311            798     (3,545)          3,502        (43)
                                        --------    --------       --------       --------   --------        --------   --------
Loss before equity income tax and         (5,729)     89,164        (22,365)        (1,819)    59,251         (72,516)   (13,265)
minority interest
Equity income of joint venture /               -           -              -              -          -          43,722     43,722
associate
Tax and minority interest                  2,867     (43,888)         9,258              -    (31,763)         28,794     (2,969)
                                        --------    --------       --------       --------   --------        --------   --------
Net (loss)/profit                         (2,862)     45,276        (13,107)        (1,819)    27,488               -     27,488
                                        ========    ========       ========       ========   ========        ========   ========
CAPITAL EXPENDITURE                            -       5,464              -            174      5,638          (5,464)       174
TOTAL ASSETS                               8,571     116,720         48,567         22,303    196,161        (116,649)    79,512
TOTAL EXTERNAL LIABILITIES                 8,375      44,213          2,285         16,317     71,190         (54,873)    16,317

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


25.    GEOGRAPHIC AND SEGMENT INFORMATION (CONTINUED)

       b) Year ended December 31, 2001

                                                     GROUP'S                                           ADJUSTMENT FOR
                                                   40% SHARE     CORPORATE,     CORPORATE,                GROUP'S 40%
                                                   OF MORILA    EXPLORATION    EXPLORATION                   SHARE OF
                                      SYAMA MINE        MINE      AND OTHER      AND OTHER                MORILA MINE
                                          (MALI)      (MALI)     (NON SOUTH         (SOUTH        SUB           $'000
                                           $'000       $'000       AFRICAN)       AFRICAN)      TOTAL                       TOTAL
                                                                      $'000          $'000      $'000                       $'000
PROFIT AND LOSS
Gold sales                                16,723      67,431              -              -     84,154         (67,431)     16,723
Termination costs relating to
closure of Syama                          (1,470)          -              -              -     (1,470)              -      (1,470)
Mine production costs                    (23,867)    (21,017)             -         (1 058    (45,942)         21,017     (24,925)
                                        --------    --------       --------       --------   --------        --------    --------
Mine operating profit / (loss)            (8,614)     46,414              -         (1 058     36,742         (46,414)     (9,672)
Royalties                                 (1,053)      (4748)             -              -     (5,801)          4,748      (1,053)
Interest expense                          (1,009)     (2,277)          (781)        (4,340)    (8,407)          2,277      (6,130)
Dividends and interest received                -         243          2,050             32      2,325            (243)      2,082
Depreciation and amortisation                  -      (6,815)        (1,482)          (667)    (8,964)          6,815      (2,149)
Gain on financial instruments              7,638        (214)             -          7,424        214           7,638
Loss on sale of investments                    -           -              -         (1,323)    (1,323)              -      (1,323)
Exploration and corporate                      -          70         (9,379)          (232)    (9,541)            (70)     (9,611)
    expenditure
Additional provision for post-                 -           -              -         (3,010)    (3,010)              -      (3,010)
   retirement benefits
Stock compensation                             -           -         (1,739)             -     (1,739)              -      (1,739)
Other income/(expenditure) -              (4,709)       (191)         1,077          2,198     (1,625)            191      (1,434)
    net
                                        --------    --------       --------       --------   --------        --------    --------
(Loss)/income before equity
    income tax and minority               (7,747)     32,482        (10,254)        (8,400)    (6,081)        (32,482)    (26,401)
    interest
Equity income of joint venture                 -           -              -              -          -          32,482      32,482
Tax and minority interest                    260           -            270         (7,018)    (6,488)              -      (6,488)
                                        --------    --------       --------       --------   --------        --------    --------
Net (loss)/profit                         (7,487)     32,482         (9,984)       (15,418)      (407)              -        (407)
                                        ========    ========       ========       ========   ========        ========    ========
CAPITAL EXPENDITURE                        2,805       9,795          1,382              -     13,982           9,795       4,187
TOTAL ASSETS                              14,246      89,329         15,979          9,013    128,567         (41,042)     87,525
TOTAL EXTERNAL LIABILITIES                13,214      40,770         35,073         15,320    104,377         (20,480)     83,897

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


25.    GEOGRAPHIC AND SEGMENT INFORMATION (CONTINUED)

       c)  Year ended December 31, 2000

                                                                                                            ADJUSTMENT
                                                 GROUP'S 40%     CORPORATE,     CORPORATE,                         FOR
                                                    SHARE OF    EXPLORATION    EXPLORATION                 GROUP'S 40%
                                   SYAMA MINE    MORILA MINE      AND OTHER      AND OTHER                    SHARE OF
                                       (MALI)         (MALI)     (NON SOUTH         (SOUTH          SUB    MORILA MINE
                                        $'000          $'000       AFRICAN)       AFRICAN)        TOTAL          $'000      TOTAL
                                                                      $'000          $'000        $'000                     $'000
PROFIT AND LOSS
Gold sales                             48,615         15,168              -              -       63,783       (15,168)     48,615
Mine production costs                (54,100)        (4,077)              -        (5,800)     (63,977)          4,077   (59,900)
                                      ------         -------         ------         ------       ------       -----        ------
Mine operating profit / (loss)        (5,485)         11,091              -        (5,800)        (194)       (11,091)   (11,285)
Royalties                             (2,808)          (910)              -              -      (3,718)            910    (2,808)
Interest expense                      (3,233)        (1,294)       (10,347)        (3,026)     (17,900)          1,294   (16,606)
Dividends and interest received             -              -          2,167            333        2,500              -      2,500
Write down due to impairment         (74,606)                             -              -     (74,606)              -   (74,606)
Depreciation and amortisation        (11,244)          (964)              -            179     (12,029)            964   (11,065)
Gain on financial instruments           3,602              -              -              -        3,602              -      3,602
Profit on sale of Morila                    -              -        124,979              -      124,979              -    124,979
Loss on sale of investments                 -              -              -        (3,375)      (3,375)              -    (3,375)
Exploration and corporate
    expenditure                             -              -       (10,870)          (973)     (11,843)              -   (11,843)
Other income/(expenditure) -            5,181           (15)        (2,116)          2,194      (5,244)             15      5,259
    net
(Loss)/profit before equity
    income tax and minority          (88,593)          7,908        103,813       (10,468)       12,660        (7,908)      4,752
    interest
Equity income of joint venture              -                                            -            -          7,908      7,908
Tax and minority interest               1,111              -            147        (8,436)      (7,178)              -    (7,178)
                                      -------         ------         ------         ------       ------         ------     ------
Net (loss)/profit                    (87,482)          7,908        103,960       (18,904)        5,482              -      5,482
                                      =======         ======        =======        =======       ======         ======     =======
CAPITAL EXPENDITURE                     4,456         61,074            320              -       65,850       (61,074)      4,776
TOTAL ASSETS                           23,931         85,812         68,728          5,106      183,577       (48,863)    134,714
TOTAL EXTERNAL LIABILITIES             28,000         48,273          5,354         59,175      140,802       (23,045)    117,757

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


25.    GEOGRAPHIC AND SEGMENT INFORMATION (CONTINUED)

NOTES ON THE RECONCILIATION OF SEGMENT INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS.


A. JOINT VENTURES

For management reporting purposes joint ventures are proportionately consolidated. Under US GAAP the equity method of accounting is applied.


B. ASSOCIATES

For management reporting purposes RRL is fully consolidated. Under US GAAP the equity method has been applied since RRL became an associate in July 2003.



26.    SUBSEQUENT EVENTS

On June 13, 2003 the Group disposed of 1 million of its shares in RRL at an average price of 9.60 Pounds Sterling per share. This transaction, together with earlier share options exercised, reduced the stake in that company from 48% at year-end to 43% at the end of June 2003.

At the end of June 2003, Randgold & Exploration repaid the full outstanding amount of R34.9 million ($4.7 million) owing to Consolidated Mining Management Services Limited as well as the full outstanding balance of R20 million ($2.6 million) in respect of the ABSA loan.

On July 1, 2003 Randgold & Exploration entered into a loan agreement with JCI Gold Limited ("JCI") whereby R30 million will be advanced to JCI. The loan commenced on July 1, 2003 for a period of six months and bears interest at a rate of one percent above the call rate the Standard Bank of South Africa offers its corporate clients. Collateral to the value of R45 million has been provided in the form of Western Areas Limited shares.

On June 30, 2003 the script lending agreements referred to in notes 10 and 12 were extended until December 31, 2003.

On July 2, 2003 Randgold & Exploration acquired 8.1 million ordinary shares in The Afrikander Lease Limited for a total consideration of R40.8 million ($5.4 million), which equates to approximately 4.3% of that company's issued share capital.

                       REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Randgold Resources Limited

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries and joint venture ("the Group") as of December 31, 2002 and 2001, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the International Standards on Auditing and Auditing Standards Generally Accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Accounting Standards.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

March 11, 2003

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                                                          2002          2001           2000
                                                                         NOTES           $'000         $'000          $'000
                                                                                    ----------    ----------     ----------
REVENUES
Product sales                                                                          131,440        84,154         63,781
Interest income                                                                            225         2,293          2,167
Profit on sale of interest in Morila                                                         -             -        124,979
Exchange gains                                                                           2,477           427          8,615
Other income                                                                               509           633          1,843
                                                                                    ----------    ----------     ----------
                                                                                       134,651        87,507        201,385
                                                                                    ----------    ----------     ----------
COSTS AND EXPENSES
Mine production costs                                                                   22,706        37,349         43,823
Transport and refinery costs                                                               588           547            237
Movement in production inventory and stockpiles                                          (145)         (813)          5,153
Transfer to deferred stripping costs                                                   (5,043)       (1,991)          (367)
General and administration expenses                                                      4,128        11,262          9,332
Royalties                                                                                9,185         5,801          3,718
Exploration and corporate expenditure                                                   16,686         9,187         10,731
Depreciation and amortization                                                            8,765         7,097         12,208
Interest expense                                                                         3,686         4,067         14,874
Impairment of assets - Syama mine                                                            -             -         74,606
Loss/(gain) on financial instruments                                                       346       (7,424)        (3,602)
Provision for environmental rehabilitation                                                 600           317            294
Exchange losses                                                                          1,900         1,269          1,085
Other                                                                                    5,741         3,610          6,190
                                                                                    ----------    ----------     ----------
                                                                                        69,143        70,278        178,282
                                                                                    ----------    ----------     ----------
INCOME BEFORE TAXES                                                                     65,508        17,229         23,103
Income tax expense                                                         3                 -         (126)          (363)
                                                                                    ----------    ----------     ----------
INCOME BEFORE MINORITY INTEREST                                                         65,508        17,103         22,740
Minority interest                                                                          220           656          1,621
                                                                                    ----------    ----------     ----------
NET INCOME                                                                              65,728        17,759         24,361
                                                                                    ==========    ==========     ==========

BASIC EARNINGS PER SHARE ($)                                               4              2.61          0.58           0.74
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION                            4        25,147,820    30,517,646     33,062,209
DILUTED EARNINGS PER SHARE ($)                                             4              2.59          0.57           0.73
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION                            4        25,408,733    30,761,095     33,294,452



See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                                                                                             2002               2001
                                                                              NOTES          $'000              $'000
                                                                                         ------------       ------------
ASSETS
CURRENT ASSETS
Cash and equivalents                                                                         59,631              6,683
Restricted cash                                                                 5             4,526              4,474
Receivables                                                                     6            14,262             16,558
Inventories                                                                     7            11,601              9,743
                                                                                         ------------       ------------
TOTAL CURRENT ASSETS                                                                         90,020             37,458
PROPERTY, PLANT AND EQUIPMENT
Cost                                                                                        168,540            163,076
Accumulated depreciation and amortization                                                   (92,104)           (83,339)
                                                                                         ------------       ------------
NET PROPERTY, PLANT AND EQUIPMENT                                               8            76,436             79,737
OTHER LONG-TERM ASSETS                                                          9             7,402              2,359
                                                                                         ------------       ------------
TOTAL ASSETS                                                                                173,858            119,554
                                                                                         ============       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                       10            10,838             10,851
Current portion of long-term liabilities                                       13             9,726             11,224
Bank overdraft                                                                 11             1,170              1,708
                                                                                         ------------       ------------
Total current liabilities                                                                    21,734             23,783
PROVISION FOR ENVIRONMENTAL
REHABILITATION                                                                 12             4,972              4,340
LONG-TERM LIABILITIES                                                          13            19,307             57,147
LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES                               14             9,506             21,625
MINORITY SHARE OF ACCUMULATED LOSSES                                                         (8,176)           (20,290)
LIABILITIES ON FINANCIAL INSTRUMENTS                                           15             7,530              2,452
SHAREHOLDERS' EQUITY
Share capital
AUTHORIZED:
40,000,000 ordinary shares of 10 US cents each, for both years presented ISSUED:
27,663,740 ordinary shares (2001: 22,461,630)                                                 2,766              2,246
Additional paid-in capital                                                                  190,618            161,830
Accumulated losses                                                                          (66,106)          (131,834)
Other reserves                                                                               (8,293)            (1,745)
                                                                                         ------------       ------------
TOTAL SHAREHOLDERS' EQUITY                                                                  118,985             30,497
                                                                                         ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  173,858            119,554
                                                                                         ============       ============

Commitments and contingencies - see note 22

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                NUMBER        SHARE     ADDITIONAL    ACCUMULATED    OTHER      TOTAL
                                                  OF         CAPITAL     PAID-IN        LOSSES      RESERVES
                                               ORDINARY                  CAPITAL
                                                SHARES        $'000       $'000          $'000       $'000      $'000
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 1999                  33,056,416       3,305      240,664       (174,469)          -    69,500
Net income                                             -           -            -         24,361           -    24,361
Exercise of employee stock options and other
issues                                            20,213           2           78              -           -        80
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2000                  33,076,629       3,307      240,742       (150,108)          -    93,941
Change in accounting policy in respect of
IAS 39                                                 -           -            -            515       2,388     2,903
                                              ----------     -------    ----------    -----------   --------   -------
RESTATED BALANCE AT JANUARY 1, 2001           33,076,629       3,307      240,742       (149,593)      2,388    96,844
Net income                                             -           -            -         17,759           -    17,759
Exercise of employee stock options               997,404         100        1,639              -           -     1,739
Movement on cash flow hedges                           -           -            -              -      (4,133)   (4,133)
Share buyback and related expenses           (11,612,403)     (1,161)     (80,551)             -           -   (81,712)
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2001                  22,461,630       2,246      161,830       (131,834)     (1,745)   30,497
Net income                                             -           -            -         65,728           -    65,728
Exercise of employee stock options               202,110          20          683              -           -       703
Movement on cash flow hedges                           -           -            -              -      (6,548)   (6,548)
Issue of shares - public offering              5,000,000         500       32,000              -           -    32,500
Share issue expenses                                   -           -       (3,895)             -           -    (3,895)
                                              ----------     -------    ----------    -----------   --------   -------
BALANCE AT DECEMBER 31, 2002                  27,663,740       2,766      190,618        (66,106)     (8,293)  118,985
                                              ==========     =======    ==========    ===========   ========   =======

The Company listed its shares on the Nasdaq Stock Market on 11 July 2002, when it issued and allotted 5 000 000 million new shares to new shareholders and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equates to two ordinary shares.

The repurchase of 34.08% of the Company's shares at US$7 per share was completed in September 2001, with the Company paying a total of US$81.7 million to shareholders.




See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                                       NOTES            2002           2001          2000
                                                                                       $'000          $'000         $'000
                                                                                   ---------      ---------     ---------
CASH FLOWS FROM OPERATIONS
Income before taxes                                                                   65,508         17,229        23,103
Depreciation and amortization                                                          8,765          7,097        12,208
Transfer to deferred stripping                                                        (5,043)        (1,991)         (368)
Loss/(gain) on financial instruments                                                     346         (7,427)       (2,168)
Profit on sale of Morila                                                                   -              -      (124,979)
Loss on the disposal of inventories at Syama                                               -            296             -
Net increase in provision for environmental rehabilitation                               600            724         1,903
Impairment of assets - Syama mine                                                          -              -        74,606
Amortization of covenants not to complete                                                  -              -           483
Effects of changes in operating working capital items:
- receivables                                                                          2,328         10,211       (16,294)
- inventories                                                                         (1,858)           498          (229)
- accounts payable and accrued liabilities                                               (13)        (5,367)       (1,805)
                                                                                   ---------      ---------     ---------
Net cash provided by/(utilized in) operations                                         70,633         21,270       (33,540)
                                                                                   ---------      ---------     ---------

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                                       (5,464)       (11,946)      (65,850)
Proceeds on disposal of property, plant and
equipment at Syama                                                                         -          2,407             -
Proceeds on disposal of interest in Morila                                                 -              -       132,000
Cash held by Morila on disposal of interest                                                -              -        (1,263)
Movement in restricted cash                                                             (52)         (4,474)            -
                                                                                   ---------      ---------     ---------
Net cash (utilized in)/provided by investing activities                              (5,516)        (14,013        64,887
                                                                                   ---------      ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received on financial instruments                                                 -          4,278         1,434
Ordinary shares issued                                                                33,203          1,739            80
Share buy back                                                                             -        (81,287)            -
Share issue/buy back expenses                                                         (3,895)          (425)            -
Long-term loans and loans from outside shareholders in
subsidiaries (repaid)/received - (net, including short-term                          (40,939)        11,775        35,327
portions)                                                                               (538)          (159)       (6,128)
                                                                                   ---------      ---------     ---------
Decrease in bank overdraft
Cash (utilized in) /provided by financing activities                                 (12,169)       (64,079)       27,845
                                                                                   ---------      ---------     ---------
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS                                       52,948        (56,822)       59,192
                                                                                   ---------      ---------     ---------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                              6,683         63,505         4,313
                                                                                   ---------      ---------     ---------
CASH AND EQUIVALENTS AT END OF YEAR                                                   59,631          6,683        63,505
                                                                                   =========      =========     =========





See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



1.   NATURE OF OPERATIONS

         The Company, its subsidiaries and joint venture ("the Group") carry out opencast mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one operation in Mali under care and maintenance, namely the Syama Mine, two projects at feasibility stage as well as a portfolio of exploration projects in West and East Africa.

         The main focus of exploration work is on its advanced projects in Mali West, around Morila and in Senegal. The Company also has two projects at feasibility stage, Loulo in western Mali and Tongon in Cote d'Ivoire. The Company identifies various stages of feasibility for its projects. The Loulo project has been advanced from the exploration phase through early feasibility stage involving preliminary financial evaluation of the viability of the project to a final feasibility stage which entails the development of a detailed plant and infrastructure design, an environmental impact study and a full financial analysis to enable a development decision to be made. The decision to develop the mine is awaiting the outcome of discussions on regional infrastructure and fiscal regime with the Mali Government who have set up an inter-ministerial commission to examine those matters. The Tongon project is at an earlier stage of feasibility, where the data currently available is less accurate, requiring further detailed work to be performed. The data currently available is of a sufficient level for preliminary economic analysis to be undertaken. The Company does not capitalize any expenditure until a decision to develop a project is made.

         The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine, Somilo S.A. ("Somilo") which conducts the exploration and development activities over the Loulo site and Somisy S.A. ("Somisy") which owns and operated the Syama Mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

         In December 2001, the Syama operation was placed on care and maintenance. Activities at the Syama mine have now been reduced to rehabilitation and monitoring work while discussions with interested parties to acquire the mine and the fixed assets are continuing. A final decision will be made pending the outcome of the discussions with interested third parties or a significant sustained improvement in the gold price.

2.   SIGNIFICANT ACCOUNTING POLICIES

         The financial information in this report has been prepared on the historical cost basis in accordance with International Accounting Standards. A summary of the significant accounting policies, which have been applied consistently for all periods covered by this report, is set out below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         GENERAL: The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

         CONSOLIDATION: The consolidated financial information includes the financial statements of the Company, its subsidiaries and Company's proportionate share of the joint venture.

         A company in which the Group holds directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. Subsidiaries are consolidated from the date control is transferred to the Group and are no longer consolidated from the date control ceases. The minority interest in the consolidated equity and in the consolidated results are shown separately.

         Any excess or deficits of the purchase price when compared to the fair value of the subsidiary acquired is attributed to mineral property interests and amortized in terms of the Group accounting policies. The results of subsidiaries are included from effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

         Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method and under this method, the proportion of assets, liabilities and income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

         Any excess or deficits of the purchase price when compared to the Group share of the fair value of the joint venture acquired is attributed to mineral property interests and amortized in accordance with Group accounting policies.

         CASH AND EQUIVALENTS include all highly liquid investments with a maturity of three months or less at the date of purchase.

         INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value

         Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity, and mine design.

         Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the orebody before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recoverability percentage (based on the historical recovery rates of the processing plant). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to the mining operations. Value is

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         added to the stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

         In-process inventories represent materials that are currently in the process of being converted to saleable product. In-process material is measured based on assays of the material fed to process and the projected recovery of the plant. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including applicable depreciation relating to the plant facility, incurred at that point in the process.

         EXPLORATION COSTS are expensed as incurred. Costs related to property acquisitions are capitalized.

         UNDEVELOPED PROPERTIES upon which the Group has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write-down is recorded.

         DEVELOPMENT COSTS AND MINE PLANT FACILITIES relating to existing mines are capitalized. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

         DEFERRED STRIPPING COSTS : The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period. The remaining life of the open-pit mine operations where the Group defers mining costs is 7 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Group's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

         The deferred stripping accounting method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Group's operation where it is employed, by assigning each ounce of gold with an equivalent amount of waste removal cost. If the Group were to expense stripping costs as incurred, there could be greater volatility in the Group's period-to-period results of operations.

         The Group has classified these costs as "Other Long-Term Assets" on the Consolidated balance sheet. Deferred stripping costs is the only component of "Other Long-Term assets". Total deferred stripping costs as at December 31, 2002 and 2001 were $7.4 million and $2.4 million

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $5 million, $2.0 million and $0.4 million in the years ended December 31, 2002, 2001 and 2000, respectively.

         DEPRECIATION AND AMORTIZATION: Long-lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

         Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

         MINING PROPERTY EVALUATIONS: Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the Company compares the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, the Company will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project.

         Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management can control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

         REHABILITATION COSTS: The net present value of future rehabilitation costs estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

         Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

         Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

         PROVISIONS are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

         GOLD SALES: Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

         INTEREST is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

         DERIVATIVES: The Company adopted International Accounting Standard 39 ("IAS 39"). "Financial Instruments: Recognition and Measurement" effectively January 1, 2001.

         Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognized in income.

         Currently all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

         On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

         Recognition of derivatives which meet the criteria for the normal purchases, normal sales exception are deferred until settlement.

         Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and at the end of each reporting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders'

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

         equity. Certain of the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to accumulated losses in the statements of consolidated shareholder's equity.

         PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS: Provident funds, which are defined contribution plans are funded through monthly contributions which are charged to income statement as incurred.

         INCOME AND MINING TAXES: The Company follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognized for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.

         Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

         EARNINGS PER SHARE is computed by dividing net income by the weighted average number of ordinary shares in issue during the year/period.

         FULLY DILUTED EARNINGS PER SHARE is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.   INCOME AND MINING TAXES

         The Company is not subject to income tax in Jersey. The operating joint venture, Morila, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by $31.7 million, $11.3 million and 2.8 million, due to not incurring its share of Morila's tax expense for the years ended December 31, 2002, 2001 and 2000 respectively. Accordingly had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by $1.26, $0.37 and $0.09 for the years ended December 31, 2002, 2001and 2000 respectively. Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

3.1      CURRENT TAX

         The tax charge for the years ended December 31, 2001 and 2000 included in suspended operations, represents minimum Mali tax. No tax liability has accrued in the year ended December 31, 2002 based on Malian tax law.

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         CURRENT
         Income and mining tax on suspended operations                              -          (126)           (363)
         Income and mining tax on continuing operations                             -              -               -
                                                                       --------------  -------------  --------------
         Total current income and mining taxes                                      -          (126)           (363)
                                                                       ==============  =============  ==============

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Major items causing the Company's actual income tax charge to differ from the standard charge as follows:

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         Tax at statutory rate                                                      -              -               -
         Minimum tax payable on Malian mining operations                            -          (126)           (363)
                                                                       --------------  -------------  --------------
         Total income and mining taxes                                              -          (126)           (363)
                                                                       ==============  =============  ==============

3.2      DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS
         FOLLOWS:

                                                                                 2002           2001            2000
                                                                                $'000          $'000           $'000
                                                                       --------------  -------------  --------------
         Deferred income and mining tax liabilities
         -  depreciation and amortization
         Gross deferred income and tax assets:                                      -              -               -
         -  assessable tax loss carry forwards                               (125,057)      (118,500)        (98,100)
         -  provisions including rehabilitation accruals                       (2,600)        (2,000)         (6,606)
                                                                       --------------  -------------  --------------
         Gross deferred income and mining tax assets                         (127,657)      (120,500)       (104,706)
         Deferred income and mining tax asset valuation
         Allowances                                                           127,657        120,500         104,706
                                                                       --------------  -------------  --------------
         Net deferred income and mining tax assets                                  -              -               -
                                                                       --------------  -------------  --------------
         Net deferred income and mining tax liability                               -              -               -
                                                                       ==============  =============  ==============

         The operations at Syama have assessable non-capital tax loss carry forwards of $125 million, $118.5 million and $101.5 million at December 31, 2002, 2001 and 2000 respectively and capital expenditure carry forwards of $78.8 million, $81.3 million and $78.2 million at December 31, 2002, 2001 and 2000 respectively for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire [and can be utilized for any future taxable mining income generated in Mali by Somisy SA. The capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows (in millions):

                  Fiscal 2003     .......................................  28.4
                  Fiscal 2004     .......................................  23.6
                  Fiscal 2005     .......................................  17.3
                  Fiscal 2006     .......................................  8.6
                  Fiscal 2007     .......................................  0.9

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



4.       EARNINGS PER SHARE

                                                                             FOR THE YEAR ENDED DECEMBER 31, 2002
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                          $'000                  SHARE            AMOUNT
                                                                    (NUMERATOR)          (DENOMINATOR)                 $
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2002                                                 22,461,630
         Weighted number of shares issued                                                    2,686,190
                                                                    -----------          -------------         ---------
         Income available to shareholders                                65,728             25,147,820             2.61
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     260,913
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                65,728             25,408,733             2.59
                                                                    ===========          =============         =========


                                                                             FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                          $'000                  SHARE            AMOUNT
                                                                    (NUMERATOR)          (DENOMINATOR)                 $
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2001                                                 33,076,629
         Weighted average number of shares bought back                                      (2,903,100)
         Weighted number of shares issued                                                      344,117
                                                                    -----------          -------------         ---------
         Income available to shareholders                                17,759             30,517,646             0.58
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     244,259
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                17,759             30,761,905             0.57
                                                                    ===========          =============         =========


                                                                             FOR THE YEAR ENDED DECEMBER 31, 2000
                                                                    ----------------------------------------------------
                                                                         INCOME                                PER SHARE
                                                                    (NUMERATOR)                  SHARE            AMOUNT
                                                                          $'000          (DENOMINATOR)             $'000
                                                                    -----------          -------------         ---------
         BASIC EARNINGS PER SHARE
         Shares outstanding January 1, 2000                                                 33,056,416
         Weighted average number of shares bought back                                               -
         Weighted number of shares issued                                                        5,793
                                                                    -----------          -------------         ---------
         Income available to shareholders                                24,361             33,062,209             0.74
                                                                    ===========          =============         =========
         EFFECT OF DILUTIVE SECURITIES
         Stock options issued to employees                                                     232,243
                                                                    -----------          -------------         ---------
         Fully diluted earnings per share                                24,361             33,294,452             0.73
                                                                    ===========          =============         =========

5.       RESTRICTED CASH

                                                    2002       2001
                                                   $'000      $'000
                                                   -----      -----
         Debt service reserve                      4,526      4,474
                                                   =====      =====

         The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan. Refer to Note 13.2.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





6.       RECEIVABLES

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Trade                                      6,089                2,405
         Taxation debtor                            3,057                3,393
         Other                                      5,004                8,038
         Owing by related party                       112                    -
         Syama equipment debtors                        -                2,722
                                                  -------              -------
                                                   14,262               16,558
                                                  =======              =======


7.       INVENTORIES

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Consumable stores                          9,050                7,417
         Ore stockpiles                             2,191                1,313
         Gold in process                              360                1,013
                                                  -------              -------
                                                   11,601                9,743
                                                  =======              =======


         Included in consumable stores are US$3.0 million (2001: US$2.9 million) of inventories which related to the Syama mine which are carried at estimated net realizable value.

8.       PROPERTY, PLANT AND EQUIPMENT

         Mine properties, mine development costs, mine plant facilities and equipment.

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------              -------
         Cost
         At beginning of year                     163,076              153,537
         Additions                                  6,082               14,650
         Disposals                                   (618)              (5,111)
                                                  -------              -------
                                                  168,540              163,076
         Accumulated depreciation
         At beginning of year                      83,339               76,242
         Charge for the year                        8,765                7,097
                                                  -------              -------
                                                   92,104               83,339
                                                  -------              -------
         NET BOOK VALUE                            76,436               79,737
                                                  =======              =======


         LONG-LIFE ASSETS

         Long-life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $61.9 million as at December 31, 2002 (2001: $65.2 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         SHORT LIFE ASSETS

         Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $4.9 million as at December 31, 2002 (2001: $4.9 million).

         UNDEVELOPED PROPERTY

         Included in property, plant and equipment are undeveloped property costs of $9.7 million (2001: $9.7 million).

         Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

9.       OTHER LONG-TERM ASSETS

                                                      2002    2001
                                                     $'000   $'000
                                                     -----   -----
         DEFERRED STRIPPING COSTS:
         Opening balance                             2,359     368
         Additions during the year                   5,053   1,991
                                                     -----   -----
         Closing balance                             7,402   2,359
                                                     =====   =====

         The deferred stripping balances at the end of 2002 and 2001 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2002 and 4.26 in 2001. These stripping ratios were calculated taking into account the actual strip ratios achieved of 7.15 and 5.86 for 2002 and 2001 respectively.

10.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                        2002      2001
                                                    --------  --------
                                                       $'000     $'000
         Trade                                         2,926     4,264
         Payroll and other compensation                4,475       132
         Rolls-Royce Power Ventures                        -     4,000
         Other                                         3,027     1,841
         Owing to holding company                         99       185
         Related parties                                 311       429
                                                      ------    ------
                                                      10,838    10,851
                                                      ======    ======

         On December 16, 2002, the Company entered into a settlement agreement with Rolls-Royce to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for $5.3 million. Under the settlement agreement the Company has paid $2.7 million in December 2002 and will pay $1.3 million in 2003 and $1.3 million in 2004 respectively. The outstanding balance is disclosed under note 13.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




11.      BANK OVERDRAFT

         The Bank overdraft is a Communaute Financiere Africaine Franc denominated facility with the Banque de Developpement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2001: 10.25%). $1.2 million (2001: $1.7 million) of the 1 billion FCFA ($1.5 million) facility was drawn down.

12.      PROVISION FOR ENVIRONMENTAL REHABILITATION

                                                        2002           2001
                                                       $'000          $'000
                                                       -----          -----
         Accrued rehabilitation costs                  4,972          4,340
                                                       =====          =====

         The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

         While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama mine, in current monetary terms, will be US$2.6 million which has increased by US$0.6 million compared to 2001 based on an updated assessment performed during the year by Steffen, Robertson and Kirsten, independent environmental experts and is expected to be incurred over the next twelve months. Current rehabilitation costs related to Morila are estimated to be US$8.4 million, the majority of which will only be expended in nine years time.

         Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation accrual using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

         The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

         There are no unasserted claims reflected in either of the provisions for Syama or Morila.

         While the ultimate clean-up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at either Syama or Morila as the extent of these obligations are clearly defined in their respective mining conventions.

         The total cost of rehabilitation is estimated at $11 million, $2.6 million of which relates to Syama and will be spent within the next twelve months and $8.4 million of which relates to Morila and the majority of which will only be spent after nine years.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         There are no other potentially responsible parties to consider for cost sharing arrangements.

         The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

13.      LONG-TERM LIABILITIES

                                                                                                 2002               2001
                                                                                                $'000              $'000
                                                                                             --------           --------
         Syndicated term loan and revolving facility                    13.1                        -             33,000
         Morila project loan                                            13.2                   14,538             26,372
         Morila finance lease                                           13.3                    7,642              8,272
         BRGM                                                           13.4                      833                727
         Morila Air Liquide finance lease                               13.5                    1,529                  -
         N.M Rothschild loan                                            13.6                    1,841                  -
         Rolls-Royce Power Ventures                                     13.7                    2,650                  -
                                                                                             --------           --------
                                                                                               29,033             68,371
         Less : Current portion disclosed under current liabilities                            (9,726)           (11,224)
                                                                                             --------           --------
                                                                                               19,307             57,147
                                                                                             ========           ========

13.1     SYNDICATED TERM LOAN AND REVOLVING FACILITY

         NM Rothschild & Sons Limited acting as agent for a consortium of banks comprising a syndicated loan facility of $25 million term loan and $10 million revolving credit facility as follows:

         i) The syndicated term loan facility of $25 million was repaid in full during 2002 financial year.

         ii) The syndicated revolving facility of $10 million was repaid in full during 2002 financial year.

         The $10 million revolving facility which was raised under the syndicated term loan and revolving facility and fully repaid in November 2002, has been increased to US$20 million and remained undrawn at the year end.


13.2     MORILA PROJECT LOAN

         NM Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on 30 June 2001 and is collateralized over the assets of the Morila project whose book value at December 31, 2002 amounted to $103.4 million (2001: $79.5 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended December 31, 2002 was 4.05% (2001: 5.73%).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25% - 30% percent of Morila's first five years of production.

         Various debt covenants apply to the loan, including:

         o Hedging arrangements as stipulated by NM Rothschild will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;

         o        Limitations on material assets disposals and acquisitions;

         o No declaration, payment or distribution of dividends without approval;

         o        Maintain insurance with reputable insurance companies;

         o Establish the Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

         o No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;

         o No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;

         o        The Government of Mali principal indebtedness in Morila S.A.
                  is not to exceed the original $1.6 million as stipulated in the Convention;

         o Certain financial ratios need to be adhered to throughout the loan agreement.

13.3     MORILA FINANCE LEASE

         Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of which as at December 31, 2002 was approximately 15.54% per annum (December 31, 2001: 17.86%). The lease is collateralized by plant and equipment whose net book value at December 31, 2002 amounted to $8.1 million (2001: $6.4 million). Average lease payments of $0.8 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




13.4     BRGM

         The Bureau de Recherches Geologiques et Minieres ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

13.5     MORILA AIR LIQUIDE FINANCE LEASE

         Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2002 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2002 amounted to $1.3 million.

13.6     N.M. ROTHSCHILD LOAN

         On August 28, 2002 the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising sold call 148,500 oz at $353/oz at a cost of $1,805,760. In lieu of the existing premium due N.M. Rothschild & Son Limited agreed to lend to the Company the sum of $1,805,760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing LIBOR rate plus 3% per annum.


13.7     ROLLS-ROYCE POWER VENTURES

         The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply Contract. As at December 31, 2002 a total liability of $2.7 million was outstanding, after an initial payment of $2.7 million in December 2002 was made. In terms of the Settlement Agreement the outstanding balance will bear interest at LIBOR plus 2% per annum on the outstanding balance and be paid in two equal payments plus interest in December 2003 and December 2004. Refer to note 10 for further details.


13.8     MATURITIES

         The long-term liabilities mature over the following periods:

                                                             2002         2001
                                                            $'000        $'000
                                                         --------      -------
            Year ending December 31, 2002                       -       11,224
            Year ending December 31, 2003                   9,726       14,593
            Year ending December 31, 2004                  11,380       15,770
            Year ending December 31, 2005                   1,064       21,408
            Year ending December 31, 2006                   1,122          954
            Year ending December 31, 2007                   1,158        1,122
            Thereafter                                      4,583        3,300
                                                         --------      -------
                                                           29,033       68,371
                                                         ========      =======

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





14.      LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

                                                             2002         2001
                                                            $'000        $'000
                                                         --------      -------
         SOMISY  14.1
         International Finance Corporation
         - principal amount                                     -        7,129
         Government of Mali - principal amount              4,345        4,345
                                                         --------      -------
                                                            4,345       11,474
         International Finance Corporation
         Deferred interest                                      -        5,201
         Government of Mali - deferred interest             3,221        3,221
                                                         --------      -------
                                                            3,221        8,422
                                                         --------      -------
                                                            7,566       19,896
         SOMILO  14.2
         Government of Mali - principal amount                436          436
         -  deferred interest                               1,504        1,293
                                                         --------      -------
                                                            1,940        1,729
                                                         --------      -------
         Total Somisy and Somilo                            9,506       21,625
                                                         ========      =======


         Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

14.1     SOMISY

         The loans to Somisy are uncollateralized and the principal portion was repayable in full on December 15, 2003 provided there was "net cash available" (as defined in the loan agreements) in Somisy.

         The original terms of the loans provide for interest, payable monthly at an average three month $ LIBOR plus 2%. All or part of the interest due could be deferred if "net cash available" was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date, no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

         Under the terms of the loans, the minority shareholders have a binding agreement not to claim payment on these loans until they have made good their share of the acccumulated loss. Unless there is net cash available at the loan settlement date, the loan will be discharged to the extent of the minority shareholders share of the accumulated losses.

         The Company purchased the IFC holding of 5% in July 2002 for a nominal amount, thereby acquiring the IFC loan interest in Syama, and accordingly reduced minority interests and shareholders' loan as appropriate. The loan is treated as an inter-company balance and is eliminated on consolidation.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




14.2     SOMILO

         The Government of Mali loan to Somilo is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

15.      LIABILITIES ON FINANCIAL INSTRUMENTS

                                                          2002          2001
                                                         $'000         $'000
                                                       -------       -------
         Mark to market of speculative
         Financial instruments at year-end  15.1         (761)           707
         Financial instrument liability  15.2            8,291         1,745
                                                       -------       -------
                                                         7,530         2,452
                                                       =======       =======

15.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

15.2 The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 21.

16.      PENSION AND PROVIDENT FUNDS

         The Company contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Company contributions having been fixed in the constitutions of the funds.

         All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2002 and December 31, 2001 amounted to $0.2 million and $0.3 million respectively.

17.      SEGMENTAL INFORMATION

         The Company's mining and exploration activities are conducted in West Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

         In January 2001, the Company announced suspension of mining operations at Syama and put the mine on care and maintenance. Processing of Stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         A)       YEAR ENDED DECEMBER 31, 2002

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                       131,440              -                    -        131,440
Mine production costs                                           (22,234)              -                    -       (22,234)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                   109,206              -                    -        109,206
Royalties                                                        (9,185)              -                    -        (9,185)
Interest expense                                                 (2,631)              -              (1,055)        (3,686)
Interest received                                                    195              -                   30            225
Depreciation and amortization                                    (8,578)              -                (187)        (8,765)
Gain on financial instruments                                        429          (775)                    -          (346)
Other income/(expenses)                                              295        (4,777)                (773)        (5,255)
Exploration and corporate expenditure                              (575)              -             (16,111)       (16,686)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                    89,156        (5,552)             (18,096)         65,508
Tax and minority interest                                              -              -                  220            220
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                 89,156        (5,552)             (17,876)         65,728
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                                5,464              -                    -          5,464
TOTAL ASSETS                                                     116,720          8,571               48,567        173,858
TOTAL EXTERNAL LIABILITIES                                        44,213          8,375                2,285         54,873
NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATIONS              88,112        (5,012)             (12,467)         70,633
DIVIDENDS                                                       (56,800)              -               56,800              -
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING ACTIVITIES                                             (5,538)              -                 (22)        (5,516)
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES      (10,663)          5,559              (7,065)       (12,169)
NET INCREASE IN CASH AND EQUIVALENTS                              15,111            547               37,290         52,948
NUMBERS OF EMPLOYEES                                                   -             19                  101            120

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         B)       YEAR ENDED DECEMBER 31, 2001

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                        67,431         16,723                    -         84,154
Termination costs related to closure of Syama                          -        (1,470)                    -        (1,470)
Mine production costs                                           (21,017)       (23,867)                    -       (44,884)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                    46,414        (8,614)                    -         37,800
Royalties                                                        (4,748)        (1,053)                    -        (5,801)
Interest expense                                                 (2,277)        (1,009)                (781)        (4,067)
Interest received                                                    243              -                2,050          2,293
Depreciation and amortization                                    (6,815)              -                (282)        (7,097)
Gain on financial instruments                                      (214)          7,638                    -          7,424
Other income/(expenses)                                            (344)        (4,709)                1,039        (4,014)
Exploration and corporate expenditure                                 70              -              (9,379)        (9,309)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                    32,329        (7,747)              (7,353)         17,229
Tax and minority interest                                              -            260                  270            530
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                 32,329        (7,487)              (7,083)         17,759
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                                9,795          2,805                1,382         13,982
TOTAL ASSETS                                                      89,329         14,246               15,979        119,554
TOTAL EXTERNAL LIABILITIES                                        40,770         13,214               35,073         89,057
DIVIDENDS                                                        (6,400)              -                6,400              -
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING OPERATIONS                                              26,838        (8,810)                3,242         21,270
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES            (13,757)        (3,668)                3,412       (14,013)
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES       (8,613)          8,453             (63,919)       (64,079)
NET DECREASE IN CASH AND EQUIVALENTS                             (1,932)        (4,025)             (50,865)       (56,822)
NUMBERS OF EMPLOYEES                                                   -             25                  140            165

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         C)       YEAR ENDED DECEMBER 31, 2000

                                                             GROUP'S 40%
                                                              SHARE OF           SYAMA         CORPORATE AND
                                                             MORILA MINE         (MALI)         EXPLORATION         TOTAL
                                                                $'000            $'000             $'000            $'000
                                                             -----------        -------        -------------      ---------
PROFIT AND LOSS
Gold sales                                                        15,168         48,613                    -         63,781
Mine production costs                                            (4,078)       (54,100)                    -       (58,178)
                                                             -----------        -------        -------------      ---------
Mining operating profit/(loss)                                    11,090        (5,487)                    -          5,603
Royalties                                                          (909)        (2,809)                    -        (3,718)
Interest expense                                                 (1,294)        (3,233)             (10,347)       (14,874)
Interest received                                                      -              -                2,167          2,167
Write down due to impairment                                           -       (74,606)                    -       (74,606)
Depreciation and amortization                                      (964)       (11,244)                    -       (12,208)
Gain on financial instruments                                          -          3,602                    -          3,602
Profit on sale of 40% of Morila                                        -              -              124,979        124,979
Other income/(expenses)                                                1          5,181              (2,154)          3,028
Exploration and corporate expenditure                                  -              -             (10,870)       (10,870)
                                                             -----------        -------        -------------      ---------
Income/(loss) before tax and minority interest                     7,924       (88,596)              103,775         23,103
Tax and minority interest                                              -          1,111                  147          1,258
                                                             -----------        -------        -------------      ---------
Net income/(loss)                                                  7,924       (87,485)              103,922         24,361
                                                             ===========        =======        =============      =========
CAPITAL EXPENDITURE                                               61,074          4,456                  320         65,850
TOTAL ASSETS                                                      85,812         23,931               68,728        178,471
TOTAL EXTERNAL LIABILITIES                                        48,273         28,000                5,354         81,627
NET CASH FLOWS GENERATED BY/(UTILIZED IN)
INVESTING OPERATIONS                                               3,728       (55,826)               18,558       (33,540)
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES               1,620         13,088               50,179         64,887
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES         1,613         39,845             (13,613)         27,845
NET DECREASE IN CASH AND EQUIVALENTS                               6,961        (2,893)               55,124         59,192
NUMBERS OF EMPLOYEES                                                   9            468                  142            619

18.      IMPAIRMENT OF LONG TERM ASSETS -- SYAMA MINE

         In view of the continued operating costs being higher than the gold price, the future cash flows of the Syama mine were lower than the net carrying value of its long-term assets. Impairment write-downs amounting to $ nil in 2002 and 2001, $74.6 million in 2000 and $45.0 million in 1999 were made against the long-term assets of Syama. These represented the excess of the book value of long-term assets over the net present value of the future cash flow of the Syama mine, and were calculated as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)





                                                        2002     2001      2000
                                                       $'000    $'000     $'000
                                                       -----    -----    ------

         Property, plant and equipment (Syama) - net       -        -    53,548
         Ore stockpiles                                    -        -     4,465
         Insurance spares                                  -        -    10,815
         Other receivables                                 -        -     5,778
                                                       -----    -----    ------
                                                           -        -    74,606
                                                       -----    -----    ------
         Net present value of Syama cash flows
         Impairment write down                             -        -    74,606
                                                       =====    =====    ======

         Accounted for as follows:
         Write-down of property, plant and equipment       -        -    53,548
         Write-down of insurance spares                    -        -    10,815
         Other receivables                                 -        -     5,778
         Ore stockpiles                                    -        -     4,465
                                                       -----    -----    ------
                                                           -        -    74,606
                                                       =====    =====    ======


At the end of 1999, Syama had a life of mine plan, based on an assumed reliable power supply and the anticipated performance of its newly commissioned expanded treatment facility. At that time, management expected the forecast throughput and recovery at Syama to be achievable with the installed equipment, given a reliable power supply.

In November 1998, on commissioning of the second phase of the Syama expansion program, power generation became problematic. In the first few months of 1999, several of the recently commissioned Fairbanks Morse generators failed, placing a strain on the aging Caterpillar plant. This prevented the achievement of a steady state of operation. It became apparent that Syama would not achieve its forecasted mine plan without an alternate source of power. During June 1999, Syama entered into an agreement with Rolls-Royce whereby Rolls-Royce undertook to maintain and operate the Fairbanks Morse power plant while installing their Allen 5012 units. The first unit arrived on site during October 1999 with a scheduled commissioning date of February 2000.

When further delays in commissioning of the Rolls-Royce power units were experienced in February 2000, the Company purchased four additional Caterpillar 3516 units at a cost of $0.36 million.

These events described above severely affected Syama's ability to meet its mine plan. As at December 31, 1999, the Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 2.12 million ounces as at December 31, 1999, to be mined annually at a rate of 265,000 ounces over a period of 8 years;

         o sales price estimates based upon an average gold price of $300 per ounce or $636 million;

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         o a discount rate of 8%, which represented Syama's cost of borrowings, plus an amount relating to the risks related to this project;

         o cash cost estimates based upon current working cost estimatees of $250 per ounce, or $530 million; and

         o capital cost estimates based upon current estimates of future development costs to mine the current proven and probable reserves of $8.3 million, of which $4.8 million related to the two Allen 5012 units and $3.5 million related to an upgrading of the plant.

A revised life of mine plan for the year 2000 was prepared based upon the imminent availability of the Rolls-Royce generated power. The revised mine plan indicated that with the timely supply of reliable power, the forecasted production levels could be achieved. However, during the second quarter of 2000, it became clear that the promised delivery of the reliable power supply from Rolls-Royce would not occur as planned, and in the third quarter of 2000 Syama instructed Rolls-Royce to remove their equipment from the operations. The Company made this request even though the contract with Rolls-Royce did not expressly provide that Rolls-Royce was in breach of the contract. At that time, Rolls-Royce was also on site at the Company under contract to operate the

Company's existing power plant. Rolls-Royce continued to attempt to commission their engines.

During the middle of 2000, due to the fact that Syama was still incurring operational losses and the lack of a reliable power supply, the Company revised the Syama mine plan. The Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 1.68 million ounces as at June 30, 2000, to be mined annually at a rate of 240,000 ounces over a period of 7 years;

         o sales price estimates based upon an average gold price of $300 per ounce, or $504 million;

         o a discount rate of 8%, which represented Syama's cost of borrowings plus an amount relating to the risks related to this project; and

         o cash cost estimates based upon current working cost estimates of $250 per ounce, or $420 million.

The first Allen 5012 unit commenced testing in late November 2000 and RRPV claimed to have commissioned the number 2 Allen engine in January 2001. The Company disputed this claim, since power interruptions continued. During the Rolls-Royce power trials, plant availability was severely impaired as a result of the frequent power outages affecting the entire plant, which also resulted in equipment motor damage.

Syama had built up significant accumulated losses. With no apparent short-term solution to the power generation problems, Syama had already decided to scale back its operations in June 2000 and was attempting to run profitably at lower levels of production using its own, non-Rolls-Royce generators. The scaling back of operations continued in October 2000 with the development of a 30-month plan, which involved the extraction of the remaining exposed ore in the pit with limited waste stripping while the cessation of operations was considered.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




As at December 31, 2000, due to the fact that Syama was still incurring operational losses and the lack of a reliable power supply, the Company deemed that there were indications of impairment at the Syama operation and tested the Syama operation for impairment. The impairment charge was recognized using the value in use method based upon the following assumptions:

         o recoverable proven and probable reserves of 123,000 ounces as at December 31, 2000, to be mined over a period of 30 months;

         o sales price estimates based upon an average gold price of $290 per ounce or $35.7 million;

         o        a discount rate of 0%; and

         o cash cost estimates based upon current working cost estimates of $285 per ounce, or $35.1 million.

As the carrying value of the long-term assets exceeded the estimated future cash flows, an impairment write down was calculated.

In the first half of April 2001, following the catastrophic failure of the first Allen engine, Syama formally ended the contractual relationship with Rolls-Royce by rescinding the contract. The Company believes it was entitled to rescind the contract as a matter of law, although rescission was not an express remedy under the contract. Shortly following the rescission, Rolls-Royce made an informal oral offer to the Company to supply alternative power. The Company rejected the offer, as a scale back in operations removed the need for additional power. Rolls-Royce disputed the rescission of the contract, giving rise to litigation between the parties, which was settled during December 2002.

The Company never recognized a capital lease obligation in its financial statements in connection with its contract with Rolls-Royce because there was no obligation on the part of the Company to pay for either engine unless and until an engine was commissioned. None of the Rolls-Royce engines were ever commissioned.

19.      ADDITIONAL CASH FLOW INFORMATION

19.1     DISPOSAL OF SUBSIDIARIES

19.1.1   RANDGOLD RESOURCES MORILA LIMITED ("RRML")

         On July 3, 2000, the Group concluded the sale of 50% of its wholly owned subsidiary, RRML together with 50% of the shareholders' loan due to the Group by Morila for an aggregate cash consideration of $132 million. Morila was, at that date, 80% owned by RRML and 20% by the Mali Government. The book value of the Group's share of assets and liabilities disposed of were as follows:

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                                                                           2000
                                                                          $'000
                                                                      ---------
Property, plant and equipment........................................    59,965
Accounts payable.....................................................   (3,512)
Accounts receivable..................................................     1,820
Cash and equivalents.................................................     1,263
Long-term loans and loans from outside shareholders in subsidiaries..  (52,515)
                                                                      ---------
                                                                          7,021
Sales price.......................................................... (132,000)
                                                                      ---------
Profit on sale....................................................... (124,979)
                                                                      =========


At the date upon which the Group consummated the sale of 40% of its interest in the Morila mine to AngloGold and in terms of the shareholder loan agreements, the minority shareholders have a binding agreement not to claim payment on these loans until there was "net cash available" within Morila, the loan could not be settled, and was deemed to be a permanent investment by the shareholder in Morila and treated as a component of Morila's shareholders equity.

20.      FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

         The Company's financial instruments are set out in note 21.

         In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

20.1     CONCENTRATION OF CREDIT RISK

         The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and an adequate level of provision for doubtful debts is maintained.

         Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

20.2     FOREIGN CURRENCY AND COMMODITY PRICE RISK

         In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily South African rands and Communaute Financiere Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

         Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         exposure to spot prices. Approximately 20% of Morila's planned production has been sold forward for the years 2003 to 2004.

20.3     INTEREST RATES AND LIQUIDITY RISK

         Fluctuation in interest rates impact on the value of income received from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

         In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The Group has been able to in the past actively source financing through public offerings, shareholders loans and third party loans.

21.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                                      DECEMBER 31, 2002       DECEMBER 31, 2001
                                                                    CARRYING       FAIR    CARRYING        FAIR
                                                                      AMOUNT      VALUE      AMOUNT       VALUE
                                                                       $'000      $'000       $'000       $'000
                                                                    --------      -----    --------       -----
         FINANCIAL ASSETS
         Cash and equivalents                                         59,631      59,631      6,683       6,683
         Restricted cash                                               4,526       4,526      4,474       4,474
         Receivables                                                  14,262      14,262     16,558      16,558
         FINANCIAL LIABILITIES
         Accounts payable                                             20,564      20,564     22,942      22,042
         Bank overdraft                                                1,170       1,170      1,708       1,708
         Long-term debt  (excluding loans from outside shareholders)
         Liabilities on financial instruments                         19,307      19,307     57,147      57,147
                                                                       7,530       7,530      2,452       2,452

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         FINANCIAL INSTRUMENTS

         Details of on balance sheet gold derivative contracts as at December 31, 2002:


         ------------------------- ----------------------------------------- --------------------------------------------
                                             HEDGING INSTRUMENTS                        UNMATCHED INSTRUMENTS
         ------------------------- ----------------------------------------- --------------------------------------------
              MATURITY DATES          PUTS PURCHASED       FORWARD SALES       PURCHASED CALLS          CALLS SOLD
         ------------------------- -------------------- -------------------- --------------------- ----------------------
                                     OUNCES       $/OZ    OUNCES     $/OZ      OUNCES       $/OZ     OUNCES       $/OZ
                                   ---------- --------- --------- ---------- ----------- --------- ----------- ----------
         MORILA
         (attributable portion)

         December 31, 2003                 -         -    60,581        275      21,446       350           -          -
         December 31, 2004                 -         -    51,941        275      18,384       360           -          -
         ------------------------- ---------- --------- --------- ---------- ----------- --------- ----------- ----------

         And at December 31, 2001:

         ------------------------- ----------------------------------------- --------------------------------------------
                                             HEDGING INSTRUMENTS                        UNMATCHED INSTRUMENTS
         ------------------------- ----------------------------------------- --------------------------------------------
              MATURITY DATES          PUTS PURCHASED       FORWARD SALES       PURCHASED CALLS          CALLS SOLD
         ------------------------- -------------------- -------------------- --------------------- ----------------------
                                     OUNCES      $/OZ     OUNCES     $/OZ      OUNCES       $/OZ     OUNCES       $/OZ
                                   ---------- --------- --------- ---------- ----------- --------- ----------- ----------
         MORILA
         (attributable portion)
         December 31, 2002            24,000       275    67,296        275      23,822       340      24,000        310
         December 31, 2003                 -         -    60,581        275      21,446       350           -          -
         December 31, 2004                 -         -    51,591        275      18,384       360           -          -

         SYAMA
         Dec. 31, 2004                     -         -         -          -           -         -     148,500        353
         ------------------------- ---------- --------- --------- ---------- ----------- --------- ----------- ----------

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $7.5 million (2001: $2.5 million).

         ESTIMATION OF FAIR VALUES

         Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

         The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         LONG-TERM DEBT

         The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

         No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

         GOLD PRICE CONTRACTS

         The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




22.      COMMITMENTS AND CONTINGENT LIABILITIES

22.1     CAPITAL EXPENDITURE

                                                          2002    2001
                                                         $'000   $'000
                                                        ------  ------
         Contracts for capital expenditure                 794     150
         Authorised but not contracted for                  73   1,537
                                                        ------  ------
                                                           867   1,687
                                                        ======  ======

23.      RELATED PARTY TRANSACTIONS

         Due to the Company not having a corporate presence in South Africa, a service agreement was entered into with its holding company Randgold & Exploration Company Limited. In terms of the agreement, the Company reimburses its holding company for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

         Reimbursements charged for the year ended December 31, 2002 amounted to $0.1 million (2001 : $0.4 million) Included in accounts payable is an amount of $0.1 million owing to the holding company at December 31, 2002 (2001 : $0.19 million).

         The agreement was revised on February 3, 2003 whereby payroll administration fees will be reimbursed at cost plus 5%, office rental is payable at R51,000 per month and all other expenses incurred will be reimbursed as incurred.

         In terms of the Operator Agreement between Morila S.A. and AngloGold Services Mali S.A., a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali S.A. quarterly in arrears. The attributable management fees for the year ended December 31, 2002 amounted to $1.3 million (2001: $0.7 million).]

24.      SUBSEQUENT EVENTS

         Effective March 10, 2003, the Company changed the number of ordinary shares represented by each of its ADSs from two ordinary shares per ADS to one ordinary share per ADS. In connection with this "ratio change", the Company's ADR holders of record on March 7, 2003 received one (1) additional ADR for every one (1) ADR they held. The prices of the Company's ADRs as quoted by the Nasdaq National Market reflected this change beginning at the commencement of trading on March 11, 2003.

25.      RECONCILIATION TO US GAAP

         The Group `s consolidated financial statements included in this annual report have been prepared in accordance with International Accounting Standards ("IAS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net income and shareholders' equity is set out below along with an explanation of applicable differences between IAS and US GAAP.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



         (A) RECONCILIATION OF NET INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                  RECONCILIATION OF NET INCOME

Dollars in THOUSANDS, except where otherwise noted                              2002               2001               2000
                                                                               $'000              $'000              $'000
                                                                          ----------         ----------         ----------
NET INCOME UNDER IAS                                                          65,728             17,759             24,361
US GAAP ADJUSTMENTS
Share option compensation adjustment                                         (5,991)            (1,739)                  -
Provision for environmental rehabilitation                                      (76)              (100)               (38)
                                                                          ----------         ----------         ----------
NET INCOME UNDER US GAAP BEFORE CHANGE IN ACCOUNTING POLICY                   59,661             15,920             24,323
Change in accounting policy, net of tax                                            -                515                  -
                                                                          ----------         ----------         ----------
NET INCOME UNDER US GAAP                                                      59,661             16,434             24,323
OTHER COMPREHENSIVE INCOME
Change in accounting policy for items which meet the criteria
for cash flow hedges                                                               -              2,388                  -
Changes in the value of cash flow hedges during the year                     (6,548)            (4,133)                  -
                                                                          ----------         ----------         ----------
COMPREHENSIVE INCOME UNDER US GAAP                                            53,113             14,690             24,323
                                                                          ==========         ==========         ==========
Weighted average common shares outstanding                                25,147,820         30,571,646         33,062,209
Diluted weighted average common shares outstanding                        25,408,733         30,761,905         33,294,452
Basic earnings per share under US GAAP ($)                                      2.37               0.54               0.74
Fully diluted earnings per share under US GAAP ($)                              2.35               0.53               0.73


         RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                     2002                 2001
                                                    $'000                $'000
                                                  -------               ------
Total shareholders' equity under IAS              118,985               30,497

US GAAP ADJUSTMENTS
Provision for environmental rehabilitation          (214)                (138)
                                                  -------               ------
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP          118,771               30,359
                                                  =======               ======


The following is a summary of the differences between IAS and US GAAP as applicable to the Group.

SHARE OPTION COMPENSATION ADJUSTMENT: Under IAS there is no requirement to account for stock compensation based expenditure.

Under US GAAP where a company undertakes a stock re-pricing whereby existing options are cancelled and reissued at a lower price, such options are mark-to-market with reference to the difference between the grant price and Company stock price, with the difference recognized as stock compensation expense.

PROVISION FOR ENVIRONMENTAL REHABILITATION. Currently under IAS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations. The Company will adopt FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" on January 1, 2003 which will eliminate this GAAP difference prospectively.

CHANGE IN ACCOUNTING POLICY

Under IAS, a change in accounting policy is presented as a restatement to the prior's fiscal period shareholders' equity. Accordingly the Company restated its fiscal 2000 shareholders' equity for the impact of adopting IAS 39 "Financial
Instruments: Recognition and Measurement". Under US GAAP a change in accounting policy is recorded as a cumulative effect of change in accounting principle adjustment on the first day of the fiscal year in which the Company adopts the new accounting standard. The Company adopted FAS 133 "Accounting for Derivative instruments and Hedging Activities" on January 1, 2001, and accordingly adjusted net income by $0.5 million for those financial instruments which did not meet the criteria for hedge accounting and other comprehensive income by $2.4 million for those financial instruments which met the cash flow hedge accounting criteria.

         (B)      ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

                  STOCK BASED COMPENSATION DISCLOSURES

                  The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of the Company may be reserved for the scheme. As at December 31, 2002, December 31, 2001 and December 31, 2000, 4,121,644,
                  3,371,644 and 3,307,662 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

                  On January 29, 2001, 873,200 options granted to various employees at prices between $4.25 and $10.00 were cancelled and reissued at $3.30, the Company's stock price at that date, which was lower than the grant price on the original grant date. These options have been marked to market with reference to the difference between the grant price and the Company stock price at year end, with the difference recognized in earnings as stock compensation expense.

                  Options currently expire no later than ten years from the grant date. Options granted to directors and senior management have the following vesting period: at the date of grant a third of the total option vests, and annually upon anniversary of the grant date a further third of the total option grant vests.

                  Options granted to other employees vest as follows: on the second anniversary of the grant date a third of the total option grant vests, and annually therefore upon anniversary of the grant date a further third of the total option grant vests.

                  The total number of shares available to RRSOR was amended from 10% to 15% of issued share capital at an extraordinary general meeting held on July 23, 2001. However,

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                  the number of actual shares available for distribution was reduced following completion of the share buyback scheme in October 2001.

                  Share option activity was as follows: (all figures are number of shares, except for average price per share data)


                                                           AVAILABLE FOR           NUMBER OF        AVERAGE PRICE
                                                                   GRANT              SHARES            PER SHARE
                                                                                                              ($)
                  BALANCE AT DECEMBER 31, 1999                   562,734           2,739,457                    -
                  Shares authorized during the year                2,021                   -                    -
                  Shares lapsed during the year                  210,678           (210,678)                 4.01
                  Shares granted during the year               (128,000)             128,000                 3.64
                  Shares exercised during the year                     -            (20,213)                 3.96
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2000                   647,433           2,636,566                    -
                  Amendment to the share option scheme          (35,759)              23,664                    -
                  Shares authorized during the year               99,740                   -                    -
                  Shares lapsed during the year                1,010,259         (1,010,259)                 4.65
                  Shares granted during the year             (1,210,000)           1,210,000                 3.37
                  Shares exercised during the year                     -         (1,013,404)                 3.06
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2001                   511,673           1,846,657                    -
                  Shares authorized during the year              750,000                   -                    -
                  Shares lapsed during the year                   25,322            (25,322)                 3.69
                  Shares granted during the year             (1,026,639)           1,026,639                 6.48
                  Shares exercised during the year                     -           (202,110)                 3.61
                                                            ------------        ------------
                  BALANCE AT DECEMBER 31, 2002                   260,356           2,645,774                    -
                                                            ============        ============

The table below summarizes information about the options outstanding:

                                                        OUTSTANDING OPTIONS

                                                      WEIGHTED AVERAGE               WEIGHTED
                                  NUMBER OF           CONTRACTUAL LIFE       AVERAGE EXERCISE
RANGE OF EXERCISE PRICE ($)          SHARES                 (IN YEARS)              PRICE ($)
AT DECEMBER 31, 2002
2.3  --  4.97                     1,081,259                      7.61                    3.46
5.00  --  7.00                    1,135,239                      8.39                    6.40
10.00  --  16.50                    429,276                      4.15                   13.46
                                  ---------           ----------------      -----------------
                                  2,645,774                      7.38                    6.34
                                  =========           ================      =================
AT DECEMBER 31, 2001
2.3  --  4.97                     1,262,717                      8.57                    3.46
5.00  --  7.00                      112,600                      7.72                    5.62
10.00  --  16.50                    471,250                      5.20                   13.73
                                  ---------           ----------------      -----------------
                                  1,846,567                      7.66                    6.21
                                  =========           ================      =================

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




The table below summarizes the information about the RRSOR exercisable options outstanding:

                                             EXERCISABLE OPTIONS

                                     NUMBER OF           WEIGHTED AVERAGE
EXERCISE PRICE ($)                      SHARES       EXERCISE AVERAGE ($)
AT DECEMBER 31, 2002
2.50  --  4.97                         608,159                       3.49
5.00  --  7.00                          64,600                       6.03
10.00  --  16.50                       429,276                      13.46
                                     ---------       --------------------
                                     1,102,035                       7.52
                                     ---------       --------------------

         The options exercisable on December 31, 2002, 2001 and 2000 were 1,102,035, 1,005,012 and 1,338,392 respectively. The range of option exercise prices is wide primarily due to fluctuations of the price of the Company's stock over the period of the grants.

         The Company has elected to follow APB Opinion No. 25 "Accounting for Stock Issued to Employees and related interpretations". Under APB No. 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized in the Company's financial statements.

         However, in the case of options which are re-priced, FIN 44 "Accounting for Certain Transactions involving stock compensation on interpretation of APB 25" requires that stock compensation be recognized for such re-pricing, reflecting the subsequent movement in the value of the option.

         Pro-forma information regarding net income and earnings per share is required by SFAS No.123 "Accounting for Stock-Based Compensation". This information is required to be determined as if the Company had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement.

         The fair value of options granted in the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

                                                     2002      2001      2000
                  Expected life (in years)              4         4         5
                  Risk free interest rate - RRSOR
                  Scheme                             1.9%      3.9%      6.0%
                  Volatility                          84%       61%       80%
                  Dividend yield                       0%        0%        0%

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing model does not necessarily provide a reliable single measure of the fair value of its options.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         During the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07, $1.86 and $2.60 per share, respectively.

         The following table illustrates the effect on net income and earnings per share, as determined under US GAAP if the Company had applied the fair value recognition provisions of FAS 123, to stock-based employee compensation.

         (In thousands except for earnings per share information):          2002            2001            2000
                                                                           $'000           $'000           $'000
                                                                         -------         -------         -------
         Net income as reported under US GAAP                             59,661          16,434          24,323
         Less: Total stock-based compensation expense determined
         under fair value based method of all awards                     (1,707)         (2,298)         (4,010)
                                                                         -------         -------         -------

         Pro-forma net income                                             57,954          14,136          20,313
                                                                         =======         =======         =======

         Earnings per share:
         Basic  -  as reported ($)                                          2.37            0.54            0.74
         Basic - pro forma ($))                                             2.30            0.46            0.61

         Diluted - as reported ($)                                          2.35            0.53            0.73
         Diluted - pro forma ($)                                            2.28            0.46            0.61

         The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

         IMPAIRMENT OF ASSETS

         Under IAS a company is required to annually assess whether there are any indications that an asset may be impaired. Should there be such an indicator, the asset must be tested for impairment. An impairment loss must be recognized in the statement of operations, should an assets carrying amount exceed its recoverable amount. The impairment loss is the difference between the assets carrying amount and its recoverable value. The recoverable amount is the higher of the assets net selling price or its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset. The reversal of an impairment loss in subsequent periods is permitted when there has been a change in economic conditions or the expected use of the asset.

         Under US GAAP a company is required to test for impairment whenever there is an indication of impairment. For assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the company must measure impairment by comparing the assets fair value to its carrying value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




         Assets classified as held for disposal must be measured at the lower of the carrying amount or fair value less selling costs. The impairment loss is based on the assets fair value, being either market value (if an active market for the asset exists) or the sum of undiscounted future cash flows. The discount rate reflects the risk that is specific to that asset. For assets to be disposed of, the loss recognized is the excess of the assets carrying amount over its fair value less costs to sell. The reversal of previously recognized impairment losses is prohibited.

         The Company has not recognized a difference between IAS and US GAAP, in accounting for the impairment of the Syama mine as following the two step impairment methodology under US GAAP, on an undiscounted basis, the future cash flows of the Syama mine did not exceed the carrying value and accordingly the Syama mine assets were deemed to be impaired. The Company then utilized the same discount rate to determine the fair value of the Syama mine assets, and accordingly there was no difference between the impairment charge recognized under IAS and US GAAP.

         CONTINGENCIES

         Under IAS, a loss contingency is recognized when (1) an enterprise has a present obligation, (2) it is probable that the obligation will result in an outflow of economic resources, and (3) the amount of the obligation can be estimated reliably. All three conditions have to be met for a loss contingency to be recognized. Probable is defined as more likely than not, that the obligation will be incurred.

         Under US GAAP a loss contingency shall be accrued for by a charge to income if both of the following conditions are met. (1) Information is available prior to issuance of the financial statements which indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss, and (2) the amount of loss can be reasonably estimated.

         Probable is defined as a future event or events which are likely to occur, that will result in an obligation being incurred.

         The Company believes that there is no difference in accounting for its contingent liabilities under IAS and US GAAP.

         JOINT VENTURE EQUITY ACCOUNTING DISCLOSURES

         Under IAS the Company accounts for its interest in the incorporated Morila S.A. Limited joint venture using the proportionate consolidation method.

         Under US GAAP interests in incorporated joint ventures are accounted for under the equity method.

         Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IAS, it has no impact on the income and net asset value of the Company, save for any IAS/US GAAP differences applicable to the joint venture.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         The following presents the summarized income statement, balance sheet and cash flow statements of the Company under US GAAP, had the results of operations and financial position of the Morila Limited joint venture been accounted for under the equity method:

                  (A)      BALANCE SHEET
                           As at December 31
                                                              2002         2001
                                                             $'000        $'000
                                                          --------     --------
         ASSETS
         CURRENT ASSETS
         Cash and equivalents                               39,491        1,654
         Receivables                                         8,544       13,147
         Inventories                                         3,037        2,921
                                                          --------     --------
         Total current assets                               51,072       17,722
         NON-CURRENT ASSETS
         Property, plant and equipment, net                 13,143       13,383
         Investment in joint venture                        72,574       47,002
                                                          --------     --------
         TOTAL ASSETS                                      136,789       78,107
                                                          ========     ========
         LIABILITIES AND SHAREHOLDERS' EQUITY
         CURRENT LIABILITIES
         Accounts payable and accrued liabilities            8,887       10,916
         Bank overdraft                                      1,170        1,708
                                                          --------     --------
         TOTAL CURRENT LIABILITIES                          10,057       12,624
         NON-CURRENT LIABILITIES
         Provision for environmental rehabilitation          2,632        2,032
         Long-term liabilities                               3,999       30,727
         Loans from outside shareholders in subsidiaries     1,330        1,335
         Liabilities on financial instruments                    -        1,030
                                                          --------     --------
         TOTAL NON-CURRENT LIABILITIES                       7,961       35,124
                                                          --------     --------
         TOTAL LIABILITIES                                  18,018       47,748
         SHAREHOLDERS' EQUITY
         Share capital                                       2,766        2,246
         Additional paid-in capital                        198,348      163,569
         Accumulated losses                                74,050)    (133,711)
         Other reserves                                    (8,293)      (1,745)
                                                          --------     --------
         TOTAL SHAREHOLDERS' EQUITY                        118,771       30,359
                                                          --------     --------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        136,789       78,107
                                                          ========     ========

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                  (B)      INCOME STATEMENT
                           For the years ended December 31

                                                                       2002              2001             2000
                                                                      $'000             $'000            $'000
                                                                  ---------         ---------         --------
         Revenues from product sales                                      -            16,723           48,613
         Production costs                                                 -          (25,337)         (54,100)
                                                                  ---------         ---------         --------
         Operating loss                                                   -           (8,614)          (5,487)
         Interest received                                               30             2,050            2,167
         Interest expense                                           (1,055)           (1,790)         (13,580)
         Royalties                                                        -           (1,053)          (2,809)
         Depreciation and amortization                              (1,651)           (1,482)         (11,244)
         Exploration and corporate expenditure                     (16,111)           (9,379)         (10,870)
         Impairment of assets - Syama mine                                -                 -         (74,606)
         (Loss)/profit on financial instruments                       (775)             7,638            3,602
         Profit on sale of Morila                                         -                 -          124,979
         Other (expenses)/income                                   (11,519)           (3,947)            3,005
                                                                  ---------         ---------         --------
         (Loss)/profit before taxes                                (31,081)          (16,577)           15,179
         Income tax expense                                               -             (126)            (363)
                                                                  ---------         ---------         --------
         (Loss)/profit before equity income and minority interests
         Equity income of joint venture                            (31,081)          (16,705)           14,794
         Minority interest                                           90,522            32,482            7,908
                                                                        220               656            1,621
                                                                  ---------         ---------         --------
         Net income                                                  59,661            16,434           24,323
                                                                  =========         =========         ========


                  (C)      SUMMARISED CASH FLOW STATEMENT
                           For the years ended December 31

                                                                       2002              2001             2000
                                                                      $'000             $'000            $'000
                                                                  ---------         ---------         --------
         Cash flow utilized in operating activities                (19,436)           (5,841)         (52,453)
         Cash flow generated/(utilized in) by
         investing activities                                            21             (173)          166,049
         Cash flow generated/(utilized in)
         financing activities                                        57,252          (60,558)         (61,365)
                                                                  ---------         ---------         --------
         Net increase/(decrease) in cash
         equivalents                                                 37,837          (54,890)           52,231
                                                                  =========         =========         ========

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


The following is summarized audited financial information related to Morila S.A. prepared in accordance with US GAAP for the years ended December 31.


                                                                     2002               2001              2000
                                                                    $'000              $'000             $'000
                                                                ---------          ---------          --------
         MORILA S.A.

         Current assets                                           100,506             50,810            45,665
         Non-current assets                                       159,071            150,537           136,055
         Current liabilities                                     (29,193)           (27,260)          (53,245)
         Non-current liabilities                                 (81,820)            (93,457         (108,687)
                                                                ---------          ---------          --------
         Shareholders' equity                                     149,043             80,630            19,788
                                                                =========          =========          ========
         Revenues                                                 328,652            168,583            37,920
         Costs and expenses                                     (102,347)           (88,666)          (18,149)
         Income before change in accounting policy
                                                                ---------          ---------          --------
                                                                  226,305             79,917            19,771
         Change in accounting policy                                    -              1,288                 -

                                                                ---------          ---------          --------
         Net income                                               226,305             81,205            19,771
                                                                =========          =========          ========

                  RECENT ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Company is required to adopt SFAS 143 effective January 1, 2003. The Company has determined that the adoption of FAS 143 will not have a material impact on its results of operations and financial position.

                  In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has determined that the

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                  adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

                  In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company has determined that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

                  In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Company has adopted the disclosure provisions of paragraph 2(e) of SFAS 148, and as it will continue to apply APB 25 and its related interpretations in accounting for its stock option plan, SFAS 148 will not have an impact on its results of operations and financial position.

                  In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

                  This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)




                  The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. The Company has determined that FIN 45 will have no impact on its results of operations and financial position as it has issued no guarantees to external parties.

                  In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

                  1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

                  2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

                           a) he direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                           b) The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

                           c) The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

                  This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company has determined that FIN 46 will have no impact on its results of operations and financial position as it is not a party to any transactions with variable interest entities.

REPORT OF THE INDEPENDENT AUDITORS


To the Board of Directors of Randgold Resources Limited

We have audited tmhe accompanying balance sheets of Societe des Mines de Morila SA. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, of cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and of the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with International Accounting Standards.

As discussed in note 2.13 to the financial statements, the Company changed its method of accounting for derivative financial instruments.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the Company's net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 23 to the financial statements.




/s/ PRICEWATERHOUSECOOPERS INC.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, South Africa
March 11, 2003

SOCIETE DES MINES DE MORILA S.A.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                             NOTES              2002          2001           2000
                                                               $'000         $'000          $'000
                                                      --------------  ------------  -------------
REVENUE                                       14             328,652       168,583         37,920

Operating costs                                             (97,783)      (79,178)       (14,875)
                                                      --------------- ------------- --------------

OPERATING PROFIT                              15             230,868        89,405         23,045

OTHER EXPENDITURE - NET                                      (4,372)       (9,238)        (3,236)

                                                      --------------- ------------- --------------
-        interest received                                       486         1,087             20
-        finance charges                                     (6,574)       (9,266)        (3,256)
-        other financial income/(costs)                        1,715       (1,059)              -
                                                      --------------- ------------- --------------


PROFIT BEFORE TAXATION                                       226,496        80,167         19,809

Taxation                                      16                   -             -              -
                                                      --------------  ------------  -------------

NET PROFIT                                                   226,496        80,167         19,809
                                                      ==============  ============  =============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

BALANCE SHEET
AT DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

                                                                 NOTES                         2002                 2001
                                                                                              $'000                $'000
                                                                                       -------------        -------------
NON CURRENT ASSETS
MINING ASSETS                                                      8                        140,566              144,639
DEFERRED STRIPPING                                                 9                         18,506                5,898
CURRENT ASSETS                                                                              100,506               50,810
                                                                                       -------------        -------------
Cash and equivalents                                                                         50,350               12,572
Restricted cash                                                    12                        11,315               11,185
Inventories                                                        10                        21,409               17,055
Accounts receivable                                                11                        17,026                9,666
Prepaid expenses                                                                                405                  332
                                                                                       -------------        -------------
TOTAL ASSETS                                                                                259,577              201,347
                                                                                       =============        =============

EQUITY
CAPITAL AND RESERVES

Share capital                                                      3                             16                   16

DISTRIBUTABLE RESERVES                                                                      149,027               80,902
                                                                                       -------------        -------------
Other reserves                                                                             (20,733)              (4,362)
Retained income                                                                             169,760               85,264
                                                                                       -------------        -------------

SHAREHOLDERS' EQUITY                                                                        149,043               80,918

NON-CURRENT LIABILITIES                                                                      81,341               93,169

                                                                                       -------------        -------------
Shareholders' subordinated loans                                   4                         18,394               17,715
Environmental rehabilitation provision                             5                          5,850                5,850
Long term liabilities                                              6                         38,271               66,050
Financial instrument liability                                     7                         18,826                3,554
                                                                                       -------------        -------------

CURRENT LIABILITIES                                                                          29,193               27,260

                                                                                       -------------        -------------
Accounts payable                                                   13                         8,537                6,701

Short term portion of long term liabilities                        6                         20,656               20,559
                                                                                       -------------        -------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                                  259,577              201,347
                                                                                       =============        =============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                        SHARE CAPITAL  RETAINED INCOME            OTHER
                                                                $'000            $'000         RESERVES            TOTAL
                                                                                                  $'000            $'000
                                                        -------------  ---------------  ---------------  ---------------
Balance at December 31, 1999                                       16                -                -               16

Net profit for the year                                             -           19,809                -           19,809
                                                        -------------  ---------------  ---------------  ---------------

Balance at December 31, 2000                                       16           19,809                -           19,825

Change in accounting policy in respect of IAS 39                    -            1,288          (4,780)          (3,492)
                                                        -------------  ---------------  ---------------  ---------------

Balance at January 1, 2001                                         16           21,097          (4,780)           16,333

Net profit for the year                                             -           80,167                -           80,167

Movement in cash flow hedge                                         -                -              418              418

Dividends declared and paid                                                   (16,000)                -         (16,000)
                                                        -------------  ---------------  ---------------  ---------------

Balance at December 31, 2001                                       16           85,264          (4,362)           80,918

Net profit for the year                                             -          226,496                -          226,496

Movement in cash flow hedge                                         -                -         (16,371)         (16,371)

Dividends declared and paid                                         -        (142,000)                -        (142,000)
                                                        -------------  ---------------  ---------------  ---------------

BALANCE AT DECEMBER 31, 2002                                       16          169,760         (20,733)          149,043
                                                        =============  ===============  ===============  ===============

See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.

CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                                                                                 2002              2001            2000
                                                                   Notes        $'000             $'000           $'000
                                                                              ---------        ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Income before interest and taxes                                    17.1       236,664            98,425          24,576

Cash utilized by changes in working capital                         17.2       (9,949)          (26,090)        (28,948)
                                                                              ---------        ----------      ----------

                                                                               226,715            72,335         (4,372)

Interest paid -net                                                             (6,088)           (8,179)         (3,236)
                                                                              ---------        ----------      ----------

NET CASH FLOWS GENERATED BY/(UTILIZED IN) OPERATING ACTIVITIES                 220,627            64,156         (7,608)
                                                                              ---------        ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in restricted cash                                                      (131)          (11,185)               -
Additions to mining assets                                                    (13,715)          (23,207)        (76,296)
                                                                              ---------        ----------      ----------

NET CASH FLOWS UTILIZED IN INVESTING ACTIVITIES                               (13,846)          (34,392)        (76,296)
                                                                              ---------        ----------      ----------


CASH FLOWS FROM FINANCING ACTIVITIES

Long term liabilities (repaid) /raised - net                                  (27,003)          (18,538)         101,305
Dividends paid                                                               (142,000)          (16,000)               -
Payment for financial instrument liability                                           -              (55)               -
                                                                              ---------        ----------      ----------


NET CASH FLOWS (UTILIZED IN)/GENERATED BY FINANCING ACTIVITIES               (169,003)          (34,593)         103,305
                                                                              ---------        ----------      ----------

Net increase in cash and equivalents                                            37,778           (4,829)          17,401

Cash and equivalents at beginning of year                                       12,572            17,401               -
                                                                              ---------        ----------      ----------

CASH AND EQUIVALENTS AT END OF YEAR                                             50,350            12,572          17,401
                                                                              =========        ==========      ==========


See notes to the financial statements

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


1.   NATURE OF OPERATIONS

         The Company owns the Morila gold mine in Mali. Randgold Resources Limited and AngloGold Limited each own 50% of the Company's majority shareholders Morila Limited. The Company is engaged in gold mining and related activities, including exploration, extraction, processing and smelting. Gold bullion, the Company's principal product, is currently produced and sold in Mali.

2.   ACCOUNTING POLICIES

         These annual financial statements have been prepared on the historical cost basis in accordance with International Accounting Standards. A summary of the significant accounting policies, which except as disclosed under derivatives, have been applied consistently for all periods presented.

2.1      Undeveloped Properties

         Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write down is recorded.

2.2      Development costs and mine plant facilities

         Development costs and mine plant facilities relating to the existing mine are capitalized. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of the existing operating mine. Following the completion of a bankable feasibility study, development costs incurred including interest on borrowed funds used, to place the mine into production and to complete major development projects at the operating mine are capitalized. Ongoing costs to maintain production are expensed as incurred.

2.3      Depreciation and amortization

         Long lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Short lived assets, include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

2.4      Exploration costs

         Exploration costs are expensed as incurred. Costs related to property acquisitions are capitalized.

2.5      Mining property evaluation

         Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These estimates are subject to risks and uncertainties including future metal

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets. Reductions in the carrying value of the long-term assets of mines are recorded to the extent the remaining investment exceeds the estimate of future discounted net cash flows.

2.6      Deferred stripping costs

         The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

         The remaining life of the open-pit mine operations where the Company defers mining costs is 7 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Company's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

         The deferred stripping accounting method is generally accepted in the mining industry when mining operations have diverse grades and waste-to-ore ratios; however industry practice does vary. Deferred stripping matches the costs of production with the sale of such production at the Company's operation where it is employed, by assigning each ounce of gold with an equivalent amount of waste removal cost. If the Company were to expense stripping costs as incurred, there could be greater volatility in the Company's period-to-period results of operations.

         The Company has classified these costs as "Deferred stripping" on the balance sheet.". Deferred stripping costs as at December 31, 2002 and 2001 were $18.5 million and $5.9 million respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $12.6 million, $5.0 million and $0.9 million in the years ended December 31, 2002, 2001 and 2000, respectively.

2.7      Cash and equivalents

         Cash and equivalents include all highly liquid investments with a maturity of three months or less at the date of acquisition.

2.8      Inventories

         Inventories, which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value.

         Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the next ten years. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimized based on the known mineral reserves, current plant capacity, and mine design.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Stockpiles are measured by estimating the number of tons (via truck counts and/or in-pit surveys of the orebody before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recoverability percentage (based on the historical recovery rates of the processing plant). Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation and amortization relating to the mining operations. Value is added to the stockpile based on the current mining cost per ton plus applicable depreciation and amortization and removed at the average cost per recoverable ounce of gold in the stockpile.

         In-process inventories represent materials that are currently in the process of being converted to saleable product. In-process material is measured based on assays of the material fed to process and the projected recovery of the plant. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including applicable depreciation relating to the plant facility, incurred at that point in the process.

2.9      Deferred taxation

         Deferred taxation represents the tax effect of all temporary differences and is provided at the current tax rates using the comprehensive liability method. The Company is not subject to income tax in respect of profits earned for a period of five years from the date production reaches commercial quantities. No provision for deferred taxation is therefore required for temporary differences reversing prior to that date.

2.10     Environmental rehabilitation liabilities

         The net present value of future rehabilitation costs estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

         Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalized to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

2.11     Leased assets

         Assets subject to finance leases are capitalized at inception at the lower of the fair value of the lease property and the present value of the minimum lease payment. Capitalized leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


2.12     Revenue recognition

         Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

         Interest is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period of maturity.

2.13     Derivatives

         The Company adopted International Accounting Standard 39 ("IAS"). Financial Instruments: Recognition and Measurement", effective January 1, 2001.

         Previously gains and loses on derivative instruments, which effectively established minimum prices for designated future production were recognized in revenue when the planned production was delivered. Derivatives which were not designated to future production were accounted for on a mark-to market basis and the associated gains and losses were immediately recognized in income.

         Currently all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

         On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

         Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognized directly in equity. Amounts deferred in equity are included in income in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss.

         Recognition of derivatives which meet the criteria for the normal purchases, normal sales exception are deferred until settlement.

         Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in income.

         The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the statement of changes in shareholder's equity. Certain of

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to retained income in the statement of shareholders' equity.

2.14     Provident Funds and other employee benefits

         Provident funds and other employee benefits: Provident funds, which are defined contribution plans and are funded through monthly contributions which are charged to income as incurred.

2.15     Foreign currencies

         The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

3.   SHARE CAPITAL

         Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communaute Financiere Africaine franc ("CFA") 10 000 ($16.356) each:


                                  NUMBER OF SHARES       2002        2001
                             AUTHORIZED AND ISSUED      $'000       $'000
                             ---------------------     ------      ------
         Held by:

         Morila Limited                        800         13          13
         Government of Mali                    200          3           3
                                       -----------     ------      ------
                                             1,000         16          16
                                       ===========     ======      ======


4.   SHAREHOLDERS' SUBORDINATED LOANS

                                      2002            2001
                                     $'000           $'000
                                   -------         -------

         Government of Mali          3,145           3,029

         Morila Limited             15,249          14,686
                                   -------         -------

                                    18,394          17,715
                                   =======         =======

         Made up of:

         Principal                  13,108          13,108
         Deferred interest           5,286           4,607
                                   -------         -------

                                    18,394          17,715
                                   =======         =======

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         The shareholder loans are denominated in US dollars and interest accrues at a US three month LIBOR dollar rate plus 2% per annum. These loans are subject to the conditions set out in the syndicated loan agreements. Under these agreements, these loans have been subordinated by the shareholders until such time as the Morila project loan (refer note 6) has been repaid in full. The weighted average interest rates as at December 31, 2002 on the shareholders' subordinated loans was 3.79% (December 31, 2001: 5.80%).


5.   ENVIRONMENTAL REHABILITATION PROVISION

                                                                 2002      2001
                                                                $'000     $'000
                                                               ------    ------
         Provided to date
         -        opening balance                               5,850     1,540
         -        charge to the income statement                    -       480
         -        rehabilitation asset raised (refer note 8)        -     3,830
                                                               ------    ------
                                                                5,850     5,850
                                                               ======    ======

         The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the risk free pre-tax, cost of borrowing.

         While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company has estimated that the remaining costs for Morila, in current monetary terms, will be $8.4 million, the majority of which will only be expended over the life of mine.

         Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

         The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it. It also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

         There are no unasserted claims reflected in the provision.

         While the ultimate closure costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency as these are clearly defined in the Company's mining convention.

         The total cost of rehabilitation is estimated at $8.4 million undiscounted, the majority of which will only be spent after ten years.

         There are no other potentially responsible parties to consider for cost sharing arrangements.

         The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


6.   LONG TERM LIABILITIES

                                                             2002         2001
                                                            $'000        $'000
                                                          -------      -------

         a)       Morila project loan                      36,000       65,931
         b)       Morila finance lease                     19,105       20,678
         c)       Morila Air Liquide finance lease          3,822            -
                                                          -------      -------

                                                           58,927       86,609
         Less:  Current portion of long term liabilities:

         a)       Morila Project loan                      18,000       18,000
         b)       Morila finance lease                      2,279        2,559
         c)       Morila Air Liquide finance lease            377            -
                                                          -------      -------

                                                          (20,656)     (20,559)
                                                          -------      -------

                                                           38,271       66,059
                                                          =======      =======

         A)       MORILA PROJECT LOAN

                  N.M. Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on June 30, 2001 and is collateralized over the assets of the Morila mine whose book value at December 31, 2002 amounted to $259.6 million (December 31, 2001: $201.3 million). It is non-recourse to the Company. The weighted average interest rates as at December 31, 2002 on the Morila Project Loan was 4.05% (December 31, 2001: 5.73%).

                  Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25 to 30 percent of Morila's first five years of production. Various debt covenants apply to the loan, including:

         o Hedging arrangements as stipulated by N.M. Rothschilds will be put into place. The Company will provide evidence to the effect that Morila Holdings or AngloGold has entered into committed Hedging Agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred.

         o        Limitations on material assets disposals and acquisitions.

         o No declaration, payment or distribution of dividends without approval.

         o        Maintain insurance with reputable insurance companies.

         o Establish the Debt Service Reserve Account is the offshore bank account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


                  connection with the Political Risk Insurance during the six month period commencing on such date.

         o No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project.

         o No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls Royce power plant.

         o The Government of Mali principal indebtedness in Morila SA is not to exceed the original $1.6 million as stipulated in the Convention.

         o Certain financial ratios need to be adhered to throughout the loan agreement.

                  The repayment schedule according to the contract is as follows:

                                                2002            2001
                                               $'000           $'000
                                              ------          ------
                  Year ending 2002                 -          18,000
                  Year ending 2003            18,000          18,000
                  Year ending 2004            18,000          18,000
                  Year ending 2005                 -          11,931
                                              ------          ------

                                              36,000          65,931
                                              ======          ======


         B)       FINANCE LEASES

                  Morila finance lease relates to five generators leased from Rolls Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2002 was approximately 15.54%. (December 31, 2001: 17.86%) per annum based on the lease contract. The lease is collateralized by plant and equipment whose net book value at December 31, 2002 amounted to $20.3 million (December 31, 2001: $21.5 million). Average lease payment of $0.8 million are payable in installments over the term of the lease. Two of the Company's ultimate shareholders, being Randgold Resources Limited and AngloGold Limited jointly guaranteed the repayment of the lease.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)



                  The estimated repayment schedule according to the contract is as follows:

                                                      2002            2001
                                                     $'000           $'000
                                                 ---------       ---------
                  Year ending 2002                       -           2,559
                  Year ending 2003                   2,279           2,279
                  Year ending 2004                   2,153           2,153
                  Year ending 2005                   2,276           2,276
                  Year ending 2006                   2,423           2,423
                  Year ending 2007                   2,513           2,513
                  After year ending 2007             7,461           6,476
                                                 ---------       ---------
                                                    19,105          20,679
                                                 =========       =========

         C)       MORILA AIR LIQUIDE FINANCE LEASE

                  Morila Air Liquide finance lease relates to three oxygen-generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at December 31, 2002 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2002 amounted to $3.2 million.

                  The estimated repayment schedule according to the contract is as follows:

                                                                2002      2001
                                                               $'000     $'000
                                                             -------    ------
                  Year ending 2003                               377         -
                  Year ending 2004                               391         -
                  Year ending 2005                               404         -
                  Year ending 2006                               415         -
                  Year ending 2007                               429         -
                  After year ending 2007                       1,806         -
                                                             -------    ------
                                                               3,822         -
                                                             =======    ======

7.   FINANCIAL INSTRUMENT LIABILITY

                                                                2002       2001
                                                               $'000      $'000
                                                             -------    -------
         Mark to market of speculative financial
         instruments at year-end                      7.1    (1,907)      (808)

         Financial instrument liability               7.2     20,733      4,362
                                                             -------    -------
                                                              18,826      3,554
                                                             =======    =======

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


7.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Company's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 19.

7.2 The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 19.

8.   MINING ASSETS

                                                ACCUMULATED
                                      COST      DEPRECIATION    NET BOOK VALUE
                              YEAR    $'000         $'000            $'000
                                    ---------  --------------  ----------------
         Total mining assets  2002   174,728       34,163           140,566
         Total mining assets  2001   161,090       16,451           144,639


         LONG LIFE ASSETS

         Long life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $137.6 million as at December 31, 2002 (2001: $141.6 million).

         SHORT LIFE ASSETS

         Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $3.0 million as at December 31, 2002 (2001: $3.1 million).

9.   DEFERRED STRIPPING

                                               2002           2001
                                              $'000          $'000
                                            -------        -------
         Opening balance                      5,898            919
         Additions during the year           12,608          4,979
                                            -------        -------
                                             18,506          5,898
                                            =======        =======

         The deferred stripping balances at the end of 2002 and 2001 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2002 and 4.26 in 2001. These stripping ratios were calculated taking into account the actual strip ratios achieved of 7.15 for 2002 and 5.86 during 2001.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


10.  INVENTORIES

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Consumables stores                                 15,032       11,242
         Gold in process                                       901        2,530
         Ore stockpiles                                      5,476        3,283
                                                            ------       ------
                                                            21,409       17,055
                                                            ======       ======

11.  ACCOUNTS RECEIVABLE

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Related party receivables
         -        AngloGold Johannesburg                         1            -
         -        Randgold Resources Limited                    10           35
         Gold sales trade receivable                        13,301        5,997
         TVA receivable                                      3,281        2,574
         Other                                                 433        1,059
                                                            ------       ------
                                                            17,026        9,666
                                                            ======       ======

12.  RESTRICTED CASH

                                                              2002         2001
                                                             $'000        $'000
                                                            ------       ------
         Debt service reserve                               11,315       11,185
                                                            ======       ======

         The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 6(a).

13.  ACCOUNTS PAYABLE

                                                             2002        2001
                                                            $'000       $'000
                                                            -----       -----
       Related party payables
       -        Randgold Resources Limited                      7         725
       -        AngloGold Limited                             286           4
       -        AngloGold Mali SA                             486         343
       Trade creditors                                      2,663       2,992
       Payroll costs accruals                               2,209       1,780
       Sundry accruals                                      2,886         857
                                                            -----       -----
                                                            8,537       6,701
                                                            =====       =====

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


14.  REVENUE
                                                       2002     2001     2000
                                                      $'000    $'000    $'000
                                                    -------  -------  -------
       Gold sales                                   328,508  168,167   37,854
       Silver sales                                     144      416       66
                                                    -------  -------  -------
                                                    328,652  168,583   37,920
                                                    =======  =======  =======

15.  OPERATING PROFIT

                                                       2002     2001     2000
                                                      $'000    $'000    $'000
                                                    -------  -------  -------
       Operating profit is arrived at after taking
       into account the following:
       Depreciation and amortization                 17,788   14,042    2,410
       Auditor's remuneration
       -        audit fees                               58      103       30
       Royalties                                     19,699   10,152    2,273
       Loss on financial instruments                  1,100      535        -
       Related party management fee (ANSER)           3,263    1,727      378


16.  TAXATION

         The Company benefits from a five year tax holiday in Mali which expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by

         $79.3 million, $28.1 million and $6.9 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2002, 2001 and 2000, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

         Major items causing the Company's actual income tax charge to differ from estimated the standard charge of 35% of taxable income are as follows:

                                                              YEAR ENDED            YEAR ENDED           YEAR ENDED
                                                       DECEMBER 31, 2002     DECEMBER 31, 2001    DECEMBER 31, 2000
                                                                   $'000                 $'000                $'000
                                                      ------------------     -----------------    -----------------
         Tax at statutory rate                                    79,274                28,058                6,933
         Morila tax holiday differences                         (79,274)              (28,058)              (6,933)
                                                               ---------             ---------             --------
         Total income and mining taxes                                 -                     -                    -
                                                               =========             =========             ========


         The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2002, 2001 and 2000 respectively, for deduction against future mining income.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


17.  NOTES TO THE CASH FLOW STATEMENT

                                                                       2002           2001          2000
                                                                      $'000          $'000         $'000
                                                                -----------  -------------  ------------
17.1     Cash generated by operating activities
         Profit before taxation                                     226,496         80,167        19,809
         Adjustments
         -        finance charges                                     6,088          8,179         3,236
         -        depreciation and amortization                      17,788         14,042         2,410
         -        environmental rehabilitation
                  provision                                               -            480            40
         -        (Gain)/loss on financial instruments              (1,100)            535             -
         -        deferred stripping costs capitalized             (12,608)        (4,978)         (919)
                                                                -----------  -------------  ------------
                                                                    236,664         98,425        24,576
                                                                ===========  =============  ============

17.2     Cash utilized by changes in working capital
         (Increase)/decrease in accounts receivable                 (7,433)          9,932      (12,370)
         Increase in inventories                                    (4,354)        (3,573)      (13,482)
         Increase/(decrease) in accounts payable
         (excluding short term portion of long term loan)             1,838       (32,449)       (3,096)
                                                                -----------  -------------  ------------
                                                                    (9,949)       (26,090)      (28,948)
                                                                ===========  =============  ============

18.  FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

         The Company's financial instruments are set out in note 19.

         In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

18.1     Concentration of credit risk

         The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for bad debts is maintained.

         Gold bullion, the Company's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Company believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

18.2     Foreign currency and commodity price risk

         In the normal course of business, the Company enters into transactions denominated in foreign currencies (primarily $000). In addition, the Company enters into transactions in a number of different currencies (primarily South African rands and Communaute Financiere Africaine franc).

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         As a result, the Company is subject to transaction exposure from fluctuations in foreign currency exchange rates.

         Generally the Company does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Company to any currency fluctuation risk. However, the periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Between 25% and 30% of Morila's production has been sold forward for the years 2003 and 2004.

18.3     Interest rates and liquidity risk

         Fluctuation in interest rates impact on the value of income receivable from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

         In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The Company has been able to in the past actively source financing through shareholders' and third party loans.

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                      DECEMBER 31, 2002               DECEMBER 31, 2001
                                                 CARRYING             FAIR        CARRYING           FAIR
                                                   AMOUNT            VALUE          AMOUNT          VALUE
                                                    $'000            $'000           $'000          $'000
                                                 --------           ------        --------         ------
         Financial assets

         Cash and equivalents                      50,350           50,350          12,572         12,572
         Restricted cash                           11,315           11,315          11,185         11,185
         Receivables                               17,026           17,026           9,666          9,666

         Financial liabilities

         Accounts payable                          29,193           29,193          27,260         27,260
         Long-term debt (excluding loans
         from shareholders)                        38,271           38,271          66,050         66,050
         Liabilities on financial instruments      18,826           18,826           3,554          3,554

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         Financial instruments

         Details of on balance sheet gold derivative contracts as at December 31, 2002:

------------------------ ------------------------------------------------- -----------------------------------------------------
                                       HEDGING INSTRUMENTS                                UNMATCHED INSTRUMENTS

------------------------ ------------------------------------------------- -----------------------------------------------------
    MATURITY DATES          PUTS PURCHASED           FORWARD SALES             PURCHASED CALLS         CALLS SOLD (MATCHED TO
                                                                                                          PURCHASED PUTS)
------------------------ --------------------- --------------------------- ------------------------- ---------------------------
                           OUNCES      $/OZ       OUNCES       US $/OZ       OUNCES      US $/OZ        OUNCES       US $/OZ
December 31, 2003            -          -        151,452         275         53,614        350            -             -
December 31, 2004            -          -        129,852         275         45,960        360            -             -
------------------------ ----------- --------- ------------- ------------- ----------- ------------- ------------- -------------

         And at December 31, 2001:

------------------------ ------------------------------------------------- -----------------------------------------------------
                                       HEDGING INSTRUMENTS                                UNMATCHED INSTRUMENTS

------------------------ ------------------------------------------------- -----------------------------------------------------
    MATURITY DATES           PUTS PURCHASED           FORWARD SALES           PURCHASED CALLS         CALLS SOLD (MATCHED TO
                                                                                                         PURCHASED PUTS)
------------------------ ----------------------- ------------------------- ----------------------- -----------------------------
                           OUNCES     $000/OZ      OUNCES      US $/OZ       OUNCES     US $/OZ       OUNCES        US $/OZ
December 31, 2002          60,000       275       168,240        275         59,556       340         60,000          310
December 31, 2003            -           -        151,452        275         53,614       350           -              -
December 31, 2004            -           -        129,852        275         45,960       360           -              -
------------------------ ----------- ----------- ----------- ------------- ----------- ----------- ------------- ---------------

         The total fair value of the above financial instruments as at December 31, 2002 was a loss of $ 18.8 million and a loss of $3.5 million as at December 31, 2001.

         ESTIMATION OF FAIR VALUES

         Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents

         The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

         LONG TERM DEBT

         The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

         GOLD PRICE CONTRACTS

         The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

20.  PENSION AND PROVIDENT FUNDS

         Retirement benefits for employees of the Company are provided by the Mali state social security system to which the Company and its employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2002 and December 31, 2001 amounted to $2.9 million and $1.2 million, respectively.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


21.  COMMITMENTS

21.1     Capital expenditure


                                                2002         2001
                                               $'000        $'000
                                              ------       ------

         Contracts for capital expenditure     1,985          375
         Authorized but not contracted for       183        3,843
                                              ------       ------
                                               2,168        4,218
                                              ======       ======


22.  RELATED PARTY TRANSACTIONS

         Included in accounts payable and accounts receivable as at December 31, 2002 are amounts of $0.8 million (2001: $1.1 million) and $0.01 million (2001: $0.04 million) as detailed in notes 13 and 11 above, respectively.

         In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears.

         The management fees for the year ended December 31, 2002 amounted to $3.3 million (2001: $1.7 million).

23.  RECONCILIATION TO US GAAP

         The Company's financial statements included in this registration statement have been prepared in accordance with International Accounting Standards ("IAS") which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IAS and US GAAP.

         A) RECONCILIATION OF NET PROFIT AND SHAREHOLDERS EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Reconciliation of Net Profit                           2002        2001        2000
                                                      $'000       $'000       $'000
                                                   --------     -------      ------
Net profit under IAS                                226,496      80,167      19,809
US GAAP adjustments
Provision for environmental rehabilitation            (191)       (250)        (38)
                                                   --------     -------      ------

Net profit under US GAAP before change
in accounting policy                                226,305      79,917      19,771
Change in accounting policy                               -       1,288           -
                                                   --------     -------      ------

Net profit under US GAAP                            226,305      81,205      19,771
                                                   ========     =======      ======



SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


Reconciliation of Net Profit                           2002        2001        2000
                                                      $'000       $'000       $'000
                                                   --------     -------      ------
Net profit under US GAAP                           226,305      81,205       19,771
OTHER COMPREHENSIVE INCOME
Change in accounting policy which meet
the criteria for cash flow hedges                         -     (4,780)           -
Change in fair value of cash flow hedges           (16,371)         418           -
                                                   --------     -------      ------
Comprehensive income under US GAAP                  209,934      76,843      19,771
                                                   ========     =======      ======

RECONCILIATION OF SHAREHOLDERS' EQUITY                             2002        2001
                                                                  $'000       $'000
                                                                -------      ------
Total shareholders' equity under IAS                            149,043      80,918

US GAAP ADJUSTMENTS
Provision for environmental rehabilitation                        (479)       (288)
                                                                -------      ------

Total shareholders' equity under US GAAP                        148,564      80,630
                                                                =======      ======

         The following is a summary of the differences between IAS and US GAAP as applicable to the Company.

         B)       QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

         PROVISION FOR ENVIRONMENTAL REHABILITATION.

         Currently under IAS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Under US GAAP, expenditure estimated to be incurred on long-term environmental obligations is provided over the remaining lives of the mines through charges in the statement of operations. The Company will adopt FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" on January 1, 2003 which will eliminate this GAAP difference prospectively.

                  CHANGE IN ACCOUNTING POLICY

         Under IAS, a change in accounting policy is presented as a restatement to the prior's fiscal period shareholders' equity. Accordingly the Company restated its fiscal 2000 shareholders' equity for the impact of adopting IAS 39 "Financial Instruments: Recognition and Measurement". Under US GAAP a change in accounting policy is recorded as a cumulative effect of change in accounting principle adjustment on the first day of the fiscal year in which the Company adopts the new accounting standard. The Company adopted FAS 133 "Accounting for Derivative instruments and Hedging Activities" on January 1, 2001, and accordingly adjusted net income by $1.2 million for those financial instruments which did not meet the criteria for hedge accounting and other comprehensive income by $4.8 million for those financial instruments which met the cash flow hedge accounting criteria.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. The Company has determined that the adoption of FAS 143 will not have a material impact on its results of operations and financial position.

         In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has determined that the adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

         In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company has determined that the adoption of SFAS 146 will not have a material impact on its results of operations and financial position.

         In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Company has determined that SFAS 148 will have no impact on its results of operations and financial position for the periods presented as it does not have any stock based compensation plans.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

         This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981 - the effective date of Interpretation 34. The Company has determined that FIN 45 will have no impact on its results of operations and financial position.

         In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 " ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity;

2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

                  a) The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.

                  b) The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

                  c) The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

SOCIETE DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
(US$ THOUSANDS UNLESS OTHERWISE NOTED)


         This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company has determined that FIN 46 will have no impact on its results of operations and financial position as it is not a party to any transactions with variable interest entities.

ITEM 19  EXHIBITS

         The following exhibits are filed as a part of this Annual Report:


        EXHIBIT NO.                                              EXHIBIT
        -----------                                              --------
        1.1*                  Memorandum of Association of Randgold & Exploration Company Limited.

        1.2*                  Articles of Association of Randgold & Exploration Company Limited.

        2.1*                  Randgold (1993) Share Option Scheme.

        2.2*                  Excerpts of Relevant Provisions of the South African Companies Act.

        2.3*                  Excerpts of Relevant  Provisions of the Johannesburg  Stock Exchange  Listings
                              Requirements.

        2.4*                  Rule 144A  Deposit  Agreement  dated as of October  3, 1996  among  Randgold &
                              Exploration Company Limited,  The Bank of New York as Rule 144A Depositary and
                              holders and beneficial owners of Rule 144A American Depositary Receipts.

        2.5*                  Regulation S Deposit  Agreement  dated as of October 3, 1996 among  Randgold &
                              Exploration  Company Limited,  The Bank of New York as Regulation S Depositary
                              and holders and beneficial owners of Regulation S Global Depositary Receipts.



        EXHIBIT NO.                                              EXHIBIT
        -----------                                              --------

        2.6*                  Adoption Agreement dated October 3, 1996 between Randgold Resources (Holdings)
                              Limited and Randgold Resources Limited constituting Randgold Resources
                              (Holdings) Limited as a party to the Randgold Resources Limited Shareholders
                              Agreement.

        2.7++                 Form of Deposit  Agreement  amended and  restated as of  November,  1998 among
                              Randgold &  Exploration  Company  Limited,  The Bank of New York as Depositary
                              and owners and holders of American Depositary Receipts.

        2.8*****              Loan Agreement for project finance for Morila Project, dated December 21, 1999, between Societe des Mines de Morila S.A., Randgold Resources Limited,
                              Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions, NM Rothschild & Sons Limited, Standard Bank
                              London Limited, Bayerische Hypo-Und Vereinsbank AG, Mees Pierson NV and Societe
                              Generale (relating to $90 million Loan).

        2.9*****              Amendment to Loan Agreement for project finance for Morila Project, dated
                              April 10, 1999, between Societe des Mines de Morila S.A., Randgold
                              Resources Limited, Randgold & Exploration Company Limited, Morila Limited,
                              various banks and other financial institutions, NM Rothschild & Sons
                              Limited, Standard Bank of London Limited, Bayerische Hypo-Und Vereinsbank AG,
                              Mees Pierson NV and Societe Generale and Leonia Corporate Bank plc.

        2.10*****             Morila Security Agreement (Offshore Assets),  dated February 24, 2000, between
                              Societe des Mines de Morila S.A. and NM Rothschild & Sons Limited.

        2.11*****             Morila  Security  Agreement  (Mali Goodwill  Charge) (in French,  with English translation),  dated March 6, 2000,  between  Societe des Mines de Morila S.A.
                              and NM Rothschild & Sons Limited.

        2.12*****             Morila  Security  Agreement  (Mali  Mining  permit  Charge) (in  French,  with
                              English  translation),  dated  March 6,  2000,  between  Societe  des Mines de
                              Morila S.A. and NM Rothschild & Sons Limited.

        2.13*****             Morila  Security  Agreement  (Mali  Bank  Account  Charge)  (in  French,  with
                              English  translation),  dated  March 6,  2000,  between  Societe  des Mines de
                              Morila S.A. and NM  Rothschild & Sons Limited and Banque de  Developpement  du
                              Mali.

        2.14*****             Guarantee  Agreement,   dated  February  24,  2000  among  Randgold  Resources
                              Limited,  Randgold  &  Exploration  Company  Limited,  Morila  Limited  and NM
                              Rothschild & Sons Limited.

        2.15*****             RRL Security  Agreement,  dated February 24, 2000,  between Randgold Resources
                              Limited and NM Rothschild & Sons Limited.

        2.16*****             Morila Holdings Security Agreement (in French,  with an English  translation), dated March 6, 2000,  among Morila Limited,  Mr. Mahamadou  Samake,  Mr. Roger
                              Kebble,  Mr. Dennis  Bristow,  Mr. David  Ashworth and N.M.  Rothschild & Sons
                              Limited.



        EXHIBIT NO.                                              EXHIBIT
        -----------                                              --------

        2.17*****             Subordination  Agreement,  dated March 29,  2000,  among  Societe des Mines de
                              Morila,  Randgold Resources Limited,  Randgold & Exploration  Company Limited,
                              Morila Limited and NM Rothschild & Sons Limited.

        2.18*****             Subordination  Agreement,  dated March 30, 2000,  between  Randgold  Resources
                              Limited, Barnex and NM Rothschild & Sons Limited.

        2.19*****             Project  Account  Agreement  (Offshore),  dated  February  25,  2000,  between
                              Citibank N.A., N.M. Rothschild & Sons Limited and Societe des Mines de Morila.

        2.20*****             Project Account Agreement (Mali) (in French, with  an English translation), dated March 21, 2000, among Banque de Developpement du Mali, NM Rothschild & Sons
                              Limited and Societe des Mines de Morila.

        2.21*****             Secured Credit  Facility  Offer,  dated March 13, 2000,  between Rand Merchant
                              Bank and Randgold & Exploration Company Limited.

        2.22*****             Shareholders' Agreement (in French, with an English translation), dated June
                              23, 2000, between the Government of Mali and Morila Limited.

        2.23+++               Letter Agreement, dated September 17, 2001, between Societe des Mines de
                              Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild &
                              Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG,
                              Fortis Bank (Nederland) N.V. and Societe Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments
                              (Jersey) Limited.

        2.24+++               Deed of Release,  dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited  releasing the shares of Morila  Limited held by Randgold Resources Limited as collateral for the Morila Loan.

        2.25+++               Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey)
                              Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).

        4.1*                  Shareholders' Agreement dated as of May 14, 1996 among Randgold & Exploration
                              Company Limited, Beachcove Holdings (Proprietary) Limited, Transvaal Gold Mining
                              Estates Limited Continental Goldfields Limited and Callina NL.

        4.2*                  Variation of the  Shareholders' Agreement dated as of December 19, 1996 among
                              Randgold & Exploration Company Limited, Beachcove Holdings (Proprietary)
                              Limited, Transvaal Gold Mining Estates Limited, Continental Goldfields
                              Limited and Callina NL.

        4.3**                 Deed governing the  relationship  between the parties upon  admission  between
                              Randgold & Exploration  Company Limited and Randgold  Resources  Limited dated
                              June 26, 1997.



        EXHIBIT NO.                                              EXHIBIT
        -----------                                              --------

        4.4**                 License  Agreement dated June 26, 1997 between Randgold & Exploration  Company
                              Limited and Randgold Resources Limited.

        4.5***                Heads of  Agreement,  dated January 26, 1998,  between  Randgold & Exploration
                              Company Limited and Rio Tinto Mining and Exploration Limited.

        4.6***                Financial  Agreement,  dated December 30, 1997, between Randgold & Exploration
                              Company Limited and Randgold Resources Limited.

        4.7***                Consultancy  Agreement,  dated May 31, 1998,  between  Randgold &  Exploration
                              Company Limited and R.A.R. Kebble as Executive Chairman.

        4.8***                Financing  Agreement,  dated May 20,  1998,  between  Randgold  &  Exploration
                              Company Limited and Consolidated African Mines Limited.

        4.9****               Joint Venture Agreement, dated March 25, 1999 between Rio Tinto Mining and
                              Exploration Limited, Randgold & Exploration Company Limited and Continental
                              Base Metal Mining Company (Proprietary) Limited.

        4.10****              Agreement, dated August 25, 1999, between Randgold & Exploration Company
                              Limited, Continental Goldfields Limited, Beachcove Holdings (Proprietary)
                              Limited and Callina NL.

        4.11*****             Sale of Shares  Agreement,  dated May 29, 2000,  between  AngloGold,  Randgold
                              Resources Limited and Morila Limited.

        4.12*****             Joint Venture  Agreement,  dated May 29, 2000,  between AngloGold and Randgold
                              Resources Limited.

        4.13*****             Operator  Agreement,  dated May 29, 2000,  between Societe des Mines de Morila
                              SA and AngloGold Services Mali, S.A.

        4.14+                 Sale of Shares  and Loan  Claims  Agreement,  dated  April 27,  2001,  between
                              Normandy LaSource SAS and Randgold Resources Limited.

        4.15#                 Joint Venture  Agreement  between  Randgold & Exploration  Company Limited and
                              Eurasia Mining plc, dated October 18, 2002.

        4.16#                 Services  Agreement  between  Randgold  &  Exploration   Company  Limited  and
                              Randgold Resources Limited, dated February 2, 2003.

        4.17#                 Settlement  Agreement between Rolls-Royce Power Ventures Limited,  Syama Power
                              Plant Sales Limited,  Operation  D'Energie De Syama S.A., Societe Des Mines De
                              Syama S.A.,  Randgold  Resources  Limited and Randgold &  Exploration  Company
                              Limited, dated December 16, 2002.

        8.1#                  List of subsidiaries and associated companies.

       10.1#                  Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.


        EXHIBIT NO.                                              EXHIBIT
        -----------                                              --------

       10.2#                  Certification by Chairman of the Audit Committee pursuant to 18 U.S.C.
                              Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
                              2002.

------------------

*     Incorporated by reference to our Registration Statement (File No. 0-29150)
      on Form 20-F.
**    Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1997.
***   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1998.
****  Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1999.
***** Incorporated by reference to our Annual Report on Form 20-F for the nine months ended December 31, 1999.
+     Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.
++    Incorporated by reference to Post-Effective Amendment No. 1 to Registration
      Statement on Form F-6 (Registration Number 333-6482).
+++   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001.
#     Filed herewith.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


                              RANDGOLD & EXPLORATION COMPANY LIMITED


                              By:      /s/ R.A.R. Kebble
                                       ---------------------------------------

                              Name:    R.A.R. Kebble
                                       ---------------------------------------

                              Title:   Chairman
                                       ---------------------------------------

                              Date:    July 14, 2003
                                       ---------------------------------------

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002


I, ROGER A. R. KEBBLE, certify that:

1. I have reviewed this annual report on Form 20-F of Randgold & Exploration Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 14, 2003


                                             /s/ Roger A.R. Kebble
                                             ----------------------------------
                                             Roger A.R. Kebble
                                             Chairman

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, HENDRIK C. BUITENDAG, certify that:


1. I have reviewed this annual report on Form 20-F of Randgold & Exploration Company Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 14, 2003


                                         /s/ Hendrik C. Buitendag
                                         --------------------------------------
                                         Hendrik C. Buitendag
                                         Director

                     RANDGOLD & EXPLORATION COMPANY LIMITED


                                  EXHIBIT INDEX


Exhibit
Number
--------
  4.15#     Joint Venture Agreement between Randgold & Exploration  Company Limited and Eurasia
            Mining plc, dated October 18, 2002.

  4.16#     Services  Agreement  between  Randgold & Exploration  Company  Limited and Randgold
            Resources Limited, dated February 2, 2003.

  4.17#     Settlement Agreement between Rolls-Royce Power Ventures Limited,  Syama Power Plant
            Sales Limited,  Operation D'Energie De Syama S.A., Societe Des Mines De Syama S.A.,
            Randgold  Resources  Limited and  Randgold &  Exploration  Company  Limited,  dated
            December 16, 2002.

  8.1#      List of subsidiaries and associated companies.

 10.1#      Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

 10.2#      Certification by Chairman of the Audit Committee pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002.