Form 20-F
period 2003-12-31
RANDGOLD & EXPLORATION CO LTD
filed 2004-07-15
CIK 1033217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-29150

RANDGOLD & EXPLORATION COMPANY LIMITED

(Exact name of Registrant as specified in its charter
and translation of Registrant's name into English)

28 HARRISON STREET, JOHANNESBURG, SOUTH AFRICA

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value Rand .01 per share
(Title of Class)

American Depositary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2003, the Registrant had outstanding 55,280,785 ordinary shares, par value R0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow.      Item 17            Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by a checkmark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.      Yes            No

i

GLOSSARY OF TERMS AND EXPLANATIONS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this Annual Report.

Birrimian:	Geological time era, about 2.1 billion years ago.

Carbonate:	A mineral typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Carbon-In-Leach (CIL):	A process similar to CIP (described below) except that the ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously.

Carbon-In-Pulp (CIP):	A common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains gold in solution. The gold in solution is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process.

Chalcopyrite:	A mineral compound of copper, iron and sulphide.

Clastic:	Rocks built up of fragments of pre-existing rocks which have been produced by the processes of weathering and erosion.

Craton:	A part of the earth's crust that has attained stability and has been little deformed for a long time.

Cut-off grade:	The grade at which the total profit from mining the orebodies, under a specified set of mining parameters, is maximized.

Development:	Activities required to prepare for mining activities and maintain a planned production level and those costs to enable the conversion of mineralized material to reserves.

Dilution:	Mixing of ore grade material with non-ore grade/waste material in the mining process.

Disseminated:	A term used to describe fine particles of the ore mineral dispersed through the enclosing rock.

Dyke:	A sheet-like body of igneous rock which is discordant to bedding or foliation.

EEP:	Exclusive exploration permit.

Elution:	Chemical process of extracting gold from activated carbon.

EP:	Exploration permit.

Exploration:	Activities associated with ascertaining the existence, location, extent or quality of mineralized material, including economic and technical evaluations of mineralized material.

Fault:	A fracture or a zone of fractures within a body of rock.

Feldspar:	An alumino-silicate mineral.

Flotation:	A recovery process by which valuable minerals are separated from waste rock to produce a concentrate. Chemicals are then introduced to induce certain minerals to attach to air bubbles and to float.

Fold:	A flexure of planar structures within the rocks.

Foliation:	A term used to describe planar arrangements of minerals or mineral bands within rocks.

Footwall:	The underlying side of a fault, orebody or stope.

Fragmentation:	The breakage of rock during blasting in which explosive energy fractures the solid mass into pieces; the distribution of rock particle sizes after blasting.

g/t:	Grams of gold per metric tonne.

Gold reserves:	The gold contained within proven and probable reserves on the basis of recoverable material (reported as mill delivered tonnes and head grade).

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Greenstone:	A field term used to describe any slightly metamorphosed rock.

Greywacke:	Type of sedimentary rock.

Grinding:	Reducing mineralized rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hydrothermal:	Pertaining to the action of hot aqueous solutions on rocks.

Igneous:	A rock or mineral that solidified from molten or partially molten material.

In situ:	In place or within unbroken rock or still in the ground.

Intrusive:	A rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock.

Kriging:	An interpolation method that minimizes the estimation error in the determination of reserves.

Landsat:	Spectral images of the Earth's surface.

Leaching:	Dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration on to the activated carbon.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to U.S. units are provided below:

Metric Unit		U.S. Equivalent
1 tonne	= 1 t	= 1.10231 tons
1 gram	= 1 g	= 0.03215 ounces
1 gram per tonne	= 1 g/t	= 0.02917 ounces per ton
1 kilogram per tonne	= 1 kg/t	= 29.16642 ounces per ton
1 kilometer	= 1 km	= 0.621371 miles
1 meter	= 1 m	= 3.28084 feet
1 centimeter	= 1 cm	= 0.3937 inches
1 millimeter	= 1 mm	= 0.03937 inches
1 square kilometer	= 1 sq km	= 0.3861 miles

Metamorphism:	Alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period.

Metasediment:	A sedimentary rock that has undergone metamorphism.

Metallurgical plant:	A processing plant used to treat ore and extract the contained gold.

Metallurgy:	In the context of this document, the science of extracting metals from ores and preparing them for sale.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Million troy ounces.

Mt:	Million metric tonnes.

Open pit:	Mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.

Orebody:	A continuous, well-defined mass of material containing sufficient minerals of economic value to make extraction economically feasible.

Orogenic:	Of or related to mountain building, such as when a belt of the Earth's crust is compressed by lateral forces to form a chain of mountains.

Ounce:	One troy ounce, which equals 31.1035 grams.

Overburden:	The soil and rock that must be removed in order to expose an ore deposit.

Oxide:	Soft, weathered rock.

Paste Tailings:	The technique of tailings deposition using high density thickened tailings rather than the conventional unthickened tailings.

Payshoot:	A defined zone of economically viable mineralization.

Porphyry:	Medium grained igneous rock containing larger mineral crystals.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Prospecting license or permits:	An area for which permission to explore has been granted.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Pyrrhotite:	A mineral compound of iron and sulphide.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	Weathered products of fresh rock, such as soil, alluvium, colluvium, sands, and hardened oxidized materials.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation (RC) drilling:	A drilling method.

v

Rotary air blast (RAB) drilling:	A drilling method.

Sampling:	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

Saprock:	A transitional rock; a state of weathering between fresh rock and total weathered saprolite or clay.

Sedimentary:	Sourced from erosion of other rocks.

Shear zone:	An elongated area of structural deformation.

Silica:	A naturally occurring dioxide of silicon.

Silicification:	Introduction of additional silica into the rock during hydrothermal alteration.

Stockpile:	A store of unprocessed ore.

Stope:	The underground excavation within the orebody where the main gold production takes place.

Stripping:	The process of removing overburden to expose ore.

Stripping ratio:	Ratio of waste material to ore material needed to be moved in an open pit mine.

Sulphide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulphide. Also a zone in which sulfide minerals occur.

Tailings:	Finely ground rock from which valuable minerals have been extracted by milling.

Tectonic:	Deformation related to orogenic events.

Tonalite:	A type of igneous rock.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a "metric" ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties.

Trenching:	Making elongated open-air excavations for the purposes of mapping and sampling.

Trend:	The arrangement of a group of ore deposits or a geological feature or zone of similar grade occurring in a linear pattern.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathered:	Rock broken down by erosion.

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

PART 1

We are incorporated under the laws of the Republic of South Africa with our operations located in Africa. Our books of account are maintained in South African Rands and our annual and interim financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A.GAAP. S.A.GAAP differs in significant respects from generally accepted accounting principles in the United States, or U.S.GAAP.

We have also included in this Annual Report the audited financial information for the years ended December 31, 2003 and 2002 of Randgold Resources Limited, or RRL, and Societe des Mines de Morila SA, or Morila SA. The books of account of RRL and Morila SA are maintained in U.S. dollars and its annual and interim financial statements are prepared on the historical cost basis in accordance with International Financial Reporting Standards, or IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or U.S.GAAP.

On October 25, 1999, we approved a change in our fiscal year from March 31 to December 31. Accordingly, the financial statements for the period in which the change in fiscal year became effective cover a nine month period from April 1, 1999, through to December 31, 1999. The financial information included in this Annual Report has been prepared in accordance with SA GAAP, and except where otherwise indicated, is presented in U.S. dollars.

Unless the context otherwise requires, "us," "we," "our," or words of similar import, refer to Randgold & Exploration Company Limited and its subsidiaries and associated companies. All references to "RRL" mean Randgold Resources Limited, an associated company of ours incorporated in Jersey, Channel Islands. On May 31, 2004, we owned approximately 31% of the issued and outstanding share capital of RRL. On December 31, 2003, RRL owned 50% of Morila Limited, which owned 80% of Société des Mines de Morila, or Morila SA, which is the owner of the Morila mine.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2003, 2002 and 2001, and at December 31, 2003 and 2002 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.

Our consolidated financial statements have been audited by PricewaterhouseCoopers Inc., whose report with respect to these financial statements appears elsewhere in this Annual Report.

The selected consolidated financial data for the year ended December 31, 2000 and the nine month period ended December 31, 1999 and at December 31, 2000 and 1999 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with generally accepted accounting principles in the United States.

The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Nine months ended December 31, 1999
	(In $'000, Except Per Share and Per Ounce Data)
OPERATIONS
Revenue	3,221	1,638	20,575	182,990	40,240
Expenditure	(20,209)	(14,903)	(47,102)	(178,593)	(124,894)
Equity income	19,250	43,722	32,482	7,908	—
Income/(loss) before minority interest	2,262	30,457	5,955	12,305	(84,654)
Minority interest	723	(2,969)	(6,362)	(6,823)	34,795
Total from operations	2,985	27,488	(407)	5,482	(49,859)
NONOPERATING INCOME
Profit on disposal of a portion of investment in associate	33,239	—	—	—	—
Total from Nonoperations	33,239	—	—	—	—

Net income/(loss)	36,224	27,488	(407)	5,482	(49,859)

Earnings/(loss) per share (basic)	$0.75	$0.64	($0.01)	$0.13	($1.20)
Diluted earnings per share	$0.74	$0.63	—	$0.13	—

FINANCIAL POSITION

Cash and cash equivalents	1,672	2,541	2,395	57,135	2,869
Other current assets	517	718	16,409	24,572	48,262
Property, plant and equipment – net	11,932	1,699	11,532	21,513	136,007
Other long term assets	29,980	—	—	186	571
Investments	64,358	17,345	8,902	6,320	19,417
Investment in associate	65,309	57,209	—	—	—
Investment in joint venture	—	—	48,287	24,988	—

Total assets	173,768	79,512	87,525	134,714	207,126

Current liabilities	6,851	10,312	23,977	73,798	100,315
Provision for environmental rehabilitation	—	—	2,032	3,000	1,713
Provision for post- retirement benefits	8,757	6,005	4,506	3,606	4,767
Deferred income tax	—	—	—	—	—
Loans from minority shareholders in subsidiaries	—	—	21,625	22,258	24,003
Long-term liabilities	—	—	30,727	10,727	63,971
Deferred liabilities on financial instruments	—	—	1,030	4,368	7,969
Interest of outside shareholders in subsidiaries	4,028	—	(7,945)	15,991	6,787
Total Shareholders' equity	154,132	63,195	11,573	966	(2,399)

Total liabilities and shareholders' equity	173,768	79,512	87,525	134,714	207,126

Additional Selected Financial Data

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Nine months ended December 31, 1999
Capital stock ($'000)(1)	137	120	118	118	118
Number of common shares as adjusted to reflect changes in capital stock	55,280,785	43,696,256	41,701,921	41,437,419	41,394,162
Net assets/(liabilities) ($'000)	158,160	63,195	11,573	966	(2,399)

(1)	Reflects the nominal value, or par value, of our issued share capital at the end of each reporting period. (exclusive of long term debt and redeemable preference shares).

Exchange Rate Information

The following table sets forth for the periods and dates indicated certain information concerning the Federal Reserve Bank of New York noon buying rate expressed in Rands per $1.00. The Rand to Dollar exchange rate at June 30, 2004 was R6.23 to $1.00.

	Average	Low	High	Period end
Nine months ended December 31, 1999	6.12	5.97	6.26	6.15
Year ended December 31, 2000	6.97	6.05	7.82	7.57
Year ended December 31, 2001	8.61	7.49	13.07	11.98
Year ended December 31, 2002	10.57	8.76	12.59	8.66
Year ended December 31, 2003	7.56	6.26	9.05	6.70

	Low	High
January 2004	6.36	7.31
February 2004	6.57	7.05
March 2004	6.32	6.92
April 2004	6.27	6.94
May 2004	6.52	7.05
June 2004	6.11	6.64

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

In addition to the other information included in this annual report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

Because we have depended largely upon RRL, which in turn depends upon Morila Limited, for substantially all of our profits, our business will be harmed if Morila's revenues or its ability to pay dividends are adversely impacted.

RRL holds its ownership interest in Morila through a 50% ownership interest in Morila Limited, which in turn owns 80% of Morila SA, the direct owner of the Morila mine. In 2003, substantially all of our profits were derived from the sale of RRL shares and from the sale of Morila, or gold mined at Morila, and we expect that this mine will continue to provide much of our profits, for at least the next two years. As a result, our results of operations and financial condition could be materially and adversely affected by any of the following factors:

•	fluctuations in the price of gold realized by Morila;

•	the failure of Morila to produce expected amounts of gold;

•	any disputes which may arise between RRL and AngloGold Limited, or AngloGold, with respect to the management of Morila Limited; and

•	restrictions contained in the loan agreement between Morila SA and its lenders on the ability of Morila SA to pay dividends to its shareholders, including Morila Limited.

The profitability of our operations, and the profits generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our profits have come from the sale of gold by RRL. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:

•	the demand for gold for industrial uses and for use in jewelry;

•	international or regional political and economic trends;

•	the strength of the Dollar, the currency in which gold prices generally are quoted, and of other currencies;

•	financial market expectations regarding the rate of inflation;

•	interest rates;

•	speculative activities;

•	actual or expected purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;

•	hedging activities by gold producers; and

•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the quarterly high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past two years and the first quarter of 2004.

		Price Per Ounce ($)
Year		High	Low	Average
2004
	First Quarter	425.50	390.50	408.44
2003
	Fourth Quarter	416.25	370.25	391.92
	Third Quarter	390.70	342.50	363.24
	Second Quarter	371.40	319.90	346.74
	First Quarter	382.10	329.45	352.09
2002
	Fourth Quarter	349.30	310.75	321.87
	Third Quarter	326.30	302.25	314.20
	Second Quarter	327.05	297.75	312.40
	First Quarter	304.30	277.75	290.07

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

For RRL's continued operations, the total cash cost of production per ounce of gold sold was $100 in the year ended December 31, 2003 and $74 in the year ended December 31, 2002. For all operations, the total cash cost of production per ounce of gold sold was $100 in the year ended December 31, 2003 and $156 in the year ended December 31, 2002. We expect that Morila SA's total cash costs will rise as the life of the mine advances, which could adversely affect our profitability.

We may be required to seek funding from third parties or enter into joint development arrangements to finance the development of our properties and the timely exploration of our mineral rights, which funding or development arrangements may not be available on acceptable terms, or at all.

We require substantial funding to develop our properties. For example, our ability to continue our exploration activities through joint ventures is dependent on the availability of sufficient funding. Furthermore, if it is ultimately determined that RRL's Tongon project will sustain profitable mining operations, RRL's ability to build a mine at this site would also be dependent upon the availability of sufficient funding. In some countries, if we do not conduct any mineral exploration on our mineral holdings or make the required payments in lieu of completing mineral exploration, these mineral holdings will lapse and we will lose all interest that we have in these mineral rights.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended 2003, and anticipate that we will be classified as a PFIC for the 2004 taxable year. U.S. shareholders who owned our shares in 2003 will be subject to reporting requirements for 2003 and succeeding years, even if in subsequent years we are no longer a PFIC. Unless specific shareholder elections apply, U.S. shareholders may also be subject to increased U.S. tax liabilities, even if in subsequent years we are no longer a PFIC. The same reporting obligations and tax consequences will apply to U.S. Shareholders who acquire shares during the 2004 taxable year if our expectation that we will be a PFIC for the 2004 taxable year is accurate.

We urge U.S. shareholders to review Item 10E. — "Taxation — Passive Foreign Investment Company Status" in this Annual Report and to consult their own U.S. tax advisors with respect to the U.S. tax consequences of an investment in our ordinary shares or ADSs.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, equity participation and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan. We do not maintain "key man" life insurance policies on members of our executive team.

Some of our directors hold positions with other companies in our industry, which may present conflicts with Randgold & Exploration that are resolved in a manner unfavorable to us.

Some of our directors including our chairman, Roger Kebble, hold positions with RRL, one of our associated companies, and with other companies in our industry, including JCI Limited, or JCI, and Western Areas Limited, or Western Areas. These positions could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for us and the other companies in which these directors hold positions. These conflicts may not ultimately be resolved in a manner that is favorable to us.

Legal action against our chairman and certain directors may adversely affect our share price.

Our chairman, Roger Kebble, resigned as a director of Durban Roodepoort Deep, Limited, or DRD, a South African company, in June 2002. Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to DRD. Mr. Kebble has disputed the claims. The matter continues to be adjourned until the related criminal proceedings are finalized and no final date for a hearing has been set.

A criminal action, brought on November 12, 2002, is pending in the Specialised Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD, to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. This matter is scheduled to go to trial in January 2005.

A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas, Mr. R. Brett Kebble, Mr. Hendrik C. Buitendag and Mr. Roger A.R. Kebble on charges of fraud.

The proceedings arise out of the proposed acquisition by Western Areas of JCI Gold Limited, Consolidated African Mines Limited, or CAM, Free State Development and Investment Corporation Limited, Barnato Exploration Limited, or Barnex, and ourselves towards the end of 1999. This action is still pending.

In the event of these legal actions continuing against our chairman, investors may be unwilling to invest in our securities, which may have an adverse effect on our share price.

If we become subject to registration as an "investment company" under the U.S. Investment Company Act of 1940, as amended, the consequences of such registration would have a material adverse effect on our revenues and cash flows.

Significant changes in our current structure, could result in us being deemed an "investment company" and thus subject to the requirements of the U.S. Investment Company Act of 1940, or the 1940 Act. This could happen, for example, if the nature of our assets were to shift more heavily toward "investment securities" or if a greater share of our income/losses were derived from investment securities. If we became subject to regulation as an investment company, then we would be subject to the regulatory duties and restrictions of the 1940 Act, including profound restrictions on board structure, transactions with affiliates, borrowing, and investment of our assets. Unless an exclusion or safe harbor was available to us, we would have to attempt to reduce our investment securities as a percentage of our total assets. This reduction could be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If we were required to sell investment securities, we may be forced to sell them sooner than we otherwise would at depressed prices with the possibility of incurring sizable losses.

If we are unable to meet any of the conditions imposed by the South African Reserve Bank with respect to our ownership of shares of RRL, we may be forced to sell our shares which may have a material and adverse effect on our revenues and cash flows.

The South African Reserve Bank, or SARB, regulates our ownership of RRL shares and requires us to maintain at least a 36% interest in RRL. In connection with RRL's proposed public offering of its ordinary shares, the SARB relaxed its requirement that we own not less than 50.1% of RRL's ordinary shares. The change in the SARB requirements was conditioned upon, among other things, us being able to maintain "management control" of RRL. According to South African regulations, management control vests in majority shareholders which are defined as shareholders holding at least a 35% interest in a company.

We have applied to SARB to reduce this 36% ownership requirement to 26%. This application is still pending. However, we have since reduced our percentage ownership in RRL to approximately 31%. In the event that we are unable to meet the conditions imposed by the SARB, we may be forced to sell all or a portion of our RRL shares. If this occurs, it may have a material and adverse effect on our results of operations and financial condition.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of £5.5 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis, or other fibrosis of the lungs or diseases of the respiratory system with regards to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us for environmental or industrial accidents or pollution.

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

To the extent these instruments protect RRL against low gold prices; they will only do so for a limited period of time. If the instrument cannot be sustained, the protection will be lost. Derivative transactions can even result in a reduction in possible revenue if the instrument price is less than the market price at the time of settlement. Moreover, RRL's decision to enter into a given instrument is based upon market assumptions. If these assumptions are not met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses or prevent RRL from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument. As we rely on RRL and Morila Limited for substantially all of our profits, this could, in turn, materially and adversely affect our business.

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

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in RRL's deposits and stockpiles. They represent the amount of gold that it believes can be mined, processed and sold at prices sufficient to recover its estimated total costs of production, remaining investment and anticipated additional expenditures. RRL's ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;

•	past experience with mining properties; and

•	the experience of the person making the reserve estimates.

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

Through RRL, we conduct mining, development and exploration activities in countries with developing economies and are subject to risks of political and economic instability associated with those countries.

RRL currently conducts mining, development and exploration activities in countries with developing economies, including Côte d'Ivoire, Mali, Senegal, Burkina Faso, Ghana and Tanzania. These countries and other emerging markets in which it may conduct operations have, from time to time, experienced economic or political instability, in the form of:

•	war and civil disturbance;

•	expropriation or nationalization;

•	changing regulatory and fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure; and

•	unenforceability of contractual rights.

The countries of Mali, Senegal, Burkina Faso, Ghana and Côte d'Ivoire were French colonies and Tanzania and Ghana were British colonies until their independence in the early 1960's. Each country has, since its independence, experienced its own form of political upheavals with varying forms of changes of government taking place, including violent coup d'etats. The military has also taken a hand in the politics of these countries and has returned them to stability in times of political upheavals. Successful democratic elections have been held in all of these countries in recent years, which has seen civilian rule returned to power. However, Côte d'Ivoire, the leading economic power in the region, and once considered one of the most stable countries in Sub-Saharan Africa, has experienced several years of political chaos, including an attempted coup d'etat. In November 2002, a mutiny by disaffected soldiers developed into a national conflict between rebels who took control of the north of the country and Government supporters in the south. Discussions between the two parties continue regarding the establishment of an interim power sharing government which would seek to establish a more permanent peaceful solution for the country. A cease fire between all parties was signed at the beginning of May 2003.

A United Nations peace keeping force has been sent to the country to ensure that peace is maintained between the various parties. West African political leaders have continued to apply pressure to the parties to bring about a peaceful solution.

Any political or economic instability in the West African countries in which RRL currently operates could have a material and adverse effect on RRL's business and results of operations, which could have an adverse effect on us.

The conflict in Côte d'Ivoire has resulted in RRL suspending work in the country pending a peaceful solution. As a result, the progress of the Tongon feasibility study has been delayed. RRL anticipates starting the next phase of the project once normality returns.

Most goods were supplied to Mali through Côte d'Ivoire. Alternative supply routes to Mali have been found. The construction of the Loulo mine in western Mali will see much of the construction imports being routed through Dakar in Senegal, which will also serve as the access point for staff to site. RRL's operations in Mali have been affected only to the extent of making the supply of diesel more expensive since it now has to be delivered via Togo, which adds additional transportation costs to allow for greater delivery distances.

Also, present or future policy changes in the countries in which RRL operate may in some way have a significant effect on our operations and interests. The mining laws of Mali, Côte d'Ivoire, Senegal, Burkina Faso, Ghana and Tanzania stipulate that should an economic orebody be discovered on a property subject to an exploration permit, a permit that allows processing operations to be undertaken must be issued to the holder.

Except for Tanzania, legislation in these countries currently provides for the relevant government to acquire a free ownership interest, or an equity interest for which no financial contribution is made, normally of at least 10%, in any mining project. For example, the Malian government holds a 20% interest in Morila SA, and cannot be diluted below 10%, as a result of this type of legislation. We cannot assure you that the requirements of the various governments as to the foreign ownership and control of mining companies will not change in a manner which adversely affects us.

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

•	The court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;

•	The judgment is final and conclusive — it cannot be altered by the courts which pronounced it;

•	There is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;

•	The judgment has not prescribed;

•	The courts of the foreign country have jurisdiction in the circumstances of the case;

•	The judgment was not obtained by fraud; and

•	The recognition and enforcement of the judgment is not contrary to public policy in South Africa, including observance of the rules of natural justice which require that documents in the United States proceedings were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that awards of punitive damages are not necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of the case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. South African courts will implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States Federal securities laws can be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the rules of the South African courts require that documents executed outside of South Africa must be authenticated for the purpose of use in South Africa.

Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration for gold and diamonds is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional commercially viable mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of minerals. Uncertainties as to the metallurgical recovery of any minerals discovered may not warrant mining on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;

•	environmental pollution;

•	personal injury and flooding; and

•	decrease in reserves due to a lower mineral price.

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

Item 4.    Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

OUR HISTORY

We were incorporated on September 29, 1992 and registered as a public company under the laws of South Africa. Our principal executive offices are located at 28 Harrison Street, Johannesburg, South Africa and our telephone number is 27-11-688-5000. Our ordinary shares are listed on the JSE Securities Exchange S.A., or JSE, and our American Depository Receipts are listed on the Nasdaq National Market.

We, directly or indirectly through subsidiaries and associates, are engaged in the gold mining and exploration business in Africa and substantially all of our profits come from the sale of gold by RRL. Our origins date back to 1893, when Rand Mines Limited, or Rand Mines, was the first South African mining house to issue its securities publicly. We were established in September 1992 to take over the gold and mineral rights (other than coal, platinum and rights in real estate not then being used for mining purposes) of Rand Mines as a result of the restructuring of that company. These rights included Rand Mines' equity holdings and management agreements with four affiliated gold mining companies, Transvaal Gold Mining Estates Limited, or TGME, and various exploration sites in Africa.

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

In 1995, we separated our exploration activities into those carried out in South Africa and Namibia, an area we refer to as the Randblock, and those carried out in other African countries and formed RRL for the purpose of exploring and developing gold deposits from African countries outside the Randblock. RRL was listed on the London Stock Exchange in July 1997. RRL currently conducts exploration operations on its mineral rights and permits in the countries of Côte d'Ivoire, Burkina Faso, Ghana, Senegal, Mali and Tanzania.

In October 1996, we acquired from BHP International Inc., or BHP, through an intermediate holding company, Randgold Resources (Holdings) Limited, or RRHL, the entire issued share capital of BHP Minerals Mali Inc. (which was later renamed Randgold Resources Mali Inc., or RRML) and the benefit of $78 million in shareholder loans. The main asset of RRML was a 65% interest in Société des Mines de Syama SA, or Somisy, whose assets included the Syama mine. RRL then acquired the investment in RRML in exchange for the issuance of 3,212,812 new shares at $25.50 per share. As part of that transaction, we guaranteed a $32.2 million loan, including interest, which remained owing to BHP from RRML and which has been repaid.

RRL has a 80% indirect interest in Société des Mines de Loulo, or Somilo SA, which is building the Loulo gold mine in Mali. In addition, RRL holds a 50% interest in Morila Limited which owns 80% of Morila SA, which operates the Morila mine. A Malian subsidiary of AngloGold operates the Morila mine on a day-to-day basis under the management of Morila Limited on which each joint venture partner has representation proportionate to its interest.

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

In September 2001, RRL completed a mandatory share repurchase program in which it bought 11.6 million ordinary shares back from its shareholders at $7.00 per share. Under this mandatory share repurchase program, RRL purchased a total of 6,882,423 ordinary shares from us for $48,176,961. We used the proceeds which we received from RRL's mandatory share repurchase program to redeem the $48 million convertible bond issued in 1996 by one of our subsidiaries, Randgold Finance (BVI) Limited.

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

On December 16, 2002, we entered into a settlement agreement with RRL, Randgold Resources (Somisy) Limited, or Somisy, RRL, Rolls-Royce Power Ventures Limited, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding the outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, RRL Somisy and RRL agreed to pay SYPPS a total amount of $5.3 million in three installments. The equipment has been returned to Rolls-Royce Power Ventures Limited which removed the equipment from the mine site at its expense.

Recent Developments

On April 16, 2003, RRL entered into a heads of agreement with Resolute Mining Limited, or Resolute. Under this agreement RRL gave Resolute a 12 month option to buy RRL's entire interest in its wholly-owned subsidiary, RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy SA which owns the Syama mine which has been on care and maintenance since December 2001. In addition, Resolute accepted $7.0 million of Syama's liabilities. During the option period, Resolute paid RRL option fees of $75,000 per month. Resolute exercised this option and acquired RRL's interest in RRL Somisy in June 2004.

On June 20, 2003 we entered into an agreement with Platgold Pacific Limited NL and Hazcare Pty Ltd. in terms of which we purchased the mining rights for the Rotifunk mineral sands project to mine for rutile, ilmenite and zircon in the Bradfield area of Sierra Leone. The purchase price was $5.2 million paid in cash. The transaction gave us access to well-defined mineral deposits in a market in which shortages are anticipated.

During 2003, we sold an additional 2.5 million shares in RRL thereby reducing our investment in RRL from 48% to approximately 37%. The proceeds were utilized to fund new projects and to repay indebtedness. In June 2003, we sold 1 million RRL shares for $16 million. We used the proceeds from this sale to repay our loan from ABSA Bank. We have received back the ordinary shares of RRL pledged as security for that loan. At the same time, we repaid the loan of $3.7 million outstanding to Consolidated Mining Management Services Limited and the loan of $1.0 million outstanding to Western Areas from the same proceeds. We have applied to SARB to reduce our required ownership in RRL to below 36%. This application is still pending. However, we have since reduced our percentage ownership in RRL to approximately 31%.

On July 1, 2003 we entered into a loan agreement with JCI Limited whereby we loaned $4 million to JCI Limited. The loan took effect on July 1, 2003 for a period of six months and bears interest at a rate of one percent above the call rate that the Standard Bank of South Africa offers its corporate clients. The outstanding balance on this loan as of December 31, 2003 was $4.7 million. This loan was repaid in full on April 15, 2004.

During the year ended December 31, 2003, we repaid a loan of $1.1 million to Western Areas and a loan of $4.3 million to Consolidated Mining Management Services Limited, which is an indirect subsidiary of JCI.

On July 10, 2003, we converted a debt of $1.8 million owed to us by Continental Goldfields Limited arising from the sale of Transvaal Gold Mining and Estates Limited in 2000, to shares, acquiring 40 million Simmer and Jack Mines Limited shares. This represents approximately 18% of the issued ordinary share capital of that company.

On July 28, 2003, we entered into a partnership with Phikoloso Mining (Proprietary) Limited, or Phikoloso, which will enhance our strategic empowerment partnership. We issued 8.8 million new ordinary shares, representing 16.4% of our issued ordinary share capital, to Phikoloso in exchange for the total issued share capital of and all the shareholder claims on loan accounts, which amounted to $33.5 million, against Viking Pony Properties 359 (Proprietary) Limited, or Viking Pony. Viking Pony held 235,000 Anglo Platinum shares, 315,000 Harmony shares and 7.3 million shares of The Afrikander Lease Limited, or Aflease. It also owns 75% of Kabusha Mining and Finance (Proprietary) Limited, which in turn holds 23 million shares in Aflease.

In terms of an agreement dated July 22, 2003, Notable Holdings (Pty) Limited settled its script lending agreement with us through a cash payment of $3.6 million to be paid no later than December 31, 2004 together with all accrued interest and the transfer of 660,000 Western Areas shares to us.

On December 22, 2003, we acquired a 55.1% interest in Free State Development and Investment Corporation Limited, or FSD, which holds mineral and mining participation rights, certain of which are the subject of prospecting agreements with various mining companies in exchange for 1,531,030 of our ordinary shares. FSD holds royalties in a number of properties that formed part of prior exchange agreements with other mining companies. We believe that the mineral rights of FSD, combined with our existing mineral rights will create an enhanced mineral rights portfolio better placed to meet the requirements of the Mineral and Petroleum Resources Development Act and the South African Mining Charter. Through this transaction we obtained a loan owing by JCI Limited of which $9 million was outstanding on December 31, 2003.

On December 30, 2003 we entered into a loan agreement with Masupatsela Investment Holdings (Pty) Ltd, or MIH. Under this agreement, we loaned MIH $11.91 million. The loan bears interest at the prime rate charged by The Standard Bank of South Africa plus 0.5% calculated on the daily balance outstanding and capitalized monthly in arrears and is payable on or before December 31, 2004. As security, MIH pledged 104 million ordinary shares of JCI Limited. This loan enables us to continue to strengthen our relationships with black empowerment companies.

On December 23, 2003 we entered into an agreement with Kemonshey Holdings Limited in terms of which the script lending agreement dated March 28, 2002 was settled through the transfer of 3.3 million ordinary shares in Western Areas.

On January 5, 2004 we entered into a call option agreement to acquire the shares of Lunda Alluvial Operations (Pty) Limited which holds 100% of the issued shares of Refraction Investments (Pty) Limited. This company in turn holds 70% of the issues shares of Luembe Mining (Pty) Limited which holds diamond mining rights in Angola. This call option was exercised on March 30, 2004, and we issued 2.268 million of our ordinary shares to Lunda Sul Holdings (Pty) Ltd. to acquire the above companies.

On February 26, 2004 we entered into an agreement with Aflease in terms of which for a total consideration of R82.5 million we will subscribe for 24 million Aflease shares, and receive a three-year American option to subscribe for a further 24 million Aflease shares at R5 each ("the initial subscription"). After a period of 18 months from the initial subscription, we will be entitled, for a further consideration of R88.5 million, to subscribe for a second tranche of 24 million Aflease shares and to receive another three-year American option to subscribe for a further 24 million Aflease shares at R5 each. We undertook to provide Aflease with a short-term loan of R15 million, bearing interest at the prime rate charged by The Standard Bank of South Africa plus 1.5%, repayable in cash on the earlier of our first subscription or June 30, 2004. In terms of an Addendum to this agreement a further amount of R15 million was lent to Aflease under the same conditions as the principal loan. This amount has not yet been repaid as the transaction is currently being re-negotiated.

We entered into an agreement with our subsidiary, Minrico Limited, on February 22, 2004 in which we granted Minrico the right to market, manage and turn to account our mineral rights holdings in South Africa, in anticipation of the coming into effect of the Mineral and Petroleum Resources Development Act.

On April 29, 2004, we announced a ratio change of our ADS's from one ADS to three ordinary shares to one ADS to one ordinary share. The object of the ratio change was to create further stock liquidity and to enhance the marketability of the ADSs without diluting current holders.

On April 30, 2004 we and De Beers Consolidated Mines Limited, or De Beers, agreed to the terms of an agreement, which gives De Beers the right to prospect on 99 of our farms representing a total of 267,000 hectares until December 30, 2004, at which stage De Beers must elect whether to apply for prospecting permits over any of these farms. In return, De Beers paid us R267,000 ($38,473) and will pay additional amounts for the farms chosen for further prospecting work. We have the right to subscribe for 25% of any mine brought to production on any of these 99 farms.

On May 13, 2004 we entered into an agreement with Aflease in which we agreed to purchase any shortfall in the subscription of Aflease shares by its shareholders in connection with its recently announced rights offer on the same terms as those offered to all other shareholders. Aflease proposes to raise R100 million through the issuance of 40 million new shares at R2.50 each. Our fee for this undertaking is 1.5% of the total value of the new shares which can be subscribed for, plus 2% of the total value of the new ordinary shares for which no irrevocable undertakings have been received from shareholders.

On June 9, 2004 we agreed to acquire 5.3 million Western Areas shares from Anglo South Africa Capital (Proprietary) Limited, or Anglo South Africa for a price of R37.50 ($5.77) per share for a total consideration of R197.6 million ($30.4 million). The acquired shares represent approximately 5% of the issued share capital of Western Areas. The shares are pledged to Anglo South Africa in order to secure the completion of a simultaneous transaction in which Chestnut Hill Investments 60 (Pty) Ltd., or Chestnut, will acquire 13% of Western Areas. Chestnut has a call option on the 5.3 million Western Areas shares at cost plus interest for 12 months following the date of delivery to Anglo South Africa. Chestnut has since changed its name to Inkwenkwezi Gold Mining Consortium.

Effective on June 11, 2004, RRL effectuated a subdivision of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this "share split", RRL's ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder will hold the same percentage interest in RRL, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio will remain 1 ADR to 1 ordinary share.

With effect from June 23, 2004 we acquired various alluvial diamond prospecting and mining licenses, together with mining equipment and movable assets in Angola. In exchange, we issued a total of 5,690,000 ordinary shares to the sellers of these assets.

New Articles of Association were adopted at the annual general meeting of shareholders held on June 24, 2004. The new Articles of Association were adopted in order to enable us to make use of certain dispensations and/or cause us to comply with certain changes to the South African Companies Act and the JSE Listing Requirements.

Principal Capital Expenditures

As of December 31, 2003, RRL's capital commitments for Morila amounted to $0.5 million. This relates to capital expenditures which had been committed and contracted of $0.3 million. Capital expenditures for Morila committed but not yet contracted amounted to $0.2 million financed out of operating cashflows.

The above commitments relate to RRL only. Our capital expenditure during the year ended December 31, 2003 consisted of the acquisition of vehicles and office equipment for $66,000 and mineral rights for the Rotifunk mineral sands project at a purchase price of $5.2 million paid in cash.

On June 23, 2004, we acquired various alluvial diamond prospecting and mining licenses, together with mining equipment and movable assets in Angola for a total consideration of $16.8 million through the issuance of 5,690,000 of our ordinary shares.

B.	BUSINESS OVERVIEW

Overview

Introduction

Through the activities of several of our subsidiaries, we are engaged in the mining and exploration business in Africa.

It is our objective:

•	to explore and develop prospective mineral rights properties owned by us as well as through joint ventures in which we participate and to acquire additional mineral rights in the Randblock; and

•	through our associated company, RRL, to actively pursue growth opportunities, to acquire gold mining operations and to explore and develop prospective mineral properties in Africa.

Our structure (with percentage holdings depicted) as of June 30, 2004 is as follows:

(1)	South Africa

(2)	Jersey, Channel Islands

(3)	British Virgin Islands

The following table shows our total revenues by geographic market for each of the last three financial years:

	Year Ended
Geographic Market	December 31, 2003*	December 31, 2002*	December 31, 2001
	($'000)
Mali-West Africa	0	0	16,723
Jersey	0	557	3,289
South Africa	3,221	1,081	563
Total	3,221	1,638	20,575

*	Excludes equity income from associates and joint ventures.

Randblock Business

We manage approximately 8.8 million acres of mineral rights in the Randblock, a portion of which we are exploring ourselves, and the balance of which we place with joint venture exploration partners to develop. We have adopted an aggressive approach to attract both foreign and local mining companies to enter into joint ventures to prospect these rights. This policy has been the catalyst for a decision to develop a separate mineral rights company, Minrico Limited, or Minrico. Minrico's aim is to actively manage our joint ventures with both large and small mining companies and to manage and market our mineral holdings and those of a number of outside companies, for a fee.

Minrico is also attracting significant interest from mining companies seeking to acquire or dispose of mineral rights.

Currently, approximately 50% of our mineral rights and those under our management are under option or involved in joint ventures. The balance of our portfolio has been prospected over the last 5 years, but shows little potential for mineral discoveries and is consequently dormant. In recent months, the focus has been on adding selected hectares to the portfolio, with a particular emphasis on the large and relatively unexplored holdings of other mining companies. Minrico's activities are self-funded. The mineral rights held by us have also been evaluated by outside consultants to confirm the inherent value of the rights. The introduction of the Mineral and Petroleum Resources Development Act on May 1, 2004 has the consequence that unused mineral holdings need to be developed or else they will be forfeited under the "use it or lose it" principle required in terms of this legislation. We are actively seeking partners to become involved in exploration over our mineral holdings.

Randblock Exploration and Resource Management

When we were formed out of the unbundling of Rand Mines in 1992, we recognized the potential value of our extensive South African mineral rights holdings and developed a business plan to enhance their potential by unlocking value from what was then a dormant asset base. The initial process was to collect, collate and where necessary verify by field visits, all historical data on the properties. Much of this information had been acquired over a one hundred year period, but had not been systematically analyzed. This was then integrated in an electronic database, and over a period of five years, processed and collated into geological terrains. Regional base maps and reconnaissance programs were carried out which culminated in the valuable data set of geological information now owned by us. The portfolio now comprises various "Mineral Packages" situated within geological terrains known to be prospective for diamonds, platinum, gold, base metals and industrial minerals.

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

Today, Minrico has 3.56 million hectares under management, of which 1.6 million hectares belong to us and 1.96 million hectares are owned by outside parties. In total, approximately 50% of these mineral rights are being explored by six different companies.

Over the past two years, Minrico has identified a strategic gap in the South African mining industry. By joining with Marothodi Resources Limited, or Marothodi, Minrico believes it is well positioned to grow into a medium-sized integrated South African mining company through the identification and development of early stage exploration, and mining opportunities.

Until recently Minrico has operated as a mineral rights management company. With the introduction of Marothodi (an empowerment company) as a 26% shareholder in 2003, Minrico has progressed towards full compliance under the recently established Mining Charter. In terms of an agreement between Minrico and ourselves, Minrico has the exclusive right to manage, prospect and deal in the Randgold mineral rights and will be in a highly competitive position to increase the value of those rights. Under the Mineral and Petroleum Resources Development Act, 2002, the preferential opportunities available to Minrico through this arrangement will give Minrico a substantial mineral rights base on which to develop and build its strategy.

As of December 31, 2003, we were actively involved in exploration programs in South Africa targeting the following minerals:

Diamonds

A total of 137,000 hectares is being explored in a joint venture with Rio Tinto Mining and Exploration, or Rio Tinto, which has erected a state of the art laboratory for this purpose in the Limpopo Province of South Africa. A total of $8.5 million has been spent on the project, with approximately $1.2 million being spent last year alone. Some positive indicators have been found on which further exploration will be conducted during this year. During the year Rio Tinto has withdrawn from certain farms which have not yielded significantly promising results to allow them to continue with their exploration efforts. The consequential decrease in income flow emanating from the option money income is not significant in the current financial year.

The joint venture with SouthernEra Resources Limited, or SouthernEra, over a number of farms in the Limpopo Province of South Africa is continuing and the farms are actively being explored. We are in negotiations with SouthernEra for them to take up prospecting rights over some of the farms freed up by Rio Tinto.

We have also entered into a Heads of Agreement with De Beers Consolidated Mines Limited in terms of which they have the exclusive right to prospect over 99 farms held by us, totaling 267,000 hectares, for a period of 5 years. At the end of that period De Beers Consolidated Mines Limited is required to produce a bankable feasibility study on one or more of the farms or to abandon their rights. On production of a bankable feasibility we will have the opportunity to fully participate in up to 25% of such a project which is taken to production.

Platinum

Following the promising soil geochemistry results on our farms, which lie on the northern limb of the Bushveld Complex, our joint venture partners, Pan Palladium South Africa (Proprietary) Limited, or Pan Palladium, have completed an aeromagnetic survey over the properties, and started a drilling program in mid-2003. To date some 33 boreholes have been drilled on the project farms and the results warrant continuation of exploration. In terms of our agreement with Pan Palladium they are required to produce a bankable feasibility study in order to acquire a 70% interest in the joint venture, and thereafter can acquire a further 5% for 5% of the value of the project at that stage. A failure to produce a bankable feasibility study by August 31, 2006 will result in them forfeiting all rights to the project, which return to us at no cost.

Following the issue of the prospecting permit by the Department of Minerals and Energy in April 2004 our joint venture partners Eurasia Mining plc can commence drilling over the Doornbosch platinum property in the eastern section of the Bushveld Complex in Mpumalanga, South Africa. This area is highly prospective for platinum group metals. Eurasia Mining plc is committed to drilling four boreholes to test the platinum potential of the property and to take the project to feasibility stage if the results prove promising.

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

Base and Ferrous Metals

Apart from diamonds, the mineral rights holding of ZIZA Limited in the Northern Cape, which we manage for a fee, offers the potential for iron and manganese. An exploration strategy is being developed to involve exploration companies with expertise in prospecting in this type of terrain. This has involved the collecting of historical data for the area and the compilation of target areas.

New Opportunities

The Mineral and Petroleum Resources Development Act, 2002 became law on May 1, 2004. The effect of this is that over the next 5 years a variety of actions are required by companies which hold mineral rights, prospecting rights and mining rights, and an administrative system has been put into place which allows the holders of these rights to retain them or lose them, depending on whether they meet the criteria imposed by the Department of Minerals and Energy. The potential for the progressive release of previously sterilized mineral rights by the current holders of those rights, places Minrico in a sound position to capitalize on these developments, given its depth of technical skills, large database of opportunities and its focus and commitment on pursuing early-stage resources opportunities.

Both we and Marothodi have committed to developing Minrico into a profitable exploration, development and mining company using the extremely successful formula applied to re-engineering Harmony and DRD during the mid-nineties and more recently the development of RRL as an independent international gold company.

Business Outside of the Randblock

Randgold Resources' Operations and Projects

RRL is engaged in surface gold mining, exploration and related activities. RRL's activities are focused on West and East Africa, some of the most promising areas for gold discovery in the World. In Mali RRL owns one half of Morila Limited, a joint venture with AngloGold. Morila Limited in turn owns 80% of Morila SA, the owner of the Morila mine. RRL also has advanced-stage development projects in Mali and the neighboring country of Côte d'Ivoire, and hold exploration permits covering additional areas in Mali, Côte d'Ivoire, Burkina Faso, Ghana and Senegal and exploration licenses in Tanzania. As of December 31, 2003, RRL had declared proven and probable reserves of approximately 2.37 million ounces attributable to RRL's percentage ownership interest in RRL's assets.

RRL's strategy is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold. RRL seeks to discover bulk tonnage shallow gold deposits, either from RRL's own phased exploration programs or the acquisition of early stage to mature exploration programs. RRL actively manages both its portfolio of exploration and development properties and risk exposure to any particular geographical area.

The focus of Morila Limited's exploration activities is on extending the existing orebody and discovering new deposits which can be processed using the Morila plant. A recently completed study has outlined nine new targets with similar structural settings to Morila and drill testing has commenced on the first of these. Following completion of the near mine geological model, several areas around the current pit with the potential to yield continuous flat lying mineralization have been targeted for further drilling.

Outside of Morila Limited, RRL holds exploration permits covering 3,000 square kilometers in the Morila region, where RRL is engaged in early stage exploration work. Three targets have been prioritized for drilling based on encouraging trends and pit results and the geological model. At Sagala, a recently completed helicopter borne magnetic survey has delineated a 30 kilometer, north-east striking structural zone traversing our permit, and highlighting two targets requiring follow up.

Three targets have been prioritized for drilling based on encouraging trends and pit results and the geological model.

RRL also owns advanced-stage development projects at Loulo, located in Mali, and Tongon, located in Côte d'Ivoire. In February 2004, RRL announced that it would develop a new mine at Loulo in western Mali. It is anticipated that the new mine would commence open-pit operations in July 2005. In addition, a feasibility study has commenced on the underground potential to extend the life of the proposed new Loulo operation. It is anticipated that the feasibility study will be completed by December 2004. RRL has not yet committed to constructing a mine at Tongon. However, RRL's work to date, together with the current gold price environment, indicates that a profitable mine could, subject to the political climate in Côte d'Ivoire, potentially be developed.

Ownership of Mines and Subsidiaries

The Morila mine is owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. The Morila joint venture is jointly owned by RRL and AngloGold. The mine is controlled by a 50-50 joint venture management committee with day to day operations being the responsibility of a Malian subsidiary of AngloGold.

Under a joint venture agreement RRL and AngloGold are each entitled to appoint four directors to the board of directors of Morila Limited. AngloGold is entitled to appoint one of its four directors as chairman, which position does not possess an additional vote. A quorum of the board for any meeting may only be achieved if at least two directors appointed by each of RRL and AngloGold are present. RRL has further agreed that all major decisions involving Morila Limited must be decided upon at the board level on a consensus basis, though under an operating agreement RRL has agreed to delegate responsibility for and authority regarding the day-to-day operation of Morila to a subsidiary of AngloGold. Under the joint venture agreement, if either party wishes to sell its interest in Morila Limited, the other has a right of first refusal regarding that interest.

The Loulo Project is owned by a Malian company, Somilo SA, which in turn is owned 80% by RRL Somilo SA and 20% by the State of Mali.

The following map indicates the location of the Morila mine and the Loulo and Tongon projects.

Strategy

RRL employs a multi-disciplinary team to manage, explore and develop opportunities, including specialists in geology, mining engineering and metallurgy. Its exploration and development activities are guided by specialists from South Africa, Europe, Canada, Mali, Côte d'Ivoire, Senegal, Burkina Faso and Tanzania. RRL aims to maintain a balance between its exploration interests at different stages of development. In its initial stages of growth, RRL held a large number of grassroots exploration interests. Morila, together with several exploration successes, have provided it with a number of more advanced projects and the discovery of Morila resulted in a profit generating asset capable of providing cash flows. RRL's management has introduced the concept of the "Resources Triangle" which enables the status of a resource project to be ranked against its peers in terms of advancement. RRL's primary objective is to move projects from the base of the triangle to the status of a producing mine at the pinnacle of the triangle or eliminate them along the way and replace those that are rejected with projects from the pool of projects in the rest of the triangle.

Geology

RRL targets bulk tonnage gold deposits that have the potential to host mineable gold reserves of two million ounces or more.

West Africa is one of the more geologically prospective regions in the World. The Lower Proterozoic rocks are known to contain significant gold occurrences and occur in West Africa in abundance. The Birrimian greenstone belts, part of the Lower Proterozoic, which are younger than the Achaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits along with Birrimian greenstone belts that are located in Ghana, Côte d'Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. A significant amount of geological information has been collected by government and quasi-government agencies in West Africa. However, the political uncertainty in past years and in particular the post-independence periods has resulted in exploration companies being wary of investing in an area perceived to be unstable. The region has consequently largely been under-explored by mining and exploration companies using modern day technology. Most of RRL's exploration properties are situated within the Birrimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birrimian sequences host a number of world class gold deposits and producing gold mines.

RRL's strategy was initiated before the current entry of RRL's competitors into West and Central Africa, and RRL believes that this enabled RRL to secure promising exploration permits in the West African countries of Côte d'Ivoire, Mali, Burkina Faso, Ghana and Senegal at relatively low entry costs.

Reserves

Only those reserves which qualify as proven and probable reserves for purposes of the SEC's industry guide number 7 are presented in this Annual Report. The reserves are calculated at an average gold price of $350 per ounce over the life of the mine or project.

Morila reserves have been calculated by RRL's joint venture partner, AngloGold. The Loulo Project reserves were calculated by SRK Consulting.

Total reserves as of December 31, 2003, amounted to 37.4 million tonnes at an average grade of 3.75 g/t, giving 4.51 million ounces of gold of which 2.37 million ounces are attributable to RRL. In calculating proven and probable reserves, current industry standard estimation methods are used. The reserves were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

The preferred technique used for estimation was ordinary kriging, and the resources have been converted to reserves by the application of all the necessary economic, mining and metallurgical parameters into a pit optimization algorithm. All reserves are based on feasibility level studies.

Factors such as grade distribution of the orebody, planned production rates, forecast working costs and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes RRL's declared reserves as of December 31, 2003:

	Proven Reserves			Probable Reserves				Total Reserves
Operation/ Project	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)		Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Morila mine	11.01	3.55	1.26	14.73	3.88	1.84	RRL's 40% share	10.32	3.74	1.24
Loulo Project	11.50	3.78	1.40	0.19	3.46	0.02	RRL's 80% share	9.35	3.77	1.14

*	A 10% mining dilution at zero grade and a gold loss of 5% have been incorporated into the estimates of reserves and are reported as mill delivered tonnes and head grades.

Mining and Exploration Operation

Results of Operations

The following chart details the operating and production results from operations for the years ended December 31, 2003, 2002 and 2001:

	Morila Attributable 40%	Syama Attributable 80%	Total Attributable	Morila Total	Syama Total
2003
Mined tonnes (million tonnes)	9.39	Discontinued	9.39	23.47	Discontinued
Ore tonnes mined (million tonnes)	1.62		1.62	4.05
Gold grade (g/t)	6.77		6.77	6.77
Ore tonnes milled (million tonnes)	1.31		1.31	3.27
Head grade (g/t)	8.33		8.33	8.33
Ounces production (oz)	317,597		317,597	793,992
2002
Mined tonnes (million tonnes)	10.53	Discontinued	10.53	26.32	Discontinued
Ore tonnes mined (million tonnes)	1.29		1.29	3.23
Gold grade (g/t)	15.59		15.59	15.59
Ore tonnes milled (million tonnes)	1.09		2.74	2.74
Head grade (g/t)	13.39		13.39	13.39
Ounces production (oz)	421,126		421,126	1,052,816
2001
Mined tonnes (million tonnes)	9.21	0.83	10.04	23.03	1.10
Ore tones mined (million tonnes)	1.34	0.55	1.89	3.36	0.73
Gold grade (g/t)	6.80	3.80	5.93	6.80	3.80
Ore tones milled (million tonnes)	1.14	0.46	1.60	2.86	0.61
Head grade (g/t)	7.53	2.10	6.26	7.53	3.10
Ounces production (oz)	252,660	45,715	298,375	631,650	60,953

Mining Operations – Morila

Introduction

Morila is located approximately 180 kilometers southeast of the city of Bamako. In 2003, the Morila mine confirmed its status as one of the world's leading gold mines both in terms of ounces of gold produced and production costs. During the third quarter of the year the mine passed the milestone of 2.5 million ounces of gold. The mine achieved this in just three full years since inception. By year end, the mine had produced 2.62 million ounces of gold at a total cash cost of $89 per ounce since inception.

In total for the year 2003, the mine produced 793,992 ounces at $76 per ounce cash operating cost and $100 per ounce total cash cost. This performance maintains Morila's position as one of the lowest cost and largest gold producers for this period worldwide. This degree of profitability enabled substantial dividends to be paid and has allowed RRL to further strengthen its balance sheet.

Total cash profit for the year was $195 million and distributions to shareholders totaled $174 million. The total dividend paid to RRL during the year amounted to $69.6 million.

A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows.

	Year ended December 31,
	2003	2002
Mined tonnes (million tonnes)	23.47	26.32
Ore tonnes (million tonnes)	4.05	3.23
Mined grade (g/t)	6.77	15.59
Ore tonnes milled (million tonnes)	3.27	2.74
Head grade (g/t)	8.33	13.39
Recovery (%)	91.0	89.3
Ounces produced (oz)	793,992	1,052,816
Average gold price received ($/oz)	$345	$308
Cash operating cost (excluding royalty) ($/oz)	$76	$52
Total cash cost ($/oz) (1)	$100	$74
Cash profit ($ million)	$194.84	$250.05

(1)	Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred, and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. Total cash costs calculated by on a consistent basis for all periods presented. Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other U.S. GAAP measures or an indicator of our performance. While the Gold Institute has provided a definition for the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

At the national level, during calendar year 2003, approximately $57 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further amount of approximately $48 million was paid to Malian businesses for goods and services rendered.

Morila Tax

Morila SA's tax affairs are regulated by the general tax laws of Mali, the mining code and an Establishment Convention, which is an agreement between RRL and the State of Mali. The mining code sets out general guidelines, whereas the convention is more detailed and takes precedence over any other laws. The Establishment Convention fixes the fiscal regime for Morila for the length of the mining permit. If general tax laws or the mining code change, they cannot affect Morila unless they are beneficial to Morila, in which case Morila may adopt the new legislation in its entirety.

A major benefit of the Establishment Convention is that Morila is exempt from income tax on profits, currently levied in Mali at the greater of 35% of taxable income and 0.75% of gross revenue, for 5 years starting from October 2000, the date of first commercial production. Morila has a further two years of exemption under the Establishment Convention.

Geology, Exploration and Orebody Definition

The Morila Permit area is situated in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) meta–volcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit is located just west of a major regional structure known as the Banifin shear zone. The gold mineralization is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila shear zone. The alteration envelope is characterized by silica-feldspar flooding and the sulfide mineralization consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila to further define the orebody as well as to find new mineralized zones were concentrated in several areas last year:

•	A detailed 20 meter by 20 meter infill reverse circulation and diamond drilling program within the south-west to north-east trending high grade axis;

•	Infill diamond drilling to increase the level of confidence in the orebody;

•	Exploring the extensions to the orebody; and

•	Exploration of the 200 square kilometers mining lease area.

In 2002, in the northern part of the orebody where an extremely high grade pod of mineralization was identified which impacted positively on the production for the year. Following the success of the drilling program which identified the high grade pod, it was decided to extend the program to the rest of the mine. Priority was given to exploring the south-west to north-east trending high grade payshoot axis. As a result of operational difficulties, diamond drilling was used to supplement the reverse circulation drilling.

While there does not seem to be a high grade pod of the dimensions or quality identified in the previous year, some encouraging results have been received.

For example, in the borehole San 338 the total intercept returned a grade of 18.1g/t over a 71 meter interval, including 17.5 meters at a grade of 58.1g/t. In the borehole San 342, 55 meters was sampled at a grade of 11.1g/t, within which was 25 meters at the a grade of 19.6g/t. Reverse circulation borehole RCX 177 returned intersections of 15 meters at a grade of 11.8g/t and 17 meters at a grade of 29.3g/t.

Remodeling of the south-west to north-east trending high grade payshoot clearly shows more continuity in the payshoot at higher grades as can be seen in the comparison between the value trend plan at the end of 2002 and the updated end of 2003 plan. The association between the south-west to north-east trending high grade axis and the top of an anticlinal feature has been further confirmed by this infill program.

Grade Control

A sophisticated grade control and management system is in use to ensure effective selective mining, minimize ore losses and the attainment of the desired feed grade. In order to improve the ability to accurately estimate and control the short to medium term grade estimates, the mine has adopted the policy of replacing, for quantitative purposes, the blast hole grade control programs with close spaced reverse circulation (RC) drilling programs. These are carried out at an initial spacing of 20 meters by 20 meters reducing to spacing of 10 meters by 10 meters in areas where the variability of the orebody warrants.

The entire orebody is currently being drilled out on a 20 meter by 20 meter reverse circulation (RC) drilling program to enhance medium term planning which will allow for further detailed definition of the orebody model. Results from selected blasthole samples are also used for qualitative determination of ore/waste boundaries.

Ore is selectively stockpiled near the crusher and the planned ore feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore ex-pit.

Mine Planning and Reserves

The 2002 mine plan was updated during the year using the resource base updated in April 2003 with further modifications made in mid-year and after completion of the final resource estimate in October 2003. During the course of the year the Phase 2 pit, which had been developed to optimally exploit the high grade payshoot to the north-east, reached a depth of more than 100 meters below surface. Development of Pit Phase 3 commenced in the first half of the year and the rate at which mining takes place was accelerated during the year to enable ore to be exposed prior to the depletion of the Phase 2 pit. This will lead to the merging of the two pits in the course of the next year. Phase 4 pit development has commenced with waste stripping of near surface weathered ore. Estimated mineable reserves amount to 25.74 million tonnes at a grade of 3.74g/t containing 3.10 million ounces of gold as is tabulated below:

	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable Gold (Moz)
Category
Proven	11.01	3.55	1.26
Probable	14.73	3.88	1.84
Total	25.74	3.74	3.10	1.24

1. Cut-off grade 1.4 g/t.

2. Includes stock piled ore.

3. Include mining calculation of 10% at zero grade and a gold loss of 5%.

As a result of depletion by mining of more than 850,000 ounces, as well as changes to the orebody model, the estimated total reserves remaining has decreased from 4.22 million ounces to 3.1 million ounces. However, as a result of the increased density of drilling, the proportion of reserves qualifying as proven reserves has increased significantly to 43% from 17%.

Based on the current reserves it is estimated that mining at the Morila mine will cease in 2009. However, exploration successes in the Donba-Morila corridor and elsewhere on the lease offer further opportunities to extend the life and profitability of the operation.

Process Plant

The plant has a dedicated oxide handling unit which eliminates the problems of feeding soft ore through a hard rock crushing unit.

Infrastructure

The raw water dam at Morila is maintained at a 97% capacity level and provides a three months' requirement in the event of a severe drought. It has encouraged an influx of local and migratory birds and is a recreational facility for mine staff. The mine village is fully occupied by senior and expatriate staff. The local mine village in the Sanso area accommodates supervisory Malian staff and their families. These homes are supplied with electrical power, piped potable water and a sewerage disposal system. RRL also upgraded a medical clinic and additional classrooms have been erected at the Sanso school.

The value of the plant, equipment and infrastructure at Morila is estimated at $127.7 million. The majority of Morila's value is attributed to the processing plant, power plant and associated workshops. The total mine permit area at Morila is 200 square kilometers. All infrastructure requirements including roads, power and water reticulation, waste disposal, communications, recreation, health and safety facilities are provided by the mine. Morila also maintains a licensed airstrip.

Power Station

The power station incorporates five 5.5 megawatt Rolls-Royce Allen 5012 diesel generator sets operated by a Rolls-Royce operating subsidiary. Rolls-Royce has completed corrective work relating to the defective design of the engine's connecting rod assembly which was made to each engine one at a time. Six Aggreko units have been retained on the mine as back-up generators.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues. The current mining agreement between Morila and Somadex has been re-negotiated. An agreement has been formalized which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return. Under this new agreement, the mine staff will play a more direct role in the management of the open pit operation. RRL believes that by co-operating and managing the mining contractor more closely, the mine will be able to increase mining efficiencies thus reducing costs.

The ore is mined using conventional loaders and dump trucks.

Ore Processing and Metallurgy

The Morila metallurgical plant continued improving its production record by increasing tonnage throughput. During the course of the year, monthly throughputs increased and by the last quarter, throughput averaged 280,000 tonnes per month. This was largely due to the benefits of the mine to mill initiative along with improvements in operational efficiency.

The "mine to mill project" continued with the powder factor being optimized and leading to better fragmentation. The emphasis in mining will now turn to improvements in blast patterns and blast initiation.

Plant Expansion

A plant expansion project was approved during the year and construction commenced in the first quarter of 2003. The expansion is designed to increase the plant throughput from its original nameplate 250,000 tonnes per month to as much as 350,000 tonnes per month with the intention of allowing the processing of lower grade ore through reduced costs as a result of economies of scale. The plant commissioning was delayed into the second quarter of 2004. Production throughput was down due to down time related to tying in the new sections of the plant which impacted on gold production. Recoveries were also impacted by the commissioning. Ounces produced in the first quarter were 107,115 compared to 119,637 in the last quarter of 2003.

The new facilities include a secondary crusher circuit, which allows optimum control of the mill feed size in order to maximize mill circuit throughput. Other facilities to cater for the increase in production include four additional leach tanks, each with a capacity of 2,500m3 providing the necessary residence time to maintain the current high gold recovery levels. The existing mill cyclone cluster is being replaced by a larger unit installed to ensure adequate classification at the higher production levels.

The tailings stream will be passed through a new thickener which will reduce discharge cyanide levels further. The recovered cyanide will be recycled into the process stream thereby reducing reagent costs as well as the cyanide levels in the tailings facility.

Commissioning of the expansion facility in 2004 will allow the processing of lower grade ore and ameliorate the increase in unit costs resulting from the forecast grade drop.

Human Resources and Community Relations

Community Relations

At the national level, during calendar year 2003, an amount of $57 million was paid to the Malian government in payroll taxes, duties, royalties and dividends and a further $48 million was paid to Malian businesses for goods and services rendered.

Efforts have continued during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

A strategy was devised and funds of $750,000 were allocated during the year specifically to sustainable community development activities. Other resources were also allocated, including two additional community development officers. Part of the funding for community development was provided by the board approving the creation of a community trust fund in the amount of $500,000. The trust fund has as trustees members of the community, members of the Morila SA Board, mine management and officials from government ministries.

Other funding comes from the mine's community development budget which is allocated to projects by the Morila community development committee. This committee makes decisions using agreed sustainable development parameters. The committee comprises representatives from the communities surrounding the mine, from the mine and from local and national government. The committee meets monthly.

During 2003, much work was done on the infrastructure of the villages close to the mine, including bridges and roads, the provision of water to the villages, grain storage facilities, a recreation and sports centre, the completion of two mosques and the establishment of irrigated vegetable gardens. Support of schools and clinics in the area has continued and the well established AIDS awareness and vector control campaigns have been enhanced.

Industrial Relations

Industrial relations at the mine improved during 2003. Issues such as housing, job grading and advancement were settled amicably following joint management/union task team studies and submission of jointly agreed recommendations. Capacity building among union officials was intensified during the year through joint management/union task team studies and through training with the assistance of the national union and local labor relations training consultants.

Negotiations on a mine level agreement to enhance understanding and regulate industrial relations on the mine have continued during the year. This agreement is designed to complement and clarify many of the rights and interests outlined in the existing national mining industry collective agreement that was written in 1985.

A two-day work stoppage occurred at Morila on October 6 and 7, 2003, in compliance with a call for a national strike across all industries by the UNTM (National Malian Workers Union). The strike had a minimal effect on production due to its short duration and the efforts of the expatriate staff who kept the processing plant running using stockpiled materials. It is noted that Randgold Resources Mali and Somisy SA employees ignored the strike call and worked normally.

On June 21, 2004, the workforce at Morila returned to work after a three-day work stoppage called by SECNAMI, the mining section of UNTM, in support of the Morila workers' dispute with mine management about a productivity bonus. Although the mine remained operational during the strike, the work stoppage will have a negative impact on the mine's production for the quarter ending June 30, 2004.

Human Resources

Manning levels related to permanent and temporary Morila and contractor employees on the mine, are as follows:

Morila Employees
National permanent	406
National temporary	44
Expatriates	50
Total	500

Contractor employees have increased during the year with the start of a $10 million plant expansion project that commenced in March 2003. The recruitment of labor for the project was controlled for the mine contractor using a Malian labor broker. The community development committee assisted with recruitment to ensure access to job opportunities created for local villagers and a fair distribution between villages. The major contractors on the mine are the mining contractor, construction contractor, security contractors and catering contractors.

Contractor Employees
Nationals	850
Expatriates	87
Total	937

Personnel Administration

Performance management, job evaluation and housing systems are operating satisfactorily following implementation. Training courses are underway to ensure that these systems are fully understood by the workforce.

Training and Development

The program to promote the hiring of Malian citizens instead of expatriate employees is now fully integrated with the manpower plan and training and development strategy. The program was enhanced by the introduction of an industry university scholarship scheme during the year. This scheme is designed to send four Malian students to South African universities to study for undergraduate degrees. Assistance in selecting students to be awarded scholarships was provided by the Ministry of Education and the University of Mali. Three members of staff attended a Management Development Program and three attended the Intermediate Management Development Program held in South Africa.

Four expatriate post were replaced with Malian citizens during 2003 and we are encouraging the mine to accelerate this process as competency based training and development courses are completed.

Development Projects – Loulo Project

Introduction

The Loulo Project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometers west of Bamako and 220 kilometers south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto and Loulo. Loulo is situated 140 kilometers by road from Sadiola and approximately 25 kilometers from Segala and Tabakoto, which are local gold deposits.

The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between Bureau de Recherches Géologiques et Minières, or BRGM, and Direction Nationale de la Géologie et des Mines (DNGM) in 1981. Syndicat or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic.

A period of rapid exploration followed after RRL took control of the project in 1996 resulting in the discovery of the Yalea deposit. A feasibility study was completed which estimated a 120,000 tonnes per month operation mining ore from the two identified orebodies, Loulo 0 and Yalea for a period of 10 years. Submission and approval of the feasibility study by the Board of Société des Mines de Loulo SA, or Somilo SA, allowed RRL to increase its stake in the project to 51%. However, the project was put on hold as a result of the rapid drop in gold price as well as the decision to develop Morila ahead of Loulo.

Geology

The project is located with a Lower Proterozoic Birrimian metasedimentary-volcanic sequence. The area is extensively laterized and covered by transported surface material, with only a very small amount of rock visible at the surface.

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

Since the completion of an updated feasibility study on the Loulo Project in March 2003, considerable progress has been made in further defining a viable project. In addition to an increase in the gold price, several technical issues were re-investigated in detail. An addendum to the March 2003 feasibility study was completed in December 2003 and the development of a six year opencast project was approved by RRL's board in the same month.

RRL's board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At March 31, 2004, 300,000 ounces had been sold forward at an average spot price of $409 per ounce. In addition to the above, RRL carried out a Forward Rate Agreement as part of the hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved. The re-investigation of the issues resulted in better definition of a viable project with an improved understanding of the risks involved. Subsequent to this, the position was rescheduled as a fixed forward hedge with an average gold price of $430 per ounce.

Feasibility

An underground feasibility project is being undertaken and will be completed by the end of 2004.

Pit Design and Scheduling

The templates for final pit designs were selected by SRK (South Africa) from the $350/oz optimized pits. Intermediate pits were designed in order to minimize up front stripping ratios. A basic design change positioned all ramps in the hangingwall which maximizes ore extraction and minimizes waste removal. As a result, RRL could extract more ore at lower costs.

SRK consulting has calculated the reserves for the Loulo Project set forth below as of December 31, 2003:

Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)
Loulo
Proven	5.52	3.53	0.63
Probable	0.19	3.46	0.02
Sub-total	5.71	3.52	0.65
Yalea
Proven	5.98	4.01	0.77
Probable	—	—	—
Sub-total	5.98	4.01	0.77
Total	11.69	3.77	1.42

1. Reserves are calculated at a gold price of $350/oz.

2. Dilution of 10% and ore loss of 3% are incorporated into the calculation of reserves.

3. Of these amounts, 80% is attributable to RRL.

While ore tonnage is lower than reported at the end of 2002, (11.69 million tonnes as compared to 12.9 million tonnes), the ore grade has increased from 3.60g/t to 3.77g/t.

Scheduling of the removal of ore and waste is based on mining 90,000 tonnes of run of mine (ROM) ore per month from each of the two pits. In the last two years of mining we anticipate that production will be decreased to 60,000 tonnes per month to take into account decreasing accessibility with depth. The shortfall will be mined from the satellite deposits.

Metallurgical Plant Design

RRL anticipates that the Loulo Project will have a process plant incorporating crushing and ball milling. RRL also believes that a stage crushing circuit will facilitate a much smoother commissioning. The plant layout has been revised to allow access to crushing facilities outside of the plant high security zone, which now only cordons off the milling, gravity, carbon-in-leach (CIL), elution and gold recovery circuits. This set up facilitates easier maintenance of the crusher plant and minimizes the number of personnel within the high security zone.

Tailings Storage Facility and Design

Preliminary testwork has been completed on the paste tailings option with residue showing amenability to this type of deposition. Paste tailings includes a high-efficiency thickening stop prior to deposition and is becoming a favored disposal option, since it minimizes water placement on the tailings storage facility. The project team is currently progressing the detailed design of the conventional tailings dam, while evaluating the feasibility of the paste tailings option.

Water Supply

Water for the operation will be drawn from the Falémé River which forms the border between Senegal and Mali. The Senegal River Authority and Direction Nationale Hydraulique, the Malian water authority, have approved RRL's application to draw on the Falémé River. RRL has approval to provide sufficient water storage capacity for mining operations.

Infrastructural Issues

Loulo is in a remote area where regional infrastructure is inadequate for the development of a mine, specifically the provision of power and roads. Efficient access to the site requires construction of

85 kilometers of national road from Sadiola to Kenieti. RRL reached agreement with the Government of Mali under which Somilo SA is constructing the road infrastructure. The construction expense of the road will be repaid to Somilo SA by the State paying 50% of its royalty from future mine production until the amount is repaid in full. The terms have been incorporated into a formal agreement which will be executed shortly.

Power Supply

The feasibility study is based on self-generated diesel power. In addition, RRL has engaged Energie du Mali (EDM) on the issue of supply from the nearby Manantali Dam and EDM has proposed a joint study on the feasibility of the supply of power. Should RRL be able to agree on suitable commercial terms, the supply of lower cost, hydro electric power from the Manantali Dam hydro electric scheme, would have a significant impact on the returns of the Loulo Project.

Closure Estimate

An estimate of the total costs required to cover all expected closure liabilities as stipulated in the Mining Convention applicable to the Loulo Project and following World Bank guidelines has been made. An estimate of closure costs has been made by environmental consultants, Digby Wells and Associates. As certain of the parameters have not yet been finally set, such as the size and shape of the waste rock dumps and the run of mine pad, this estimate will be modified as more information becomes available. The emphasis will also be on contemporaneous reclamation as well as the imposition of stringent conditions on contractors in the design and construction of facilities.

Contracts

Metallurigical Design and Management (Pty) Limited has been awarded the main construction following the tender adjudication in March 2004. RRL has not yet awarded the mining, power supply and refining contracts.

Human Resources and Community Relations

Manpower and other human resources related plans, procedures, arrangements and systems have been prepared for the start up of the Loulo Project.

Communications with the community, government, non-governmental organizations and aid agency stakeholders during the year resulted in the establishment of a representative community/project liaison, development committee and agreements on co-operation between RRL, the Government and aid agencies to ensure good relations are maintained and to maximize the benefits to the community of the project.

Financial

The Loulo Project will be financed through a combination of project financial loans and shareholder loans. RRL is in the process of securing suitable project financing.

RRL intends to finance the project through a project finance loan of up to $60 million with the balance of the capital being provided by the Somilo SA shareholders by way of shareholder loans. Société Généralé and NM Rothschild & Sons were mandated in February 2004 to arrange the project finance.

Timescale

Construction commenced in February 2004 with the establishment of the access road to Kenieti, site clearing for the plant, office, stores and camp. With the commencement of construction, RRL estimates that the plant will begin production in July 2005. The program is mainly dependent on access and commencing the civil program ahead of the rainy season, as well as the timely delivery of the mills at the start of the next dry season.

TONGON PROJECT

Project Status

Exploration and feasibility study activities have been disrupted by the state of unrest in Côte d'Ivoire and all on-site work has been suspended.

The situation is constantly being monitored and it is believed there has been considerable movement towards a settlement of issues in the country. RRL has maintained its presence in Côte d'Ivoire and is capable of recommencing its activities without delay once the political and security environment returns to acceptable levels. A standstill agreement has been reached with the Côte d'Ivoire government whereby, as a result of the existing force majeure conditions, RRL will be credited with all lost time during which they were unable to fulfill the exploration permit conditions.

Project Description

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometers north of Abidjan within the 671 km2 Nielle Permit in central northern Côte d'Ivoire. RRL has held the exploration permit since November 1996 and has carried out exploration activities on the project in several phases.

A prefeasibility type 2 study was completed in 2002. This indicated the project could be economically viable and the decision was therefore made to proceed with further, more advanced feasibility work.

Mining

It is anticipated that mining of the Tongon orebodies would be by open-pit methods. More detailed drilling is required in order to assess the proven and probable reserves at this project.

Metallurgical

Metallurgical testwork has been carried out on both the oxide and sulfide ores from the Tongon deposits with the objective of developing a low cost gold recovery process.

RRL believes a 200,000 tonnes per month recovery plant will be necessary for treating the more competent sulfides. This plant will be designed to accommodate 240,000 tonnes per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicated that the gold in the deposits is generally fine grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by floatation, fine grinding of the concentrate followed by CIL extraction.

Suspended Operations – Syama Gold Mine

Care and Maintenance

Syama was on care and maintenance during 2003. Activities were focused on erosion control, routine turning of process plant and power generation equipment and water quality monitoring work. The phased disposal of surplus spares to partially fund the care and maintenance program continued, with the balance of funds being provided by RRL.

Resolute Option

On April 16, 2003 RRL entered into a heads of agreement with Resolute. Under this agreement RRL gave Resolute a 12 month option to acquire its entire interest in its wholly-owed subsidiary,

RRL Somisy, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owned 80% of Somisy which owns the Syama mine. In addition, Resolute would accept $7.0 million of Syama's liabilities. During the option period, Resolute paid RRL option fees of $75,000 per month.

In April 2004, Resolute exercised their option to acquire the Syama mine. Resolute has subsequently paid RRL $6 million in cash and has assumed liabilities of $7 million, of which $4 million owing to RRL has already been settled. The agreement entered into in June 2004 between the parties makes provision for the payment of a royalty by Resolute to RRL. At a gold price of more than $350 per ounce, RRL would receive a royalty on Syama's production of $10 per ounce on the first million of ounces attributable to Resolute and $5 per ounce on the next three million of attributable ounces. This royalty payment is capped at $25 million.

Exploration Projects

Overview

Exploration activities in 2003 focused on the conversion of mineralized material to reserves and the expansion of the mineral base at Loulo; the outlining of new mineralized systems for drill testing in Loulo, within the Morila region and in Senegal; the generation of new target areas and acquisition of holdings in Mali South, Mali West and Tanzania; and finally, pursuing new opportunities in Burkina Faso and Ghana.

The geological model for Morila has evolved and facilitated the identification of new mineralized systems both on and off lease in the Morila region with reconnaissance drilling returning positive intercepts at the Ntiola target.

At Loulo, an aggressive drilling program is converting mineralized material to reserves on the satellite deposits and confirms continuity of geology and grade to depths of 300 to 400 meters below surface at the Loulo 0 and Yalea deposits, which are still open. This drilling also highlighted the presence of hidden, high grade payshoots that do not come to surface within both orebodies. In addition to the resource conversion work, new conceptual targets are being drill tested and a wide zone of mineralization has been outlined at Baboto with significant intercepts and potential for a plus two kilometer strike length.

In Senegal, exploration work has highlighted a plus six kilometer area of soil anomalies with values of up to 8.9g/t and bedrock samples of up to 9.8g/t. The anomalies are located within a north-south structure and can be linked to the Sabodala Mine in the north and the TA target to the south. Further drill targets are being defined on the three permits.

In Tanzania, work has focused on consolidating a strong position within the Lake Victoria Goldfields, which includes a thirty kilometer contiguous strike length on the Musoma Greenstone Belt. A second portfolio of prospective ground has been secured in the Mara Greenstone Belt.

During the year RRL continued to consolidate its portfolio and now hold a large presence on the major gold bearing belts within the countries of Mali, Senegal and Côte d'Ivoire. This footprint is expanding with the acquisition of mineral rights within new belts in Burkina Faso, Tanzania and Ghana as well as consolidation in existing areas. In Western Mali, RRL holds the dominant position around Loulo. In the Morila region, RRL still holds more than 2,500 km2 around the mine area and has acquired two new permits covering 500 km2 in southern Mali. In Senegal, RRL has secured a large position along the Sabodala Belt located just south of the Sabodala deposit. In Côte d'Ivoire, RRL holds title to over 3,000 km2 on the Senefou-Boundiali Belts and its extension north to Syama in Mali. In Burkina Faso, RRL has two permit applications pending on potential drill targets. Finally, in Tanzania RRL now holds 13 licenses covering 710 km2 within the Lake Victorian Goldfields.

RRL's portfolio of projects in West Africa and elsewhere reflects their strategically driven exploration approach and overriding objective, which is to build sustainable mining projects with significant returns. RRL's projects are well balanced across the various levels of their resource triangle.

Mali

Morila Exploitation Permit

An aggressive exploration program continues with the objective of defining both shallow and concealed mineralized zones within the lease area. This program involves both RC, RAB and soil sampling on the shallow targets, further diamond drilling to test for extensions to the current orebody and, based on an extensive new generative study and revised geological models; conceptual drilling to locate hidden targets. These tactical and strategic programs will continue through 2004 with the objectives of finding satellite oxide targets and another Morila orebody.

The tactical, near surface exploration program is following up on all surface anomalies. Heel to toe RAB drilling at the Bla target returned grades in excess of 2g/t within a zone of north-northeast trending anomalism covering a plus one kilometer strike length. Focused diamond and RC drilling will need to be effected on this target. At Donba East, regional RAB drilling confirmed the north-west trending plus two kilometer soil anomaly with saprock values up to 0.6g/t. This north-west orientated zone may represent another feeder to Morila style mineralization and is a follow up target for conceptual drilling. Finally, at Donba, the first line of shallow RC drilling returned encouraging multiple intercepts of between 1 and 15.8g/t over widths of 1 to 13 meters from depths of 20 to 30 meters below the surface. A further three lines of RC drilling are in progress to test the oxide potential of the target covering an area of 600 meters by 50 meters.

A new 3D interpretation of the near mine geology was completed based on extension drilling and in-pit geological mapping. The Morila orebody is bounded by a complex array of north-west and north-south structures giving it a definable structural setting. Extensions in the south are confined to sedimentary enclaves located within the tonalite intrusive and drilling to date has returned intercepts of 3 meters at 17g/t and 3 meters at 11g/t. In the north-east, mineralization is truncated by a north-west trending and north-east dipping boundary fault. No mineralization has been located by drilling on the down dip side of this fault. North-south faulting is prevalent on the eastern and western margins. On the northern portion of the eastern margin some encouraging thin intercepts have been outlined including 5 meters at 4.22g/t and 4 meters at 4g/t at 250 meters to 300 meters below surface but follow-up work failed to define continuity.

On the western margin, work has been more encouraging and RRL believes an opportunity for additional resources still exists directly west of the pit with intercepts of 7 meters at 8.9g/t, 19 meters at 3g/t, 63 meters at 2.1g/t and 11 meters at 24g/t. West of this zone, mineralization is broken up by faulting and reaches depths of 350 to 400 meters. Follow-up programs have failed to outline continuity of a flat mineralized zone while encouraging intercepts in vertical structures have a limited strike extent. A north-northeast trending upright antiform, which plunges shallowly to the north, has been identified from downhole structural data and requires further drilling to the west of the heavily faulted area. To date, only one hole has intercepted this hinge zone returning 4 meters at 36g/t. Finally, only the south-east extension of the orebody remains untested and if that the north-west structure is a feeder to mineralization, then it is a potential target due to its location north of this structure.

The geological model for Morila has evolved from new drilling and in pit geological information. The orebody is located within a structural and mineralized compartment which is bounded by steep dipping north-south and north-west structures. The gold bearing fluids have come up along these structures and were then concentrated and focused within a north-east trending fold axis formed during compression and folding of the sedimentary units. The implications of this model are that the steep structures actually feed the mineralized fluids into the folded and shallow dipping Morila Shear Zone.

An updated generative study has been completed over the Donba-Morila corridor incorporating the ideas from the revised geological model. All surface exploration and drilling information was integrated with remote sensing data to produce a new geological interpretation. This work highlighted the presence of a number of structural compartments similar to Morila which are repeated throughout the Donba-Morila corridor. Seven new targets have been prioritized for testing and RC drilling is currently being effected on the first of these.

Morila Region

In the Morila region, the key objective is to identify and define significantly mineralized systems through systematic valuation of the 13 current targets and generate new ones. All regional programs have now been completed. Work to date has demonstrated that an ore body is not outcropping but that there is enough encouraging information in the form of in situ gold mineralization, gold anomalism, alteration and structure to suggest that the mineralized system could be close to surface. This was recently confirmed by reconnaissance diamond drilling effected on three targets within the portfolio. In all cases, altered metasediments were intercepted associated with steep and shallow dipping fabrics and at Ntiola, in particular, the results were very encouraging suggesting the presence of a significant mineralized system.

At the Ntiola target, drill hole ND001 intersected a zone of biotitized and silicified greywackes returning an intercept of 36 meters grading 1.4g/t which includes intervals of 4 meters at 1.2g/t, 6 meters at 2.9g/t and 15 meters at 1.6g/t. The intercept confirmed mineralization previously intersected in trench NT003 (i.e. 24 meters at 2.3g/t). The gold mineralized zone is orientated north-south, is steeply dipping to the west and associated with fine-grained arsenopyrite and pyrrhotite. Surface exploration has defined a plus 900 meters zone which is still open along strike to the north and south and has only been tested by one diamond drill hole.

Reconnaissance diamond drilling was also effected on two other targets locating on the Dionkala and Morila exploration permits. In both cases, broad zones of anomalism were outlined (0.1 to 0.5g/t) and are associated with disseminated sulfides and altered metasediments typical of the sequence hosting the Morila orebody. Both target areas are located within enclaves of metasedimentary rocks in a granite terrain which is identical to the Morila geological setting. Surface gold anomalism occurs along north-south and north-west trending structures in similar compartments as the one bounding the Morila orebody. All these encouraging signs mean that further drill testing will be effected to test our geological model on these targets.

Loulo

A feasibility and exploration campaign was completed on the Loulo Project involving 14,000 meters of diamond drilling for 76 holes. The principal focus was the conversion of resources to reserves through drill testing of the satellite deposits; drilling of the depth extensions to the high grade zones at Loulo 0 and Yalea and the testing of conceptual targets. A generative study and associated regional programs have also been completed with the objective of defining new targets on the eastern portion of the exploitation permit.

At Loulo 0, a 15 hole diamond program completed in two phases confirmed continuity of grade and geology to depths of over 400 meters. Gold mineralization is hosted within a folded and tourmalinized quartzite. The high grade payshoots of plus 6g/t are related to quartz vein stockworks on the crests of the folds and have good down plunge continuity. This drilling highlights the potential for an underground project and the likelihood that this grade tenor will continue to considerable depths.

At Yalea, previous drilling was only down to 180 meters below surface but the results from five new holes drilled to 300 meters show very good grades and excellent geological continuity. Mineralization is associated with disseminated and massive pyrite, disseminated arsenopyrite, carbonate and silica alteration and is hosted within metasediments and bounded by footwall and hangingwall shear zones. Yalea is still open along strike and at depth with shallow drilling confirming a 2,500 meter strike length potential.

At the P125 satellite target, which is located along the same Yalea structure, RRL confirmed continuity of mineralization northwards over a 220 meter strike length returning intercepts of between 7 and 26 meters grading from 2 to 28.9g/t on the main zone with an additional western zone returning intercepts of 19 meters at 2.3g/t and 9 meters at 2.9g/t. The southernmost hole at P125 returned an intercept of 25.6 meters at 28.9g/t, confirming the presence of a hidden high grade shoot and highlighting the potential to close the 200 meter gap between P125 and Yalea. In summary, deeper drilling completed at Yalea and P125 outlines a probable plus 2.8 kilometer strike length of mineralization with considerable potential to substantially increase the resource base. Drilling continues with further definition of the deeper mineralization along strike at Yalea including closing the gap with P125.

The deeper drilling at Loulo, Yalea and P125 confirms the geological model of shear zone hosted, hidden high grade payshoots that do not come to surface. Analogues with similar shear hosted systems in Canada, Tanzania and Ghana highlight that these deposits generally have considerable depth (i.e. up to 2,000 meters at present at Obuasi and still open), continuity and do not outcrop. This geological model is now being applied to the Loulo lease where Yalea and Loulo 0 both locate along major gold bearing structures which remain untested by drilling outside the areas of ore body definition.

Exploration drilling was also undertaken on the satellite deposits. A total of four deposits locating within a 12 kilometer radius of the plant site were tested (Baboto Loulo 3, Loulo 2 and Loulo 0 West). At Baboto, diamond drilling has defined an approximately 100 meter wide silicified zone with multiple mineralized bodies over a strike length of 250 meters. Gold is associated with silicified greywackes and conglomerates hosting disseminated pyrite and arsenopyrite. Intercepts range from 10 to 99 meters grading 1 to 4.5g/t. The mineralized zone is bounded by north-south structures and hosts secondary shear and quartz veins trending north-east/south-west. The intersecting structures, rock type and associated alteration controls the higher grade zones. The target is open to the south. A strong resistive anomaly coincident with the silicification can be traced for a further 2.5 kilometers to the south. RC drilling is planned to assess the higher grade areas and test the 2.5 kilometer strike length.

Five diamond holes drilled at Loulo 2 returned intercepts of between 4 and 13 meters grading 3.5 to 38.6g/t and define a high grade lenticular mineralized shoot with an approximately 100 meter strike which forms an elevated outcrop area.

At Loulo 0 West, a 16 hole diamond drilling program was completed and outlined multiple zones with widths of 2 to 11 meters grading 1.6 to 14g/t. Gold mineralization is associated with the pyrite rich, strongly veined and hydrothermally altered pink quartzite and the fault breccia units. Mineralization is characterized by variable thickness and grade along strike due to boudinaging and folding. Loulo 0 West locates 350 meters due west of the current open pit for Loulo 0.

Drilling was also undertaken at the Loulo 3 target and confirms continuity of mineralization within mineralized tourmaline quartzite over a 200 meter strike length returning intercepts of 2 to 16 meters grading 2 to 33.6g/t. Resource modeling is currently in progress on the satellite deposits. During the current field season further work is in progress on four new satellite targets.

Gold mineralization at Loulo is hosted within three major structural corridors containing gold-bearing shear zones and referred to as Loulo 0, Yalea and Sakola. These structural zones are well defined by continuous soil anomalism and bedrock gold samples and are also associated with structural deformation and alteration. The Loulo 0 and Yalea orebodies, as well as the satellite pits, are located on two of these structural zones. Exploration work to date has focused exclusively on the definition of near surface materials which can be mined from open pits. The recently completed deep drill programs at Yalea and Loulo 0 confirm the presence of blind payshoots that do not come to the surface. In view of this, potential exploration work is now focused on defining dilational zones with associated alteration along the main structural corridors.

In Mali West a collaborative initiative is being pursued between RRL and the Coopérative des Orpailleurs de Sitakili whereby RRL can explore within an area which was previously exclusively reserved for artisanal miners and therefore untested by modern exploration methods. Gold is associated with felsic dykes intruding a folded sedimentary package, grab samples have returned gold grades of 19.5g/t, 11.3g/t and 5.3g/t. The artisanal gold workings cover 3 sub-parallel zones each measuring 3 kilometers by 150 meters and these will be the focus of follow-up programs this season. Exploration will commence as soon as the relevant government authorities have finalized the permit authorization.

Senegal

In Senegal, RRL continues to add to its portfolio of targets with the creation of new areas and the delineation of advanced targets through focused regional exploration programs. The Senegal portfolio includes three permits covering 1,200 km2 and locating south of the Sabodala deposit within the Sabodala Belt in an area where only one previous phase of modern exploration has been effected. The permits host multiple styles of gold mineralization which include shear hosted, stockwork and disseminated systems. Four targets referred to as TA, KB, Bambaraya and Mankana have identified significantly mineralized systems. Complimentary regional programs have highlighted additional gold in soil anomalies in favorable geological settings which also require follow-up programs.

Further target definition is taking place on the Tomboronkoto Permit which forms the southern property in RRL's portfolio. At the TA target, trenching has now been completed over the whole 800 meter strike length. Results received for two new trenches excavated into areas previously thought to be barren returned encouraging intercepts of 8 meters at 5.8g/t and 7 meters at 2.2g/t. Continuous mineralization at widths of 7 to 62 meters grading 1.5 to 6.7g/t can now be traced over a strike length of 800 meters with a best intercept of 62 meters at 6.7g/t. Broad zones of gold mineralization are controlled by north-south and north-east trending dilational vein sets which are enveloped by areas of intense microfracturing, disseminated sulfides and silicification. The vein sets dip steeply north but are thought to be late dilational features within a broad zone of silicification which dips steeply to the south. All RC and diamond drilling by the previous permit holder was angled from north to south which, in the context of the broader envelope, was incorrect. Drilling is currently in progress to test the southerly dipping model.

The TA target is hosted within a major shear zone which can be traced on aeromagnetic maps for over 35 kilometers and linked to the Sabodala deposit. This structural zone is located at the contact between ultramafic rocks to the west and mafic volcanics to the east and has been subjected to shearing and intruded by granitoid bodies. The shear zone hosts multiple gold in soil anomalies and is the subject of follow-up exploration programs. At the Sofia target, locating 15 kilometers north of TA, reconnaissance trenching has returned encouraging intercepts of between 1.5 and 2.4g/t over widths of 10 to 18 meters along a strike length of 600 meters. Sofia is open in all directions and fieldwork continues to define this target.

The Makana target locates three kilometers north of KB and is defined by a significant circular soil anomaly covering a kilometer radius and is located on top of an altered microdiorite. A large portion of the target is concealed beneath laterite and will be tested with a diamond hole.

The Bambaraya target is located ten kilometers north of Makana. At Bambaraya reconnaissance and soil, trench and lithosampling has outlined a shear zone covering 1.6 kilometers at the contact between basalt and andesite. Trenching over a three hundred strike returned encouraging intercepts of between eight and eighteen meters grading 2.9 to 4.5g/t and associated with a folded quartz tourmaline vein and sheared andesites which have disseminated pyrite and carbonate alteration. The shear zone was recently tested with five holes covering the sixteen hundred meter strike length.

At KB, a 1,400 meter, north-south trending soil anomaly with values of between 0.6 and 1.0g/t is the focus of detailed exploration. Previous drilling returned encouraging intercepts of 3 meters at 31g/t, 5 meters at 7g/t and 7 meters at 1g/t from two diamond holes. The 1,400 meter strike length remains largely untested and further follow-up work is in progress to understand the mineralized system.

Tanzania

Following the completion of RRL's generative work RRL continues to consolidate its position within the Lake Victoria Goldfields. RRL now holds a total of 13 exploration licenses covering 710 km2 of which 11 are located in the Musoma Mara region. The portfolio includes a property located on the eastern boundary of the East African Gold Mining, or EAGM, license within the Mara Greenstone Belt and referred to as Nyabigena South. On the Musoma Belt, a total of eight licenses are located within a contiguous area and include 30 kilometers of continuous holdings between the Buhemba and Kiabakari Mine areas. A joint venture has been signed with Goldstream NL, whereby RRL can earn is 70% interest in the Nyati prospecting license by completion of a bankable feasibility study. Nyati is located within the Musoma Mara region.

At Nyabigena South, surface work has been completed covering the extension of the Mara Shear Zone which hosts the plus two million ounce Nyabirama deposit of EAGM. Pitting has returned elevated bedrock samples and mineralization associated with visible gold in moderate to steep southwest dipping quartz veins with values of plus 5g/t to a maximum of 58.4g/t. Another set of sub horizontal, narrow quartz veins have returned values ranging from 0.1g/t to 9.76g/t. The extent both horizontally and vertically of these structures is unknown due to poor outcrop but the target has not previously been drilled. The Mara Shear Zone strikes west-northwest and covers a five kilometer strike length on RRL's property. The majority of this structure is covered by gravels and tertiary lavas. RRL believes that the flat dipping veins associated with weak alteration may represent the shallow expression of a larger mineralized system. A ground IP survey is planned to cover the Nyabigena fault zone and assist in defining targets below the cover rocks. This methodology has been used successfully by EAGM to discover the plus two million ounce Gokana deposit locating three kilometers to the north-west.

Within the Musoma area a regional soil survey was completed covering a 30 kilometer east-west zone of Archaean Greenstones on three contiguous RRL licenses. A significant soil anomaly was highlighted on the Kiabakari East prospecting license and requires field follow up. In the eastern part of the soil survey multiple anomalies have been outlined and are associated with well altered mafic volcanics. In the central portion of the grid, there are no anomalies because surface cover rocks have concealed the greenstone units.

Exploration work covering all of RRL's eight licenses will continue with soil geochemistry, geological reconnaissance and a remote sensing study involving integration of landsat, air photos and detailed airborne geophysical surveys. The main objective is to assess the full portfolio and define and prioritize targets for drill testing.

Burkina Faso

In Burkina Faso, RRL has applied for two new permit areas referred to as Danfora and Kiaka, one directly and the other in a joint venture with a local Burkinabe company. The Danfora permit was awarded to RRL in early 2004. Both permits host plus one kilometer zones artisanal workings where reconnaissance sampling has confirmed insitu bedrock mineralization which includes high grade quartz veins and associated host rock mineralization.

Côte d'Ivoire

In Côte d'Ivoire, exploration activities are still suspended pending resolution of the current political impasse. RRL continues to monitor the situation and has been credited by the Ivorean government for time lost since the onset of civil unrest.

RRL's exploration portfolio in Côte d'Ivoire includes the Tongon project, complementary satellite targets within a 10 kilometers radius around Tongon, the advanced target of Tiasso on the Boundiali Permit and multiple identified and regional targets within five permits covering 2,628 kilometers.

Regulatory and Environmental Matters

Our business and the businesses of our subsidiaries are subject to extensive government and environment-related controls and regulations, including the regulation of the discharge of pollutants into the environment, disturbance of and threats to endangered species and other environmental matters. Generally, compliance with these regulations requires us to obtain permits issued by government agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Non-renewal of permits or the imposition of additional conditions could have a material adverse effect on our financial condition and results of operations. To the extent that the countries in which we have exploration and mining permits have no established environmental laws, we are currently working to ensure that our operations are in compliance with environmental standards set by the World Bank in relation to air emissions and water discharges. Our activities are also subject to government regulations relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. Although we believe that we are in compliance with these laws, regulations, and requirements, any failure to comply could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of operations. In accordance with our stated policy, we accrue estimated environmental rehabilitation costs based on the net present value of future rehabilitation cost estimates which are recognized and provided for in financial statements and capitalized to mining assets on initial recognition. The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision.

Mineral and Petroleum Resources Development Act of 2002 (the "Act")

In South Africa, mineral rights (which encompass the right to prospect and mine) have historically been held either privately or by the government of South Africa. Ownership of private mineral rights is held through title deeds and constitutes real rights in land, which are enforceable against any third party. Historically, prospecting and mining were regulated by the provisions of Minerals Act No. 50 of 1991 (South Africa), or the Minerals Act, and South African common law. In order to mine or prospect for minerals on a South African property, it was necessary to have mining authorizations or permits under the Minerals Act for such property. In order to obtain such authorization in terms of the Minerals Act it was necessary either to own the mineral rights in respect of such minerals or to have the consent of the owner of the mineral rights to mine or prospect for minerals.

In April 2002, the South African Department of Minerals and Energy published the Mineral and Petroleum Resources Development Bill, or the Bill, for public comment. Following extensive public debate, the Bill was passed by the South African Parliament and assented to by the President on October 3, 2002. The Act came into effect on May 1, 2004. The Act proposes, among other things, to vest the right to prospect and mine in the State. This will be administered by the government of South Africa in order to aid the participation of historically disadvantaged South Africans who wish to participate in the South African mining industry. It will also create an internationally competitive and efficient administrative and regulatory regime.

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

Under the Act, prospecting rights will be granted for an initial period of five years, and can be renewed upon application for a further three years (and thereafter at the discretion of the Minister of Minerals and Energy, or the Minister). Mining rights will be valid for a maximum period of thirty years, and can be renewed upon application for a further maximum of thirty years. Provision is made for the grant of retention permits, which will have a maximum term of five years. A wide range of factors and principles could be considered by the Minister when exercising her discretion whether to grant these applications; for example, evidence of an applicant's ability to conduct mining operations optimally. Owing to these provisions, we might not be successful in our applications for new prospecting rights or mining rights.

The Act provides that a mining or prospecting right granted under the Act can be cancelled if the mineral to which such mining right relates is not mined at an "optimal rate". Furthermore, royalties not payable under existing legislation may become payable to the State, although these provisions will be subject to a separate Money Bill which was published for comment on March 20, 2003. Following considerable adverse public comment this Bill has been delayed in implementation and is not likely to be implemented in the suggested form for 5 years.

The long-term effect of the Act will be to reduce the size of our mineral holdings in South Africa. However, the Act will also allow us to apply for dormant rights in areas previously held but not explored by third parties as these rights will now be assignable by the State.

Additionally, the State and the mining industry have agreed to a mining charter, or Charter, to be phased in over a number of years. The Charter demands a phasing in of ownership to historically disadvantaged South Africans of mining companies, requiring a 15% ownership in 5 years and 26% in 10 years. There is no prescription as to how this is to be achieved and it is incumbent on the industry to select empowerment partners who can with support from the industry raise the necessary finance for these acquisitions.

The Department of Minerals and Energy has also recently released a scorecard, or Scorecard, against which mining companies will be measured to determine how they have performed in redressing socio-economic issues. These measures could have an adverse affect on our results and financial conditions. The details of the implementation of the Scorecard are still uncertain, but the intention is to penalize participants who do not meet the department's criteria as listed in the Scorecard. The Scorecard is designed to facilitate the application of the Charter in terms of the Act requirements for the conversion of all of the "old order rights" i.e. the rights held under repealed legislation into new rights within a five-year conversion window period, but recognizing the full ten-year period.

Activities covered under the Scorecard include human resource development, employment equity, migrant labor, mine community and rural development, housing and living conditions, procurement, ownership and joint ventures, beneficiation and finally reporting.

Disposal of Surface Holdings

We own no other property other than our former corporate offices premises, which we are negotiating to sell.

Legal Proceedings

We are not a party to any material legal or arbitration proceedings, nor are any of our properties the subject of pending material legal proceedings.

Marketing

The majority of our profits are derived from the sale of gold produced by RRL through Morila Limited at the Morila mine. Gold produced at the Morila mine is sold, in the form of dore, under an agreement to an international bank, which in turn uses an accredited refinery to refine the dore and produce monetary bars. Under the agreement, RRL receives the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the dore gold. RRL has only one customer with whom it has an agreement to purchase all of its gold production. This "customer" is chosen annually on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Unlike other precious metal producers, gold mines do not compete to sell their product given that the price is not controlled by the producers. We provide additional information about the gold market in Item 5.D—"Trend Information—Gold Market".

C.	PROPERTY, PLANTS AND EQUIPMENT

For a discussion of our principal properties, including mining rights and permits, see Item 4. Information about the Company—A. History and Development of the Company and Item 4.

Information about the Company—B. Business Overview. RRL has all material legal rights necessary to entitle it to exploit such deposits in respect of Loulo in Mali to March 2029 and in respect of the Morila mine in Mali to April 2022.

In South Africa, we own approximately 1.6 million hectares of mineral rights of which approximately 50% are currently being explored by several joint ventures in which we participate. The Act, which came into law in May 2004, will vest the right to prospect and mine these minerals in the State with no right of compensation to us. Although there is a transitional period during which we will be given the exclusive opportunity to acquire prospecting and mining rights over our current holdings, subject to us meeting certain requirements still to be legislated, the long-term effect will be that we shall lose the right to trade, prospect or mine those mineral rights without permits if we do not acquire the necessary permits to continue.

The exploration rights in Tanzania, Côte d'Ivoire, Ghana, Mali and Senegal give RRL the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

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

Item 5.    Operating and Financial Review and Prospects

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

General

We earn all of our revenues in Rands and U.S. dollars and the majority of our transactions and costs are denominated or based in Rands. Our costs consist primarily of salaries and corporate expenditures.

Investment in RRL

In July 2002, RRL completed an initial public offering of 5,000,000 ordinary shares, including American Depositary Shares, or ADSs, resulting in gross proceeds to RRL of $32.5 million. The proceeds were used by RRL mainly to repay its syndicated term loan and revolving credit facility, which were repaid in full in November 2002. The initial public offering resulted in our investment in RRL being reduced from 59% to 48%, and subsequent to this date, we account for our investment in RRL pursuant to the equity method, under which our share of the net assets of RRL is recorded as a single line item, "Investment in associate" on our consolidated balance sheet and our share of RRL's net income is recorded as a single line item in the statement of operations, "equity income of associate". During 2003, we reduced our investment in RRL to approximately 37%. We have applied to SARB to reduce our required ownership in RRL to below 36%. This application is still pending. However, we have since reduced our percentage ownership in RRL to approximately 31%.

Impact of Malian Economic and Political Environment

RRL's current significant operation is located in Mali and is therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali.

Mali is one of the poorest nations in the world, suffering from poor infrastructure, a lack of sophisticated financial and capital markets and a paucity of foreign investments. It is still largely dependent on the former colonial power France to assist in balancing its budget deficit. France maintains strong economic and cultural ties with Mali. The impact of these factors is that operating in Mali can be significantly more difficult than operating in countries with established and sophisticated political, financial and economic systems and where transport, telecommunication and supply lines are well established and logistically proven. Please see Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.

Impact of Favorable Tax Treaties

RRL is a Jersey incorporated company and is not subject to income taxes in Jersey.

In Mali, Morila SA is subject to a five year tax exemption which expires on November 14, 2005. Once the tax exemption expires, Morila SA will be taxed at the greater of 35% of taxable income or 0.75% of gross revenue. The benefit of this exemption was to increase RRL's net income by $22.5 million, $31.7 million and $11.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Somilo SA will also benefit from a five year tax exemption which will expire on the fifth anniversary of the first commercial production.

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

Impact of Suspension of Operations at Syama

In January 2001, RRL announced the suspension of mining operations at Syama due to its continued losses caused by falling gold prices and power problems. The power problems resulted from the failure of Rolls-Royce to successfully commission their power plant, which severely limited the operations throughput and resulted in a shortfall from planned gold production. Up to the end of December 2001, Syama continued to process stockpiled ore and realized revenues of $16.7 million and recorded a net loss of $7.5 million.

On April 16, 2003, RRL entered into a heads of agreement with Resolute. Under this agreement, RRL gave Resolute a 12 month option to acquire its entire interest in RRL Somisy, which was a wholly-owned subsidiary of RRL, for $6 million, plus a quarterly royalty payment based on the gold price. RRL Somisy owns 80% of Somisy SA which owns the Syama gold mine. In addition, Resolute agreed to accept $7 million of Syama's liabilities. During the option period, Resolute paid RRL an option fee of $75,000 per month.

On April 25, 2004 Resolute exercised its option to acquire the Syama mine. Resolute has subsequently paid RRL $6 million in cash and has assumed liabilities of $7 million of which $4 million is payable to RRL. The agreement entered into in June 2004 by the parties provides for a royalty payment to be made by Resolute to RRL based on the gold price. This royalty payment is capped at $25 million. The transaction was completed at the end of June 2004 and incorporated a structured hand-over.

Resolute assumed the rehabilitation liability of the Syama mine in connection with the acquisition.

Revenues

Currently the majority of our revenues are comprised of our share of the profits of our associated company, RRL, which are derived from the sale of gold produced by the Morila mine. As a result, RRL's operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. Prior to RRL being accounted for as an associate and the discontinuation of operations at Syama, substantially all of our revenues were derived from the sale of gold.

RRL follows a hedging strategy, the aim of which is to secure a floor price which is sufficient to protect it in periods of capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price. RRL has made use of hedging arrangements in two instances. In terms of both the Syama and Morila loans, RRL was required to hedge 50% of Syama's first three years of production and approximately 36% of Morila's first five years of production. RRL also substantially closed out the Syama hedge book in May 2001, with the final closing out in 2002. The effect of the final closeout was to crystallize a loss of $1.8 million on the uncovered call options for Syama. The loss was converted to a loan with the banks and is payable in equal monthly installments in 2004.

At March 31, 2004, 300,000 gold ounces have been sold forward at an average spot rate of $409/oz. RRL also carried out a Forward Rate Agreement as part of a hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved.

The fact that RRL is now being accounted for under the equity method of accounting, will result in us not reporting our revenues from gold sales separately in the future, but as part of a single, equity income line item in our statement of operations.

Significant changes in the price of gold over a sustained period of time may lead to increases or decreases in the production from RRL operations, which could have a material adverse impact on our share of income from associate.

RRL's Realized Gold Price

The following table sets out the average, the high and the low afternoon London Bullion Market fixing price of gold and RRL's average U.S. dollar realized gold price per ounce during the three years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,
	2003	2002	2001

Average	363	310	271
High	416	349	293
Low	320	278	256
Average realized gold price(1)	345	308	268

(1)	Our average realized gold price differs from the average gold price as a result of different realized prices achieved on the Morila and Syama hedge books.

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

However, we believe that total cash costs per ounce are a useful indicator to investors and management of a mining company's performance as it provides:

•	an indication of a company's profitability and efficiency;

•	the trends in costs as the company's operations mature;

•	a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold; and

•	an internal benchmark of performance to allow for comparison against other companies.

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

Changes in the mine plan, which will include changes in future ore and waste tons mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period or a relatively higher amount of charges will be written back. The opposite is true when the expected pit life average stripping ratio is revised downwards. These changes would thus impact on earnings.

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

RRL's operations currently comprise one open pit operation mined by contractors. Milling operations are undertaken by the mine. Total cash costs in the year ended December 31, 2003 made up approximately 82% of total costs and comprised mainly mining and milling costs, including, labor and consumable stores costs. Consumable stores costs include diesel and reagents costs. Contractor costs represented 39% of total cash costs, with diesel and reagent costs making up 36% of total cash costs. Direct labor costs accounted for approximately 12% of total cash costs.

The price of diesel acquired for the Morila operation has increased in the year ended December 31, 2003 which impacted negatively on the total cash costs. Mining contractor costs also increased during 2003. Should these prices increase further, this could impact significantly on total cash costs, mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet.

The remainder of RRL's total costs consists primarily of amortization and depreciation, exploration costs, interest expense and general and administration or corporate charges.

The three-year duty exemption period, ended on November 1, 2003 and duties became payable in accordance with the Malian duty regime on all imported goods. On average, it is anticipated that this will have the effect of increasing the costs of imported goods by 7%, which equates to an overall increase of 1% on total costs. Furthermore, costs will increase as the depth of mining increases.

A.    RESULTS OF OPERATIONS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report.

Years Ended December 31, 2003 and 2002

General

The net income for the year ended December 31, 2003, amounted to $36.2 million compared to the $27.5 million net income for the year ended December 31, 2002. Net income for the year ended December 31, 2003, included equity income of RRL for the year 2003 of $19.2 million as well as profit of $33.2 million on the disposal of RRL shares. Net income for the year ended December 31, 2002, included equity income of RRL for the last 6 months of the year of $25.4 million and equity income of Morila Limited for the first six months of the year of $18.3 million, the period during which RRL was consolidated as a subsidiary.

Revenues

Product Sales

We had no product sales for the years ended December 31, 2003 and December 31, 2002, due to RRL being accounted for using the equity accounting method.

From the year ended December 31, 2002 to the year ended December 31, 2003, RRL's gold sales revenues decreased by $21.8 million, or 16.6%, from $131.4 million to $109.6 million. The effect of the lower grades, partially offset by an improved average sales price of gold per ounce of $345 compared to $308 for 2002, resulted in the reduction in revenue from gold sales.

Dividends and Interest Income

Dividends and interest income for the year consist primarily of interest received on loans issued and cash held at bank institutions. Dividends and interest received increased from $0.3 million for the year ended December 31, 2002 to $1.2 million for the year ended December 31, 2003 primarily as a result of long-term loans extended during the 2003 year on which interest is charged at market related interest rates.

Other Income

Other income consists mainly of option and prospecting fees received related to our South African portfolio of mineral rights. Other income for the year ended December 31, 2003 of $1 million as compared to $1.2 million for the year ended December 31, 2002. This decrease was a result of the expiration of script lending agreements, under which we received fees, during 2003.

Management and Other Fees Received

Fees received consist of management fees, rental income and the recovery of a loan amount written off in 2000. The increase in fees received from $0.09 million for the year ended December 31, 2002 to $0.9 million for the year ended December 31, 2003 is mainly a result of the loan recovery of $0.7 million in the year 2003.

Costs

Total Cash Costs

We did not incur cash costs during the years ended December 31, 2003 or 2002 other than the cash costs incurred by RRL that are taken into account in the equity income from associate.

	Year Ended December 31,
	2003 $'000	2002 $'000
Production	26,195	22,706
General and Administration	6,108	4,128
Gold Refining	408	588
Royalties	7,648	9,158
Stockpiles and production inventory	(6,229)	(145)
Deferred stripping	(3,484)	(5,043)
Total cash costs	30,646	31,419

The following table sets out RRL's total ounces produced and the weighted average total cash cost per ounce for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003		2002
	Ounces	$ Per Ounce	Ounces	$ Per Ounce
Morila (40% share)	317,597	100	421,126	74
Weighted average	317,597	100	421,126	74

RRL's weighted average total cash cost per ounce increased to $100 per ounce for the year ended December 31, 2003 from $74 per ounce for the year ended December 31, 2002. This increase was primarily a result of decreased production and increases in diesel and mining contractor costs.

General and Administration

General and administration costs comprise various expenses incurred in providing administration support services to RRL. We no longer provide these administration support services to RRL.

Exploration and Corporate Expenditure

Exploration and corporate expenditure consist of expenses incurred by managing our investments and mineral rights portfolio and largely reflects activities which are focused on the defining of additional resources and efforts to convert resource ounces into reserves. These expenses of $2.8 million in the year ended December 31, 2003 decreased from $5.9 million in the year ended December 31, 2002 as a result of exploration and corporate expenditure incurred by RRL that was included in the year ended December 31, 2002 expenditure but not included in the year ended December 31, 2003 due to the results of RRL having been equity accounted.

Depreciation and Amortization

The total depreciation charge for the year ended December 31, 2003 was $0.02 million compared to $0.8 million for the year ended December 31, 2002. The 2003 expenditure is lower than that of 2002 due to the results of RRL having been equity accounted from July 1, 2002.

Interest Expense

Interest expense for the year ended December 31, 2003 was $0.8 million, compared to $2.7 million for the year ended December 31, 2002, and related to the ABSA Bank and other short term loans. This decrease was a result of the ABSA Bank loan and other short term loans being repaid at the end of June 2003.

Impairment of Goodwill

The impairment of goodwill of $3.3 million related to our acquisition in Viking Pony during the year ended December 31, 2003. The goodwill was found to be impaired as a result of the decrease in market prices of the investments held in Viking Pony at date of acquisition.

Impairment of Available-For-Sale Investments

The impairment of the available-for-sale investments of $3.8 million relates to the significant devaluation of the market price of certain listed investments. The devaluation is considered other than temporary.

Loss on Disposal of Listed Investments

The loss on disposal of listed investments of $4.5 million for the year ended December 31, 2003 primarily relates to the loss on the disposal of 3 million DRD shares compared to the loss of $0.1 million for the year ended December 31, 2002 which related to the sale of 1.5 million DRD shares, as well as DRD "B" options and ordinary shares of Western Areas.

Profit on Disposal of Portion of Investment in Associate

During the year ended December 31, 2003, we disposed of 2.5 million ordinary shares of RRL resulting in a profit on disposal of $33.2 million.

Provision for Post-Retirement Benefits

An additional provision of $0.9 million was made for the year ended December 31, 2003, which was in line with the latest calculation performed by independent actuaries, compared to the provision of $0.08 million for the year ended December 31, 2002.

(Loss)/Gain on Financial Instruments

No (loss)/gain on financial instruments was incurred in the year ended December 31, 2003 due to RRL being equity accounted as from June 30, 2002 compared to the loss of $1.1 million for the year ended December 31, 2003 related to the change in the mark-to-market value between December 31, 2001 and June 30, 2002 of those Syama financial instruments which did not qualify for hedge accounting, being the date up to which the results of RRL were consolidated by us.

Stock Compensation

No stock compensation expense was recognized in the year ended December 31, 2003 compared to the stock compensation expense of $1.8 million for the year ended December 31, 2002 which reflects the movement in RRL's stock price since the beginning of fiscal 2002, up to the date upon which we ceased to consolidate RRL.

Other Costs and Expenses

No other costs and expenses were incurred for the year ended December 31, 2003 due to RRL being equity accounted as from June 30, 2002 compared to other expenses mainly comprised of operational and other expenses associated with the care and maintenance of Syama for the year ended December 31, 2002 which were $1.4 million.

Income and Mining Tax Expense

South African non-mining current tax is paid on taxable income at a rate of 30%. For the years presented, no significant mining operations were conducted in South Africa. Our disposal of RRL ordinary shares during the year ended December 31, 2003 resulted in capital gains tax of $4.5 million. The provision for capital gains tax was reduced mainly by non-taxable income, losses incurred and the utilization of losses carried forward. For the year ended December 31, 2002, no non-mining taxable income arose due to losses incurred and the utilization of losses carried forward.

The total income tax charge is disproportionate to the effective tax rate of 30% primarily because under South African tax law, group tax relief is not available and a net deferred tax asset, arising primarily from our tax losses, is not recognized as such losses are not sufficiently certain to be recovered within the foreseeable future.

Equity Income of Joint Venture

Equity income of Morila Limited not been accounted for as a separate item for the year ended December 31, 2003 as a result of RRL being equity accounted for as from June 30, 2002 and income from Morila Limited therefore included in our share of income from RRL. The equity income of Morila Limited was $18.3 million for the year ended December 31, 2002.

Equity Income of Associate

Subsequent to RRL completing its initial public offering in July 2002, our interest in RRL was diluted to 48% and, accordingly, from that date we accounted for our investment in RRL pursuant to the equity method of accounting. Equity income of RRL, which includes the results of Morila Limited, amounted to $19.2 for the year ended December 31, 2003 compared to $25.4 million for the six months ended December 31, 2002. During the year ended December 31, 2003, we further reduced our investment in RRL to approximately 37%.

Minority Interests

The minority interest for the year ended December 31, 2003, represents the net of the 26% minority share of the losses in Minrico and the 25% minority share of the income in Kabusha Mining and Finance (Pty) Limited.

The minority interest for the year ended December 31, 2002, represents the net of the 25% minority share of the losses in Syama, the 20% minority share of losses on the Loulo Project and the 41% for the six months ended December 31, 2002. Due to equity accounting for RRL from July 1, 2002, we no longer reflect the minority shareholders share of RRL's results as from that date.

Years Ended December 31, 2002 and 2001

General

The net profit for the year ended December 31, 2002, amounted to $27.5 million compared to a $0.4 million loss for the year ended December 31, 2001. Net income in the year ended December 31, 2002, included equity income of RRL for the last 6 months of the year of $25.4 million and equity income of Morila Limited for the first six months of the the year of $18.3 million, the period during which RRL was consolidated as a subsidiary.

Revenues

Product Sales

We had no product sales for the year ended December 31, 2002, due to the suspension of operations at Syama during 2001 and the Morila operation being accounted for using the equity accounting method. RRL's 75% share of gold produced at Syama amounted to 45,715 ounces for the year ended December 31, 2001 with an average gold price achieved of $274 per ounce.

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

General and Administration

General and administration costs largely reflects activities which are focused on the defining of additional resources and efforts to convert resource ounces into reserves. These charges of $1.1 million for the year ended December 31, 2002 decreased from $5.8 million for the year ended December 31, 2001 primarily due to the results of RRL having been equity accounted from July 1, 2002 and a reduction in activity related to Syama due to Syama having been placed on care and maintenance during December 2001.

Exploration and Corporate Expenditure

Exploration and corporate expenditure of $5.9 million in the year ended December 31, 2002 and $9.6 million in the year ended December 31, 2001 comprise various expenses incurred in managing our investment and mineral rights portfolio as well as costs associated with providing administrative support services to RRL. While exploration and corporate expenditure incurred during 2002 was higher than 2001, the 2002 expenditure reflected by us is lower than that of 2001 due to the results of RRL having been equity accounted from July 1, 2002.

Depreciation and Amortization

The total depreciation charge for the year ended December 31, 2002 was $0.8 million compared to $2.1 million for the year ended December 31, 2001. The 2002 expenditure is lower than that of 2001 due to the results of RRL having been equity accounted from July 1, 2002.

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

Provision for Post-Retirement Benefits

An additional provision of $3.0 million was made for the year ended December 31, 2001, which was in line with the calculation performed by independent actuaries. The provision was reduced with $0.1 million during the year ended December 31, 2002, which was in line with the calculation performed by independent actuaries.

(Loss)/Gain on Financial Instruments

The loss of $1.1 million related to the change in the mark-to-market value between December 31, 2001 and June 30, 2002 of those Syama financial instruments which did not qualify for hedge accounting, being the date up to which the results of RRL were consolidated by us.

The balance of the Syama hedge comprising outstanding call options which had been sold at a price of $353 per ounce over 148,500 ounces was closed out in the year.

RRL had a gain on financial instruments of $7.4 million for the year ended December 31, 2001. Of that amount, $1.7 million of the gain on financial instruments related to Syama instruments that did not qualify for hedge accounting and $4.3 million of the gain related to profits generated on the close out of the balance of the Syama hedge book which qualified for hedge accounting. The balance of $1.4 million related to the amortization of the remaining deferred gain which arose during May 1999 as part of the restructuring of the Syama hedge book.

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

The stock compensation expense of $1.8 million for the year ended December 31, 2002 reflects the movement in RRL's stock price since the beginning of the year, up to the date upon which we ceased to consolidate RRL, due to our interest in RRL dropping below 50% and RRL being accounted for as an associate, for the repriced unexercised options.

The stock compensation expense of $1.7 million for the year ended December 31, 2001 reflects the movement in RRL's stock price from January 29, 2001, the date of the repricing until the end of the year for the repriced options.

Other Costs and Expenses

Other expenses mainly comprise operational and other expenses associated with the care and maintenance of Syama. These costs and expenses for the year ended December 31, 2002 amounted to $1.4 million compared with $3.1 million for the year ended December 31, 2001.

Equity Income of Joint Venture

The equity income of Morila Limited decreased to $18.3 million for the year ended December 31, 2002, down from $32.5 million for the year ended December 31, 2001. The significant decrease is due to the fact that Morila has only been equity accounted for the first six months of fiscal 2002, as compared to a full year for fiscal 2001.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

Operations

Net cash utilized in operations was $0.2 million for the year ended December 31, 2003 as compared to net cash utilized of $9.6 million for the year ended December 31, 2002. The reduction of

$9.4 million resulted mainly from a reduction in exploration and corporate expenditure, due to RRL results having been equity accounted, and lower interest payments resulting from a reduction in debt levels.

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

Investing

Net cash provided by investing activities was $10.5 million in the year ended December 31, 2003 as compared to net cash provided of $11.7 million in the year ended December 31, 2002. Net cash provided by investing activities in 2003 included proceeds from the sale of listed investments of $23.8 million and proceeds from the sale of RRL shares of $46.2 million. During 2003, listed investments of $36.2 million were acquired and loans of $17.1 million were extended.

Net cash provided by investing activities was $11.3 million in the year ended December 31, 2002 as compared to net cash provided of $21.7 million in the year ended December 31, 2001. Net cash provided by investing activities in 2002 included dividends received from Morila of $9.4 million as well as the proceeds from the sale of listed investment of $5.4 million, partially offset by the elimination from the balance sheet of cash of $3.0 million held by RRL on becoming an associate.

Financing

Net cash utilized in financing activities in the year ended December 31, 2003 was $11.3 million as compared to $4.4 million in the year ended December 31, 2002. The net cash utilized in financing activities in the year ended December 31, 2003 consisted mainly of the repayment of debt of $9.5 million.

Net cash utilized in financing activities in the year ended December 31, 2002 was $4.4 million as compared to $51.3 million utilized in the year ended December 31, 2001. The decrease in cash utilized is the result of higher cash outflows in the year ended December 31, 2001 associated with the outside shareholders portion of the share buyback concluded by RRL during September 2001, the repayment of the $48 million bond and the $15 million Syama project loan, which were offset by RRL raising $33.0 million by way of a syndicated loan and revolving credit facility and by our obtaining a short term loan of $6 million from ABSA. During the year ended December 31, 2002, financing activities comprised the exercise of employee stock options of $2.1 million and the repayment of $2.1 million of RRL's syndicated loan prior to it becoming an associate, and the repayment of $4.7 million of the ABSA short term loan.

Credit and Loan Facilities

In 2002, RRL negotiated but did not implement a new revolving $20 million credit facility for general working capital and acquisition purposes with the same consortium of lenders. In view of the significant cash being generated by RRL's operations, the revolving credit facility was never used and the facility was cancelled in April 2003.

In September 2001, we obtained a R70 million ($5.8 million) one year loan from ABSA Bank. The loan bore interest at the South African prime overdraft rate, or prime, for an initial six month period which ended on March 28, 2002 and at prime plus two percent for the six months thereafter. During the year ended December 31, 2002 the terms of the agreement were renegotiated. The period of the loan was extended to September 30, 2003 and the interest rate changed to the prime rate for the full period of the loan. In March 2002, R30 million ($2.9 million) of the capital amount of the loan was repaid. This was funded by the sale of 1.5 million ordinary shares of DRD. In September 2002, a further R10 million ($1 million) was repaid, leaving an outstanding balance of R30 million ($3.5 million), collaterized by 7,360,000 RRL shares, at the end of fiscal 2002. In March 2003, we repaid an additional R10 million ($1.2 million) on the loan, and the balance of R20 million ($2.3 million) was settled at the end of June 2003. The March 2003 repayment was funded from the proceeds of employee share options exercised. The final settlement in June 2003 was paid from the proceeds of the sale of 1 million of RRL shares.

On April 7, 2000, RRL concluded a $90 million loan with a consortium of financial lenders led by NM Rothschild for the development of Morila. This loan is referred to as the Morila Loan. The loan bears interest at U.S. three month LIBOR plus 2% per annum. At December 31, 2003, the interest rate on this loan was 3.29%. The loan is scheduled to be repaid over 5 years with the first payment having been made on June 30, 2001, and is collateralized by the assets of Morila. Also, RRL has pledged its interest in Morila Limited and related assets and the Morila joint venture has pledged its interest in Morila and related assets to secure Morila's obligations under the Morila Loan Agreement. In addition to the periodic payments of principal, Morila is required to make interest payments at periodic intervals.

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

RRL's attributable share of the Morila Loan at December 31, 2003 amounted to $7.2 million. It is non-recourse to RRL.

During the year ended December 31, 2000, Morila entered into a finance lease for five Rolls-Royce generators under the terms of a Deferred Terms Agreement between us and Rolls-Royce. The lease is repayable over ten years commencing April 1, 2000 and bears interest at a variable rate of approximately 15.55% per annum as of December 31, 2003. RRL's attributable share of this finance lease amounted to $6.8 million at December 31, 2003. Together with AngloGold, RRL have guaranteed the repayment of the lease.

Somisy and Randgold Resources Mali SARL (RRL's subsidiaries), have a Communauté Financière Africaine franc denominated, uncollateralized overdraft facility of approximately $1.6 million with Banque de Développement du Mali bearing interest at a fixed interest rate of 10.25% per annum. The full facility was utilized at December 31, 2003.

Somilo SA has an uncollateralized $0.9 million loan with the Bureau de Recherches Gèologiques et Miniéres, originating from the purchase of BHP Minerals Mali in 1996, which bears interest at the base rate of the Central Bank of Western African States rate plus 2% per annum, which is being deferred. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. At December 31, 2003, the interest rate on this loan was 7%.

On August 28, 2002, the Syama hedge transactions were closed through a cancellation agreement with NM Rothschild. On that date, RRL agreed to buy gold call options to offset existing positions with NM Rothschild comprised of 148,500 ounces at $353/ounce at a cost of $1,805,760. In lieu of the existing premium, NM Rothschild agreed to lend RRL that amount on a pre-agreed payment schedule requiring RRL to repay the loan monthly through the 2004 fiscal year. This loan bears interest at the relevant interbank rate plus 3%, which equated to an average rate of 4.37% at December 31, 2003.

Morila also has a finance lease with Air Liquide relating to three oxygen generating units. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which at December 31, 2003 stood at approximately 17%.

Somilo SA also has a $0.5 million loan from the Government of Mali. This loan is uncollateralized and bears interest at the base rate of the Central Bank of West African States plus 2% per annum. This loan is repayable from cash flows of the Loulo mine after the repayment of all other loans. At December 31, 2003, the interest rate on this loan was 7%.

As part of the financing of the development of the Loulo mine, RRL has engaged NM Rothschild and Société Généralé to arrange a $60 million project finance package for Somilo SA. The loan will be subject to completion of due diligence and the signing of formal loan agreements.

Capital Expenditures

Capital expenditure for the year ended December 31, 2003, amounted to $66,000 spent on vehicles and office equipment and $5.2 million paid for the mineral rights of the Rotifunk mineral sands project. This was funded from internal cash resources.

Capital expenditure for the year ended December 31, 2002, amounted to $0.2 million, substantially all of which was spent on vehicles and office equipment. This was funded from internal cash resources.

The capital expenditure for the year ended December 31, 2001 amounted to $4.9 million, substantially all of which was spent on the Syama power station. This expenditure was funded from internal cash resources.

Capital expenditure for the period ended June 30, 2004 amounted to $16.8 million spent on various alluvial diamond prospecting and mining licenses, together with mining equipment and movable assets in Angola, which was funded through the issuance of ordinary shares.

No other significant capital expenditures are currently planned for the six months ending December 31, 2004.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments consist primarily of credit facilities, as described above. The related obligations as at December 31, 2003 are set out below:

	1 Year	After 5 Years	Total
	($'000)
Obligations
Provision for post-retirement benefits	—	8,757	8,757
	—	8,757	8,757

Contractual Obligations of RRL/Equity Accounted Investment

During July 2002, our equity interest in RRL decreased from 59% to 48%, as a result of RRL's initial public offering of 5,000,000 of its ordinary shares. Subsequent to this initial public offering by RRL, we accounted for our interest in RRL using the equity method, under which our share of the net assets of RRL is recorded as a single line item, "Investment in associate" on our consolidated balance sheet. Accordingly, our consolidated balance sheet does not reflect any obligations that RRL has to third parties. During the year ended December 31, 2003 we reduced our investment in RRL to approximately 37%. We have applied to SARB to reduce our required ownership in RRL to below 36%. This application is still pending. However, we have since reduced our percentage ownership in RRL to approximately 31%.

We expect that RRL will generate sufficient cash flows from its operations to meet these obligations. RRL's contractual obligations and commercial commitments consist primarily of credit facilities, as described above.

Working Capital

Management believes that our working capital resources generated through internal sources, the sale of investments and banking facilities are sufficient to fund our currently foreseeable future business requirements.

Critical Accounting Principles

Our critical accounting principles are more fully described in note 2 to our consolidated financial statements. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance.

Accounting for Associates

We account for our investment in RRL under the equity method, as we exercise significant influence over the financial and operating policies of RRL. Should our investment in RRL decrease in subsequent periods to a level at which we are unable to exercise significant influence over the financial and operating policies of RRL, or our appointees to the RRL board be replaced, we will be unable to apply the equity method of accounting for our investment in RRL. We will then be required to account for our investment in RRL by reference to the fair value of RRL, with changes in the fair value of RRL reflected in either income or comprehensive income, dependant upon our designation of our investment in RRL as a trading security or an available-for-sale investment. Dilution gains related to the issuance of RRL stock are accounted for through other comprehensive income, instead of through the income statement.

Deferred Taxation

When determining deferred taxation, management makes estimates as to the future recoverability of deferred tax assets. If management determines that a deferred tax asset will not be realized, a valuation allowance is recorded for that portion of the deferred tax asset which is not considered more likely than not recoverable. These determinations are based on the projected realization of tax allowances and tax losses. In the event that these assets are not realized, an adjustment to the valuation allowance would be required, which would be charged to income in the period that the determination was made. Likewise, should management determine that we would be able to realize tax assets in the future in excess of the recorded amount, through the review of our management accounts, an adjustment to reduce the valuation allowance would be recorded generally as a credit to income in the period that the determination is made.

Employee Benefits

Management's determination of our obligation and expense for post-retirement health care liabilities depends on the selection of certain assumptions used by actuaries to calculate the amounts. These assumptions are described in note 15 to our consolidated financial statements and include amongst others, the discount rate, and the expected long term rate of return on plan assets, health care inflation costs and rates of increase in compensation costs. Actual results that differ from management's assumptions are accumulated and charged over future periods, which will generally affect our recognized expense and recorded obligations. While management believes that these assumptions are appropriate, significant changes in the assumptions may materially affect our post-retirement health care obligations as well as future expenses, which will result in an impact on income in the periods that the changes in assumptions occur.

The following is a summary of RRL's critical accounting principles, which management believes have a direct impact on our financial statements as RRL is our significant asset. RRL's financial information has been prepared in accordance with International Financial Reporting Standards.

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

Valuation of Long-Lived Assets

Management annually reviews the carrying value of our long-lived mining assets to determine whether their carrying values, as recorded in our consolidated financial statements, are appropriate. In determining if the asset can be recovered, we compare the value in use amount to the carrying amount. If the carrying amount exceeds the value in use amount, we will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project.

These reviews are based on projections of anticipated future cash flows to be generated by utilizing the long-lived assets. While management believes that these estimates of future cash flows are reasonable, different assumptions regarding projected gold prices and production costs could materially affect the anticipated cash flows to be generated by the long-lived assets. In addition, other factors that management can control may turn out differently than projected and could have an effect on the determination of the value in use amount.

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

Joint Venture Accounting

RRL accounts for its investment in joint ventures under the benchmark treatment for joint ventures, which involves the incorporation of its proportionate share of the joint ventures' assets, liabilities, income expenses and cash flows and which are incorporated in the consolidated financial statements under appropriate headings. Should this method of accounting not be permitted in the future, the results of each joint venture would need to be equity accounted. This would require the recognition in the income statement, on a separate line, of RRL's share of the joint ventures' profit or loss for the year. RRL's interest in the associate would be carried on the balance sheet at an amount which would reflect its share of the net assets of the joint venture.

This would result in a presentation of our balance sheet and income statement that differs significantly from the current presentation, but would have no impact on our net income or our net asset value.

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

If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the Morila mine, resulting in lower earnings in future periods. Therefore, deferred stripping can be defined as a cost smoothing method whereby waste stripping costs are recognized pro rata in earnings over the life of a mine.

Recent Accounting Pronouncements

U.S. GAAP

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

FAS 149:

•	Amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities;

•	Amends FAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to FAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative; and

•	Is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30. The guidance is to be applied prospectively.

Generally, FAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)." In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes." The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

The IASB has reissued many International Financial Reporting Standards and announced several new standards. We are considering what impact these standards will have on us.

FASB Staff Position (FSP), which amends FASB Statements No. 141, Business Combinations, and No. 142,Goodwill and Other Intangible Assets.

At the March 17-18, 2004 FASB Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on EITF Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets," that mineral rights, as defined in the issue, are tangible assets. There is an inconsistency between this consensus that mineral rights are tangible assets and the characterization of mineral rights as intangible assets in Statements 141 and 142. This FSP amends Statement 141 and Statement 142 to address that inconsistency.

The guidance in this FSP shall be applied to the first reporting period beginning after April 29, 2004. If the guidance in this FSP results in the recharacterization of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortization or depreciation of the asset shall be accounted for prospectively. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (Revised 2003)

On January 17, 2003, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46, (FIN 46 or the "Interpretation"), Consolidation of Variable Interest Entities. FIN 46 was intended to provide guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements (or other existing authoritative guidance) or, alternatively, (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. However, the guidance contained in FIN 46 for making such a determination resulted in many more questions than it did answers. As a result in July 2003, the FASB added a limited-scope project to its agenda to modify FIN 46. In December 2003, the FASB released a revised version of FIN 46 (hereafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46.

The variable interest model of FIN 46R was only slightly modified from that contained in FIN 46. The variable interest model looks to identify the "primary beneficiary" (PB) of a variable interest entity (VIE). The PB is the party that is exposed to the majority of the risk or stands to benefit the most from the VIE's activities. A VIE would be required to be consolidated if either of the following conditions are met:

1.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

2.	The equity investors lack any one of the following three characteristics of a controlling financial interest:

•	The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity.

•	The obligation to absorb the expected losses of the entity.

•	The right to receive the expected residual returns of the entity.

FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003 (i.e., as of December 31, 2003 for an entity with a calendar year-end). All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. FIN 46R will be applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004.

FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)

On December 23, 2003 the Financial Accounting Standards Board (FASB or the "Board") released revised FASB Statement No. 132 (FAS 132) Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. Some of the required disclosures include:

•	Plan assets by category (i.e., debt, equity, real estate)

•	Investment policies and strategies

•	Target allocation percentages or target ranges for plan asset categories

•	Projections of future benefit payments

•	Estimates of future contributions to fund pension and other postretirement benefit plans

•	Interim disclosures of items such as (1) net periodic benefit cost recognized during the period, including service cost, interest cost, expected return on plan assets, prior service cost, and gain/loss due to settlement or curtailment and (2) employer contributions paid and expected to be paid, if significantly revised from the amounts previously disclosed.

The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003 (for calendar year companies, this means in their 2003 year-end financial statements) and for quarters beginning after December 15, 2003, unless otherwise stated in the standard. The standard is effective for nonpublic entities for fiscal years ending after June 15, 2004.

Issue 04-03, Mineral Assets: Impairment and Business Combinations (Date Discussed: March 2004)

SEC Securities Act Industry Guide No. 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. Possible' reserves are estimated reserves that are less well established than proven and probable reserves. FASB Statement No. 89, Financial Reporting and Changing Prices, provides less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with possible' mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchase business combination.

In March 2004, the Task Force reached a consensus that the value attributable to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the Task Force reached a consensus that the value attributable to VBPP and the effects of anticipated fluctuations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144.

We are considering what impact these standards will have on us.

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

Gold Market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in U.S. dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry (which accounts for 85% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

Historically, gold has been used as a store of value because it tends to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Therefore, large quantities of gold in relation to annual mine production are held for this purpose. This has meant that, historically, the potential total supply of gold has been far greater than annual demand. Thus, while current supply and demand plays some part in determining the price of gold, this does not occur to the same extent as for other commodities.

Instead, gold prices have been significantly affected, from time to time, by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation and currency devaluation, gold has traditionally been seen as refuge, leading to increased purchases of gold and a support for the price of gold.

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

In 2000, the introduction of the euro removed the German Deutschmark as one of the traditional reserve currency alternatives. The euro steadily devalued after its introduction and has traded in a range of ± 10% below its opening value against the dollar. However, this position has begun to change with the euro appreciating against the dollar during 2003.

Changes in exchange rates against the U.S. dollar affect levels of demand for gold in other countries. In South East Asia, for example, during the mid-1990's strong local currencies encouraged a robust demand for gold on the back of low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against U.S. dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of gold ensued in the region. Recoveries in Asian currencies post-1999 saw a resumption in earlier levels of gold demand in the region as local prices of gold declined with stronger local currencies.

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

While political and economic crises can affect the gold prices either positively or negatively, neither effect is inevitable. As a recent illustration of this uncertain effect, in 1998, despite negative sentiments caused by the Russian financial crisis, and ensuing corrections in the capital markets world-wide, the price of gold remained stable. In contrast, economic uncertainty and the threat of war on Iraq resulted in a rapid increase in the price of gold towards the end of 2002.

In 2003, the gold price strengthened particularly in the last six months. This was largely in response to the U.S. dollar weakening against a number of currencies highlighting gold's monetary role. The practice of producers selling gold forward decreased greatly in this period, which also had a positive impact on the gold price.

The volatility of gold prices is illustrated in the following table, which shows the annual high, low and average of the afternoon London Bullion Market fixing price of gold in U.S. dollars for the past ten years. On December 31, 2003, the afternoon fixing price of gold on the London Bullion Market was $416 per ounce.

	Price Per Ounce ($)
Year	High	Low	Average
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	313	273	294
1999	326	253	279
2000	313	264	279
2001	293	256	271
2002	349	278	310
2003	416	320	363

Item 6.    Directors, Senior Management and Employees

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of May 31, 2004:

Name	Age	Position
Executive Directors
R.B. Kebble	40	Chief Executive Officer
H.C. Buitendag	56	Financial Director
G.T. Miller	42	Director

Non-Executive Directors
R.A.R. Kebble	64	Chairman
D. Ashworth	60	Director
M.B. Madumise	39	Director
L.R. Ncwana	27	Director
A.C. Nissen	45	Director

Executive Officers
E. Oosthuizen	30	Financial Manager
J. Berry	53	Legal Manager

As of May 31, 2004, the following changes have occurred to our board of directors and executive officers:

Name	Date
Resignations
G. Fischer	July 24, 2003

Appointments
R.B. Kebble	July 24, 2003
G. T. Miller	November 18, 2003
M.B. Madumise	July 24, 2003
L.R. Ncwana	July 24, 2003
A.C. Nissen	July 24, 2003
E. Oosthuizen	July 1, 2003

The business experience of each of the directors and executive officers is as follows:

Roger Ainsley Ralph Kebble: Appointed as a Director in August 1994 and Chairman in March 1998. He has 16 years' experience in the mining industry followed by 18 years in allied industries in the private sector. Mr. Kebble is currently the Chairman of RRL, JCI, and Stilfontein Gold Mining Company. He is also a non-executive director of Western Areas. Effective June 30, 2002, Mr. Kebble resigned as Deputy Chairman of DRD. RRL is registered in Jersey, Channel Islands and listed on the London Stock Exchange and the other companies are public companies in South Africa.

David Ashworth: CA (S.A.): Mr. Ashworth is a chartered accountant with 25 years' experience in the mining industry. He served as financial executive with the Rand Mines Group and was appointed as a director in 1992. He was also the finance director of RRL until his retirement in 2002.

Hendrik Christoffel Buitendag: B. Com, CA (S.A.): Mr. Buitendag is a chartered accountant and was appointed as a director in March 2000 and was appointed as Financial Director on November 18, 2003. He is a director of various companies including Matodzi Resources Limited, Stilfontein Gold Mining Company Limited, Simmer and Jack Mines Limited, JCI Limited Rand Lease Properties Ltd., Consolidated Mining Management Services Ltd., Continental Goldfields Ltd. and Letseng Diamonds.

Roger Brett Kebble: BA (Pol Sci) (UCT), BA LLB (UCT): Mr. Kebble was appointed as a director in July 2003. He is a director of various companies including JCI Limited, Matodzi Resources Limited, Western Areas and Stilfontein Gold Mining Company Limited.

Mosehoa Brenda Madumise: BProc LLB, MBA, Dip. International Trade Law. Ms. Madumise was appointed as a director in July 2003. She is a non-practicing advocate with vast business experience and also a director of a number of private companies including Khomelela (Proprietary) Limited.

Gordon Trevlyn Miller: NHD Metalliferous Mining, PMD (UCT), SMP (Henley). Mr. Miller was appointed as a director in November 2003. Mr. Miller has had 22 years' experience in the gold mining industry having occupied senior executive positions in several companies. He is a member of the South African Institute of Mining and Metallurgy and is a former vice-president of Placer Dome Inc., where he held executive positions in Canada and Western Australia. He is also a director of Minrico Limited, Stilfontein Gold Mining Company Limited and Western Areas.

Lunga Raymond Ncwana: Mr. Ncwana was appointed as a director in July 2003. He is a former ANC Youth League official where he served until 1999. Since then he has played a key role in various Black Empowerment transactions, including the acquisition of 70% of a financial services company, Tradek (Proprietary) Limited, by Tlotlisa Financial Services Limited which in turn acquired a 90% stake in PSG Appelton Asset Management and 100% of Lyons Financial Solutions Holdings Limited. He is currently chief executive officer of Itsuseng Holdings and is a director of Tlotlisa Financial Services (Pty) Ltd., Matodzi Engineering, Equitant Trading (Pty) Ltd., and Phikoloso Mining (Pty) Ltd.

Andrew Christoffel Nissen: BA (Hons), MA (Humanities) (UCT), Dip Theology (Pietermaritzburg): Mr. Nissen was appointed as a director in July 2003. He is currently the chief executive officer of Umoya Fishing (Proprietary) Limited and also holds positions as chairman of Sea Harvest Corporation Limited, South African Maritime Safety Authority, Namfish (Proprietary) Limited and Boschendal (Proprietary) Limited. He is a director of Tygerbrands Limited, Inkgqubela Fisheries and Marine Development Corporation, Standard Bank SA Limited, Standard Bank Group Limited and Golden Arrow Bus Services. He served on various Cabinet committees under President Nelson Mandela and President Thabo Mbeki and also acted as deputy speaker of Provincial Parliament. He was awarded the Professional Management Review Golden Arrow Award for the Best Political Personality in 1998.

Emmerentia Oosthuizen was appointed as financial manager in July, 2003. Ms. Oosthuizen is a chartered accountant and was previously employed by the South African Revenue Service.

John Berry joined the Company on its creation in 1992 as in-house legal counsel, a position he had previously held at Rand Mines Limited. He was also legal counsel to RRL until April 2004. He holds a B.A., LLB and a LLM.

Mr. Haddon resigned as secretary on October 30, 2003 and Consolidated Mining Management Services Limited were appointed as secretaries on October 30, 2003.

Management of DRD has instituted legal proceedings alleging that while Mr. Kebble was chairman of DRD he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to DRD. Mr. R.A.R. Kebble has disputed the claims. The matter continues to be adjourned until the related criminal proceedings are finalized and no final date for a hearing has been set.

A criminal action, brought on November 12, 2002, is pending in the Specialiced Commercial Crime Court in Johannesburg against Mr. Kebble for an alleged contravention of Section 234 of the Companies Act No. 51 of 1973 and/or fraud, arising out of an alleged failure by Mr. Kebble, as a director of DRD to declare to DRD his interest in Skilled Labour Brokers CC and allegations that DRD received invoices from this corporation which were paid by DRD at a time when Mr. Kebble had an undisclosed interest in that entity. This matter is scheduled to go to trial in January 2005.

A criminal action, brought on December 6, 2002, is pending in the High Court of South Africa, Witwatersrand Local Division, against Western Areas, Mr. R. Brett Kebble, Mr. Hendrik C. Buitendag and Mr. Roger A.R. Kebble on charges of fraud.

The proceedings arise out of the proposed acquisition by Western Areas of JCI Gold Limited, CAM, Free State Development and Investment Corporation Limited, Barnato Exploration Limited and ourselves, towards the end of 1999. The action is still pending.

Public allegations have been made that while Mr. R.A.R. Kebble was chairman of DRD, the DRD board approved an invalid issue of no par value shares. At a shareholders' meeting of DRD held last year, the shareholders, by special resolution, resolved that the company would apply to the High Court of South Africa for validation of the share issue. DRD made this application and the High Court of South Africa validated the issuance. It has also been alleged that other companies of which Mr. R.A.R. Kebble is a director, not including us or RRL, may have benefited from these transactions. DRD has stated that it would consider legal action were there a reasonable prospect of success. No known formal proceedings have been instituted to date. Mr. R.A.R. Kebble and DRD have publicly reserved their rights on this matter.

Mr. R.A.R. Kebble is the father of Mr. R.B. Kebble. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which the director or executive officer was selected.

B.    COMPENSATION

During the year ended December 31, 2003, the aggregate cash compensation paid or payable to our directors and executive officers as a group, including all salaries, fees, commissions and bonuses was R5,749,110 ($858,076), all of which was paid to our directors. Our Articles of Association provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of non-executive directors. Our shareholders will be requested at the forthcoming annual general to approve the following fees:

•	Non-executive directors to receive a fee of R7,500 per meeting;

•	Members of the audit committee to receive R7,500 per meeting;

•	The chairman of the audit committee to receive R10,000 per meeting;

•	Members of the remuneration committee to receive R5,000 per meeting; and

•	The chairman of the remuneration committee to receive R6,000 per meeting.

During the year ended December 31, 2003, we did not contribute to our defined retirement benefits programs for these directors and officers. The following table sets forth the aggregate compensation for each of the directors. Mr. Ashworth is no longer a consultant to us or any of our subsidiaries.

	Basic Salary/Fees				Bonus		Total
Directors	December 31, 2003 (R)		December 31, 2002 (R)		December 31, 2003 (R)	December 31, 2002 (R)	December 31, 2003 (R)		December 31, 2002 (R)
H.C. Buitendag	67,500		17,000		—	—	67,500		17,000
R.B. Kebble	22,500		—		—	—	22,500		—
G.T. Miller	7,500		—		—	—	7,500		—
D. Ashworth	115,110	(1)	142,000	(2)	—	—	115,110	(1)	142,000	(2)
G. Fischer	30,000		16,000		—	—	30,000		16,000
R.A.R. Kebble	654,000		654,000		4,800,000	2,400,000	5,454,000		3,054,000
M.B. Madumise	22,500		—		—	—	22,500		—
L.R. Ncwana	22,500		—		—	—	22,500		—
A.C. Nissen	7,500		—		—	—	7,500		—
Total	949,110		829,000		4,800,000	2,400,000	5,749,110		3,229,000

(1)	Includes R45,000 in directors fees and R64,110 in consulting fees paid by us and R6,000 in consulting fees paid by our subsidiaries.

(2)	Includes R16,000 in directors fees paid by us and R126,000 paid by affiliated companies.

Mr. G. Fischer resigned from our board of directors on July 24, 2003. No executive directors have service contracts. Mr. R.A.R. Kebble has a consultancy agreement to serve as non-executive chairman at an annual fee of R654,000. Mr. R.A.R. Kebble has an indefinite term contract subject to 30-days' written notice and is entitled to a bonus dependent on the performance of our share price calculated on the basis of the closing price of the share on the JSE Securities Exchange on the last trading day of the period of 12 months in respect of which the bonus is calculated.

C.    BOARD PRACTICES

Board of Directors

Our board of directors may consist of not less than four, and as of the date hereof, consists of eight directors, including our external (non-executive) directors. We are continuing the process of re-constituting our board to meet the applicable requirements of director independence.

Director	Date of Appointment	Date of Expiration of Term	Number of Years Service
Executive
R.A.R. Kebble	March 5, 1998	June 24, 2007	8
H.C. Buitendag	January 5, 2000	August 28, 2005	4
R.B. Kebble	July 24, 2003	June 24, 2007	1
G.T. Miller	November 18, 2003	June 24, 2007	0.5

Non-Executive
D. Ashworth	January 5, 2000	June 24, 2007	4
M.B. Madumise	July 24, 2003	June 24, 2007	1
L.R. Ncwana	July 24, 2003	June 24, 2007	1
A.C. Nissen	July 24, 2003	June 24, 2007	1

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required by our Articles of Association and the South African Companies Act, 1991. All of our directors, except H.C. Buitendag, were re-elected for a three-year term at the annual general meeting held on June 24, 2004, as required by our Articles of Association.

Committees

Our board has formed an audit committee and a remuneration committee.

Audit Committee

The internal and external auditors have unrestricted access to our audit committee, which ensures that its independence is in no way impaired. Meetings are held regularly and are attended by the external and internal auditors and appropriate members of executive management. Our audit committee operates in accordance with written terms of reference confirmed by the board. The members of the audit committee are Ms. Madumise (Chairman), Messrs. Ashworth and Nissen.

We believe the Mr. Ashworth does not qualify as an independent director under the current rules of The Nasdaq Stock Market, Inc. applicable to us because of his service to RRL within the past three years. However, because of Mr. Ashworth's experience in financial and accounting matters, including his prior experience as a Financial Director of RRL, our Board has determined that his membership on the Audit Committee is in our best interest and in the best interest of our shareholders. Mr. Ashworth is no longer a consultant to us.

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

Remuneration Committee

The remuneration committee operates as a sub-committee to the board of directors. The members of the remuneration committee are Messrs. Ashworth, Ncwana, Nissen and Ms. Madumise.

The remuneration committee's primary role is to review, on behalf of the board, senior executive remuneration policy and the remuneration and other terms and conditions of employment of our executive directors.

D.    EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries and RRL but excluding Morila SA, by main categories of activity was as follows:

Randgold Resources Limited

At the end of each of the past three years, the breakdown of RRL employees, including its subsidiaries but excluding Morila S.A., by main categories of activity was as follows:

	Year Ended December 31,
Category of Activity	2003	2002	2001
Mining and related engineering	8	10	10
Processing and related engineering	7	10	10
Managementand technical	14	12	12
Exploration (1)	54	62	67
Administration (2)	21	26	39

(1)	In addition to the permanent employees outlined above, RRL employed 36 fixed term exploration employees in Senegal and 12 fixed term exploration employees in Tanzania.

(2)	Includes environmental, finance, human resources, purchasing, stores, general administration and mine village services department.

Randgold & Exploration Company Limited

	Year Ended December 31,
Category of Activity	2003	2002	2001
Mining and related engineering	1	10	10
Processing and related engineering	1	10	10
Management and technical	17	12	12
Exploration	11	62	67
Administration (1)	18	30	43

(1)	Includes environmental, finance, human resources, purchasing, stores, general administration and mine village services department.

E.    SHARE OWNERSHIP

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of May 31, 2004, the date as of which the information below is provided, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold & Exploration Company Limited, 28 Harrison Street, Johannesburg, South Africa.

	Shares Beneficially Owned
Holder	Number	Percentage
R.A.R. Kebble (1)	1,362,000	2.37%
D. Ashworth	—	—
H.C. Buitendag	1,000		*
G. Fischer (2)	—	—
R.B. Kebble	101,006		*
G.T. Miller	—	—
M.B. Madumise	—	—
L.R. Ncwana	—	—
A.C. Nissen	—	—
All directors and executive officers	1,464,006	3.40%

(1)	Does not include any shares owned by JCI or Western Areas. Mr. R.A.R. Kebble is currently our chairman and the chairman of JCI, which is a public company in South Africa. Mr. Kebble owns approximately 7.3% of the outstanding shares of JCI. On May 31, 2004, JCI held 12,527,869 of our ordinary shares.

(2)	Mr. G. Fischer resigned from our board of directors on July 24, 2003.

*	Indicates less than 1%.

Our executive officers do not, either individually or in the aggregate, own more than 1% of the outstanding ordinary shares.

Randgold (1993) Share Option Scheme

We operate a securities option plan, the Randgold (1993) Share Option Scheme, for our employees which have a total of 7,000,000 ordinary shares reserved for issuance thereunder. The exercise price of each option granted under the scheme is set at the closing market price of our ordinary shares on the JSE on the day before the date of grant. Each option remains in force for ten years after the date of grant, subject to the option scheme. Options granted under the scheme vest and become exercisable according to the following schedule: one-third of the options become exercisable two years from the original date of the option grant; a further third of the options become exercisable three years from the original date of the option grant; and the balance of the options become exercisable four years from the original date of the option grant.

Options to purchase a total of 203,384 ordinary shares were outstanding on June 30, 2004, of which no options to purchase ordinary shares were held by our current directors and officers as a group. The outstanding options are exercisable at purchase prices which range from R6.05 to R35.25 per share and have expiration dates which range from September 28, 2003 to December 17, 2008. Options to purchase ordinary shares held by our directors and executive were as follows:

Directors	Number of Options				Exercise Price (R)	Market Price at the Date of Exercise (R)	Date From Which Exercisable	Expiration Date
	At December 31, 2003	During the Period		At December 31, 2002
		Granted	Exercised
R.A.R. Kebble	86,600	—	86,600	—	12	12	08/01/96	07/31/06
R.A.R. Kebble	1,666	—	1,666	—	15	15	08/01/96	07/31/06
D. Ashworth	81,200	—	81,200	—	12.5	25.7	01/11/96	01/10/06

Item 7.    Major Shareholders and Related Party Transactions

A.    MAJOR SHAREHOLDERS

As of December 31, 2003, our issued share capital consisted of 55,280,785 ordinary shares with a par value of R0.01 per share. To our knowledge we are not, directly or indirectly owned or controlled by another corporation, any foreign government or other person. As of May 31, 2004, the following shareholders held 5% or more of our issued share capital:

Holder	Number of Ordinary Shares	% of Class
JCI Limited	12,527,869	21.77
Bank of New York – ADRs	17,797,807	30.92
Allan Gray Funds	5,655,672	9.83
Equitant Trading (Pty) Limited	3,142,000	5.46

As of May 31, 2004, there were 15 record holders of our ordinary shares in the United States, holding an aggregate of 4,900 ordinary shares or 0.01%.

As of May 31, 2004, there were 28 record holders of our ADRs in the United States, holding an aggregate of 17,663,979 ADRs or 32%.

B.    RELATED PARTY TRANSACTIONS

Related Party Transactions

Mr. R.A.R. Kebble, our chairman, is also the chairman of RRL and JCI and is a non-executive director of Western Areas. Mr. Buitendag is also a director of JCI, Consolidated Mining Management Services Limited and Continental Goldfields Limited. Mr. R.B. Kebble is a director of JCI and Western Areas. As of May 31, 2004 JCI owned 12,527,869, or approximately 21.77% of our ordinary shares.

On July 1, 2003 we entered into a loan agreement with JCI Limited whereby we loaned $4 million to JCI Limited. The loan took effect on July 1, 2003 for a period of six months and bears interest at a rate of one percent above the call rate that the Standard Bank of South Africa offers its corporate clients. The outstanding balance on this loan as of December 31, 2003 was $4.7 million. This loan was repaid in full on April 15, 2004.

During the year ended December 31, 2003, we repaid a loan of $1.1 million to Western Areas and a loan of $4.3 million to Consolidated Mining Management Services Limited, which is an indirect subsidiary of JCI.

On July 10, 2003, we converted a debt of $1.8 million owed to us by Continental Goldfields Limited arising from the sale of Transvaal Gold Mining and Estates Limited in 2000, to shares, acquiring 40 million Simmer and Jack Mines Limited shares. This represents approximately 18% of the issued ordinary share capital of that company.

On December 22, 2003, we acquired a 55.1% interest in Free State Development and Investment Corporation Limited, or FSD, which holds mineral and mining participation rights, certain of which are the subject of prospecting agreements with various mining companies, in exchange for 1,531,030 of our ordinary shares. JCI holds the other 44.9% interest in FSD. Through this acquisition, the Group obtained a loan owing by JCI of which $9 million was outstanding on December 31, 2003.

Services Agreement

Effective on October 1, 1997, we entered into a service agreement with RRL. Under the terms of the service agreement, we provided office accommodations, payroll administration and other services for RRL's staff in South Africa. This agreement was amended on April 1, 1999. On February 2, 2003, we entered into a new services agreement with RRL. At December 31, 2003, a net amount of $93,000 was payable to RRL.

This agreement has been canceled with effect from April 1, 2004 and we no longer provide services to RRL.

None of our directors, officers, controlling security holders or their relatives have any material interest, direct or indirect, in any transaction from the beginning of the last fiscal year up to June 30, 2004 or in any proposed transaction which has affected or will materially affect us, our investment interest or subsidiaries.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.    Financial Information

See Item 18.

Item 9.    The Offer and Listing

A.    OFFER AND LISTING DETAILS

The following table sets forth, for the periods indicated, the high and low sales of our ordinary shares as reported on the JSE and for our ADRs as reported by The Nasdaq Stock Market, Inc.

	Price Per Ordinary Share		Price Per ADR
Financial Period Ended	High (R)	Low (R)	High ($)	Low ($)
December 31, 2003	37.11	27.48	17.59	5.51
December 31, 2002	25.40	11.15	8.66	2.85
December 31, 2001	10.70	4.30	3.80	1.69
December 31, 2000	9.00	4.70	4.06	2.31
December 31, 1999	7.40	6.02	4.68	2.62
March 31, 1999	22.75	2.50	4.56	0.75

	Price Per Ordinary Share		Price Per ADR
Calendar Period	High (R)	Low (R)	High ($)	Low ($)
2004
First Quarter	30.47	28.96	14.21	11.20

2003
Fourth Quarter	33.38	32.39	16.31	13.11
Third Quarter	31.84	30.68	14.11	11.24
Second Quarter	38.80	24.50	14.45	10.00
First Quarter	38.90	22.35	13.55	8.51

	Price Per Ordinary Share		Price Per ADR
Calendar Period	High (R)	Low (R)	High ($)	Low ($)
2002
Fourth Quarter	24.60	14.20	8.66	4.03
Third Quarter	20.00	13.30	5.75	3.50
Second Quarter	25.40	12.50	7.38	3.50
First Quarter	15.55	10.70	4.20	2.85

2001
Fourth Quarter	10.70	7.50	2.95	2.40
Third Quarter	9.75	7.50	3.65	2.74
Second Quarter	10.00	6.10	3.80	2.12
First Quarter	7.00	4.30	2.93	1.71

	Price Per Ordinary Share		Price Per ADR
Calendar Month	High (R)	Low (R)	High ($)	Low ($)
2004
June	20.51	16.10	3.34	2.42
May	19.70	18.85	3.32	2.25

	Price Per Ordinary Share		Price Per ADR
Financial Period Ended	High (R)	Low (R)	High ($)	Low ($)
April	22.16	21.16	12.08	7.42
March	25.76	25.02	12.15	10.70
February	27.99	27.10	13.15	10.75

2003
December	35.37	34.40	17.59	14.70

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ordinary shares are listed on the JSE, which currently constitutes the principal non-United States trading market for those shares, under the symbol RNG. Since March 1997, our American Depositary Shares have traded in the United States on Nasdaq under the trading symbol RANGY in the form of American Depositary Receipts. The American Depositary Receipts are issued by The Bank of New York, as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

Item 10.    Additional Information

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

New Articles of Association were adopted at the annual general meeting of shareholders held on June 24, 2004. The new Articles of Association were adopted in order to enable us to make use of certain dispensations and/or cause us to comply with certain changes to the South African Companies Act and the JSE Listing Requirements.

(1)    We are registered under the South African Companies Act under registration number 1992/005642/06. Our authorized share capital is R750,000, divided into 75,000,000 of R0.01 each, of which 63,253,785 were issued as of June 30, 2004 and 11,746,215 were available for issue. None of our shares have any redemption rights.

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

(b)    Directors are entitled to such compensation as may be determined from time to time in a general meeting or by a quorum of disinterested directors, except that any director holding office for less than one year shall only be entitled to such remuneration in proportion to the period during which he has held office during the year.

(c)    We may create and issue secured or unsecured debentures and subject to the listings requirements of any stock exchange on which the shares of any holding company of ours are listed or quoted and to any regulations from time to time made by us in general meeting, the directors may raise or borrow from time to time for our purposes or secure the payment of such sums as they see fit and may secure the repayment or payment of any such sums by bond, mortgage or charge upon all or any of our property or assets or by the issue of debentures or otherwise as they see fit, and may make such regulations regarding the transfer of debentures, the issuing of certificates therefor and all such other matters incidental to debentures as they see fit, provided that no special privileges as to allotment of shares, attending and voting at general meetings, appointment of directors or otherwise, shall be given to the holders of debentures without approval of a majority of votes cast at a general meeting.

(d)    There is no age limit for directors.

(e)    Directors are not required to hold any shares to qualify them for appointment as directors.

(f)    Each director is entitled to one vote.

(3)    Rights attaching to Shares.

(a)    At a general meeting or the directors may from time to time declare a dividend to be paid to shareholders according to their respective rights and interest in proportion to the number of shares held by them in each class on which the dividend is payable. However, if any share is issued on terms providing that it shall have any preference with regard to dividends as from a particular date or for all dividends declared after a particular date, such share shall rank accordingly. No larger dividend shall be declared in a general meeting than is recommended by the directors, however, we may, in a general meeting, declare a smaller dividend. All unclaimed dividends may be invested or otherwise made use of by the directors for our benefit until claimed. Any dividend remaining unclaimed for a period of twelve (12) years from the date of declaration thereof may be declared by the directors to be forfeited to us.

(b)    Subject to any special terms as to voting granted to any shares, at a general meeting, every shareholder present in person or by proxy and entitled to vote shall have one vote and, upon a poll, every member present in person or by proxy and entitled to vote shall have one vote for every share held by him.

(c)    Any corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any general meeting or at any meeting of holders of any class of shares, as provided by Section 188 of the South African Companies Act and such representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual. The directors may, but shall not be obliged to, require proof to their satisfaction of the appointment or authority of such representative to act.

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

(4)    Variation of Rights.

(a)    We may vary the rights of shareholders by way of either:

—	authorized or ratified in writing by the holders of at least three-fourths of the nominal amount of the issued shares of that class; or

—	confirmed by resolution passed at a separate general meeting of the holders of the shares of that class, subject to the provisions of the Section 199 of the South African Companies Act and the provisions pertaining to general meetings except that a quorum shall be two members at least holding or representing by proxy not less than one-third of the nominal amount of the issued shares of that class, unless that class has only one member, in which case it shall be such member.

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

C.    MATERIAL CONTRACTS

A brief summary of material contracts entered into by us, other than in the ordinary course of business, during the last two years follows:

1.    Joint Venture Agreement between Randgold & Exploration Company Limited and Eurasia Mining plc, dated October 18, 2002.

This agreement gives Eurasia Mining plc the right to prospect for platinum group metals on the Doornbosch farm in the eastern limb of the Bushveld complex in Mpumalanga, South Africa. The agreement gives Eurasia the opportunity to earn up to 75% in the project through conducting exploration up to the bankable feasibility study stage and the payment of a total of $810,000 and R412,500. The durations of the agreement is 18 months commencing from the date a prospecting permit is issued.

2.    Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation D'Energie De Syama S.A., Societe des Mines De Syama S.A., Randgold Resources Limited and Randgold & Exploration Company Limited, dated December 16, 2002.

We entered into this settlement agreement with RRL, Somisy, Rolls-Royce, Syama Power Sales Limited, or SYPPS, and Operation d'Energie de Syama S.A. regarding our outstanding litigation relating to a contract for the supply of power generating equipment to the Syama gold mine. As a result of this agreement, all parties have withdrawn their claims. Under this agreement, we, Somisy and RRL agreed to pay SYPPS a total amount of $5.3 million in three installments. Resolute assumed the outstanding balance of this settlement when it acquired the Syama mine.

3.    Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.

Under this agreement, we will provide RRL with certain identified services provided or sourced from South Africa at cost plus a mark up. The agreement was cancelled with effect from April 1, 2004.

4.    Sale Agreement, dated June 20, 2003 from Platgold Pacific NL, Hazcare Pty Ltd. and Randgold & Exploration Company Limited.

Under this agreement, we purchased the mining rights for the Rotifunk mineral sands project to mine for rutile, ilmenite and zircon in Sierra Leone for $5.2 million which was paid in cash.

5.    Agreement between Randgold & Exploration Company Limited and Notable Holdings (Pty) Limited dated July 22, 2003.

Under this agreement, Notable Holdings (Pty) Ltd settled its script lending obligation with us through a cash payment of R27 million to be paid by no later than June 30, 2004 and the transfer of 660,000 Western Areas shares to us. However, the repayment date has been verbally extended to December 31, 2004. An amendment reflecting this extension has not yet been executed.

6.    Agreement between Randgold & Exploration Company Limited and Kemonshey Holdings Limited on July 22, 2003.

Under this agreement, we settled the script lending agreement which we had entered into with Kemonshey Holdings Limited dated March 28, 2003, by transferring 3.3 million ordinary shares of Western Areas to Kemonshey Holdings Limited.

7.    Sale of Shares Agreement, dated July 28, 2003, amongst Randgold & Exploration Company Limited, Equitant Trading (Proprietary) Limited and Phikoloso Mining (Proprietary) Limited.

Under this agreement, we purchased all of the issued share capital and all of the shareholder claims on loan accounts of Viking Pony Properties 359 (Pty) Ltd from Phikoloso in exchange for 8.8 million new shares, representing 16.4% of our share capital at that time.

8.    Agreement between Randgold & Exploration Company Limited and Continental Goldfields Limited, dated December 11, 2003.

Under this agreement Continental Goldfields Limited settled a debt of R13,831,461 owed to us through the transfer to us of 40,000,000 ordinary shares of Simmer and Jack Limited.

9.    Agreement made and entered into by and between Randgold & Exploration Company Limited and Masupatsela Investment Holdings (Pty) Limited, dated December 30, 2003.

Under the terms of this agreement, we loaned MIH $11.91 million. This amount was originally scheduled to be repaid on or before June 30, 2004. However, the repayment date has been verbally extended to December 31, 2004. An amendment reflecting the extension has not yet been executed. The loan bears interest at the prime rate charged by The Standard Bank of South Africa plus 0.5% calculated on the daily balance outstanding and capitalized monthly in arrears. MIH has pledged 104 million ordinary shares of JCI Limited as security for the loan.

10.    Call Option Agreement by Lunda Sul Holdings (Proprietary) Limited in favour of Randgold & Exploration Company Limited in respect of Lunda Alluvial Operations (Pty) Ltd dated January 5, 2004.

Under this agreement, we obtained an option to purchase 100% of the issued and outstanding shares of Lunda Alluvial Operations (Pty) Ltd, or Lunda. Lunda holds 100% of the issued shares of Refraction Investments (Pty) Limited which in turn holds 70% of the issues shares of Luembe Mining (Pty) Limited, or Luembe. Luembe holds diamond mining rights in Angola. We exercised this call option on March 30, 2004 and we issued 2.268 million of our ordinary shares to Lunda Sul Holdings (Pty) Ltd. to acquire the above companies.

11.    Mineral Rights Agreement between Randgold & Exploration Company Limited and Minrico Limited, dated February 22, 2004.

Under this agreement, we granted our subsidiary Minrico the right to market, manage and turn to account our mineral right holdings in South Africa, in anticipation of the coming into effect of the Mineral and Petroleum Resources Development Act.

12.    Subscription and Option Agreement between Randgold & Exploration Company Limited and The Afrikander Lease Limited, dated February 26, 2004.

We entered into an agreement with Aflease in terms of which for a total consideration of R82.5 million we will subscribe for 24 million Aflease shares, and receive a three-year American option to subscribe for a further 24 million Aflease shares at R5 each ("the initial subscription"). After a period of 18 months from the initial subscription, we will be entitled, for a further consideration of R88.5 million, to subscribe for a second tranche of 24 million Aflease shares and to receive another three-year American option to subscribe for a further 24 million Aflease shares at R5 each. We undertook to provide Aflease with a short-term loan of R15 million, bearing interest at the prime rate charged by The Standard Bank of South Africa plus 1.5%, repayable in cash on the earlier of our first subscription or June 30, 2004. In terms of an Addendum to this agreement a further amount of R15 million was lent to Aflease under the same conditions as the principal loan.

13.    Heads of Prospecting Agreement between Randgold & Exploration Company Limited and De Beers Consolidated Mines Limited dated April 30, 2004.

This agreement gives De Beers the right to prospect on 99 of our farms representing a total of 267,000 hectares until December 30, 2004 at which stage De Beers must elect whether to apply for prospecting permits over any of these farms. In return, De Beers pays us R267,000 and will pay additional amounts for the farms chosen for further prospecting work. We have the right to subscribe for 25% of any mine bought to production on any of these 99 farms.

14.    Underwriting Agreement made and entered into by and between Randgold & Exploration Company Limited and The Afrikander Lease Limited dated May 13, 2004.

Under this agreement, we agreed to purchase any shortfall in the subscription of Aflease shares by its shareholders in connection with its recently announced rights offer, on the same terms as those offered to all other shareholders.

15.    Sale of Mining Rights Agreement by Koketso Angola Joint Venture and Randgold & Exploration Company Limited.

16.    Sale of Mining Rights Agreement by Masupatsela Angola Mining Ventures (Proprietary) Limited and Randgold & Exploration Company Limited.

17.    Sale of Rights Agreement by Quantum African Mining (Proprietary) Limited and Randgold & Exploration Company Limited.

18.    Equipment Sale Agreement by Trans Benguela Logistics (Proprietary) Limited and Randgold & Exploration Company Limited.

In June 2004 we entered into the above agreements to acquire various alluvial diamond prospecting and mining licences, together with mining equipment and assets in Angola from the following entities:

•	The Koketso Angola Joint Venture, or Koketso. Under this agreement we acquired a 24% interest in the Luxinge alluvial diamond mining license situated in the Luande Norte province of Angola from Koketso in exchange for 1,319,000 of our ordinary shares;

•	Masupatsela Angola Mining Ventures (Pty) Ltd, or Masupatsela. Under this agreement we acquired a 20% interest in the Dando Kwanza alluvial prospecting concession situated in the Bie province of central Angola in exchange for 1,492,000 of our ordinary shares;

•	Quantum African Mining (Pty) Ltd, or Quantum. Under this agreement we acquired a 20% interest in the Somba Sul alluvial diamond prospecting concession situated in the Lunda Sol province of Angola in exchange for 1,373,000 of our ordinary shares; and

•	Trans Benguela Logistics (Pty) Ltd, or Benguela. Under this agreement we acquired mining equipment and assets from Benguela in exchange for 1,506,000 ordinary shares.

The shares for these acquisitions have been issued.

19.    Consortium Sale Agreement amongst Tawny Eagle Holdings (Proprietary) Limited and Anglo South Africa Capital (Proprietary) Limited and Chestnut Hill Investments 60 (Proprietary) Limited and Randgold & Exploration Company Limited.

Under the terms of this agreement, Anglo South Africa Capital (Proprietary) Limited, or Anglo South Africa, sold to Chestnut Hill Investments 60 (Pty) Ltd., or Chestnut, 13,738,507 ordinary shares of WAL at a price of R37.50 per share for a total consideration of R515,194,012.50. This amount is payable by November 1, 2004 and bears interest at the prime rate charged by The Standard Bank of South Africa plus 1.5%. If Chestnut fails to fulfill its obligations to Anglo South Africa, Anglo South Africa is entitled to repurchase the 5,268,800 Western Areas shares purchased by us, at a discount of R70,000,000 or claim a penalty of R70,000,000 from us. Chestnut has subsequently changed its name to Inkwenkwezi Gold Mining Consortium.

20.    Randgold Sale Agreement between Anglo South Africa Capital (Proprietary) Limited and Randgold & Exploration Company Limited.

Under the terms of this agreement, Anglo South Africa sold us 5,268,800 ordinary shares of WAL at R37.50 each for a total consideration of R196.7 million plus interest at the prime rate charged by The Standard Bank of South Africa plus 2%. This amount has been paid. The ordinary shares acquired by us represent approximately 5% of the issued ordinary shares of WAL.

21.    Option Agreement between Randgold & Exploration Company Limited and Chestnut Hill Investments 60 (Proprietary) Limited.

Under the terms of this agreement we granted Chestnut an option to acquire the 5,268,800 ordinary shares of WAL, which we purchased from Anglo South Africa, for R37.50 per share plus interest, provided these shares have been released from the pledge granted to Anglo South Africa discussed above. This option is for a period of 12 months commencing from the completion date of the Consortium Sale Agreement discussed above.

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

United States

The following summary describes certain material U.S. Federal income tax consequences to U.S. Shareholders (as defined below) arising from the purchase, ownership and disposition of American Depositary Shares (ADSs) or ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status or any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

For purposes of this discussion, a "U.S. Shareholder" is a holder of our ordinary shares or ADSs that is:

•	a U.S. citizen;

•	an individual resident in the United States for U.S. Federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. Federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not deal with all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders in light of their particular circumstances or to U.S. Shareholders subject to special rules, including, without limitation:

•	certain retirement plans:

•	insurance companies;

•	U.S. Shareholders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment;

•	persons that enter into "constructive sales" involving American Depositary Shares or ordinary shares or substantially identical property with other investments;

•	U.S. Shareholders whose functional currency is not the United States dollar;

•	certain expatriates or former long-term residents of the United States;

•	financial institutions;

•	broker-dealers;

•	tax-exempt organizations;

•	U.S. shareholders who own (directly, indirectly or through attribution) 10% or more of the our outstanding voting stock;

•	persons subject to the alternative minimum tax;

•	regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting; and

•	persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own American Depositary Shares or ordinary shares through a partnership or other pass-through entity, and deals only with American Depositary Shares or ordinary shares held as "capital assets" as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Shareholder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

U.S. SHAREHOLDERS OF AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF AMERICAN DEPOSITARY SHARES OR ORDINARY SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

ADSs or Ordinary Shares

Ownership of ADSs or Ordinary Shares

For purposes of the Code, U.S. holders of ADSs will be treated for U.S. Federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. Federal income tax.

Our Status as a Passive Foreign Investment Company

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended 2003, and anticipate that we will be classified as a PFIC for the 2004 taxable year.

U.S. Shareholders who owned our shares in 2003 will be subject to reporting requirements for 2003 and succeeding years, even if in subsequent years we are no longer a PFIC. U.S. Shareholders may also be subject to increased U.S. tax liabilities if we are a PFIC, even if in subsequent years we are no longer a PFIC, although shareholder elections may apply in certain circumstances as described below. The same reporting obligations and tax consequences will apply to U.S. Shareholders who acquire shares during the 2004 taxable year if our expectation that we will be a PFIC for the 2004 taxable year is accurate.

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

For any tax year in which we are determined to be a PFIC, a U.S. Shareholder may elect to treat his, her or its ADSs or ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. Shareholder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Shareholder. Any gain subsequently recognized upon the sale by such U.S. Shareholder of his, her or its ordinary shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

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

In the alternative, the U.S. Shareholder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Shareholder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Shareholder under the election in prior taxable years. If a mark-to-market election with respect to ADSs or ordinary shares is in effect on the date of a

U.S. Shareholder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such ADSs or ordinary shares in the hands of a U.S. Shareholder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares. Once made, such election generally continues unless revoked with the consent of the IRS.

U.S. Shareholders are encouraged to consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. Shareholder.

Taxation of Dividends

The gross amount of any distributions received (other than in liquidation or in redemption of stock that are treated as exchanges) with respect to American Depositary Shares or ordinary shares (before reduction for South African income tax, if any, withheld from such distributions) will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax purposes. U.S. Shareholders will be required to include this amount of dividends in gross income as ordinary income. Subject to the discussion above under the heading "Passive Foreign Investment Company Status", distributions in excess of our earnings and profits generally would be treated as a non-taxable return of capital to the extent of the U.S. Shareholder's tax basis in the American Depositary Shares or ordinary shares, and any amount in excess of his, her or its tax basis generally would be treated as gain from the sale of American Depositary Shares or ordinary shares. See "—Disposition of American Depositary Shares or Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Rand, including the amount of any South African taxes withheld there from, will be included in the U.S. Shareholder's income in a U.S. dollar amount calculated by reference to the "spot rate" on the day such dividends are received or deemed received, regardless of whether the payments are in fact converted into U.S. dollars. A U.S. Shareholder who receives payment in Rand and converts Rand into Dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Shareholders are encouraged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Rand. For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the U.S. Internal Revenue Service (the "IRS") has the authority to determine the spot rate.

Under 2003 tax legislation, the maximum U.S. Federal income tax rate on certain dividends paid to individuals through 2008 is reduced to 15%. However, this reduced rate generally would not apply to dividends paid by us as a result of our status as a passive foreign investment company in the year the dividends are paid or in the prior year. Please refer to the discussion under the heading "Passive Foreign Investment Company Status" above. U.S. Shareholders are urged to consult their own tax advisors regarding the U.S. Federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and American Depositary Shares.

Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us in respect of our ordinary shares or American Depositary Shares, as applicable, generally will be "U.S. passive income" or, in the case of certain types of U.S. Shareholders, "financial services income" and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that the U.S. Shareholder may have from foreign source income not qualifying as passive income or financial service income, respectively. In addition, dividend income derived with respect to our ordinary shares or American Depositary Shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation of the deduction of investment interest expense.

Dispositions of American Depositary Shares or Ordinary Shares

If a U.S. Shareholder sells or otherwise disposes in a taxable transaction American Depositary Shares or ordinary shares, he, she or it will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and his, her or its adjusted tax basis in American Depositary Shares or ordinary shares. Subject to the discussion above under the heading "Passive Foreign Investment Company Status," such gain or loss generally would be capital gain or loss and generally would be long-term capital gain or loss if the U.S. Shareholder has held the American Depositary Shares or ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that U.S. Shareholders recognize on the sale or other taxable disposition of American Depositary Shares or ordinary shares will be U.S. source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

U.S. Shareholders may incur South African stamp duty or marketable securities tax in connection with a subsequent registration of transfer of ordinary shares. See "—South Africa—Marketable Securities Tax and Stamp Duty on the Shares". In such case, stamp duty or marketable securities tax, as applicable, will not be a creditable tax for U.S. foreign tax credit purposes, but will be deductible. In the case of an individual U.S. shareholder, such deduction will be subject to specified limits on the deductibility of investment expenses.

Backup Withholding and Information Reporting

Payments in respect of American Depositary Shares or ordinary shares that are made in the United States or by a U.S. related financial intermediary may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate of 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability.

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

F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENT BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Randgold & Exploration Company Limited, P.O. Box 11165, Johannesburg, 2001, South Africa, Attn: John Berry, telephone: 011+27-11-688-5065. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 28 Harrison Street, Johannesburg, South Africa.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at Randgold & Exploration Company Limited, 28 Harrison Street, Johannesburg, South Africa

I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

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

All of Morila's derivative transactions must be in compliance with the terms and conditions of the Morila Loan Agreement. That agreement places the following limits on Morila's production:

•	forward sales and call options sold are limited to 60% of Morila's forecasted production in a given year; and

•	put options may be purchased up to 100% of Morila's forecasted production in a given year.

The above limits apply to a maximum of the planned production of Morila until expiration of the Morila Loan Agreement.

The current position is that approximately 15% of Morila's planned production is sold forward at $275 per ounce for the year 2004. RRL also bought calls amounting to approximately 5% of Morila's production at $360 per ounce to allow further participation in any significant upside in the gold price.

RRL's board agreed as part of the financing arrangements for the development of Loulo that some gold price protection be secured. At March 31, 2004, 300,000 ounces had been sold forward at an average spot price of $409 per ounce. In addition to the above, RRL carried out a Forward Rate Agreement as part of the hedge to fix the four year gold lease rate. An average rate of 1.67% for the four years was achieved.

Subsequent to year-end, RRL entered into fixed rate agreements for a further 100,000 ounces at an average rate of 1.75%. RRL's management has a board mandate to secure protection on a total of 350,000 ounces which represents 39% of planned production over a four year period. The price protection mitigates capital and debt risk in developing the project, maintaining returns which pass RRL's hurdle rates should the gold price move to significantly lower levels.

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

Foreign Currency Sensitivity

In the normal course of business, we enter into transactions denominated in foreign currencies (primarily U.S. dollar). In addition, we have investments in a number of different currencies (primarily U.S. dollar). As a result, we are subject to transaction and transaction exposure from fluctuations in foreign currency exchange rates. As a result of the South African rand having depreciated against the U.S. dollar since the dates of our initial investments, unrealized exchange profits have been achieved on the net investments held in U.S. dollar. We do not currently hedge our exposure to foreign currency exchange rates. RRL recognized foreign exchange losses of $1.9 million for the year ended December 31, 2003 and $1.9 million for the year ended December 31, 2002.

Commodity Price Sensitivity

General

Our exposure to commodity price sensitivity is through our associate RRL.

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

Details of financial instruments as at December 31, 2003 held by RRL are as follows:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Forward Sales		Forward Rate Agreements
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	Fixed Rate
Morila (attributable portion:)
December 31, 2004	—	—	51,941	275	18,384	360	—	—	—	—

Corporate (For Loulo)
June 20, 2004	—	—	—	—	—	—	150,000	402	—	—
June 20, 2004	—	—	—	—	—	—	50,000	410	—	—
June 20, 2004	—	—	—	—	—	—	—	—	200,000	1.64%

And at December 31, 2002:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
Morila (attributable portion):
December 31, 2003	––	—	60,581	275	21,446	350	—	—
December 31, 2003	—	—	51,941	275	18,384	360	—	—

The following tables describe RRL's commodity contracts as at December 31, 2003, by type of contract:

(a) Contracts where exposure to downward and upward movements in the gold price is eliminated:

Contract Type	Fair Value Year Ended December 31, 2003	Total	Mark-to-Market December 31, 2003 ($ Millions)
Morila (attributable portion): Forward Sales
Ounces	51,941	51,941
$ Per Ounce	275.00	275.00
Total hedged position (ounces)	51,941	51,941	(7.4)
Corporate (for Loulo): $ forward sales
Ounces	150,000	150,000
$ per ounce	402.00	402.00
Ounces	50,000	50,000
$ per ounce	410.00	410.00
Total position (ounces)	200,000	200,000	(2.2)

(b) Contracts where exposure to downward movement in the gold price is eliminated but upward participation in gold price movement remains:

Contract Type	Fair Value Year Ended December 31, 2003	Total	Mark-to-Market December 31, 2003 ($ Millions)
Morila (attributable portion):
$ Calls purchased	18,384	18,384	1.1
$ per ounce	360.00	360.00

(c) Contracts where exposure to downward and upward movements in the gold lease rate is eliminated:

Contract Type	Fair Value Year Ended December 31, 2003	Total	Mark-to-Market December 31, 2003 ($ millions)
Forward rate agreements:
Ounces	200,000	200,000	—
Gold Lease rate	1.64%	1.64%

The following table sets forth a sensitivity analysis of the mark-to-market valuations of RRL's hedges as at December 31, 2003:

Sensitivity to Change in Gold Price at December 31, 2003
Morila (100%): Change in $ gold	$20	$10	$5	$2	($2)	($5)	($10)	($20)
Mark-to-market ($ millions)	(1.758)	(0.885)	(0.444)	(0.178)	0.178	0.447	0.897	1.813
Corporate (for Loulo):
Change in $ gold	$30	$20	$10	($10)	($20)	($30)
Mark-to-market ($ millions)	(6)	(4)	(2)	2	4	6

Sensitivity to Change in Weighted Average $ Interest Rate December 31, 2003
Morila (100%): Spot Price	$1%	$0.5%	$0.2%	($0.2%	)	($0.5%	)	($1%	)
Mark-to-market ($ millions)	(0.117)	(0.059)	(0.024)	0.023		0.059		0.119

Sensitivity to Change in Gold Lease Rate at December 31, 2002
Morila (100%): Change in base rates	$1%	$0.5%	$0.2%	($0.2%	)	($0.5%	)	($1%	)
Mark-to-market ($ millions)	0.201	0.101	0.040	(0.041)		(0.102)		(0.205)
Corporate (for Loulo): Spot price	$1.5%	$1.0%	$0.5%	($0.5%	)	($1.0%	)	($1.5%	)
Mark-to-market ($ millions)	4.1	2.76	1.4	(1.43)		(2.89)		(4.38)

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

During the year ended December 31, 2002, RRL sold 421,126 ounces of gold at an average price of $308 per ounce. At a gold price of approximately $310 per ounce, product sales would have amounted to approximately $131 million for the year, an increase of approximately $1 million in sales.

During the year ended December 31, 2003, RRL sold 317,597 ounces of gold at an average price of $345 per ounce. At a gold price of approximately $363 per ounce, RRL's product sales would have amounted to approximately $115 million for the year, an increase of approximately $5.7 million in sales.

Interest Rate Sensitivity

We generally do not undertake any specific actions to cover our exposure to interest rate risk and at December 31, 2003 were not party to any interest rate risk management transactions.

At December 31, 2002, our assets and liabilities include short-term variable rate instruments. The fair value of these instruments would not change significantly as a result of changes in interest rates as a result of their short-term nature and variable interest rate, respectively.

At December 31, 2002 the fair value of our long term liabilities, including the short-term portion of these liabilities, excluding loans from outside shareholders in subsidiaries, was estimated at $3.6 million. The aggregate hypothetical loss in earnings on an annual basis from a hypothetical increase of 10% of the South African prime rate is estimated to be $0.06 million.

At December 31, 2003 the fair value of our long-term liabilities, including the short-term portion, excluding loans from outside shareholders in subsidiaries, was $0; therefore fluctuations in the South African prime rate will not affect our earnings.

Because our net earnings exposure with respect of debt instruments was to the South African monthly prime rate, the hypothetical loss was modeled by calculating the 10% adverse change in the South African monthly prime rate multiplied by the fair value of the respective debt instrument.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default with respect to any of our indebtedness.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Effective April 29, 2004, we changed the number of ordinary shares represented by each of our ADSs from three ordinary shares to one ordinary share. In connection with this "ratio change", our ADR holders of record on April 29, 2004 received two (2) additional ADRs for every one (1) ADR they held. The prices of our ADRs as quoted by the Nasdaq National Market reflected this change beginning at the commencement of trading on April 30, 2004.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures:    The Chief Executive Officer and our Financial Director, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting:     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board has determined that we do not have an "audit committee financial expert" as defined in Item 16A of Form 20-F serving on our Board. We believe that the combined knowledge, skills and experience of all of the members of our Audit Committee, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

Item 16B.	Code of Ethics

The Board of Directors have adopted a code of ethics that applies to the Chairman, Financial Director and all financial officers. This code of ethics is posted on our website, www.randgold.co.za.

Item 16C.	Principal Accountant Fees and Services

PricewaterhouseCoopers has served as our independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to us in 2003 and 2002.

	2003	2002
	$
Audit Fees (1)	169,467	66,944
Audit-related Fees	—	—
Tax Fees (2)	11,510	2,880
All Other Fees	—	—
Total	180,977	69,284

(1)	The Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include our audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the Audit Committees pre-approval policies and procedures:

The Audit Committees mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and all corporate governance issues.

The Audit Committee is responsible for the appointment, removal and oversight of the activities of the external auditors. In addition the Audit Committee sets the principles for recommending the use of external auditors for non-audit services. The Audit Committee approves all external consulting services and other charges levied by the external auditors.

The Audit Committee met 3 times during 2003, with the external audit partner and our financial manager, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

No work was performed by persons other than the PricewaterhouseCoopers' full-time, permanent employees on the PricewaterhouseCoopers' engagement to audit our financial statements for 2003

Item 17.	Financial Statements

Not applicable.

Item 18.    Financial Statements

The following financial statements and related auditors' reports are filed as part of this Annual Report:

Item 19.    Exhibits

The following exhibits are filed as part of this Annual Report:

EXHIBIT NO.	EXHIBIT
1.1*	Memorandum of Association of Randgold & Exploration Company Limited.
1.2#	Articles of Association of Randgold & Exploration Company Limited.
2.1*	Randgold (1993) Share Option Scheme.
2.2*	Excerpts of Relevant Provisions of the South African Companies Act.
2.3*	Excerpts of Relevant Provisions of the Johannesburg Stock Exchange Listings Requirements
2.4*	Rule 144A Deposit Agreement dated as of October 3, 1996 among Randgold & Exploration Company Limited. The Bank of New York as Rule 144A Depositary and holders and beneficial owners of Rule 144A American Depositary Receipts.
2.5*	Regulation S Deposit Agreement dated as of October 3, 1996 among Randgold & Exploration Company Limited. The Bank of New York as Regulation S Depositary and holders and beneficial owners of Regulation S Global Depositary Receipts.
2.6*	Adoption Agreement dated October 3, 1996 between Randgold Resources (Holdings) Limited and Randgold Resources Limited constituting Randgold Resources (Holdings) Limited as a party to the Randgold Resources Limited Shareholders Agreement.
2.7++	Form of Deposit Agreement amended and restated as of November, 1998 among Randgold & Exploration Company Limited. The Bank of New York as Depositary and owners and holders of American Depositary Receipts.
2.8*****	Loan Agreement for project finance for Morila Project, dated December 21, 1999, between Société des Mines de Morila S.A., Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Mees Pierson NV and Société Generale (relating to $90 million Loan).
2.9*****	Amendment to Loan Agreement for project finance for Morila Project, dated April 10, 1999, between Société des Mines de Morila S.A., Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited, various banks and other financial institutions, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Mees Pierson NV Société Generale and Leonia Corporate Bank plc.
2.10*****	Morila Security Agreement (Offshore Assets), dated February 24, 2000, between Société des Mines de Morila S.A. and NM Rothschild & Sons Limited.
2.11*****	Morila Security Agreement (Mali Goodwill Charge) (in French, with English translation), dated March 6, 2000, between Societe des Mines de Morila S.A. and NM Rothschild & Sons Limited.
2.12*****	Morila Security Agreement (Mali Mining permit Charge) (in French, with English translation), dated March 6, 2000, between Société des Mines de Morila S.A. and NM Rothschild & Sons Limited.

EXHIBIT NO.	EXHIBIT
2.13*****	Morila Security Agreement (Mali Bank Account Charge) (in French, with English translation), dated March 6, 2000, between Société des Mines de Morila S.A. and NM Rothschild & Sons Limited and Banque de Developpement du Mali.
2.14*****	Guarantee Agreement, dated February 24, 2000 among Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and NM Rothschild & Son Limited.
2.15*****	RRL Security Agreement, dated February 24, 2000, between Randgold Resources Limited and NM Rothschild & Sons Limited.
2.16*****	Morila Holdings Security Agreement (in French, with an English translation), dated March 6, 2000, among Morila Limited, Mr. Mahamadou Samake, Mr. Roger Kebble, Mr. Dennis Bristow, Mr. David Ashworth and N.M. Rothschild & Sons Limited.
2.17*****	Subordination Agreement, dated March 29, 2000, among Société des Mines de Morila, Randgold Resources Limited, Randgold & Exploration Company Limited, Morila Limited and MN Rothschild & Sons Limited.
2.18*****	Subordination Agreement, dated March 30, 2000, between Randgold Resources Limited, Barnex and NM Rothschild & Sons Limited.
2.19*****	Project Account Agreement (Offshore), dated February 25, 2000, between Citibank N.A., NM Rothschild & Sons Limited and Société des Mines de Morila.
2.20*****	Project Account Agreement (Mali) (in French, with an English translation), dated March 21, 2000, among Banque de Development du Mali, NM Rothschild & Sons Limited and Société des Mines de Morila.
2.21*****	Secured Credit Facility Offer, dated March 13, 2000, between Rand Merchant Bank and Randgold & Exploration Company Limited.
2.22*****	Shareholders' Agreement (in French, with an English translation), dated June 23, 2000, between the Government of Mali and Morila Limited.
2.23+++	Letter Agreement, dated September 17, 2001, between Société des Mines de Morila SA, Randgold Resources Limited, Morila Limited, NM Rothschild & Sons Limited, Standard Bank London Limited, Bayerische Hypo-Und Vereinsbank AG, Fortis Bank (Nederland) N.V. and Société Generale regarding the Loan Agreement, dated December 21, 1999 and the transfer by Randgold Resources Limited of its interest in Morila Limited to its wholly-owned subsidiary, Mining Investments (Jersey) Limited.
2.24+++	Deed of Release, dated September 25, 2001, between Randgold Resources Limited and NM Rothschild & Sons Limited releasing the shares of Morila Limited held by Randgold Resources Limited as collateral for the Morila Loan.
2.25+++	Deed of Charge, dated September 25, 2001, between Mining Investments (Jersey) Limited and NM Rothschild & Sons Limited (MIJL/Morila Security Agreement).
4.1*	Shareholders' Agreement dated as of May 14, 1996 among Randgold & Exploration Company Limited, Beachcove Holdings (Proprietary) Limited, Transvaal Gold Mining Estates Limited, Continental Goldfields Limited and Callina NL.
4.2*	Variation of the Shareholders' Agreement dated as of December 19, 1996 among Randgold & Exploration Company Limited, Beachcove Holdings (Proprietary) Limited, Transvaal Gold Mining Estates Limited, Continental Goldfields Limited and Callina NL.

EXHIBIT NO.	EXHIBIT
4.3**	Deed governing the relationship between the parties upon admission between Randgold & Exploration Company Limited and Randgold Resources Limited dated June 26, 1997.
4.4**	License Agreement dated June 26, 1997 between Randgold & Exploration Company Limited and Randgold Resources Limited.
4.5***	Heads of Agreement, dated January 26, 1998, between Randgold & Exploration Company Limited and Rio Tinto Mining and Exploration Limited.
4.6***	Financial Agreement, dated December 30, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.
4.7***	Consultancy Agreement, dated May 31, 1998, between Randgold & Exploration Company Limited and R.A.R. Kebble as Executive Chairman.
4.8***	Financial Agreement, dated May 20, 1998, between Randgold & Exploration Company Limited and Consolidated African Mines Limited.
4.9****	Joint Venture Agreement, dated March 25, 1999 between Rio Tinto Minining and Exploration Limited, Randgold & Exploration Company Limited and Continental Base Metal Mining Company (Proprietary) Limited.
4.10****	Agreement, dated August 25, 1999, between Randgold & Exploration Company Limited, Continental Goldfields Limited, Beachcove Holdings (Proprietary) Limited and Callina NL.
4.11*****	Sale of Shares Agreement, dated May 29, 2000, between AngloGold, Randgold Resources Limited and Morila Limited.
4.12*****	Joint Venture Agreement, dated May 29, 2000, between AngloGold and Randgold Resources Limited.
4.13*****	Operator Agreement, dated May 29, 2000, between Societe des Mines de Morila SA and AngloGold Services Mali, S.A.
4.14+	Sale of Shares and Loan Claims Agreement, dated April 27, 2001, between Normandy LaSource SAS and Randgold Resources Limited.
4.15++++	Joint Venture Agreement between Randgold & Exploration Company Limited and Eurasia Mining plc, dated October 18, 2002.
4.16++++	Services Agreement between Randgold & Exploration Company Limited and Randgold Resources Limited, dated February 2, 2003.
4.17++++	Settlement Agreement between Rolls-Royce Power Ventures Limited, Syama Power Plant Sales Limited, Operation D'Energie De Syama S.A., Societe Des Mines De Syama S.A., Randgold Resources Limited and Randgold & Exploration Company Limited, dated December 16, 2002.
4.18#	Sale Agreement dated June 20, 2003 from Platgold Pacific NL, Hazcare Pty Ltd. and Randgold & Exploration Company Limited.
4.19#	Agreement between Randgold & Exploration Company Limited and Notable Holdings (Pty) Limited dated July 22, 2003.
4.20#	Agreement between Randgold & Exploration Company Limited and Kemonshey Holdings Limited on July 22, 2003.

EXHIBIT NO.	EXHIBIT
4.21#	Sale of Shares Agreement, dated July 28, 2003, amongst Randgold & Exploration Company Limited, Equitant Trading (Proprietary) Limited and Phikoloso Mining (Proprietary) Limited.
4.22#	Agreement between Randgold & Exploration Company Limited and Continental Goldfields Limited, dated December 11, 2003.
4.23#	Agreement made and entered into by and between Randgold & Exploration Company Limited and Masupatsela Investment Holdings (Pty) Limited, dated December 30, 2003.
4.24#	Call Option Agreement by Lunda Sul Holdings (Proprietary) Limited in favour of Randgold & Exploration Company Limited in respect of Lunda Alluvial Operations (Pty) Ltd dated January 5, 2004.
4.25#	Mineral Rights Agreement between Randgold & Exploration Company Limited and Minrico Limited, dated February 22, 2004.
4.26#	Subscription and Option Agreement between Randgold & Exploration Company Limited and The Afrikander Lease Limited, dated February 26, 2004.
4.27#	Heads of Prospecting Agreement between Randgold & Exploration Company Limited and De Beers Consolidated Mines Limited dated April 30, 2004.
4.28#	Underwriting Agreement made and entered into by and between Randgold & Exploration Company Limited and The Afrikander Lease Limited dated May 13, 2004.
4.29#	Sale of Mining Rights Agreement by Koketso Angola Joint Venture and Randgold & Exploration Company Limited.
4.30#	Sale of Mining Rights Agreement by Masupatsela Angola Mining Ventures (Proprietary) Limited and Randgold & Exploration Company Limited.
4.31#	Sale of Rights Agreement by Quantum African Mining (Proprietary) Limited and Randgold & Exploration Company Limited.
4.32#	Equipment Sale Agreement by Trans Bengula Logistics (Proprietary) Limited and Randgold & Exploration Company Limited.
4.33#	Consortium Sale Agreement amongst Tawny Eagle Holdings (Proprietary) Limited and Chestnut Hill Investments 60 (Proprietary) Limited and Randgold & Exploration Company Limited.
4.34#	Randgold Sale Agreement between Anglo South Africa Capital (Proprietary) Limited and Randgold & Exploration Company Limited.
4.35#	Option Agreement between Randgold & Exploration Company Limited and Chestnut Hill Investments 60 (Proprietary) Limited.
8.1#	List of subsidiaries and associated companies.
12.1#	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2#	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1#	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT NO.	EXHIBIT
13.2#	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to our Registration Statement (File No. 0-29150) on Form 20-F.

**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1997.

***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1998.

****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended March 31, 1999.

*****	Incorporated by reference to our Annual Report on Form 20-F for the nine months ended December 31, 1999.

+	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

++	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (Registration Number 333-6482).

+++	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

++++	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

#	Filed herewith.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold and Exploration Company Limited:

We have audited the accompanying consolidated balance sheets of Randgold and Exploration Company Limited and its subsidiaries and associate ("the Group") as of December 31, 2003 and 2002, and the related statements of operations, comprehensive income, and of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2003 and 2002, and the results of their operations, their cash flows and their changes in shareholders' equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements the Group changed its policy of accounting for derivative financial instruments.

/s/ PricewaterhouseCoopers Inc.
Chartered Accountants and Registered Auditors
Johannesburg, South Africa
July 14, 2004

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

		2003	2002	2001
	Notes	$'000	$'000	$'000
REVENUES
Product sales		—	—	16,723
Dividends and interest income		1,238	304	2,082
Management fees and other fees received		945	86	38
Net sundry income		1,038	1,248	1,732
		3,221	1,638	20,575
COSTS AND EXPENSES
Mine production costs		—	—	19,172
Royalties		—	—	1,053
General and administration expenses		—	1,083	5,753
Exploration and corporate expenditure		2,818	5,963	9,611
Depreciation and amortization		24	838	2,149
Interest expense		853	2,661	6,130
Impairment of goodwill	4	3,316	—	—
Impairment of available-for-sale investments	5	3,882	—	—
Loss on disposal of listed investments		4,518	143	1,323
Provision for post-retirement benefits		883	(104)	3,010
Loss/(gain) on financial instruments		—	1,145	(7,638)
Employment termination costs	6	—	—	1,470
Stock compensation		—	1,797	1,739
Net sundry expenses		—	1,377	3,204
		16,294	(14,903)	(46,976)
OPERATING LOSS		(13,073)	(13,265)	(26,401)

NON OPERATING INCOME
Profit on disposal of portion of investment in associate		33,239	—	—
INCOME/(LOSS) BEFORE TAXES		20,166	(13,265)	(26,401)
Income tax expense	7	(3,915)	—	(126)
INCOME/(LOSS) BEFORE EQUITY INCOME AND MINORITY INTEREST		16,251	(13,265)	(26,527)
Equity income of associate		19,250	25,383	—
Equity income of joint venture		—	18,339	32,482
Minority interest		723	(2,969)	(6,362)
NET INCOME/(LOSS)		36,224	27,488	(407)

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

		2003	2002	2001
	Notes	$'000	$'000	$'000
BASIC EARNINGS/(LOSS) PER SHARE (CENTS)	8	75	64	(0.98)
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	8	48,236,639	43,037,126	41,578,185
DILUTED EARNINGS PER SHARE (CENTS)	8	74	63	—
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	8	48,369,673	43,446,490	41,578,185

No cumulative effect adjustment for the adoption of FAS 133 on January 1, 2001 has been disclosed in the consolidated statement of operations. This is because the derivatives, which did not qualify for hedge accounting and would have required a cumulative effect adjustment upon adoption of FAS 133, in the statement of operations, were held by Morila SA or the Morila joint venture. The equity income of the Morila joint venture for fiscal 2001 is accounted for net of the cumulative effect adjustment for the adoption of FAS 133.

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2003 AND 2002

		2003	2002
	Notes	$'000	$'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	1,672	2,541
Receivables	10	517	718
TOTAL CURRENT ASSETS		2,189	3,259
PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS
Cost		13,277	2,719
Accumulated depreciation and amortization		(1,345)	(1,020)
NET PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS	11	11,932	1,699
INVESTMENTS	12	64,358	17,345
INVESTMENT IN ASSOCIATE	13	65,309	57,209
OTHER LONG-TERM ASSETS	14	29,980	—
TOTAL ASSETS		173,768	79,512
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	1,005	6,697
Current portion of long-term liabilities	17	—	3,615
Tax liability		5,846	—
TOTAL CURRENT LIABILITIES		6,851	10,312
PROVISION FOR POST-RETIREMENT BENEFITS	16	8,757	6,005
TOTAL LIABILITIES		15,608	16,317

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2003 AND 2002

	2003	2002
	$'000	$'000
SHAREHOLDERS' EQUITY
Share capital
Authorized:
75,000,000 Ordinary shares of South African Rand 0.01 each, for all periods presented
Issued:
55,280,785 (December 2002: 43,696,256)	137	120
Additional paid-in capital	143,496	95,257
Accumulated losses	(70,187)	(106,411)
Accumulated other comprehensive income	80,686	74,229
TOTAL SHAREHOLDERS' EQUITY	154,132	63,195
MINORITY INTEREST	4,028	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	173,768	79,512

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Number of Ordinary Shares	Share Capital	Paid in Capital	Accumulated Losses	Other Comprehensive Income	Total
BALANCE AT DECEMBER 31, 2000	41,437,419	118	89,320	(133,492)	45,020	966
Net loss	—	—	—	(407)	—	(407)
Exercise of employee stock options and other issues	264,502	—	184	—	—	184
Unrealized gain on available for-sale securities	—	—	—	—	6,044	6,044
Net loss on dilution of holding in RRL due to additional shares issued to minority shareholders and share buyback	—	—	—	—	(831)	(831)
Cumulative effect of change in accounting principal in respect of FAS 133	—	—	—	—	1,475	1,475
Movement in cash flow hedges	—	—	—	—	(2,450)	(2,450)
Translation adjustment	—	—	—	—	6,592	6,592
BALANCE AT DECEMBER 31, 2001	41,701,921	118	89,504	(133,899)	55,850	11,573

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Number of Ordinary Shares	Share Capital $'000	Paid in Capital $'000	Accumulated Losses $'000	Other Comprehensive Income $'000	Total $'000
BALANCE AT DECEMBER 31, 2001	41,701,921	118	89,504	(133,899)	55,850	11,573
Net profit	—	—	—	27,488	—	27,488
Exercise of employee stock options and other issues	1,994,335	2	2,050	—	—	2,052
Unrealized gain on available-for-sale securities	—	—	—	—	10,212	10,212
Net dilution gain due to share capital movements in subsidiary/associate	—	—	—	—	10,126	10,126
Movement in cash flow hedges	—	—	—	—	(3,508)	(3,508)
Share of movement of paid in capital in subsidiary/associate due to stock compensation expense	—	—	3,703	—	—	3,703
Translation adjustment	—	—	—	—	1,549	1,549
BALANCE AT DECEMBER 31, 2002	43,696,256	120	95,257	(106,411)	74,229	63,195

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Number of Ordinary Shares	Share Capital $'000	Paid in Capital $'000	Accumulated Losses $'000	Other Comprehensive Income $'000	Total $'000
BALANCE AT DECEMBER 31, 2002	43,696,256	120	95,257	(106,411)	74,229	63,195
Net profit	—	—	—	36,224	—	36,224
Exercise of employee stock options and other issues	1,253,499	2	2,210	—	—	2,212
Shares issued during the year	10,331,030	15	43,985	—	—	44,000
Unrealized gain on available-for-sale securities	—	—	—	—	(782)	(782)
Foreign currency translation adjustment	—	—	—	—	6,343	6,343
Net dilution gain due to share capital movements in associate	—	—	—	—	568	568
Movement in cash flow hedges	—	—	—	—	328	328
Share of movement of paid in capital in associate due to stock compensation expense	—	—	2,044	—	—	2,044
BALANCE AT DECEMBER 31, 2003	55,280,785	137	143,496	(70,187)	80,686	154,132

Refer to notes to the consolidated financial statements

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
	$'000	$'000	$'000
NET INCOME/(LOSS)	36,224	27,488	(407)

OTHER COMPREHENSIVE INCOME/(LOSS)
Unrealized gain/(loss) on available-for-sale securities	(782)	10,212	6,044
Foreign currency translation adjustment	6,343	1,549	6,592
Revaluation of investment on acquisition	568	—	—
Net dilution gain due to share capital movements in subsidiary/associate	621	10,126	(831)
Cumulative effect of change in accounting principle, net of tax	—	—	1,475
Share of movement of paid in capital in subsidiary/associate due to stock compensation expense	2,044	3,703	—

OTHER COMPREHENSIVE INCOME/(LOSS)	8,794	25,590	13,280

COMPREHENSIVE INCOME/(LOSS)	45,018	53,078	12,873

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
	$'000	$'000	$'000
CASH FLOWS FROM OPERATIONS
(Loss)/income before taxes, equity income and minority interests	20,167	(13,265)	(26,401)
Depreciation and amortization	24	838	2,149
Accrued interest	(153)	395	642
Loss on disposal of affiliates/investments	4,518	143	1,323
Non-cash revenue items	(47)	(737)	—
Loss/(gain) on liabilities on financial instruments	—	1,145	(7,638)
Net increase in provision for environmental rehabilitation	—	—	(968)
Profit on disposal of inventory of Syama	—	—	296
Net increase in post-retirement benefits	1,380	—	899
Income and mining taxes paid	(452)	—	—
Impairment of goodwill	3,316	—	—
Impairment of available-for-sale investments	3,882	—	—
Profit on disposal of portion of associate/subsidiary	(33,239)	—	—
Effects of changes in operating working capital items:
— receivables	414	(2,190)	4,631
— inventories	—	297	3,236
— accounts payable and accrued liabilities	(56)	3,757	(5,825)
Net cash utilized in operations	(246)	(9,617)	(27,656)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, mineral rights and prospecting permits and other long-term assets	(23,287)	(174)	(4,944)
Additions to investments	(36,241)	—	—
Acquisition of subsidiaries	(13)	—	—
Proceeds on disposal of affiliates, listed and other non-current investments	23,809	5,409	2,139
Proceeds on disposal of property, plant and equipment and other long-term assets	—	—	2,407
Dividends received from the joint venture	—	9,400	6,400
Loans and investment received from the joint venture	—	—	15,673
Net cash movement on reduction of interest in subsidiary/associate	46,206	(2,954)	—
Net cash provided by investment activities	10,474	11,681	21,675

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
	$'000	$'000	$'000
CASH FLOWS UTILIZED IN FINANCING ACTIVITIES
Ordinary shares issued	37,865	2,052	184
Loans from and interest of outside shareholders in subsidiaries repaid	—	—	(31,634)
Long-term loans repaid(net, including short-term portion)	(9,515)	(6,778)	(23,963)
Proceeds received on financial instruments	—	—	4,300
Increase/(decrease) in bank overdraft	—	338	(159)
Decrease in long-term liabilities as a result of business combinations	(33,476)	—	—
Decrease in minority interest as a result of business combinations	(6,177)	—	—
Cash utilized in financing activities	(11,303)	(4,388)	(51,272)
Effects of exchange rate changes on cash and cash equivalents	(206)	2,470	2,513

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(869)	146	54,740

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,541	2,395	57,135

CASH AND CASH EQUIVALENTS AT END OF YEAR	1,672	2,541	2,395

Refer to notes to the consolidated financial statements.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.    NATURE OF OPERATIONS

The Group, directly or indirectly through subsidiaries and associated companies, is engaged in gold mining and exploration activities in Africa. The most significant investments of the Group are currently Randgold Resources Limited ("RRL") and Minrico Limited ("Minrico").

RRL:

RRL is a company listed on the London Stock Exchange. In July 2002, RRL listed on the Nasdaq and simultaneously issued 5 million ordinary shares to new shareholders. This resulted in the Group's investment in RRL being reduced from 59% to 48%. From July 2002 RRL has therefore not been consolidated as a subsidiary, but accounted for by the equity method as an associate company. The Group has further reduced its holding in RRL from 48% to 37% during the 2003 financial year.

RRL carry out opencast activities and exploration and currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one mine in Mali, namely the Loulo Mine, a project at feasibility stage in C|$$|Axote d'Ivoire as well as a portfolio of exploration projects in West and East Africa.

The main focus of exploration work is on its advanced projects in Mali West, around Morila, in Senegal and more recently Tanzania.

The Tongon project is at an earlier stage of feasibility where the data currently available is less accurate, requiring further detailed work to be performed. RRL does not capitalize any expenditure until a decision to develop a project is made.

The development of the 80% held Loulo Project was approved by the boards of Société des Mines de Loulo S.A. and RRL in December 2003.

Preparation and negotiations for orders with long lead time items have been initiated and site establishment has commenced to ensure the advancement of the civil works which need to be established prior to the onset of the rainy season in July 2005.

Procurement of the long lead time items and the early civils programme are the essential elements of the Loulo construction programme, which forecasts first production for July 2004.

Output based only on the reserves identified in the two open pits of Loulo 0 and Yalea is expected to average approximately 200,000 ounces per annum over a six year period.

The interests of RRL are Morila SA (Morila), which owns the Morila Mine and Somilo SA (Somilo), which conducts the exploration and development activities over the Loulo site and Somisy SA (Somisy), which owns and operated the Syama Mine. RRL holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one half of RRL's wholly owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with RRL and AngloGold each appointing one half of the members of the committee. AngloGold Services Mali SA (Anser), a subsidiary of AngloGold, is the operator of Morila.

In December 2001, the Syama operation was placed on care and maintenance.

In April 2003, RRL entered into an option agreement with the Australian company, Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute was given a 12 month period in which to conduct a full due diligence over Syama. On April 5, 2004, Resolute Mining exercised its option to buy RRL's 80% interest in the Syama Mine. In terms of the option, Resolute paid RRL $6 million and has assumed liabilities of $7 million of which $4 million was owing to RRL. At a gold price of more than $350 per ounce, RRL would receive a royalty of $10 per ounce

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

1.    NATURE OF OPERATIONS (continued)

on the first million ounces of production from Syama and $5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. Completion of the deal took place in June 2004 and incorporated a structured hand-over.

Minrico:

Minrico is a company which was formed to manage and turn to account its own as well as other companies' portfolios of South African mineral rights. At December 31, 2002 the Group had a 100% interest in Minrico, but during the 2003 financial year, Marothodi Resources ("Marothodi"), an empowerment company, obtained 26% interest in Minrico for a nominal consideration. Marothodi brings to Minrico their empowerment expertise and with this transaction, Minrico has also progressed towards full compliance under the recently established South African mining industry charter.

2.    SIGNIFICANT ACCOUNTING PRINCIPLES

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

Foreign operations which form and integral part of the operations of the Group are classified as integral foreign operations. The balance sheets and income statements of these subsidiaries are translated on the following basis:

•	Monetary items are translated using the closing rate of exchange.

•	Non-monetary items are translated at the rate of exchange at the historical transaction date.

•	Income and expense items are translated at the weighted average rate of exchange for the reporting period.

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates at year end, and income statements are translated at average rates. Differences arising on translation are taken directly to shareholders' equity. When a foreign entity is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

CONSOLIDATION:   The consolidated financial statements include the results and financial position of Randgold & Exploration, its subsidiaries and associates. The results of any subsidiaries acquired or disposed of during the year are included from the date control was acquired and up to the date control ceased to exist.

Where an acquisition of a subsidiary is made during the financial year, any excess or deficit of the purchase price compared to the fair value of the attributable net identifiable assets is recognized respectively as goodwill or negative goodwill.

The Group assesses whether there is any indication of impairment on acquisition and at each balance sheet date. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Investment in subsidiaries:

Subsidiaries are those entities over which financial and operating policies the Group has the power to exercise control, so as to obtain benefits from their activities. The Group financial statements incorporate the assets, liabilities and results of the operations of the company and its subsidiaries. The results of the subsidiaries acquired and disposed of during a financial year are included from the effective dates of acquisition and to the effective dates of disposal. Where necessary, the accounting principles of subsidiaries are changed to ensure consistency with the principles adopted by the Group.

Investment in associates:

An associate is an enterprise over whose financial and operating policies the Group has the ability to exercise significant influence and which is neither a subsidiary nor a joint venture of the Group.

The equity method of accounting is adopted in the Group financial statements. In applying the equity method, account is taken of the Group's share of accumulated retained earnings and movements in reserves from the effective date on which the enterprise became an associate and up to the effective date of disposal.

Investments in associates are accounted for by using the equity method of accounting based on the most recent audited financial statements. The Group's interest in the associate is carried in the balance sheet at an amount that reflects the cost of the investment, the Group's share of post acquisition earnings and other movement in reserves. The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such permanent impairment is identified.

Dividends received from associates are included in income from investments.

Where the Group's share of losses of an associate exceeds the carrying amount of the associate, the associate's investment is carried at nil. Additional losses are only recognized to the extent that the Group has incurred obligations or made payments on behalf of the associate.

Dilution gains/losses related to associate stock:

Dilution gains related to issuance of associates stock are accounted for through other comprehensive income.

Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest in the enterprises. Unrealized gains resulting from transactions with associates are eliminated against the investment in associate. Unrealized losses on transactions with associates are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS:

Undeveloped properties (mineral rights):

These properties, upon which the Group has not performed sufficient exploration work to determine whether significant mineralization exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write down is recorded as exploration expense in its statement of operations.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Mining assets:

Long-lived mining assets include mining properties, mine development cost and mine plant facilities. Mine development cost is capitalized to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalized mine development cost consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowing funds, used to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

The long-lived mining assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposists.

Short-lived mining assets which include motor vehicles, office equipment and computer equipment are depreciated over useful lives of two to five years.

The cost of waste stripping in excess of the expected pit life average stripping ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

Rehabilitation costs and related accrued liabilities are based on the net present value of future rehabilitation cost estimates and are recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created.

The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate.

The present value of additional environmental disturbances created is capitalized to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

Impairment of mining property:

Recoverability of the long-term assets of the Group, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In determining if the asset can be recovered, the Group compares the value in use amount to the carrying amount, or where higher, the disposal value. If the carrying amount exceeds the value in use

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

amount, the Group will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project.

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

Non-mining assets:

Property is recorded at cost and not depreciated. All other non-mining assets are stated at historical cost less accumulated depreciation. Depreciation is charged on the straight-line basis over the useful lives of these assets of two to 5 years.

Prospecting permits:

Prospecting permits acquired by the Group are stated at cost less accumulated amortization and impairment losses. Subsequent expenditure on capitalized assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred. Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of the permits. The difference between the net disposal proceeds and the carrying amount of the permit is the gain or loss on disposal of the permit and is recognized in income. The Group applied FSP FAS 141-1 and FAS 142-2 for prospecting permits acquired during the 2003 financial year.

INVENTORIES, which comprises of consumable stores are stated at the lower of cost or net realizable value. The cost of consumable stores is determined principally by the weighted average cost method.

REVENUE RECOGNITION:

Gold sales revenue is recognized when the risk and rewards of ownership are transferred to the buyer. Gross sales revenue represents the invoiced amounts for all gold supplied to customers. Gross sales revenue excludes value-added tax.

Management and other fees are recognized when services are delivered.

Dividends received are recognized when the right to receive payment is established.

Interest received is recognized on a time proportion basis, which takes into account the effective yield on the asset over the period it is expected to be held.

Royalties are recognized when the right to receive payment is established.

PROVISIONS are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

EXPLORATION COSTS are expensed as incurred prior to the completion of a final feasibility study to establish provan and probable reserves.

INCOME AND MINING TAXES:    The Group follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognized for the tax consequences of temporary differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which result in deductible amounts in future periods, but only to the extent it is possible that sufficient taxable profits will be available against which these differences can be utilized. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

FINANCIAL INSTRUMENTS: The Group's financial instruments consist primarily of non-current receivables, investments, cash and cash equivalents, accounts receivable, borrowings, accounts payable and derivative instruments. Financial instruments are initially carried at cost. Subsequent to initial recognition these instruments are measured as set out below in terms of the applicable accounting policy.

Non-current receivables are stated at the gross invoice value adjusted for payments received an an allowance for dcoubtful debts, where appropriate, to reflect the fair value of the anticipated realizable value. Bad debts are written off during the period in which they are identified.

Investments

Investments in subsidiaries are reflected at cost. If the directors are of the opinion that there has been a permanent diminuation in the value of these investments they are written down, with the write down recognized as an expense in the period in which the diminuation is determined to have taken place.

Listed investments, are investments in listed companies, other than investments in subsidiaries and associates and are classified as available-for-sale and are accounted for at fair value. The fair value is based on the quoted market price of the respective listed investments at year-end. Changes in the carrying amount of available-for-sale investments are excluded from earnings and included as a separate component of shareholders' equity. On disposal of available-for-sale investments, amounts previously included as a separate component of shareholders' equity, are transferred to the income statement and included in the determination of the gain/(loss) on disposal of available-for-sale securities. Unrealized losses are recognized in the determination of net income/(loss) when it is determined that a significant, other than temporary, decline in the value of the investment, has occurred.

Cash and cash equivalents are defined as cash on hand, deposits held with banks, money-market instruments and highly liquid investments with maturity within 3 months. Cash and cash equivalents are measured at fair value.

Accounts receivable are stated at the gross invoice value adjusted for payments received and an allowance for doubtful debts where considered appropriate. Bad debts are written off when identified.

Long-term borrowings are initially recorded at the fair value of the consideration received, which is cost net of issue cost associated with the borrowing, and subsequently measured at amortized cost, using the effective interest rate method. Amortized cost is calculated taking into account any issue costs and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are extinguished as well as through the amortization process.

Accounts payable are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Derivative instruments

Statement of Financial Accounting Standard 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, was adopted by the Group with effect from January 1, 2001.

Previously gains and losses on derivative instruments, which effectively established minimum prices for designated future production, were recognized in revenue when the planned production was delivered. Previously if an instrument regarded as a hedge was sold, extinguished or terminated prior to delivery of the planned production, losses were recognized at the date of sale or closure, and any gains were deferred until the original designated delivery date. Derivatives which were not designated to future production were accounted for on a mark-to-market basis and the associated gains and losses were immediately recognized in income.

Under SFAS 133, all derivatives are recognized on the balance sheet at their fair value, unless they meet the criteria for the normal purchases, normal sales exemption.

On the date a derivative contract is entered into, the Group designates the derivative for accounting purposes as either:

(1)	a hedge of the fair value of a recognized asset or liability (fair value hedge);

(2)	a hedge of a forecasted transaction (cash flow hedge);

(3)	a hedge of a net investment in a foreign entity;

(4)	a derivative to be marked to market; or

(5)	exempt from SFAS 133, due to qualifying for the normal purchase, normal sales exemption.

Certain derivative transactions, while providing a degree of economic hedges under the Group's risk management policies, do not qualify for hedge accounting. The Group does not currently hold or issue derivative financial instruments for trading or speculative purposes.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recorded in the income statement, along with changes in fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative are highly effective, and that is designated and qualifies as a cash flow hedge, is recognized directly as a separate component of shareholders' equity. Amounts deferred as a component of shareholders' equity are included in the income statement in the same periods during which the hedge fimr commitment or forecasted transaction affects the profit or loss.

Hedges of net investment in foreign entities are accounted for similarly to cash flow hedges. Recognition of derivatives which meet the criteria for the normal purchases, normal sales exemptions uner SFAS 133 are deferred until settlement and under these contracts the Group must physically deliver a specified quantity of gold at a future date at a specified price to the contracted counter party.

Changes in the fair value of derivatives which are not designated as hedges, and do not qualify for hedge accounting are recognized in the income statement.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Group formally assesses both the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

With the adoption of SFAS 133 at January 1, 2001, certain of the Group's derivatives qualified for cash flow hedge accounting resulting in a net of tax, cumulative effect of change in accounting

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

principle adjustment of $1.5 million, net of minority shareholders' interest, recorded in other comprehensive income. The cumulative effect adjustment was required to record the fair value of those derivative instruments on the balance sheet, which previously qualified for hedge accounting and were not recorded on the balance sheet.

EMPLOYEE BENEFITS

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Accruals are made for accumulated leave.

Termination benefits

Termination benefits are charges against income when the Group is demonstrably committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits

Defined contribution plans – retirement, provident and pension funds

The Group contributes to a number of retirement plans on behalf of its employees, all being of a defined contribution nature. The Group's contributions to these defined contribution plans in respect of services rendered during a reporting period are recognized as an expense in that period.

Post-retirement medical aid liability

The Group has an obligation to provide certain medical aid benefits to certain pensioners and their dependents. A liability for these retirees and their dependents are accrued for in full based upon an independent actuarial valuation performed annually.

Actuarial gains and losses as a result of experience adjustments and/or the effects of changes in actuarial assumptions are recognized immediately as income or expenditure. Between actuarial valuations, the provision is adjusted for changes in actuarial assumptions recommended by the actuaries.

DIVIDENDS PAID are recognized when declared by the board of directors. Dividends are payable in South African Rands. Dividends declared to foreign shareholders are subject to approval by the South African Reserve Bank in terms of South African foreign exchange control regulations. In practice, dividends are freely transferable to foreign shareholders.

EARNINGS/(LOSS) PER SHARE is computed by dividing net profit/(loss) divided by the weighted average number of shares in issue during the year. Fully diluted earnings per share are presented when the inclusion of potential common shares has a dilutive effect on earnings per share.

STOCK-BASED COMPENSATION:

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

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Pro-forma information regarding net income and earnings per share is required by SFAS No.123 "Accounting for Stock-Based Compensation". This information is required to be determined as if the Group had accounted for its employee stock options, granted subsequent to December 31, 1995, under the fair value method of that statement.

The fair value of options granted in the fiscal years ended December 31, 2003, 2002 and 2001, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	2003	2002	2001
Expected life (in years) — RSOR(1)	—	—	—
Expected life (in years) — RRSOR(2)	—	4	4
Risk free interest rate — RSOR	—	—	—
Risk free interest rate — RRSOR	—	1.9%	3.9%
Volatility — RSOR	—	—	—
Volatility — RRSOR	—	84%	61%
Dividend yield — RSOR	—	—	—
Dividend yield — RRSOR	—	0%	0%

(1)	RSOR-Randgold Share Option Scheme.

(2)	RRSOR-Randgold Resouces Share Option Scheme.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Group's and RRL's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing model does not necessarily provide a reliable single measure of the fair value of its options. No options were granted in the 2003 financial year.

During the fiscal years ended December 31, 2003, 2002 and 2001, the weighted average estimated fair value of employee stock options granted under the RSOR scheme was Rnil, Rnil and Rnil respectively.

During the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $nil, $4.07 and $1.86 per share, respectively.

The following table illustrates the effect on net income and earnings per share, as determined if the Group had applied the fair value recognition provisions of FAS 123, to stock-based employee compensation:

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001   (continued)

2.    SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

(In thousands except for earnings per share information):

	2003	2002	2001
	$000	$000	$000
Net income/(loss) as reported under US GAAP	36,224	27,488	(407)
Less: Total stock-based compensation expense determined under fair value based method of all awards	(521)	(925)	(1,332)
Pro-forma net income/(loss)	35,703	26,563	(1,739)
Earnings/(loss) per share:
Basic — as reported (cents)	75	64	(1)
Basic — pro forma (cents)	74	62	(4)
Diluted — as reported (cents)	74	63	—
Diluted — pro forma (cents)	73	61	—

The impact on pro-forma net income and earnings/(loss) per share in the table above may not be indicative of the effect in future years. The Group and RRL continue to grant stock options to new employees. This policy may or may not continue.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

3.    RECENT PRONOUNCEMENTS

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (Revised 2003)

On January 17, 2003, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46, (FIN 46 or the "Interpretation"), Consolidation of Variable Interest Entities. FIN 46 was intended to provide guidance in determining (1) whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements (or other existing authoritative guidance) or, alternatively, (2) whether the variable interest model under FIN 46 should be used to account for existing and new entities. However, the guidance contained in FIN 46 for making such a determination resulted in many more questions than it did answers. As a result in July 2003, the FASB added a limited-scope project to its agenda to modify FIN 46. In December 2003, the FASB released a revised version of FIN 46 (hereinafter referred to as FIN 46R) clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46.

The variable interest model of FIN 46R was only slightly modified from that contained in FIN 46. The variable interest model looks to identify the "primary beneficiary" (PB) of a variable interest entity (VIE). The PB is the party that is exposed to the majority of the risk or stands to benefit the most from the VIE's activities. A VIE would be required to be consolidated if either of the following conditions are met:

1.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

2.	The equity investors lack any one of the following three characteristics of a controlling financial interest:

•	The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity.

•	The obligation to absorb the expected losses of the entity.

•	The right to receive the expected residual returns of the entity.

FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" (as defined in paragraph 395 of FASB Statement No. 123, Accounting for Stock-Based Compensation) to all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003 (i.e., as of December 31, 2003 for an entity with a calendar year-end). All entities created after January 31, 2003 by Public Entities were already required to be analyzed under FIN 46, and they must continue to do so, unless FIN 46R is adopted early. FIN 46R will be applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004.

On April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149 ("SFAS 149"), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

3.    RECENT PRONOUNCEMENTS (continued)

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

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13.

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues".

Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)".

In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Some revenue arrangements contain multiple revenue-generating activities. The staff believes that the determination of the units of accounting within an arrangement should be made prior to the application of the guidance in this SAB Topic by reference to the applicable accounting literature.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

3.    RECENT PRONOUNCEMENTS (continued)

FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)

On December 23, 2003 the Financial Accounting Standards Board (FASB or the "Board") released revised FASB Statement No. 132 (FAS 132), Employers' Disclosures about Pensions and Other Postretirement Benefits. The revised standard provides required disclosures for pensions and other postretirement benefit plans and is designed to improve disclosure transparency in financial statements. The revised standard replaces existing pension disclosure requirements. Some of the required disclosures include:

Plan assets by category (i.e., debt, equity, real estate)
Investment policies and strategies
Target allocation-percentages or target ranges for plan asset categories
Projections of future benefit payments
Estimates of future contributions to fund pension and other postretirement benefit plans
Interim disclosures of items such as (1) net periodic benefit cost recognized during the period, including service cost, interest cost, expected return on plan assets, prior service cost, and gain/loss due to settlement or curtailment and (2) employer contributions paid and expected to be paid, if significantly revised from the amounts previously disclosed.

The requirements of the standard are effective for public entities for fiscal years ending after December 15, 2003 (for calendar year companies, this means in their 2003 year-end financial statements) unless otherwise stated in the standard. The Group has adopted the disclosure requirements provided by this statement for the year ended December 31, 2003.

FASB Staff Position (FSP), which amends FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

At the March 17-18, 2004 FASB Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on EITF Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets," that mineral rights, as defined in the issue, are tangible assets. There is an inconsistency between this consensus that mineral rights are tangible assets and the characterization of mineral rights as intangible assets in Statements 141 and 142. This FSP amends Statement 141 and Statement 142 to address that inconsistency.

The guidance in this FSP shall be applied to the first reporting period beginning after April 29, 2004. If the guidance in this FSP results in the recharacterization of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortization or depreciation of the asset shall be accounted for prospectively. Early application of this guidance is permitted in periods for which financial statements have not yet been issued. The Group has adopted this standard as of December 31, 2003.

In March 2004, the EIFT issued Emerging Issued Task Force No. 04-3, Mineral assets: Impairment and Business Combinations.

SEC Securities Act Industry Guide No. 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. 'Possible' reserves are estimated reserves that are less well established than proven and probable reserves.

FASB Statement No. 89, Financial Reporting and Changing Prices, provide less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with 'possible' mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchased business combination.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

3.    RECENT PRONOUNCEMENTS (continued)

In March 2004, the Task Force reached consensus that the value attributable to the value beyond proven and probable reserves (VBPP) "and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination.

Additionally, the Task Force reached consensus that the value attributable to VBPP and the effects of anticipated fluctuations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144".

The consensus should be applied prospectively to business combinations completed and impairment tests performed in reporting periods beginning after March 31, 2004. The additional consensus is effective prospectively to FAS 144 impairment tests completed after March 31, 2004.

The Task Force's consensus was ratified by the FASB at its March 31, 2004 meeting.

The Issue will not be discussed at a future meeting.

The Group is currently evaluating the impact of this issue on its results of operations and financial position.

4.    IMPAIRMENT OF GOODWILL

	Year Ended December 31 2003 $'000	Year Ended December 31 2002 $'000	Year Ended December 31 2001 $'000
Impairment of goodwill	3,316	—	—

The goodwill in respect of the Group's investment in Viking Pony, a wholly-owned subsidiary, was found to be impaired as a result of the decrease in market prices of the investments held in Viking Pony at date of acquisition.

The recoverable amount was determined at the cash-generating unit level and represents the value in use, determined by reference to market prices for the equivalent assets. The investment relates to the South African investments and corporate activities segment.

5.    IMPAIRMENT OF AVAILABLE-FOR-SALE INVESTMENTS

	Year Ended December 31, 2003 $'000	Year Ended December 31, 2002 $'000	Year Ended December 31, 2001 $'000
Impairment of available-for-sale investments	3,882	—	—

The impairment of the available for sale investments relates to the significant devaluation of the market price of certain listed investments. The devaluation is considered other than temporary.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

6.    EMPLOYMENT TERMINATION COSTS

	Year Ended December 31 2003 $'000	Year Ended December 31 2002 $'000	Year Ended December 31 2001 $'000
Employment termination costs	—	—	1,470

The $1.47 million retrenchment expense was as a result of the closure of operations at Syama mine.

7.    INCOME AND MINING TAXES

	Year Ended December 31 2003 $'000	Year Ended December 31 2002 $'000	Year Ended December 31 2001 $'000
Foreign taxation — mining	—	—	(126)
Current — income tax	4,862	—	—
Overprovision of taxation in respect of prior year	(947)	—	—
Total income tax expense	3,915	—	(126)

South African non-mining current tax is paid at 30%. For the years presented, no significant mining operations were conducted in South Africa.

STC is a tax on dividends declared, and at present the STC tax rate is 12.5%. To the extent that the Company receives dividends from any of its subsidiaries and listed investments, such received dividends are offset against the amount of dividends paid by the Company for the purposes of calculating the amount subject to the 12.5% STC tax.

Foreign taxation consists of taxation paid by the Malian company, Somisy (SA), which is based on the greater of 35% of that company's taxable profit, or 0.75% of gross revenue earned by the company.

The operating joint venture, Morila, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Group was to effectively increase its net income by $8.3 million, $15.0 million and $11.3 million, due to not recording its share of Morila's tax expense for the years ended December 31, 2003, 2002 and 2001, respectively. Accordingly, had the Group not benefited from the tax holiday in Mali, earnings per share would have been reduced by $0.28, $0.35 and $0.27 for the years ended December 31, 2003, 2002 and 2001 respectively.

Thus, the tax accounting for the Group on a consolidated basis for 2001 and 2000 reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. No tax charge for the periods included in suspended operations has accrued in 2003 and 2002, based on Malian tax law.

Major items causing the Company's income tax provision to differ from the estimated effective South African non-mining tax rate of 30% were as follows:-

The group had assessable losses at December 31, 2003, 2002 and 2001 for deduction against future taxable income.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

7.    INCOME AND MINING TAXES (continued)

	Year Ended December 31 2003 $'000	Year Ended December 31 2002 $'000	Year Ended December 31 2001 $'000
Tax at statutory rate	1,575	(9,137)	(1,836)
Capital gains tax on RRL shares sold	4,473	—	—
Tax on imputed interest	360	—	—
Amount carried over to unrecognized tax losses	2,674	—	—
Utilization of previously unrecognized tax losses	(288)	—	—
Disallowable expenditure/deferred income and mining tax asset valuation allowances	1,033	(3,740)	(8,036)
Non-taxable income/additional deductions	(4,965)	12,877	9,746
Overprovision in prior year	(947)	—	—
Total income and mining tax expense	3,915	—	(126)

The non-taxable income during the year is comprised of equity income from RRL, which has a tax holiday (tax exemption).

The disallowable expenditure is comprised of goodwill written off during the year, which is not deductible under South African tax law.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

8.    EARNINGS PER SHARE

	For the Year Ended December 31, 2003
	Income $'000 (Numerator)	Shares (Denominator)	Per Share Amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2003	—	43,696,256	—
Weighted number of shares issued	—	4,540,383	—
Income available to shareholders	36,224	48,236,639	0.75
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees	—	133,034	—
Fully diluted earnings per share	36,224	48,369,673	0.74

	For the Year Ended December 31, 2002
	Income $'000 (Numerator)	Shares (Denominator)	Per Share Amount $
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002	—	41,701,921	—
Weighted number of shares issued	—	1,335,205	—
Income available to shareholders	27,488	43,037,126	0.64
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees	—	409,364	—
Fully diluted earnings per share	27,488	43,446,490	0.63

	For the Year Ended December 31, 2001
	Income $'000 (Numerator)	Shares (Denominator)	Per Share Amount $
BASIC LOSS PER SHARE
Shares outstanding January 1, 2001	—	41,437,419	—
Weighted number of shares issued	—	140,766	—
	(407)	41,578,185	(0.01)

No diluted loss per share has been calculated for the year ended December 31, 2001.

9.    CASH AND CASH EQUIVALENTS

	December 31 2003	December 31 2002
	$'000	$'000
Cash and cash equivalents	1,672	2,541

Cash and cash equivalents consist of cash on hand, balances with banks and money-market instruments.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

10.    RECEIVABLES

	December 31 2003	December 31 2002
	$'000	$'000
Trade accounts receivable:
— Randgold Resources Ltd	167	—
— Other	145	—
Other receivables	205	718
	517	718

11.    PROPERTY, MINERAL RIGHTS AND PROSPECTING PERMITS

	December 31 2003	December 31 2002
	$'000	$'000
Undeveloped properties (mineral rights)	5,284	1,280
Prospecting permits	6,077	—
Other non-mining assets	571	419
	11,932	1,699

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, mineral rights, prospecting permits and other non-mining assets, the net carrying value thereof is adjusted to its recoverable amount.

12.    INVESTMENTS

	December 31 2003	December 31 2002
	$'000	$'000
Other listed investments	64,358	17,345

Other listed investments comprise investments in listed South African companies. These investments are classified as available-for-sale, and are accounted for at fair value.

Included in other comprehensive income as at December 31, 2003 are net gains on available for sale investments of $4.9 million and net losses of $0.9 million.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

13.    INVESTMENT IN ASSOCIATE

Investment in Randgold Resources Limited comprise of:

	December 31 2003	December 31 2002
	$'000	$'000
Opening balance	57,209	20,625
Net gain on share capital movements in associate	568	10,126
Share of equity income for the period	20,228	25,383
Decrease in Group's holding due to shares sold	(14,002)	—
Share of movement in cash flow hedges (net)	328	(876)
Share of movement in additional paid in capital due to stock compensation expense	978	1,951
Closing balance	65,309	57,209

The Group's shareholding in RRL was diluted from 48.12% to 36.86% during the 2003 year due to RRL shares sold and the issue of share options in RRL.

At the time of RRL's listing on Nasdaq in July 2002, it issued 5 million new shares to new shareholders. This resulted in the Group's portion of the total RRL shareholding reducing from 59% to 48%. From July 2002 RRL is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company. Subsequent to this date profits from RRL are shown as a single line item in the consolidated financial statements resulting in a gain of $10.1 million reported in 2002.

14.    OTHER LONG-TERM ASSETS

	December 31 2003	December 31 2002
	$'000	$'000
Loan to JCI Gold Limited	13,689	—
Other loan receivable	12,435	—
Deferred payment of shares sold	3,856	—
	29,980	—

JCI Gold Limited has pledged $6.7 million in the form of Western Areas Limited shares as security for the respective loan. The loan bears interest at 1% above the call rate that The Standard Bank of South Africa offers its corporate clients. See note 23.

Security has been provided for the other loan receivable in the form of 104 million JCI Limited ordinary shares, fairly valued at $12.1 million on December 31, 2003. The loan bears interest at the prime rate charged by The Standard Bank of South Africa plus 0.5% and is payable on December 31, 2004. See note 23.

Security has been provided for the deferred payment in the form of 660,000 Western Areas Limited ordinary shares, fairly valued at $4.1 million on December 31, 2003.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

15.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31 2003	December 31 2002
	$'000	$'000
Trade payables	65	—
Payroll and compensation	172	84
Related party payables	260	4,684
Other payables	508	1,929
	1,005	6,697
The related party payables are in respect of:
— Randgold Resources Limited	260	—
— Consolidated Mining Management Services Limited	—	3,723
— Western Areas Limited	—	961
	260	4,684

16.    PROVISION FOR POST-RETIREMENT BENEFITS

	December 31 2003	December 31 2002
	$'000	$'000
Opening balance	6,005	4,506
Interest cost for the year	654	518
Actuarial loss/(profit) recognized during the year	727	(249)
Contributions paid during the year	(498)	(373)
Translation adjustment	1,869	1,603
	8,757	6,005

The Group has accrued in full for their post-retirement medical cost obligations based on the latest calculations by independent actuaries that include appropriate mortality tables and assuming long-term estimates of increases in medical costs and appropriate discount rates. The principal assumptions were as a medical cost inflation of 8.5% (2002: 10%) and a valuation interest rate of 9.5% (11.5%) and the measurement date was December 31, 2003.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

16.    PROVISION FOR POST-RETIREMENT BENEFITS (continued)

Sensitivity analysis on the unfunded accrued liability:

December 31, 2003
$'000
Assumption and change
Health care inflation
+1%	9.7
–1%	8.0
Post retirement mortality
–2 years	9.5
+2 years	8.1
Average retirement age
–2 years	8.9
Withdrawal rates
–25%	8.8

17.    LONG TERM LIABILITIES

	December 31 2003	December 31 2002
	$'000	$'000
ABSA short-term loan	—	3,615
	—	3,615
Less: Current portion	—	(3,615)
	—	—

In September 2001 a R70 million (US$ 5.8 million) one year loan was obtained from ABSA bank. The loan bore interest at the South African prime overdraft rate ("prime") for an initial six month period which ended on March 28, 2002 and at prime plus two percent for the six months thereafter. During the 2002 fiscal year the terms of the agreement were renegotiated. The period of the loan was extended to September 30, 2003 and the interest rate changed to the prime rate for the full period of the loan.

In March 2002 R30 million ($2.9 million) of the capital amount of the loan was repaid. This was funded by the sale of 1.5 million shares in Durban Roodepoort Deep Limited. In September 2002 a further R10 million ($1 million) was repaid, leaving an outstanding balance of R30 million ($3.6 million), collaterized by 7,360,000 RRL shares at the end of the 2002 fiscal year.

In March 2003 the Group repaid a further R10 million ($1.2 million) on the loan, and the balance of R20 million ($2.4 million) was settled at the end of June 2003. The March 2003 repayment was funded from the proceeds of employee share options exercised. The final settlement in June 2003 was paid from the proceeds of the sale of RRL shares.

The weighted average interest rate for the year ended December 31, 2002 was 15% (2001: 13%).

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

18.    EMPLOYEE BENEFIT PLANS

18.1    PENSION AND PROVIDENT FUNDS

The Group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Group contributions having been fixed in the constitutions of the funds.

All the Group's employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Group and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Group for the years ended December 31, 2003, 2002 and 2001 amounted to $0.02 million, $0.3 million and $0.3 million respectively.

18.2    RANDGOLD SHARE OPTION SCHEME

Randgold & Exploration Company Limited ("RG&E) has an Employee Share Option Scheme ("Randgold Share Option Scheme" hereafter referred to as the RSOR scheme) under which all employees may be granted options to purchase shares in the Company's authorized but unissued common stock. 7,000,000 unissued shares have been reserved for the RSOR scheme. In terms of the rules of the RSOR scheme, the option purchase price is equal to fair market value at the date of grant.

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

Tables are denominated in South African Rands ("R"), where applicable.

The following table summarizes the information relating to the RSOR options outstanding:

	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
AT DECEMBER 31, 2003
Range of exercise price (R)
5.90 - 11.00	29,592	5.85	6.71
11.01 - 15.50	173,830	1.29	12.39
Total	203,422	1.95	11.56
AT DECEMBER 31, 2002
Range of exercise price (R)
5.90 - 11.00	125,359	4.70	7.63
11.01 - 15.50	1,115,150	2.26	12.69
15.51 - 22.25	154,400	3.07	18.14
Total	1,394,909	2.57	12.84

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

18.2    RANDGOLD SHARE OPTION SCHEME (Continued)

The following table summarizes the information about the RSOR options exercisable:

	Weighted Number of Shares	Average Exercise Price (R)
AT DECEMBER 31, 2003
Range of exercise prices (R)
5.90 – 11.00	16,492	5.61
11.01 – 15.50	173,830	12.39
	190,322	11.80
AT DECEMBER 31, 2002
Range of exercise prices (R)
5.90 - 11.00	95,359	8.09
11.01 - 15.50	1,115,150	12.69
15.51 - 22.25	154,400	18.14
Total	1,364,909	12.99

Activities of the RSOR share option scheme follow:

	Available For Grant	Number of Shares	Average Price Per Share (R)
BALANCE AT DECEMBER 31, 2000	28,612	3,687,146	—
Shares lapsed during the year	33,400	(33,400)	6.05
Shares exercised during the year	—	(264,502)	8.81
BALANCE AT DECEMBER 31, 2001	62,012	3,389,244	—
Shares exercised during the year	—	(1,994,335)	17.47
BALANCE AT DECEMBER 31, 2002	62,012	1,394,909	—
Shares lapsed during the year	(62,012)	62,012	—
Shares exercised during the year	—	(1,253,499)	13,41
BALANCE AT DECEMBER 31, 2003	—	203,422	—

18.3    RANDGOLD RESOURCES SHARE OPTION SCHEME

An associate of the Company, RRL (previously a subsidiary) has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of RRL may be reserved for the scheme. As at December 31, 2002 and December 31, 2001, 4,121,644 and 3,371,644 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

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

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

18.3    RANDGOLD RESOURCES SHARE OPTION SCHEME (Continued)

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

Share option activity was as follows: (all figures are number of shares, except for average price per share data).

	Available For Grant	Number of Shares	Average Price Per Share ($)
BALANCE AT DECEMBER 31, 2000	647,433	2,636,566	—
Amendment to the share option scheme	(35,759)	23,664	—
Shares authorized during the year	99,740	—	—
Shares lapsed during the year	1,010,259	(1,010,259)	4.65
Shares granted during the year	(1,210,000)	1,210,000	3.37
Shares exercised during the year	—	(1,013,404)	3.06
BALANCE AT DECEMBER 31, 2001	511,673	1,846,657	—
Shares authorized during the year	750,000	—	—
Shares lapsed during the year	25,322	(25,322)	3.69
Shares granted during the year	(1,026,639)	1,026,639	6.48
Shares exercised during the year	—	(202,110)	3.61
BALANCE AT DECEMBER 31, 2002	260,356	2,645,774	—

The table below summarizes information about the RRSOR options outstanding:

Outstanding Options	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price ($)
AT DECEMBER 31, 2002
2.3 - 4.97	1,081,259	7.61	3.46
5.00 - 7.00	1,135,239	8.39	6.40
10.00 - 16.50	429,276	4.15	13.46
	2,645,774	7.38	6.34

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

18.3    RANDGOLD RESOURCES SHARE OPTION SCHEME (Continued)

The table below summarizes the information about the RRSOR exercisable options outstanding:

Exercisable Options	Number of Shares	Weighted Average Exercise Average ($)
AT DECEMBER 31, 2002
2.50 - 4.97	608,159	3.49
5.00 - 7.00	64,600	6.03
10.00 - 16.50	429,276	13.46
	1,102,035	7.52

The range of option exercise prices is wide primarily due to fluctuations of the RRL stock price over the period of the grants.

19.	REDUCTION OF INTEREST IN RANDGOLD RESOURCES LIMITED ("RRL")

As at December 31, 2003

The Group's interest in associate, RRL, decreased from 48.12% to 36.86% through the sale of RRL shares (10.64%) and the issue of share options by RRL during the year.

Details of the sale of shares are as follows:

	Jun 18 2003	Aug 6 2003	Sept 30 2003	Oct 14 2003	Oct 21 2003	Nov 25 2003	Total Dec 31 2003
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Net book value of interest in RRL
– before sale	68,750	70,022	66,282	67,271	66,668	64,490
– after sale	63,586	64,605	65,115	66,668	65,463	64,045
	5,164	5,417	1,167	603	1,206	445	14,002
Cash proceeds on sale of Shares	15,812	17,231	4,746	2,161	4,305	1,951	46,206
Dilution gain on reduction of interest in RRL	10,648	11,814	3,579	1,558	3,099	1,506	32,204
% decrease	4.75%	3.80%	0.70%	0.44%	0.69%	0.26%	10.64%

On June 6, 2003, we sold 952,481 RRL shares to Kemonshey Holdings (Pty) Limited. The balance of 2,527,481 RRL shares were sold on the open market during the year.

As at December 31, 2002

At the time of RRL's listing on the Nasdaq in July 2002, it issued 5 million new shares to new shareholders. This resulted in the Group's portion of the total RRL shareholding reducing from 59% to 48%. From July 2002 RRL is therefore not consolidated as a subsidiary, but accounted for by the equity method as an associate company.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

19.	REDUCTION OF INTEREST IN RANDGOLD RESOURCES LIMITED ("RRL") (Continued)

The book value of the Group's share of the assets and liabilities at the time of the change in status was as follows:

Jul 7 2002 $'000
Property, plant and equipment	13,955
Current assets	716
Investment in JV	51,775
Long term loans, loans from outside shareholders in subsidiaries and outside shareholders interest	(44,389)
Net book value of interest in subsidiary before share issue	20,625
Net book value of interest in associate after share issue	30,751
Cash proceeds received	—
Dilution gain on reduction of interest in subsidiary/associate	10,126
Currency translation differences: dilution of subsidiary/associate	2,732
Total gain on reduction of interest in subsidiary/associate	12,858
Cash proceeds received on reduction of interest in subsidiary/associate	—
Net cash decrease on subsidiary becoming an associate	2,954
2,954

20.    ACQUISITIONS

20.1    INTEREST IN VIKING PONY PROPERTIES 359 (PTY) LIMITED ("VIKING PONY")

On July 28, 2003, the Group acquired 100% of the share capital of Viking Pony and an outstanding loan in the amount of $33.5 million through the issue of 8.8 million new ordinary shares to Phikoloso. Viking Pony held 315,000 Anglo Platinum shares, 315,000 Harmony shares and 7.3 million Afrikander Lease shares. In addition, it owns 75% of Kabusha Mining and Finance (Pty) Ltd. which in turn holds 22.5 million shares in Afrikander Lease. On the date of the acquisition, the Group's ordinary shares were valued at $4.01. The acquired business contributed revenues of $249,440 and an operating loss of $1.26 million to the Group for the period from date of acquisition to December 31, 2003. Kabusha is considered a variable interest entity and is, therefore, consolidated into Viking Pony under FIN46. Kabusha's main non-current assets consists of 23 million shares of Afrikander Lease Limited and its only liability consists of a loan payable to Viking Pony in the amount of $17.6 million as at December 31, 2003. Kabusha's only activities consist of the maintenance of its shareholding in Afrikander Lease Limited and the Group is Kabusha's primary beneficiary.

Details of the net assets acquired are as follows:

$'000
Available-for-sale investments	32,816
Minority interest	(849)
Long-term liabilities	(33,476)
Fair value of net assets acquired	(1,509)
Total purchase consideration through the discharge of shares issued	(1,807)
Goodwill	(3,316)

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

19.	REDUCTION OF INTEREST IN RANDGOLD RESOURCES LIMITED ("RRL") (Continued)

20.2	INTEREST IN FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED ("FSD")

On December 22, 2003, the Group acquired 55.1% of the share capital of FSD through the issue of 1,531,030 million new ordinary shares to various FSD shareholders. FSD holds various mineral and mining participation rights, certain of which are the subject of prospecting agreements with various mining companies. On the date of the acquisition, the Group's ordinary shares were valued at $4.27. The other 44.9% in FSD is held by JCI Limited.

Details of the net assets acquired are as follows:

$'000
Cash and cash equivalents	13
Receivables	3
Property, plant and equipment	3,506
Other long-term assets	8,676
Payables	(330)
Minority interest	(5,328)
Fair value of net assets acquired through the discharge of shares issued	6,540
Cash and cash equivalents acquired in subsidiary	13
6,553

21.    FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group's financial instruments are set out in note 22.

21.1    CONCENTRATION OF CREDIT RISK

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that transactions are entered into with counterparties with an appropriate credit history. An adequate level of provision is maintained.

21.2    FOREIGN EXCHANGE RISK

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily US$). The Group has investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. As a result, the Group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. The Group does not currently hedge its exposure to foreign currency.

21.3    INTEREST RATE AND LIQUIDITY RISK

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing liabilities. Fluctuations in interest rates impact on the value of income received from short-term cash investments and other long-term assets.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close our market position. In the ordinary course of business, the Group receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

19.	REDUCTION OF INTEREST IN RANDGOLD RESOURCES LIMITED ("RRL") (Continued)

managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. In addition, the Group has been able to actively source financing through public offerings of Randgold & Exploration's shares and the sale of investments.

22.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at December 31, 2003 and 2002. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	Year ended December 31,
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$'000	$'000	$'000	$'000
Financial assets
Cash and equivalents	1,672	1,672	2,541	2,541
Receivables	517	517	718	718
Investments	64,358	64,358	17,345	17,345
Other long-term assets	29,980	29,980	—	—

Financial liabilities
Accounts payable	1,005	1,005	6,697	6,697
Current portion of long-term loans	—	—	3,615	3,615

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

23.    RELATED PARTY TRANSACTIONS

Mr. R.A.R. Kebble, our chairman, is also the chairman of RRL and JCI and is a non-executive director of Western Areas. Mr. Buitendag is also a director of JCI, Consolidated Mining Management Services Limited and Continental Goldfields Limited. Mr. R.B. Kebble is a director of JCI and Western Areas. As of May 31, 2004, JCI owned 12,527,869 or approximately 21.77% of our ordinary shares.

In terms of a services agreement entered into with RRL, Randgold & Exploration provides certain technical and administrative services to RRL. This is done on a cost plus mark up basis, and the net income for 2003 was $0.1 million (2002: $0.1 million). At December 31, 2003, a net amount of $93,000 (2002: $nil) was payable to RRL.

On June 30, 2003, the Company paid $4.3 million, consisting of $3.7 million capital and 0.6 million interest, to Consolidated Mining Management Services Limited, to settle the loan payable.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

23.    RELATED PARTY TRANSACTIONS (Continued)

The Company made three payments, totaling $1.1 million during fiscal 2003, to settle the loan of $1 million owing to Western Areas Limited. The final payment was made on October 28, 2003 and included in the total was interest of $0.1 million.

On July 1, 2003, the Company entered into a loan agreement with JCI Gold Limited ("JCI") whereby $4 million was extended to JCI. The loan bears interest at a rate of one percent above the call rate that the Standard Bank of South Africa offers its corporate clients. The outstanding blance on this loan as of December 31, 2003 was $4.7 million.

On July 10, 2003, we converted a debt of $1.8 million owed to us by Continental Goldfields Limited arising from the sale of Transvaal Gold Mining and Estates Limited in 2000, to shares, acquiring 40 million Simmer and Jack Mines, Limited shares. This represents approximately 18% of the issued ordinary share capital of that company.

On December 22, 2003, we acquired a 55.1% interest in Free State Development and Investment Corporation Limited, or FSD, which holds mineral and mining participation rights, certain of which are the subject of prospecting agreements with various mining companies, in exchange for 1,531,030 of our ordinary shares. JCI holds the other 44.9% interest in FSD. Through this acquisition, the Group obtained a loan owed by JCI of which $9 million was outstanding on December 31, 2003.

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

24.    GEOGRAPHIC AND SEGMENT INFORMATION

The Group, through its direct and indirect investments, is involved in mining and exploration activities in South Africa and West Africa.

The Group has three main reportable segments that comprise the structure used by senior management to make key operating decisions and assess performance. These are the gold mining activities in West Africa (RRL), the Group's exploration activities in South Africa (Minrico) and the Group's investments and corporate activities in South Africa.

The Group's reportable segments are differentiated by their geographic location and the activities they undertake.

The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The measurements of reportable segments profitability and assets are reconciled to the amounts reported in the Group's consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

a) Year ended December 31, 2003

Geographical segments	Non-South African	South African Investment
Business segments	Gold mining activities	Exploration activities	South African Investment and corporate activities	Total
	$'000	$'000	$'000	$'000
Product sales	—	—	—	—
Mine production costs	—	—	—	—
Mine operating profit/(loss)	—	—	—	—
Interest expense	—	(22)	(831)	(853)
Dividends and interest received	—	—	1,238	1,238
Depreciation and amortization	—	(8)	(16)	(24)
Impairment of goodwill	—	—	(3,316)	(3,316)
Impairment of available-for-sale investments	3,882	—	—	3,882
Loss on disposal of investments	—	—	(4,518)	(4,518)
Profit due to decrease in holding in associate/ subsidiary	33,214	—	25	32,239
Exploration and corporate expenditure	(171)	(287)	(3,243)	(3,701)
Other income	—	461	1,522	1,983
Profit/(loss) before tax, equity income and minority interest	33,043	144	(13,019)	20,168
Equity income from associate	19,250	—	—	19,250
Minority interest	—	35	757	93
Taxation	—	(10)	(3,905)	(3,915)
Net income/(loss)	52,292	99	(16,167)	36,224
Capital expenditure	—	34	32	66
Total assets	—	49	173,719	173,768
Total external liabilities	—	—	15,608	15,608

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

24.    GEOGRAPHIC AND SEGMENT INFORMATION (continued)

b) Year ended December 31, 2002

Geographical segments	Non-South African	South African
Business segments	Gold mining activities	Exploration activities	Investment and corporate activities	Total
	$'000	$'000	$'000	$'000
Product sales	—	—	—	—
Mine production costs	—	—	—	—
Mine operating profit/(loss)	—	—	—	—
Interest expense	(1,510)	—	(1,151)	(2,661)
Dividends and interest received	65	—	239	304
Depreciation and amortization	(838)	—	—	(838)
Loss on financial instruments	(1,145)	—	—	(1,145)
Loss on disposal of investments	—	—	(143)	(143)
Exploration and corporate expenditure	(5,859)	—	—	(5,859)
Other (expenditure)/ income	(499)	(29)	(598)	(1,126)
Stock compensation	(1,797)	—	—	(1,797)
Loss before tax, equity income and minority interest	(11,583)	(29)	(1,653)	(13,265)
Equity income from associate	25,383	—	—	25,383
Equity income from joint venture	18,339	—	—	18,339
Minority interest	(2,969)	—	—	(2,969)
Net profit/(loss)	29,170	(29)	(1,653)	27,488
Capital expenditure	19,373	—	—	19,373
Total assets	163,352	—	15,348	178,700
Total external liabilities	150,978	—	20,408	171,386

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

24.    GEOGRAPHIC AND SEGMENT INFORMATION (continued)

c) Year ended December 31, 2001

	Syama Mine (Mali)	Group's Share of Morila Mine (Mali)	Corporate, Exploration and Other		Sub Total	Adjustment for Group's Share of Associate Mine	Total
			Non-South African	South African
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Profit and Loss
Gold sales	16,723	67,431	—	—	84,154	(67,431)	16,723
Termination costs relating to the closure of Syama	(1,470)	—	—	—	(1,470)	—	(1,470)
Mine production costs	(23,867)	(21,017)	—	(1,058)	(45,942)	21,017	(24,925)
Mine operating profit/(loss)	(8,614)	46,414	—	(1,058)	36,742	(46,414)	(9,672)
Royalties	(1,053)	(4,748)	—	—	(5,801)	4,748	(1,053)
Interest expense	(1,009)	(2,277)	(781)	(4,340)	(8,407)	2,277	(6,130)
Dividends and interest received	—	243	2,050	32	2,325	(243)	2,082
Depreciation and amortization	—	(6,815)	(1,482)	(667)	(8,964)	6,815	(2,149)
Gain on financial instruments	7,638	(214)	—	—	7,424	214	7,638
Loss on sale of investments	—	—	—	(1,323)	(1,323)	—	(1,323)
Exploration and corporate expenditure	—	70	(9,379)	(232)	(9,541)	(70)	(9,611)
Additional provision for post-retirement benefits	—	—	—	(3,010)	(3,010)	—	(3,010)
Stock compensation	—	—	(1,739)	—	(1,739)	—	(1,739)
Other income/(expenditure)	(4,709)	(191)	1,077	2,198	(1,625)	191	(1,434)
(Loss)/income before equity income tax and minority interest	(7,747)	32,482	(10,254)	(8,400)	6,081	(32,482)	(26,401)
Equity income of joint venture	—	—	—	—	—	32,482	32,482
Tax and minority interest	260	—	270	(7,018)	(6,488)	—	(6,488)
Net (loss)/profit	(7,487)	32,482	(9,984)	(15,418)	(407)	—	(407)
CAPITAL EXPENDITURE	2,805	9,795	1,382	—	13,982	9,795	4,187
TOTAL ASSETS	14,246	89,329	15,979	9,013	128,567	(41,042)	87,525
TOTAL EXTERNAL LIABILITIES	13,214	40,770	35,073	15,320	104,377	(20,480)	83,897

NOTES ON THE RECONCILIATION OF SEGMENT INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.  JOINT VENTURES:    For management reporting purposes joint ventures are proportionately consolidated. Under US GAAP the equity method of accounting is applied.

B.  ASSOCIATES:    For management reporting purposes RRL is fully consolidated. Under US GAAP the equity method has been applied since RRL became an associate in July 2003.

25.    SUBSEQUENT EVENTS

On February 26, 2004, Randgold & Exploration entered into an agreement with Afrikander Lease, in terms of which:

•	For a total consideration of R82.5 million, the Company will subscribe for 24 million Afrikander Lease shares ("the initial subscription"), and receive a three-year American option to subscribe for a further 24 million Afrikander Lease shares at R5 each;

•	After a period of 18 months from the initial subscription, the Company will be entitled, at a further consideration of R88.5 million, to subscribe for a second tranche of 24 million Afkrikander Lease shares and receive another three-year American option to subscribe for a further 24 million Afrikander Lease shares at R5 each; and

RANDGOLD & EXPLORATION COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001  (continued)

25.    SUBSEQUENT EVENTS (continued)

•	The Company will provide a R30 million short-term facility available to Afrikander Lease which, if drawn, will be repayable in Afrikander Lease shares or in cash.

The transaction is subject to various shareholder and regulatory approvals including Afrikander Lease shareholders approving the issue of Afrikander Lease shares as a specific issue of shares for cash. Shareholders owning 40% of the issued capital of Afrikander Lease have undertaken to support the transaction.

In addition, Randgold & Exploration has agreed to underwrite a proposed R100 million rights offer by Afrikander Lease.

On March 31, 2004, the Company exercised an option to acquire 100% of the issued share capital of Lunda Alluvial Operations (Pty) Limited, a South African company that effectively holds diamond concessions in Angola. Randgold & Exploration issued 2 268 000 new ordinary shares as payment of the consideration.

On April 29, 2004, Randgold & Exploration announced a ratio change of our ADS's from one ADS to three ordinary shares to one ADS to one ordinary share. The object of the ratio change was to create further stock liquidity and to enhance the marketability of the ADSs without diluting current holders.

On April 30, 2004, the Group and De Beers Consolidated Mines Limited, or De Beers, agreed to the terms of an agreement, which gives De Beers the right to prospect on 99 of our farms representing a total of 267,000 hectares until December 30, 2004, at which stage De Beers must elect whether to apply for prospecting permits over any of these farms. In return De Beers pays us R267,000 and will pay additional amounts for the farms chosen for further prospecting work. We have the right to subscribe for 25% of any mine brought to production on any of these 99 farms.

On May 13, 2004, the Company entered into an agreement with Afrikander Lease in which we agreed to take up any shortfall in the subscription of Afrikander Lease shares by its shareholders in connection with its recently announced rights offer. Afrikander Lease rights proposes to raise R100 million through the issue of 40 million new shares at R2.50 each. Our fees for this undertaking is 1.5% of the total value of the new shares which can be subscribed for, plus 2% of the total value of the new ordinary shares for which no irrevocable undertakings have been received from shareholders.

On June 9, 2004, the Company agreed to acquire 5.3 million Western Areas Limited shares from Anglo South Africa Capital (Proprietary) Limited for a price of R37.50 per share for a total consideration of R197.6 million. The acquired shares represent approximately 5% of the issued share capital of Western Areas Limited. The shares will be pledged to the government of Angola in order to secure the completion of a simultaneous transaction in which Inkwenkweyi Gold Mining Consortium, or Inkwenkweyi, a broad based empowerment consortium, will acquire 13% of Western Areas Limited. Inkwenkweyi has a call option on the 5.3 million Western Areas Limited shares at cost plus interest for 12 months following the date of delivery to Angola.

Effective on June 11, 2004, RRL effectuated a subdivision of its ordinary shares, which increased its issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this "share split", RRL's ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder will hold the same percentage interest in RRL, however, the trading price of each share will be adjusted to reflect the share split. ADR holders will be affected the same way as shareholders and the ADR ratio will remain 1 ADR to 1 ordinary shares.

On June 23, 2004, the Company acquired various alluvial diamond prospecting and mining licenses, together with mining equipment and movable assets in Angola in exchange for a total of 5,690,000 ordinary shares issued to the sellers of these assets.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Randgold Resources Limited:

We have audited the accompanying consolidated balance sheets of Randgold Resources Limited and its subsidiaries and joint venture ("the Group") as of December 31, 2003 and 2002, and the related statements of operations, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
March 10, 2004 (except for note 22 for which the date is April 26, 2004)

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2003 $'000	2002 $'000	2001 $'000
REVENUES
Products sales		109,573	131,440	84,154
Interest income		999	225	2,293
Exchange gains		3,829	2,477	427
Other income		2,104	509	633
		116,505	134,651	87,507

COSTS AND EXPENSES
Mine production costs		26,195	22,706	37,349
Transport and refinery costs		408	588	547
Movement in production inventory and stockpiles		(6,229)	(145)	(813)
Transfer to deferred stripping costs		(3,483)	(5,043)	(1,991)
General and administration expenses		6,108	4,128	11,262
Royalties		7,648	9,185	5,801
Exploration and corporate expenditure		17,007	16,686	9,187
Depreciation and amortization		10,269	8,765	7,097
Interest expense		1,895	3,686	4,067
Loss/(gain) on financial instruments		1,733	346	(7,424)
Provision for environmental rehabilitation		990	600	317
Exchange losses		1,937	1,900	1,269
Other		4,852	5,741	3,610
		69,330	69,143	70,278
INCOME BEFORE TAXES		47,175	65,508	17,229
Income tax expense	3	—	—	(126)
INCOME BEFORE MINORITY INTEREST		47,175	65,508	17,103
Minority interest		351	220	656
NET INCOME		47,526	65,728	17,759
BASIC EARNINGS PER SHARE ($)	4	1.66	2.61	0.58
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	28,720,680	25,147,820	30,517,646
DILUTED EARNINGS PER SHARE ($)	4	1.65	2.59	0.57
WEIGHTED AVERAGE SHARES USED IN THE COMPUTATION	4	28,801,682	25,408,733	30,761,095

Subsequent events — Share split and discontinued operations — see note 22
See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2003 AND 2002
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2003 $'000	2002 $'000
ASSETS
CURRENT ASSETS
Cash and equivalents		105,474	59,631
Restricted cash	5	3,882	4,526
Receivables	6	15,196	14,462
Inventories	7	17,165	11,601
TOTAL CURRENT ASSETS		141,718	90,020

PROPERTY, PLANT AND EQUIPMENT
Cost		175,195	168,540
Accumulated depreciation and amortization		(102,373)	(92,104)
NET PROPERTY, PLANT AND EQUIPMENT	8	72,822	76,436
OTHER LONG-TERM ASSETS	9	10,885	7,402
TOTAL ASSETS		225,425	173,858

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	10	11,990	10,838
Current portion of long-term liabilities	13	11,567	9,726
Bank overdraft	11	1,550	1,170
Total current liabilities		25,107	21,734
PROVISION FOR ENVIRNMENTAL REHABILITATION	12	5,962	4,972
LONGTERM LIABIILTIES	13	7,723	19,307
LONG-TERM MINORITY SHAREHOLDERS IN
SUBSIDIARIES	14	9,478	9,506
LIABILITIES ON FINANCIAL INSTRUMENTS	15	8,488	7,530
MINORITY SHARE OF ACCUMULATED LOSSES		(8,520)	(8,176)

SHAREHOLDERS' EQUITY
Share capital
AUTHORIZED:
40,000,000 ordinary shares of 10 US cents each, for both years presented
ISSUED:
29,260,385 ordinary shares (2002: 27,663,740)		2,926	2,766
Additional paid-in capital		200,244	190,618
Accumulated losses		(18,580)	(66,106)
Other reserves		(7,403)	(8,293)
TOTAL SHAREHOLDERS' EQUITY		177,187	118,985
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		225,425	173,858

Commitments and contingencies — see note 20
See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Number of ordinary shares	Share capital $'000	Additional paid-in capital $'000	Accumulated losses $'000	Other reserves $'000	Total $'000
BALANCE AT DECEMBER 31, 2000	33,076,629	3,307	240,742	(150,108)	—	93,941
Change in accounting policy in respect of IAS 39	—	—	—	515	2,388	2,903

RESTATED BALANCE AT JANUARY 1, 2001	33,076,629	3,307	240,742	(149,593)	2,388	96,844
Net income	—	—	—	17,759	—	17,759
Exercise of employee stock options	997,404	100	1,639	—	—	1,739
Movement on cash flow hedges	—	—	—	—	(4,133)	(4,133)
Share buyback and related expenses	(11,612,403)	(1,161)	(80,551)	—	—	(81,712)

BALANCE AT DECEMBER 31, 2001	22,461,630	2,246	161,830	(131,834)	(1,745)	30,497
Net income	—	—	—	65,728	—	65,728
Exercise of employee stock options	202,110	20	683	—	—	703
Movement on cash flow hedges	—	—	—	—	(6,548)	(6,548)
Issue of shares – public offering	5,000,000	500	32,000	—	—	32,500
Share issue expenses	—	—	(3,895)	—	—	(3,895)

BALANCE AT DECEMBER 31, 2002	27,663,740	2,766	190,618	(66,106)	(8,293)	118,985
Net income	—	—	—	47,526	—	47,526
Exercise of employee stock options	1,596,645	160	9,626	—	—	9,786
Movement on cash flow hedges	—	—	—	—	890	890
	29,260,385	2,926	200,244	(18,850)	(7,403)	177,187

The Company listed its shares on the Nasdaq Stock Market on July 11, 2002 when it issued and allotted 5,000,000 million new shares to new shareholders and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equated to two ordinary shares at the time of the listing.

During the first quarter of 2003 the ratio was split to 1 ADR to 1 ordinary share.

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	2003 $'000	2002 $'000	2001 $'000
CASH FLOWS FROM OPERATIONS
Income before taxes	47,175	65,508	17,229
Depreciatin and amortization	10,269	8,765	7,097
Transfer to deferred stripping	(3,483)	(5,043)	(1,991)
Loss/(gain) on financial instruments	1,618	346	(7,427)
Loss on the disposal of inventories at Syama	—	—	296
Net increase in provision for environmental rehabilitation	990	600	724
Effects of changes in operating working capital items:
— receivables	(934)	2,328	10,211
— inventories	(5,564)	(1,858)	498
— accounts payable and accrued liabilities	1,152	(13)	(5,367)
Net cash provided by operations	51,223	70,633	21,270

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net	(6,655)	(5,464)	(11,946)
Proceeds on disposal of property, plant and equipment at Syama	—	—	2,407
Movement in restricted cash	644	(52)	(4,474)
Net cash utilized in investing activities	(6,011)	(5,516)	(14,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received on financial instruments	—	—	4,278
Ordinary shares issues	9,786	33,203	1,739
Share buy back	—	—	(81,287)
Share issue/buy back expenses	—	(3,895)	(425)
Loan-term loans and loans from outside shareholders in subsidiaries (repaid)/received — (net, including shore-term portions)	(9,534)	(40,939)	11,775
Increase/(decrease) in bank overdraft	380	(538)	(159)
Cash provided by/(utilized in) financing activities	632	(12,169)	(64,079)
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	45,844	52,948	(56,822)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	59,631	6,683	63,505
CASH AND EQUIVALENTS AT END OF YEAR	105,475	59,631	6,683

See notes to the consolidated financial statements

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

1.	NATURE OF OPERATIONS

The Company, its subsidiaries and joint venture ("the Group") carry out opencast mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one mine in Mali under construction, namely the Loulo Mine, a project at feasibility stage in Côte d'Ivoire as well as a portfolio of exploration projects in West and East Africa.

The main focus of exploration work is on advanced projects in Mali West, around Morila, in Senegal and more recently Tanzania. The Tongon project is at an earlier stage of feasibility where the data currently available is less accurate, requiring further detailed work to be performed. The Company does not capitalize any expenditure until a decision to develop a project is made.

The development of the 80% held Loulo Project was approved by the boards of Société des Mines de Loulo S.A. and the Company in December 2003.

Preparation and negotiations for orders with long lead time items have been initiated and site establishment has commenced to ensure the advancement of the civil works which need to be established prior to the onset of the rainy season in July 2004.

Procurement of the long lead time items and the early civils programme are the essential elements of the Loulo construction programme, which forecasts first production for July 2005.

Output based only on the reserves identified in the two open pits of Loulo 0 and Yalea is expected to average approximately 200 000 ounces per annum over a six year period.

The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine and Somilo S.A. ("Somilo") which conducts the exploration and development activities over the Loulo site. The Company holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one-half of the Company's' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with the Company and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

In December 2001, the Syama operation was placed on care and maintenance.

In April 2003, the Company entered into an option agreement with the Australian mining company Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute was given a 12 month period in which to conduct a full due diligence over Syama. On April 5, 2004, Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine. In terms of the option, Resolute paid the Company US$6 million and has assumed liabilities of US$7 million of which US$4 million was owing to ourselves. At a gold price of more than US$350 per ounce, the Company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. Completion of the deal took place in June 2004 and incorporated a structured hand-over.

2.	SIGNIFICANT II ACCOUNTING POLICIES

The financial information in this report has been prepared on the historical cost basis in accordance with International Financial Reporting Standards. A summary of the significant accounting policies, which have been applied consistently for all periods covered by this report, is set out below.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

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
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

DEFERRED STRIPPING COSTS:    The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tonnes to be mined, to anticipated future ore tonnes to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period. The remaining life of the open-pit mine operations where the Group defers mining costs is 6 years, which represents the time period over which the deferred stripping costs will be amortized. The amortization of deferred stripping costs is reflected in the statement of operations over the remaining life of the open-pit mine operations so that no unamortized balance remains at mine closure. Cash flows from the Group's open pit operations are reviewed regularly, and at least annually, for the purpose of assessing whether any write downs to the deferred stripping cost balances are required.

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

The Group has classified these costs as "Other Long-Term Assets" on the Consolidated balance sheet. Deferred stripping costs is the only component of "Other Long-Term Assets". Total deferred stripping costs as at December 31, 2003 and 2002 were $10.9 million and $7.4 million respectively. Additions to deferred stripping costs are included as "Transfer to Deferred

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

Stripping Costs" in the Consolidated Statement of Operations and amounted to $3.5 million, $5 million and $2.0 million in the years ended December 31, 2003, 2002 and 2001 respectively.

DEPRECIATION AND AMORTIZATION:    Long-lived assets include mining properties, mine development costs and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortization are therefore charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

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

REHABILITATION COSTS:    The net present value of future rehabilitation cost estimates is recognized and provided for in the financial statements and capitalized to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

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

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

GOLD SALES:    Revenue arising from gold sales is recognized when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

With the adoption of the Accounting Standard at January 1, 2001, certain of the Company's derivatives qualified for cash flow hedge accounting. The effect on the opening and subsequent year's reserves has been disclosed in the consolidated statement of changes in shareholders' equity. Certain of the Company's derivatives did not qualify for hedge accounting. The effect was disclosed as an adjustment to accumulated losses in the statements of consolidated shareholder's equity.

PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS:    Provident funds, which are defined contribution plans are funded through monthly contributions which are charged to income statement as incurred.

FINANCE LEASES:    Leases of plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each leas payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful life of the assets.

INVESTMENTS:    Investments are stated at cost less any provisions for impairment. Dividends are accounted for when declared in respect of unlisted investments. On the dispoal of an

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

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

The Company is not subject to income tax in Jersey. The operating joint venture, Morila SA, benefits from a five year tax holiday in Mali. The tax holiday of Morila expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by US$22.5 million, $31.7 million and $11.3 million, due to not incurring its share of Morila's tax expense for the years ended December 31, 2003, 2002 and 2001 respectively.

Accordingly had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by $0.78, $1.26 and $0.37 for the years ended December 31, 2003, 2002 and 2001 respectively. Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

3.1	CURRENT TAX

The tax charge for the year ended December 31, 2001 included in suspended operations, represents minimum Mali tax. No tax liability has accrued in the year ended December 31, 2003 and 2002 based on Malian tax law.

	2003 $'000	2002 $'000	2001 $'000
CURRENT
Income and mining tax on suspended operations	—	—	(126)
Income and mining tax on continuing operations	—	—	—
Total current income and mining taxes	—	—	(126)

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

Major items causing the Company's actual income tax charge to differ from the standard charge as follows:

	2003 $'000	2002 $'000	2001 $'000

Tax at statutory rate	—	—	—
Minimum tax payable on Malian mining operations	—	—	(126)
Total current income and mining taxes	—	—	(126)

3.2	DEFERRED INCOME AND MINING TAX LIABILITIES AND ASSETS ARE MADE UP AS FOLLOWS:

	2003 $'000	2002 $'000	2001 $'000
Deferred income and mining tax liabilities
— depreciation and amortization	—	—	—
Gross deferred income and tax assets:
— assessable tax loss carry forwards	(126,141)	(125,057)	(118,500)
— provisions including rehabilitation accruals	(2,600)	(2,600)	(2,000)
Gross deferred income and mining tax assets	(128,741)	(127,657)	(120,500)
Deferred income and mining tax asset valuation
Allowances	128,741	127,657	120,500
Net deferred income and mining tax assets	—	—	—
Net deferred income and mining tax liability	—	—	—

The operations at Syama have assessable non-capital tax loss carry forwards of $126.1 million, $125.1 million and $118.5 million at December 31, 2003, 2002 and 2001 respectively and capital expenditure carry forwards of $63.7 million, $78.8 million, and $81.3 million at December 31, 2003, 2002 and 2001 respectively for deduction against future mining income. The assessable non-capital tax loss carry forwards do not expire and can be utilized for any future taxable mining income generated in Mali by Somisy SA. The capital expenditure carry forward losses are available only for the Syama operations and expire within five years as follows (in millions):

Fiscal 2004	22.3
Fiscal 2005	18.5
Fiscal 2006	13.5
Fiscal 2007	6.7
Fiscal 2008	2.7

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

4.	EARNINGS PER SHARE

	For the Year Ended December 31, 2003
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2003		27,663,740
Weighted number of shares issued		1,056,940
Income available to shareholders	47,526	28,720,680	1.66
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		81,002
Fully diluted earnings per share	47,526	28,801,682	1.65

	For the Year Ended December 31, 2002
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2002		22,461,630
Weighted number of shares issued		2,686,190
Income available to shareholders	65,728	25,147,820	2.61
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		260,913
Fully diluted earnings per share	65,728	25,408,733	2.59

	For the Year Ended December 31, 2002
	Income (Numerator) $000	Share (Denominator)	Per share amount $000
BASIC EARNINGS PER SHARE
Shares outstanding January 1, 2001		33,076,629
Weighted average number of shares bought back		(2,903,100)
Weighted number of shares issued		344,117
Income available to shareholders	17,759	30,517,646	0.58
EFFECT OF DILUTIVE SECURITIES
Stock options issued to employees		244,259
Fully diluted earnings per share	17,759	30,761,905	0.57

5.	RESTRICTED CASH

	2003 $'000	2002 $'000
Debt service reserve	3,882	4,526
	3,882	4,526

The debt service reserve account relates to the N.M Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan. Refer to Note 13.5.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

6.	RECEIVABLES

	2003 $'000	2002 $'000
Trade	4,944	6,089
Taxation debtor	5,851	3,057
Other	4,401	5,004
Owing by related party	—	112
	15,196	14,262

7.	INVENTORIES

	2003 $'000	2002 $'000
Consumable stores	8,385	9,050
Ore stockpiles	8,255	2,191
Gold in process	525	360
	17,165	11,601

Included in consumable stores are US$2.8 million (2002: US$3.0 million) of inventories which related to the Syama mine which are carried at estimated net realizable value.

Included in ore stockpiles is US$1.7 million (2002: US$0 million) attributable for the tailings storage facility (TSF) at Morila, which was carried at its net realizable value in 2002. In 2003, the provision was reversed so as to carry the TSF stockpile at a cost of US$1.7 million (2002: US$1.9 million). The provision was reversed in 2003 as management now has a detailed plan for the processing of the TSF, and began blending it in production during 2003.

8.	PROPERTY, PLANT AND EQUIPMENT

Mine properties, mine development costs, mine plant facilities and equipment.

	2003 $'000	2002 $'000
Cost
At beginning of year	168,540	163,076
Additions	6,655	6,082
Disposals	—	(618)
	175,195	168,540
Accumulated depreciation
At beginning of year	92,104	83,339
Charge for the year	10,269	8,765
	102,373	92,104
NET BOOK VALUE	72,822	76,436

LONG-LIFE ASSETS

Long-life assets are those assets which are amortized over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was $54.1 million as at December 31, 2003 (2002: $61.9 million).

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

SHORT LIFE ASSETS

Short life assets are those assets which are amortized over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was $9 million as at December 31, 2003 (2002: $4.9 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of $9.7 million (2002: $9.7 million).

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

9.	OTHER LONG-TERM ASSETS

	2003 $'000	2002 $'000
DEFERRED STRIPPING COSTS:
Opening balance	7,402	2,359
Additions during the year	3,483	5,043
Closing balance	10,885	7,402

The deferred stripping balances at the end of 2003 and 2002 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2003 and 3.68 in 2002. These stripping ratios were calculated taking into account the actual strip ratios achieved of 4.77 and 7.15 for 2003 and 2002 respectively.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003 $'000	2002 $'000
Trade	4,162	2,926
Payroll and other compensations	3,129	4,475
Other	4,571	3,027
Owing to holding company	128	99
Related parties	—	311
	11,990	10,838

On December 16, 2002, the Company entered into a settlement agreement with Rolls-Royce to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for $5.3 million. Of this an amount of US$2.65 million was outstanding at 31 December 2002. Under the settlement agreement the Company has paid $1.3 million in 2003. The outstanding balance has been assumed by Resolute as part of the sale agreement in April 2004.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

11.	BANK OVERDRAFT

The Bank overdraft is a Communaute Financiere Africaine Franc denominated facility with the Banque de Developpement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2002: 10.25%). $1.6 million (2002: $1.2 million) of the 1 billion FCFA ($1.7 million) facility was drawn down. The overdraft has also been taken over by Resolute as part of the sale agreement in April 2004.

12.	PROVISION FOR ENVIRONMENTAL REHABILITATION

	2003 $'000	2002 $'000
Accrued rehabilitation costs	5,962	4,972

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama mine, in current monetary terms, will be US$2.6 million. The Company has entered into an option agreement with the Australian mining company Resolute Mining Limited, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute were given a 12 month period in which to conduct a full due diligence over Syama. On April 5, 2004 Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine, which has been on care and maintenance since 2002. In terms of the option, Resolute will assume the rehabilitation liability of the Syama mine.

Current rehabilitation costs related to Morila are estimated to be US$12.3 million (2002: US$8.4 million), the majority of which will only be expended in nine years time.

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

The total cost of rehabilitation is estimated at $14.9 million, $2.6 million of which relates to Syama and $12.3 million of which relates to Morila and the majority of which will only be spent after six years.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

13.	LONG-TERM LIABILITIES

		2003 $000	2002 $000
Morila project loan	13.1	7,200	14,538
Morila finance lease	13.2	6,730	7,642
BRGM	13.3	891	833
Morila Air Liquide finance lease	13.4	1,201	1,529
N.M Rothschild loan	13.5	1,943	1,841
Rolls-Royce Power Ventures	13.6	1,325	2,650
		19,290	29,033
Less: Current portion disclosed under current liabilities		(11,567)	(9,726)
		7,723	19,307

13.1	MORILA PROJECT LOAN

NM Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila Project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The final loan repayment will be made from the Debt Service Reserve Account in June 2004. The loan is collateralized over the assets of the Morila project whose book value at December 31, 2003 amounted to $108 million (2002: $103.4 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended December 31, 2003 was 3.29% (2002: 4.05%).

Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25% - 30% percent of Morila's first five years of production.

Various debt covenants apply to the loan, including:

•	Hedging arrangements as stipulated by NM Rothschild will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;

•	Limitations on material assets disposals and acquisitions;

•	No declaration, payment or distribution of dividends without approval;

•	Maintain insurance with reputable insurance companies;

•	Establish the Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;

•	No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;

•	No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

•	The Government of Mali principal indebtedness in Morila S.A. is not to exceed the original $1.6 million as stipulated in the Convention;

•	Certain financial ratios need to be adhered to throughout the loan agreement.

13.2	MORILA FINANCE LEASE

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing April 1, 2001 and bears interest at a variable rate of which as at December 31, 2003 was approximately 15.55% per annum (December 31, 2002: 15.54%). The lease is collateralized by plant and equipment whose net book value at December 31, 2003 amounted to $6.8 million (2002: $8.1 million). Average lease payments of $1.5 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

13.3	BRGM

The Bureau de Recherches Geologiques et Minieres ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

13.4	MORILA AIR LIQUIDE FINANCE LEASE

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2003 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2003 amounted to $1.1 million.

13.5.	N.M. ROTHSCHILD LOAN

On August 28, 2002 the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising sold call options of 148,500 oz at $353/oz at a cost of $1,805,760. In lieu of the existing premium due, N.M. Rothschild & Son Limited agreed to lend to the Company the sum of $1,805,760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing LIBOR rate plus 3% per annum.

13.6	ROLLS-ROYCE POWER VENTURES

The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply Contract. As at December 31, 2003 a total liability of $1.3 million was outstanding, after a payment of $1.3 million in December 2002 was made. In terms of the Settlement Agreement the outstanding balance will bear interest at LIBOR plus 2% per annum on the outstanding balance and be paid plus interest in December 2004. Refer to note 10 for further details.

RANDGOLD RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

13.7	MATURITIES

The long-term liabilities mature over the following periods:

	2003 $'000	2002 $'000
Year ending December 31, 2003	—	9,726
Year ending December 31, 2004	11,567	11,380
Year ending December 31, 2005	1,064	1,064
Year ending December 31, 2006	1,122	1,122
Year ending December 31, 2007	1,158	1,158
Thereafter	4,379	4,583
	19,290	29,033

14.	LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

	2003 $'000	2002 $'000
SOMISY 14.1
Government of Mali – principal amount	4,345	4,345
	4,345	4,345
Government of Mali – deferred interest	3,221	3,221
	3,221	3,221
	7,566	7,566
SOMILO 14.2
Government of Mali – principal amount	454	436
Government of Mali – deferred interest	1,458	1,504
	1,912	1,940
Total Somisy and Somilo	9,478	9,506

Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

14.1	SOMISY

The loans to Somisy are uncollateralized and the principal portion was repayable in full on December 15, 2003 provided there was "net cash available" (as defined in the loan agreements) in Somisy. As at December 31, 2003 Somisy had no net cash available to repay the loan.

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
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

15.	LIABILITIES ON FINANCIAL INSTRUMENTS

	2003 $'000	2002 $'000
Mark to market of speculative
Financial instruments at year-end 15.1	1,085	(761)
Financial instrument liability 15.2	7,403	8,291
	8,488	7,530

15.1	This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 19.

15.2	This reflects the mark-to-market adjustment on those derivative financial instruments which under the Group's accounting policy, have been designated as hedging instruments. These derivative instruments are further detailed in note 19.

16.	PENSION AND PROVIDENT FUNDS

The Company contributes to several defined contribution provident funds. The provident funds are funded on the money accumulative basis with the members' and Company contributions having been fixed in the constitutions of the funds.

All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by West African subsidiary companies. Retirement benefits for those employees are provided by the state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended December 31, 2003 and December 31, 2002 amounted to $0.3 million and $0.2 million respectively.

17.	SEGMENTAL INFORMATION

The Company's mining and exploration activities are conducted in Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

In January 2001, the Company announced suspension of mining operations at Syama and put the mine on care and maintenance. Processing of Stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table below.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

17.	SEGMENTAL INFORMATION (continued)

YEAR ENDED DECEMBER 31, 2003

	Group's 40% Share of Morila Mine	Syama (Mali)	Corporate and Exploration	Total
PROFIT AND LOSS
Gold sales	109,573	—	—	109,573
Mine production costs	(23,989)	—	—	(23,989)
Mining operating profit	85,584	—	—	85,584
Royalties	(7,648)	—	—	(7,648)
Interest expense	(1,793)	—	(102)	(1,895)
Interest received	117	—	882	999
Depreciation and amortization	(10,269)	—	—	(10,269)
Gain on financial instruments	499	—	(2,232)	(1,733)
Other (expenses)/income	(1,387)	(2,069)	2,600	(856)
Exploration and corporate expenditure	(752)	—	(16,255)	(17,007)
Income/(loss) before tax and minority interest	64,351	(2,069)	(15,107)	47,175
Tax and minority interest	—	—	351	351
Net income/(loss)	64,351	(2,069)	(14,756)	47,526
CAPITAL EXPENDITURE	4,568	—	2,087	6,655
TOTAL ASSETS	92,657	7,465	125,303	225,425
TOTAL EXTERNAL LIABILITIES	31,619	6,095	10,524	48,238
DIVIDENDS	(69,600)	—	69,600	—
NET CASH FLOWS GENERATED BY/ (UTILIZED IN) OPERATIONS	68,531	(1,003)	(16,190)	51,338
NET CASH FLOWS GENERATED BY (UTILIZED IN) INVESTING ACTIVITIES	(7,755)	—	1,744	(6,011)
NET CASH (UTILIZED IN)/GENERATED FROM FINANCING ACTIVITIES	(8,059)	595	7,981	517
NET INCREASE IN CASH AND EQUIVALENTS	(16,883)	(408)	63,135	45,844
NUMBERS OF EMPLOYEES		18	92	110

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

17.	SEGMENTAL INFORMATION (continued)

YEAR ENDED DECEMBER 31, 2002

	Group's 40% Share of Morila Mine	Syama (Mali)	Corporate and Exploration	Total
PROFIT AND LOSS
Gold sales	131,440	—	—	131,440
Mine production costs	(22,234)	—	—	(22,234)
Mining operating profit	109,206	—	—	109,206
Royalties	(9,185)	—	—	(9,185)
Interest expense	(2,631)	—	(1,055)	(3,686)
Interest received	195	—	30	225
Depreciation and amortization	(8,578)	—	(187)	(8,765)
Gain on financial instruments	429	(775)	—	(346)
Other income/expenses	295	(4,777)	(773)	(5,255)
Exploration and corporate expenditure	(575)	—	(16,111)	(16,686)
Income/(loss) before tax and minority interest	89,156	(5,552)	(18,096)	65,508
Tax and minority interest	—	—	220	220
Net income/(loss)	89,156	(5,552)	(17,876)	65,728
CAPITAL EXPENDITURE	5,464	—	—	5,464
TOTAL ASSETS	116,720	8,571	48,567	173,858
TOTAL EXTERNAL LIABILITIES	44,213	8,375	2,285	54,873
Net cash flows generated by/(utilized in) operations	88,112	(5,012)	(12,467)	70,633
DIVIDENDS	(56,800)	—	56,800	—
NET CASH FLOWS GENERATED BY (UTILIZED IN) INVESTING ACTIVITIES	(5,538)	—	(22)	(5,516)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(10,663)	5,559	(7,065)	(12,169)
NET INCREASE IN CASH AND EQUIVALENTS	15,111	547	37,290	52,948
NUMBERS OF EMPLOYEES	—	19	101	120

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

17.	SEGMENTAL INFORMATION (continued)

YEAR ENDED DECEMBER 31, 2001

	Group's 40% Share of Morila	Syama (Mali)	Corporate and Exploration	Total
PROFIT AND LOSS
Gold sales	67,431	16,723	—	84,154
Termination costs related to closure of Syama	—	(1,470)	—	(1,470)
Mine production costs	(21,017)	(23,867)	—	(44,884)
Mining operating profit/(loss)	46,414	(8,614)	—	37,800
Royalties	(4,748)	(1,053)	—	(5,801)
Interest expense	(2,277)	(1,009)	(781)	(4,067)
Interest received	243	—	2,050	2,293
Depreciation and amortization	(6,815)	—	(282)	(7,097)
Gain on financial instruments	(214)	7,638	—	7,424
Other income/(expenses)	(344)	(4,709)	1,309	(4,014)
Exploration and corporate expenditure	70	—	(9,379)	(9,309)
Income/(loss) before tax and minority interest	32,329	(7,747)	(7,353)	17,229
Tax and minority interest	—	260	270	530
Net income/(loss)	32,329	(7,487)	(7,083)	17,759
CAPITAL EXPENDITURE	9,795	2,805	1,382	13,982
TOTAL ASSETS	89,329	14,246	15,979	119,554
TOTAL EXTERNAL LIABILITIES	40,770	13,214	35,073	89,057
DIVIDENDS	(6,400)	—	6,400	—
NET CASH FLOWS GENERATED BY/ (UTILIZED IN) INVESTING OPERATIONS	26,838	(8,810)	3,242	21,270
NET CASH FLOWS GENERATED BY/(UTILIZED IN) ACTIVITIES	(13,757)	(3,668)	3,412	(14,013)
NET CASH (UTILIZED IN)/ GENERATED FROM FINANCING ACTIVITIES	(8,613)	8,453	(63,919)	(64,079)
NET DECREASE IN CASH AND EQUIVALENTS	(1,932)	(4,025)	(50,865)	(56,822)
NUMBERS OF EMPLOYEES	—	25	140	165

18.	FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Company's financial instruments are set out in note 19.

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company enters into derivative financial instruments. All derivative financial instruments are initially recognized at cost and subsequently measured at their fair value on the balance sheet.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

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

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily Euro and Communaute Financiere Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Approximately 15% of Morila's planned production has been sold forward for the year 2004.

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

The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2003 and 2002. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	December 31, 2003		December 31, 2002
	Carrying Amount $000	Fair Value $000	Carrying Amount $000	Fair Value $000
Financial assets
Cash and equivalents	105,475	105,475	59,631	59,631
Restricted cash	3,882	3,882	4,526	4,526
Receivables	15,196	15,196	14,262	14,262
Financial liabilities
Accounts payable	23,557	23,557	20,564	20,564
Bank overdraft	1,550	1,550	1,170	1,170
Long-term debt (excluding loans from outside shareholders)	7,723	7,723	19,307	19,307
Liabilities on financial instruments	8,488	8,488	7,530	7,530

FINANCIAL INSTRUMENTS

Details of on balance sheet gold derivative contracts as at December 31, 2003:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts purchased		Forward sales		Purchased calls		Forward sales		Forward rate agreements
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	Fixed Rate
MORILA (attributable portion)
December 31, 2004	—	—	51,941	275	18,384	360	—	—	—	—
CORPORATE (For Loulo)
June 30, 2004*	—	—	—	—	—	—	150,000	402	—	—
June 30, 2004*	—	—	—	—	—	—	50,000	410	—	—
June 30, 2004*	—	—	—	—	—	—	—	—	200,000	1.64%

And at December 31, 2002:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts purchased		Forward sales		Purchased calls		Calls sold
	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz	Ounces	$/oz
MORILA (attributable portion)
December 31, 2003	—	—	60,581	275	21,446	350	—	—
December 31, 2004	—	—	51,941	275	18,384	360	—	—

The total fair value of the above financial instruments as at December 31, 2003 was a loss of $8.5 million (2002 : $7.5 million).

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

ESTIMATION OF FAIR VALUES

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

LONG-TERM DEBT

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

GOLD PRICE CONTRACTS

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

20.1	CAPITAL EXPENDITURE

	2003 $'000	2002 $'000
Contracts for capital expenditure	320	794
Authorized but not contracted for	148	73
	468	867

21.	RELATED PARTY TRANSACTIONS

Due to the Company wishing to procure selected administrative and technical services in South Africa, a service agreement was entered into with its largest shareholder Randgold & Exploration Company Limited. In terms of the agreement, the Company reimburses Randgold & Exploration for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

Reimbursements charged for the year ended December 31, 2003, including a 5% mark-up, amounted to $0.6 million (2002 : $0.1 million) Included in accounts payable is an amount of $0.1 million owing to the holding company at December 31, 2003 (2001 : $0.1 million).

The agreement was revised on February 3, 2003 whereby payroll administration fees will be reimbursed at cost plus 5%, office rental is payable at R51,000 per month and all other expenses incurred will be reimbursed as incurred.

The service agreement between the Company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 percent subsidiary of the Company was created.

A service agreement has been entered into between the Company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the Company who wish to prevail on the cost effective services, expertise and materials available in South Africa.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

21.	RELATED PARTY TRANSACTIONS (continued)

Seven Bridges will derive its income from the services it will provide to the Company for which it will charge a monthly fee based on the total employment cost to company plus 50 percent.

In terms of the Operator Agreement between Morila S.A. and AngloGold Services Mali S.A., a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali S.A. quarterly in arrears. The attributable management fees for the year ended December 31, 2003 amounted to $1.1 million (2002 : $1.3 million).

22.	SUBSEQUENT EVENTS

Share split

A special resolution was passed on April 26, 2004 to split each of the ordinary shares of US$0.10 in the Company into two ordinary shares of US$0.05 each. The aim is to improve the tradability of the Company's shares, but to equalize a share's value before and after the share split. See the table below for the impact on the financial statements for IFRS and US GAAP.

Discontinued Operation

On April 5, 2004 Resolute Mining exercised its option to buy the Company's 80% interest in the Syama Mine, which has been on care and maintenance since 2002 (refer to notes 1 and 17). In terms of the option, Resolute paid the Company US$6 million and assumed liabilities of US$7 million of which US$4 million was owing to the Company. At a gold price of more than US$350 per ounce, the Company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. The transaction was completed in June 2004 and incorporated a structured hand-over.

The following table shows the impact of the discontinued operation and the share split on the Company's financial statements for the years ended December 31, 2003, 2002 and 2001.

	2003 $000	2002 $000	2001 $000
IFRS
Net income from continuing operations	49,595	71,280	25,246
Net loss from discontinuing operations	(2,069)	(5,552)	(7,487)
Net income	47,526	65,728	17,759
US GAAP
Net income from continuing operations	45,029	65,213	23,921
Net loss from discontinuing operations	(2,069)	(5,552)	(7,487)
Net income	42,960	59,661	16,434
Weighted average common shares outstanding after share split	57,441,360	50,295,640	61,143,292
Diluted weighted average common shares outstanding after share split	57,603,364	50,817,466	61,523,810
Basic earnings per share under IFRS ($)
Continuing operations	0.86	1.42	0.41
Discontinuing operations	(0.03)	(0.11)	(0.12)
Total	0.83	1.31	0.29

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

22.	SUBSEQUENT EVENTS (continued)

	2003 $000	2002 $000	2001 $000
Diluted earnings per share under IFRS ($)
Continuing operations	0.86	1.40	0.41
Discontinuing operations	(0.03)	(0.11)	(0.12)
Total	0.83	1.29	0.29
Basic earnings per share under US GAAP ($)
Continuing operations	0.78	1.30	0.37
Discontinuing operations	(0.04)	(0.11)	(0.12)
Change in accounting principle	0.01	—	0.02
Total	0.75	1.19	0.27
Diluted earnings per share under US GAAP ($)
Continuing operations	0.78	1.28	0.37
Discontinuing operations	(0.04)	(0.11)	(0.12)
Change in accounting principle	0.01	—	0.02
Total	0.75	1.17	0.27

Capital reduction

A special resolution was passed at the Annual General Meeting in April 2004, which was subsequently approved by the court in Jersey, to extinguish accumulated losses by reducing the Company's share premium account by US$100 million in order to clear the way for future dividend payments.

Amendment of service agreements

The service agreement between the Company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from the first of April 2004.

In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 percent subsidiary of the Company, was created.

A service agreement has been entered into between the Company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the Company who do not have a presence in South Africa, but wish to prevail on the cost effective services, expertise and materials available in South Africa.

Seven Bridges will derive its income from the services it will provide to the Company for which it will charge a monthly fee based on the total employment cost to company plus 50 percent.

23.	RECONCILIATION TO U.S. GAAP

The Group's consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP to net income and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

23.	RECONCILIATION TO U.S. GAAP (continued)

RECONCILIATION OF NET PROFIT FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Reconciliation of Net Income

Dollars in thousands, except where otherwise noted	2003 $000	$2002 $000	2001 $000
Net income under IFRS	47,526	65,728	17,759
US GAAP ADJUSTMENTS
Share option compensation adjustment	(4,780)	(5,991)	(1,739)
Provision for environmental rehabilitation	—	(76)	(100)
Net income under US GAAP before change in accounting policy	42,746	59,661	15,920
Change in accounting principle, net of tax	214	—	515
Net income under US GAAP	42,960	59,661	16,434
OTHER COMPREHENSIVE INCOME
Change in accounting policy for items which meet the Criteria for cash flow hedges	—	—	2,388
Changes in the value of cash flow hedges during the year	890	(6,548)	(4,133)
Comprehensive income under US GAAP	43,850	53,113	14,690
Weighted average common shares outstanding	28,720,680	25,147,820	30,571,646
Basic earnings per share under US GAAP ($)
Net income under US GAAP before change in accounting principle	1.49	2.37	0.52
Change in account principle	0.01	—	0.02
Net income under US GAAP	1.50	2.37	0.54
Diluted weighted average common shares outstanding	28,801,682	25,408,733	30,761,905
Diluted earnings per share under us GAAP ($)
Net income under US GAAP before change in accounting principle	1.48	2.35	0.51
Change in account principle	0.01	—	0.02
Net income under US GAAP	1.49	2.35	0.53

Reconciliation of Shareholders' Equity

	2003 $000	2002 $000
Total shareholders' equity under IFRS	177,187	118,985
US GAAP ADJUSTMENTS
Provision for environmental rehabilitation	—	(214)
Total shareholders' equity under US GAAP	177,187	118,771

The following is a summary of the differences between IFRS and US GAAP as applicable to the Group.

SHARE OPTION COMPENSATION ADJUSTMENT: Under IFRS there is no requirement to account for stock compensation based expenditure.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

23.	RECONCILIATION TO U.S. GAAP (continued)

Under US GAAP where a company undertakes a stock re-pricing whereby existing options are cancelled and reissued at a lower price, such options are mark-to-market with reference to the difference between the grant price and Company stock price, with the difference recognized as stock compensation expense.

The following table illustrates the effect on net income and earnings per share, as determined under US GAAP if the Company had applied the fair value recognition provisions of FAS 123, for stock-based employee compensation.

(In thousands except for earnings per share information):

	2003 $'000	2002 $'000	2001 $'000
Net income as reported under US GAAP	42,960	59,661	16,434
Less: Total stock-based compensation expense determined under fair value based method of all awards	(1,219)	(1,707)	(2,298)
Pro-forma net income	41,741	57,954	14,136
Earnings per share:
Basic – as reported ($)	1.50	2.37	0.54
Basic – pro forma ($)	1.45	2.30	0.46
Diluted – as reported ($)	1.49	2.35	0.53
Diluted – pro forma ($)	1.45	2.28	0.46

The impact on pro-forma net income and earnings per share in the table above may not be indicative of the effect in future years. The Company continues to grant stock options to new employees. This policy may or may not continue.

PROVISION FOR ENVIRONMENTAL REHABILITATION: Currently under IFRS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are shown separately in the statement of operations. Previously under US GAAP, expenditure estimated to be incurred on long-term environmental obligations was provided over the remaining lives of the mines through charges in the statement of operations. The Company has adopted FAS 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" effective January 1, 2003. The objective of FAS 143 is to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. FAS 143 requires that an existing legal obligation associated with the retirement of a tangible long-lived asset be recognised as a liability when incurred and the amount of the liability be initially measured at fair value. An entity is required to recognise subsequent changes in the liability and upon initially recognizing a liability, it should capitalise the cost by recognising an increase in the carrying amount of the related long-lived asset. The effect of adopting FAS 143 on the company is that there will no longer be a GAAP difference between IFRS and US GAAP.

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES

STOCK BASED COMPENSATION DISCLOSURES

The Company has an employee share option scheme ("Randgold Resources Share Option Scheme" hereafter referred to as the RRSOR scheme) under which all employees may be

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

granted options to purchase shares in RRL's authorized but unissued common stock. During 1998 the rules of RRSOR scheme were revised whereby up to 10% of the outstanding share capital of the Company may be reserved for the scheme. As at December 31, 2003, December 31, 2002 and December 31, 2001, 4,362,340, 4,121,644 and 3,371,644 shares respectively, were available to be granted in terms of the RRSOR scheme rules. In terms of the rules of the RRSOR scheme, the option purchase price is equal to fair market value at the date of grant.

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

Share option activity was as follows: (all figures are number of shares, except for average price per share data).

	Available for grant	Number of shares	Average price per share ($)
BALANCE AT DECEMBER 31, 2000	647,433	2,636,566	—
Amendment to the share option scheme	(35,759)	23,664	—
Shares authorized during the year	99,740	—	—
Shares lapsed during the year	1,010,259	(1,010,259)	4.65
Shares granted during the year	(1,210,000)	1,210,000	3.37
Shares exercised during the year	—	(1,013,404)	3.06
BALANCE AT DECEMBER 31, 2001	511,673	1,846,567	—
Shares authorized during the year	750,000	—	—
Shares lapsed during the year	25,322	(25,322)	3.69
Shares granted during the year	(1,026,639)	1,026,639	6.48
Shares exercised during the year	—	(202,110)	3.61
BALANCE AT DECEMBER 31, 2002	260,356	2,645,774	—
Shares authorized during the year	240,696	—	—
Shares lapsed during the year	55,431	(55,431)	3.48
Shares granted during the year	—	—	—
Shares exercised during the year	—	(1,596,645)	18.04
BALANCE AT DECEMBER 31, 2003	556,483	993,698	—

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

The table below summarizes information about the options outstanding:

		Outstanding Options
	Number of Shares	Weighted Average Contractual life (in years)	Weighted Average Exercise Price ($)
Range of Exercise Price ($)
AT DECEMBER 31, 2003
2.5 – 4.25	163,460	6.74	3.62
5.00 – 7.00	733,960	7.53	6.42
10.00 – 16.50	96,278	3.38	15.35
	993,698	7.00	6.83
AT DECEMBER 31, 2002
2.5 – 4.25	1,081,259	7.61	3.46
5.00 – 7.00	1,135,239	8.39	6.40
10.00 – 16.50	429,276	4.15	13.46
	2,645,774	7.38	6.34

The table below summarizes the information about the RRSOR exercisable options outstanding:

	Exercisable Options
	Number of Shares	Weighted Average Exercise Average ($)
Exercise Price ($)
AT DECEMBER 31, 2003
2.50 – 4.25	135,460	3.51
5.00 – 7.00	19,600	6,53
10.00 – 16.50	96,276	15.35
	251,336	8.28

The options exercisable on December 31, 2003, 2002, 2001 were 251,336, 1,102,035 and 1,005,012 respectively. The range of option exercise prices is wide primarily due to fluctuations of the price of the Company's stock over the period of the grants.

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

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

granted in the fiscal years ended December 31, 2003, December 31, 2002 and
December 31, 2001, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted assumptions:

	2003	2002	2001
Expected life (in years)	3	4	4
Risk free interest rate – RRSOR
Scheme	—	1.9%	3.9%
Volatility	—	84%	61%
Dividend yield	—	0%	0%

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

No options were granted in 2003.

During the fiscal years ended December 31, 2002 and December 31, 2001, the weighted average estimated fair value of employee stock options granted under the RRSOR Scheme was $4.07 and $1.86 per share, respectively.

CONTINGENCIES

Under IFRS, a loss contingency is recognized when (1) an enterprise has a present obligation, (2) it is probable that the obligation will result in an outflow of economic resources, and (3) the amount of the obligation can be estimated reliably. All three conditions have to be met for a loss contingency to be recognized. Probable is defined as more likely than not, that the obligation will be incurred.

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

Probable is defined as a future event or events which are likely to occur, that will result in an obligation being incurred. The Company believes that there is no difference in accounting for its contingent liabilities under IFRS and US GAAP.

JOINT VENTURE EQUITY ACCOUNTING DISCLOSURES

Under IFRS the Company accounts for its interest in the incorporated Morila S.A. Limited joint venture using the proportionate consolidation method. Under US GAAP interests in incorporated joint ventures are accounted for under the equity method. Although this presentation under US GAAP would have resulted in a significantly different balance sheet and income statement presentation to that currently presented under IFRS, it has no impact on the income and net asset value of the Company, save for any IFRS/US GAAP differences applicable to the joint venture.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

The following presents the summarized income statement, balance sheet and cash flow statements of the Company under US GAAP, had the results of operations and financial position of the Morila Limited joint venture been accounted for under the equity method:

(A)	BALANCE SHEET

As at December 31

	2003 $'000	2002 $'000
ASSETS
CURRENT ASSETS
Cash and equivalents	101,574	39,491
Receivables	6,327	8,544
Inventories	2,836	3,037
Total current assets	110,737	51,072
NON-CURRENT ASSETS
Property, plant and equipment	15,577	13,143
Investment in joint venture	67,144	72,574
TOTAL ASSETS	193,458	136,789
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8,009	8,887
Bank Overdraft	1,550	1,170
TOTAL CURRENT LIABILITIES	9,559	10,057
NON-CURRENT LIABILITIES
Provision for environmental rehabilitation	2,623	2,632
Long-term liabilities	890	3,999
Loans from outside shareholders in subsidiaries	958	1,330
Liabilities on financial instruments	2,232	—
TOTAL NON-CURRENT LIABILITIES	6,712	7,961
	16,271	18,018
SHAREHOLDERS' EQUITY
Share capital	2,926	2,766
Additional paid-in capital	212,754	198,348
Accumulated losses	(31,090)	(74,050)
Other reserves	(7,403)	(8,293)
TOTAL SHAREHOLDERS' EQUITY	177,187	118,771
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	193,458	136,789

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	INCOME STATEMENT

For the years ended December 31

	2003 $'000	2002 $'000	2001 $'000
Revenues from product sales	—	—	16,723
Production costs	—	—	(25,337)
Operating profit/(loss)	—	—	(8,614)
Interest received	883	30	2,050
Interest expense	(152)	(1,055)	(1,790)
Royalties	—	—	(1,053)
Depreciation and amortization	(1,957)	(1,651)	(1,482)
Exploration and corporate expenditure	(16,255)	(16,111)	(9,379)
(Loss)/profit on financial instruments	(2,232)	(775)	7,638
Other expenses	(4,908)	(11,519)	(3,947)
Loss before taxes	(24,621)	(31,081)	(16,577)
Income tax expense	—	—	(126)
Loss before equity income and minority interests	(24,621)	(31,081)	(16,703)
Equity income of joint venture	67,230	90,522	32,482
Minority interest	351	220	656
Net income	42,960	59,661	16,435

(C)	SUMMARISED CASH FLOW STATEMENT

For the years ended December 31

	2003 $'000	2002 $'000	2001 $'000
Cash flow utilized in operating activities	(10,331)	(19,436)	(5,841)
Cash flow generated/(utilized in) by investing activities	(3,871)	21	(173)
Cash flow generated/(utilized in) financing activities	76,285	57,252	60,558
Net increase/(decrease) in cash equivalents	62,083	37,837	54,544

The following is summarized audited financial information related to Morila S.A. prepared in accordance with US GAAP for the years ended December 31.

	2003 $'000	2002 $'000	2001 $'000
MORILA S.A.
Current assets	81,184	100,506	50,810
Non-current assets	153,958	159,071	150,537
Current liabilities	(38,871)	(29,193)	(27,260)
Non-current liabilities	(57,678)	(81,341)	(93,457)
Shareholders' equity	138,593	149,043	80,630
Revenues	273,931	328,652	168,583
Costs and expenses	(109,846)	(102,347)	(88,666)
Income before change in accounting policy	164,085	226,305	79,917
Change in accounting policy	—	—	1,288
Net income	164,085	226,305	81,205

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

RECENT ACCOUNTING PRONOUNCEMENTS

US GAAP

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 149 (FAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

FAS 149 :

•	Amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities.

•	Amends FAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to FAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative.

•	Is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30. The guidance is to be applied prospectively.

Generally, FAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.

Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading purposes" as Defined in Issue No. 02-3

On February 9, 2004, the EITF issued Emerging Issues Task Force No. 03-11. The Task Force reached a consensus that determining whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances.

Consideration of the facts and circumstances should be made in the context of the various activities of the entity rather than based solely on the terms of the individual contracts. In evaluating the facts and circumstances for purposes of determining whether an arrangement should be reported on a gross or net basis, the Task Force acknowledged that the economic substance of the transaction as well as the guidance set forth in Opinion 29 relative to nonmonetary exchanges and the gross versus net reporting indicators provided in Issue 99-19 may be considered in making this determination.

SEC — Staff Accounting Bulletin — Revenue Recognition

On December 18, 2003, the Securities Exchange Commission issued Staff Accounting Bulletin No. 104. This staff accounting bulletin revises portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. This staff accounting bulletin also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13.

The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance. If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. However, in the absence of authoritative literature addressing a specific arrangement or a specific industry, the staff will consider the existing authoritative accounting standards as well as the broad revenue recognition criteria specified in the FASB's conceptual framework that contain basic guidelines for revenue recognition.

Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned. Concepts Statement 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues".

Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)". In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller's price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

RANDGOLD RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)  (continued)

(B)	ADDITIONAL QUANTITATIVE AND QUALITATIVE US GAAP DISCLOSURES (continued)

Issue 04-2, Whether Mineral Rights are Tangible Assets and Related Issues.

In March 2004, the Task Force reached a consensus that mineral rights should be accounted for as tangible assets. Additionally, the Task Force decided that mining entities should disclose mineral rights in a separate caption, either on the face of the balance sheet or in the footnotes.

Issue 04-3, Mineral Assets: Impairment and Business Combinations.

SEC Securities Act Industry Guide No.7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, defines proven and probable reserves, and prohibits disclosure of estimates of any reserves that are not proven or probable. "Possible" reserves are estimated reserves that are less well established than proven and probable reserves. FASB Statement No. 89, Financial Reproting and Changing Prices, provides less specific definitions of proven and probable reserves. This Issue addresses whether the value associated with "possible" mineral reserves and anticipated fluctuations in the future market price of minerals should be included in the valuation of mineral assets when those assets are tested for impairment and recognized in a purchase business combination.

In March 2004, the Task Force reached a consensus that the value attributable to the value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in future market prices of minerals should be considered in a manner that is consistent with the expectations of marketplace participants when an entity allocates the purchase price to assets acquired in a business combination. Additionally, the Task Force reached a consensus that the value attributable to VBPP and the effects of anticipated fluctations in future market prices of minerals should be considered in the cash flow analysis used to test mining assets for impairment under FAS 144.

The Company is busy considering what the impact of these standards will be.

IFRS

The IASB has reissued many International Financial Reporting Standards and announced several new standards (e.g. IFRS 2, 3 & 5). The company is busy considering what the impact of this will be.

REPORT OF THE INDEPENDENT AUDITORS

To the Board of Directors of Randgold Resources Limited

We have audited the accompanying balance sheets of Societe des Mines de Morila SA. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, of cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
Johannesburg, South Africa
March 11, 2003

SOCI|$$|AAET|$$|AAE DES MINES DE MORILA S.A.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2002 $'000	2001 $'000
Revenue	14	328,652	168,583
Operating costs		(97,783)	(79,178)
Operating profit	15	230,868	89,405
Other expenditure — net		(4,372)	(9,238)
— interest received		486	1,087
— finance charges		(6,574)	(9,266)
— other financial income/(costs)		1,715	(1,059)
Profit before taxation		226,496	80,167
Taxation	16	—	—
Net profit		226,496	80,167

See notes to the financial statements

SOCI|$$|AAET|$$|AAE DES MINES DE MORILA S.A.

BALANCE SHEET
AT DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2002 $'000	2001 $'000
Non current assets
Mining assets	8	140,566	144,639
Deferred stripping	9	18,506	5,898
Current assets		100,506	50,810
Cash and equivalents		50,350	12,572
Restricted cash	12	11,315	11,185
Inventories	10	21,409	17,055
Accounts receivable	11	17,026	9,666
Prepaid expenses		405	332
Total assets		259,577	201,347
Equity
Capital and reserves
Share capital	3	16	16
Distributable reserves		149,027	80,902
Other reserves		(20,733)	(4,362)
Retained income		169,760	85,264
Shareholders' equity		149,043	80,918
Non-current liabilities		81,341	93,169
Shareholders' subordinated loans	4	18,394	17,715
Environmental rehabilitation provision	5	5,850	5,850
Long term liabilities	6	38,271	66,050
Financial instrument liability	7	18,826	3,554
Current liabilities		29,193	27,260
Accounts payable	13	8,537	6,701
Short term portion of long term liabilities	6	20,656	20,559
Total shareholders' equity and liabilities		259,577	201,347

See notes to the financial statements

SOCI|$$|AAET|$$|AAE DES MINES DE MORILA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Share Capital $'000	Retained Income $'000	Other Reserves $'000	Total $'000
Balance at January 1, 2001	16	21,097	(4,780)	16,333
Net profit for the year	—	80,167	—	80,167
Movement in cash flow hedge	—	—	418	418
Dividends declared and paid		(16,000)	—	(16,000)
Balance at December 31, 2001	16	85,264	(4,362)	80,918
Net profit for the year	—	226,496	—	226,496
Movement in cash flow hedge	—	—	(16,371)	(16,371)
Dividends declared and paid	—	(142,000)	—	(142,000)
Balance at December 31, 2002	16	169,760	(20,733)	149,043

See notes to the financial statements

SOCI|$$|AAET|$$|AAE DES MINES DE MORILA S.A.

CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31
(US$ THOUSANDS UNLESS OTHERWISE NOTED)

	Notes	2002 $'000	2001 $'000
Cash flows from operating activities
Income before interest and taxes	17.1	236,664	98,425
Cash utilized by changes in working capital	17.2	(9,949)	(26,090)
		226,715	72,335
Interest paid — net		(6,088)	(8,179)
Net cash flows generated by/(utilized in) operating activities		220,627	64,156
Cash flows from investing activities
Increase in restricted cash		(131)	(11,185)
Additions to mining assets		(13,715)	(23,207)
Net cash flows utilized in investing activities		(13,846)	(34,392)
Cash flows from financing activities
Long term liabilities (repaid) /raised — net		(27,003)	(18,538)
Dividends paid		(142,000)	(16,000)
Payment for financial instrument liability		—	(55)
Net cash flows (utilized in)/generated by financing activities		(169,003)	(34,593)
Net increase in cash and equivalents		37,778	(4,829)
Cash and equivalents at beginning of year		12,572	17,401
Cash and equivalents at end of year		50,350	12,572

See notes to the financial statements

SOCIÉTÉ DES MINES DE MORILA S.A.
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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

The Company has classified these costs as "Deferred stripping" on the balance sheet. Deferred stripping costs as at December 31, 2002 and 2001 were $18.5 million and $5.9 million respectively. Additions to deferred stripping costs are included as "Transfer to Deferred Stripping Costs" in the Consolidated Statement of Operations and amounted to $12.6 million and $5.0 million in the years ended December 31, 2002 and 2001, respectively.

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

The Company adopted International Accounting Standard 39 ("IAS"). Financial Instruments: Recognition and Measurement", effective January 1, 2001.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

3.	Share capital

Share capital consists of the following authorized and issued ordinary par value shares with a nominal value of Communaute Financiere Africaine franc ("CFA") 10 000 ($16.356) each:

	Number of shares authorized and issued	2002 $'000	2001 $'000
Held by:
Morila Limited	800	13	13
Government of Mali	200	3	3
	1,000	16	16

4.	Shareholders' subordinated loans

	2002 $'000	2001 $'000
Government of Mali	3,145	3,029
Morila Limited	15,249	14,686
	18,394	17,715
Made up of:
Principal	13,108	13,108
Deferred interest	5,286	4,607
	18,394	17,715

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

5.	Environmental rehabilitation provision

	2002 $'000	2001 $'000
Provided to date
— opening balance	5,850	1,540
— charge to the income statement	—	480
— rehabilitation asset raised (refer note 8)	—	3,830
	5,850	5,850

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

The total cost of rehabilitation is estimated at $8.4 million undiscounted, the majority of which will only be spent after ten years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

6.	Long term liabilities

	2002 $'000	2001 $'000
a) Morila project loan	36,000	65,931
b) Morila finance lease	19,105	20,678
c) Morila Air Liquide finance lease	3,822	—
	58,927	86,609
Less: Current portion of long term liabilities:
a) Morila Project loan	18,000	18,000
b) Morila finance lease	2,279	2,559
c) Morila Air Liquide finance lease	377	—
	(20,656)	(20,559)
	38,271	66,059

a)	Morila Project Loan

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25 to 30 percent of Morila's first five years of production. Various debt covenants apply to the loan, including:

•	Hedging arrangements as stipulated by N.M. Rothschilds will be put into place. The Company will provide evidence to the effect that Morila Holdings or AngloGold has entered into committed Hedging Agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred.

•	Limitations on material assets disposals and acquisitions.

•	No declaration, payment or distribution of dividends without approval.

•	Maintain insurance with reputable insurance companies.

•	Establish the Debt Service Reserve Account is the offshore bank account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date.

•	No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project.

•	No indebtedness shall exceed $2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls Royce power plant.

•	The Government of Mali principal indebtedness in Morila SA is not to exceed the original $1.6 million as stipulated in the Convention.

•	Certain financial ratios need to be adhered to throughout the loan agreement.

The repayment schedule according to the contract is as follows:

	2002 $'000	2001 $'000
Year ending 2002	—	18,000
Year ending 2003	18,000	18,000
Year ending 2004	18,000	18,000
Year ending 2005	—	11,931
	36,000	65,931

b)	Finance Leases

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

The estimated repayment schedule according to the contract is as follows:

	2002 $'000	2001 $'000
Year ending 2002	—	2,559
Year ending 2003	2,279	2,279
Year ending 2004	2,153	2,153
Year ending 2005	2,276	2,276
Year ending 2006	2,423	2,423
Year ending 2007	2,513	2,513
After year ending 2007	7,461	6,476
	19,105	20,679

c)	Morila Air Liquide finance lease

Morila Air Liquide finance lease relates to three oxygen-generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing December 1, 2000 and bears interest at a variable rate which as at December 31, 2002 was approximately 17% per annum. The lease is collateralized by the gas producing equipment whose net book value at December 31, 2002 amounted to $3.2 million.

The estimated repayment schedule according to the contract is as follows:

	2002 $'000	2001 $'000
Year ending 2003	377	—
Year ending 2004	391	—
Year ending 2005	404	—
Year ending 2006	415	—
Year ending 2007	429	—
After year ending 2007	1,806	—
	3,822	—

7.	Financial instrument liability

		2002 $'000	2001 $'000
Mark to market of speculative financial instruments at year-end	7.1	(1,907)	(808)
Financial instrument liability	7.2	20,733	4,362
		18,826	3,554

7.1	This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Company's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 19.

7.2	The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 19.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

8.	Mining assets

	Year	Cost $'000	Accumulated Depreciation $'000	Net Book Value $'000
Total mining assets	2002	174,728	34,163	140,566
Total mining assets	2001	161,090	16,451	144,639

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

9.	Deferred stripping

	2002 $'000	2001 $'000
Opening balance	5,898	919
Additions during the year	12,608	4,979
	18,506	5,898

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

10.	Inventories

	2002 $'000	2001 $'000
Consumables stores	15,032	11,242
Gold in process	901	2,530
Ore stockpiles	5,476	3,283
	21,409	17,055

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

11.	Accounts receivable

	2002 $'000	2001 $'000
Related party receivables
— Anglogold Johannesburg	1	—
— Randgold Resources Limited	10	35
Gold sales trade receivable	13,301	5,997
TVA receivable	3,281	2,574
Other	433	1,059
	17,026	9,666

12.	Restricted cash

	2002 $'000	2001 $'000
Debt service reserve	11,315	11,185

The debt service reserve account relates to the NM Rothschild & Son Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila Project Loan. Refer to Note 6(a).

13.	Accounts payable

	2002 $'000	2001 $'000
Related party payables
— Randgold Resources Limited	7	725
— Anglogold Limited	286	4
— Anglogold Mali Sa	486	343
Trade creditors	2,663	2,992
Payroll costs accruals	2,209	1,780
Sundry accruals	2,886	857
	8,537	6,701

14.	Revenue

	2002 $'000	2001 $'000
Gold sales	328,508	168,167
Silver sales	144	416
	328,652	168,583

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

15.	Operating profit

	2002 $'000	2001 $'000
Operating profit is arrived at after taking into account the following:
Depreciation and amortization	17,788	14,042
Auditor's remuneration
— audit fees	58	103
Royalties	19,699	10,152
Loss on financial instruments	1,100	535
Related party management fee (anser)	3,263	1,727

16.	Taxation

The Company benefits from a five year tax holiday in Mali which expires on November 1, 2005. The benefit of the tax holiday to the Company was to increase its net income by $79.3 million and $28.1 million, due to not recording a tax expense for the taxable income generated by the Morila mine for the years ended December 31, 2002 and 2001, respectively. Under Malian tax law upon expiration of the tax holiday, the Company's income tax expense will be based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

Major items causing the Company's actual income tax charge to differ from estimated the standard charge of 35% of taxable income are as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001 $'000
Tax at statutory rate	79,274	28,058
Morila tax holiday differences	(79,274)	(28,058)
Total income and mining taxes	—	—

The Morila operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2002 and 2001 respectively, for deduction against future mining income.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

17.	Notes to the Cash Flow Statement

		2002 $'000	2001 $'000
17.1	Cash generated by operating activities
	Profit before taxation	226,496	80,167
	Adjustments
	— finance charges	6,088	8,179
	— depreciation and amortization	17,788	14,042
	— environmental rehabilitation provision	—	480
	— (Gain)/loss on financial instruments	(1,100)	535
	— deferred stripping costs capitalized	(12,608)	(4,978)
		236,664	98,425
17.2	Cash utilized by changes in working capital
	(Increase)/decrease in accounts receivable	(7,433)	9,932
	Increase in inventories	(4,354)	(3,573)
	Increase/(decrease) in accounts payable (excluding short term portion of long term loan)	1,838	(32,449)
		(9,949)	(26,090)

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

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

	December 31, 2002		December 31, 2001
	Carrying Amount $'000	Fair Value $'000	Carrying Amount $'000	Fair Value $'000
Financial assets
Cash and equivalents	50,350	50,350	12,572	12,572
Restricted cash	11,315	11,315	11,185	11,185
Receivables	17,026	17,026	9,666	9,666
Financial liabilities
Accounts payable	29,193	29,193	27,260	27,260
Long-term debt (excluding loans from shareholders)	38,271	38,271	66,050	66,050
Liabilities on financial instruments	18,826	18,826	3,554	3,554

Financial instruments

Details of on balance sheet gold derivative contracts as at December 31, 2002:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold (Matched to Purchased Puts)
	Ounces	$/Oz	Ounces	Us $/Oz	Ounces	Us $/Oz	Ounces	Us $/Oz
December 31, 2003	—	—	151,452	275	53,614	350	—	—
December 31, 2004	—	—	129,852	275	45,960	360	—	—

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

And at December 31, 2001:

	Hedging Instruments				Unmatched Instruments
Maturity Dates	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold (Matched to Purchased Puts)
	Ounces	$000/Oz	Ounces	Us $/Oz	Ounces	Us $/Oz	Ounces	Us $/Oz
December 31, 2002	60,000	275	168,240	275	59,556	340	60,000	310
December 31, 2003	—	—	151,452	275	53,614	350	—	—
December 31, 2004	—	—	129,852	275	45,960	360	—	—

The total fair value of the above financial instruments as at December 31, 2002 was a loss of $18.8 million and a loss of $3.5 million as at December 31, 2001.

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

21.	Commitments

21.1	Capital expenditure

	2002 $'000	2001 $'000
Contracts for capital expenditure	1,985	375
Authorized but not contracted for	183	3,843
	2,168	4,218

22.	Related party transactions

Included in accounts payable and accounts receivable as at December 31, 2002 are amounts of $0.8 million (2001: $1.1 million) and $0.01 million (2001: $0.04 million) as detailed in notes 13 and 11 above, respectively.

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

a)	Reconciliation of Net Profit and Shareholders Equity for the Years Ended December 31, 2002 and 2001

Reconciliation of Net Profit	2002 $'000	2001 $'000
Net profit under IAS	226,496	80,167
US GAAP adjustments
Provision for environmental rehabilitation	(191)	(250)
Net profit under US GAAP before change in accounting policy	226,305	79,917
Change in accounting policy	—	1,288
Net profit under US GAAP	226,305	81,205
Net profit under US GAAP	226,305	81,205
Other Comprehensive Income
Change in accounting policy which meet the criteria for cash flow hedges	—	(4,780)
Change in fair value of cash flow hedges	(16,371)	418
Comprehensive income under US GAAP	209,934	76,843

Reconciliation of Shareholders' Equity	2002 $'000
Total shareholders' equity under IAS	149,043
US GAAP ADJUSTMENTS
Provision for environmental rehabilitation	(479)
Total shareholders' equity under US GAAP	148,564

The following is a summary of the differences between IAS and US GAAP as applicable to the Company.

b)	Quantitative and Qualitative US GAAP Disclosures

Provision for Environmental Rehabilitation.

Currently under IAS, full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to balance sheet date. Annual

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS 145 amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The Company has determined that the adoption of SFAS 145 will not have a material impact on its results of operations and financial position.

In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

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

In December 2002, the FASB issued Statements of Financial Accounting Standards No 148, "Accounting for Stock-Based Compensation Transition and Disclosure — an amendment of FAS 123". Under FAS 148, the statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosure on both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 in paragraphs 2(a)-2(e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. Earlier application of the transition provisions in paragraphs 2(a)-2(d) is permitted for entities with a fiscal year ending prior to December 15, 2002, provided that financial statements for the 2002 fiscal year have not been issued as of the date this Statement is issued. Early application of the disclosure provisions in paragraph 2(e) is encouraged. The Company has determined that SFAS 148 will have no impact on its results of operations and financial position for the periods presented as it does not have any stock based compensation plans.

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

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51" ("FIN 46"). This interpretation of

SOCIÉTÉ DES MINES DE MORILA S.A.
NOTES TO THE FINANCIAL STATEMENTS
(US$ THOUSANDS UNLESS OTHERWISE NOTED)   (continued)

Accounting Research Bulletin No. 51. Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics:

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: /s/ Roger Brett Kebble
Name: Roger Brett Kebble
Title: Chief Executive Officer
Date: July 15, 2004

Exhibit Index

EXHIBIT NO.	EXHIBIT
1.2	Articles of Association of Randgold & Exploration Company Limited.
4.18	Sale Agreement dated June 20, 2003 from Platgold Pacific NL, Hazcare Pty Ltd. and Randgold & Exploration Company Limited.
4.19	Agreement between Randgold & Exploration Company Limited and Notable Holdings (Pty) Limited dated July 22, 2003.
4.20	Agreement between Randgold & Exploration Company Limited and Kemonshey Holdings Limited on July 22, 2003.
4.21	Sale of Shares Agreement, dated July 28, 2003, amongst Randgold & Exploration Company Limited, Equitant Trading (Proprietary) Limited and Phikoloso Mining (Proprietary) Limited.
4.22	Agreement between Randgold & Exploration Company Limited and Continental Goldfields Limited, dated December 11, 2003.
4.23	Agreement made and entered into by and between Randgold & Exploration Company Limited and Masupatsela Investment Holdings (Pty) Limited, dated December 30, 2003.
4.24	Call Option Agreement by Lunda Sul Holdings (Proprietary) Limited in favour of Randgold & Exploration Company Limited in respect of Lunda Alluvial Operations (Pty) Ltd dated January 5, 2004.
4.25	Mineral Rights Agreement between Randgold & Exploration Company Limited and Minrico Limited, dated February 22, 2004.
4.26	Subscription and Option Agreement between Randgold & Exploration Company Limited and The Afrikander Lease Limited, dated February 26, 2004.
4.27	Heads of Prospecting Agreement between Randgold & Exploration Company Limited and De Beers Consolidated Mines Limited dated April 30, 2004.
4.28	Underwriting Agreement made and entered into by and between Randgold & Exploration Company Limited and The Afrikander Lease Limited dated May 13, 2004.
4.29	Sale of Mining Rights Agreement by Koketso Angola Joint Venture and Randgold & Exploration Company Limited.
4.30	Sale of Mining Rights Agreement by Masupatsela Angola Mining Ventures (Proprietary) Limited and Randgold & Exploration Company Limited.
4.31	Sale of Rights Agreement by Quantum African Mining (Proprietary) Limited and Randgold & Exploration Company Limited.
4.32	Equipment Sale Agreement by Trans Bengula Logistics (Proprietary) Limited and Randgold & Exploration Company Limited.
4.33	Consortium Sale Agreement amongst Tawny Eagle Holdings (Proprietary) Limited and Chestnut Hill Investments 60 (Proprietary) Limited and Randgold & Exploration Company Limited.
4.34	Randgold Sale Agreement between Anglo South Africa Capital (Proprietary) Limited and Randgold & Exploration Company Limited.

EXHIBIT NO.	EXHIBIT
4.35	Option Agreement between Randgold & Exploration Company Limited and Chestnut Hill Investments 60 (Proprietary) Limited.
8.1	List of subsidiaries and associated companies.
12.1	Certification by Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Financial Director pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Financial Director pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.