Form 20-F/A
period 2003-12-31
RANDGOLD & EXPLORATION CO LTD
filed 2005-04-04
CIK 1033217

As filed with the Securities and Exchange Commission on April 4, 2005


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F/A


(Mark One)
    [_]            REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                                         OR
    [X]                ANNUAL REPORT PURSUANT TO SECTION 13 OR
                    15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 2003
                                         OR
    [_]              TRANSITION REPORT PURSUANT TO SECTION 13 OR
                    15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to             .

Commission file number:  000-29150
                              ---------------------

                     RANDGOLD & EXPLORATION COMPANY LIMITED
             (Exact name of Registrant as specified in its charter)

                             ----------------------

                          The Republic of South Africa
                 (Jurisdiction of incorporation or organization)

                             ----------------------

                 28 Harrison Street, Johannesburg, South Africa
                    (Address of principal executive offices)

                             ----------------------

Securities registered or to be registered pursuant to section 12(b) of the Act.


                 Title of each class               Name of each exchange
                                                   on which registered

                                      NONE

                             ----------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

Ordinary Shares, par value Rand 0.01 per share,*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one (1) common share.
                                (Title of class)

     * Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                             ----------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of class)

                             ----------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

55,280,785 ordinary shares, par value Rand 0.01 per share.

                             ----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                           Yes [X]                   No [_]
Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]               Item 18 [X]

                                EXPLANATORY NOTE

Randgold & Exploration Company Limited ("Randgold & Exploration") is filing this Amendment to its Annual Report on Form 20-F for its fiscal year ended December 31, 2003 in order to include disclosure regarding exemptions from certain Nasdaq corporate governance rules under Item 10. of Form 20-F. This disclosure speaks as of December 31, 2003.

Item 10.   Additional Information.

Item 10. Additional Information contained in Randgold & Exploration's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 is amended by adding the following at the end of Section "B. MEMORANDUM AND ARTICLES OF ASSOCIATION" contained therein:

Exemptions from certain Nasdaq corporate governance rules

          At the time Randgold & Exploration listed its ADRs with the Nasdaq National Market, it received an exemption from certain corporate governance requirements. Nasdaq rules permit Nasdaq to provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. Randgold & Exploration has received from Nasdaq an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock of not less than 33 1/3% of the outstanding shares of the issuer's common voting stock because such Nasdaq Marketplace Rule is contrary to the laws, rules, regulations or generally accepted business practices of the Republic of South Africa. Randgold & Exploration's Articles of Association provide that the quorum for a General Meeting shall be three members present in person and entitled to vote or, if a member is a body corporate, represented, and the quorum for a special resolution at a general or annual general meeting is members holding in aggregate not less than one-fourth of the total votes of all members entitled to vote at such meeting.

Item 19. Exhibits.

Exhibit Number                           Description of Exhibit
--------------                           ----------------------

12.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, promulgated under Section 302 of the Sarbanes-Oxley Act of 2002


12.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, promulgated under Section 302 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                         Randgold & Exploration Company Limited

                                         By:      /s/ Patricia Beatrice Beale
                                                  ------------------------------
                                                  Name:  Patricia Beatrice Beale
                                                  Title: Company Secretary
Date: April 4, 2005

Exhibit 12.1


   Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or
    15d-14(a) of the Securities Exchange Act of 1934, as amended, promulgated under Section 302 of the Sarbanes-Oxley Act of 2002


I, Roger Brett Kebble, certify that:

1.       I have reviewed this Form 20-F/A of Randgold & Exploration Company
         Limited; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 4, 2005

By:      /s/ Roger Brett Kebble
         -------------------------------
         Name:  Roger Brett Kebble
         Title:  Chief Executive Officer

Exhibit 12.2


   Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or
    15d-14(a) of the Securities Exchange Act of 1934, as amended, promulgated under Section 302 of the Sarbanes-Oxley Act of 2002

I, Hendrick Christoffel Buitendag, certify that:

1.       I have reviewed this Form 20-F/A of Randgold & Exploration Company
         Limited; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 4, 2005

By:      /s/ Hendrick Christoffel Buitendag
         -------------------------------------
         Name:  Hendrick Christoffel Buitendag
         Title:  Financial Director